As filed with the Securities and Exchange Commission on November 8, 2010
Registration No. 333-
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GREEN DOT CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	6199	95-4766827
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification no.)

605 East Huntington Drive, Suite 205
Monrovia, CA 91016
(626) 739-3942
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

John C. Ricci
General Counsel
Green Dot Corporation
605 East Huntington Drive, Suite 205
Monrovia, CA 91016
(626) 739-3942
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Laird H. Simons III, Esq. William L. Hughes, Esq. James D. Evans, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	William V. Fogg, Esq. Daniel A. O’Shea, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
                                                       (Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate	Registration
Securities to be Registered	Offering Price(1)	Fee
Class A Common Stock, par value $0.001 per share	$100,000,000	$7,130

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and neither we nor the selling stockholders are soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS
Subject to completion, dated November 8, 2010
          Shares

Class A Common Stock

The selling stockholders identified in this prospectus are selling all of the                    shares of our Class A common stock offered hereby and will receive all of the proceeds from this offering. We will not receive any proceeds from the sale of shares of our Class A common stock in this offering.

We have two classes of authorized common stock — Class A common stock and Class B common stock. The rights of the holders of our Class A common stock and our Class B common stock are virtually identical, except with respect to voting and conversion. Each share of our Class A common stock is entitled to one vote per share. Each share of our Class B common stock is entitled to ten votes per share and is convertible at any time into one share of our Class A common stock.

Our Class A common stock is listed on the NYSE under the symbol “GDOT.” On November 8, 2010, the last reported sale price of our Class A common stock on the NYSE was $53.96 per share.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to the selling stockholders, before expenses	$	$

The selling stockholders have granted the underwriters an option, for a period of 30 days from the date of this prospectus, to purchase from them up to           additional shares of our Class A common stock to cover over-allotments, if any.

Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page 10 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Delivery of the shares of our Class A common stock will be made on or about          , 2010.

J.P. Morgan	Morgan Stanley

, 2010

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by or on behalf of us and delivered or made available to you. Neither we nor the selling stockholders have authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our Class A common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our Class A common stock. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment in our Class A common stock.

Green Dot Corporation

Green Dot is a leading prepaid financial services company providing simple, low-cost and convenient money management solutions to a broad base of U.S. consumers. We believe that we are the leading provider of general purpose reloadable prepaid debit cards in the United States and that our Green Dot Network is the leading prepaid reload network in the United States. We sell our cards and offer our reload services nationwide at approximately 50,000 retail store locations, which provide consumers convenient access to our products and services. Our technology platform, Green PlaNET, provides essential functionality, including point-of-sale connectivity and interoperability with Visa, MasterCard and other payment or funds transfer networks, and compliance and other capabilities to our Green Dot Network, enabling real-time transactions in a secure environment. The combination of our innovative products, broad retail distribution and proprietary technology creates powerful network effects, which we believe enhance the value we deliver to our customers, retail distributors and other participants in our network.

We were an early pioneer in the development of general purpose reloadable prepaid debit cards, or GPR cards, and associated reload services, which collectively we refer to as prepaid financial services. GPR cards are designed for general spending purposes and can be used anywhere the cards’ applicable payment network, such as Visa or MasterCard, is accepted, but, unlike gift cards, can be reloaded with additional funds for ongoing, long-term use. Our GPR cards are issued as Visa- or MasterCard-branded cards and are accepted worldwide by merchants and other businesses belonging to the applicable payment network, including for bill payments, online shopping, everyday store purchases and ATM withdrawals. We believe that we are the leading provider of GPR cards in the United States based on the 3.3 million active cards in our portfolio as of September 30, 2010, which we define as cards that have had a purchase, reload or ATM withdrawal transaction during the previous 90-day period.

We have built strong distribution and marketing relationships with many significant retail chains, including Walmart, Walgreens, CVS, Rite Aid, 7-Eleven, Kroger, K-Mart, Meijer and Radio Shack. These retail chains provide consumers with convenient locations to purchase and reload our cards. In addition, any holder of a GPR card issued by a member of our reload network may reload that card at any one of those locations. Currently, there are over 100 third-party prepaid card programs that use our nationwide reload network to facilitate reloading by their cardholders. In 2009, we entered into an agreement with PayPal whereby its customers can add funds to any new or existing PayPal account through our reload network at all retail locations where we sell our products and services, but to date we have not generated significant operating revenues from our relationship with PayPal. In fiscal 2009, the gross dollar volume loaded to our GPR card and reload products was $4.7 billion, an increase of 67% over fiscal 2008.

We have developed a business model with powerful network effects. Growth in the number of our product and service offerings or our network participants, which include consumers, retail distributors and businesses that accept reloads or payments through the Green Dot Network, enhances the value we deliver to all network participants. Our technology platform, Green PlaNET, enables network participants to communicate and complete transactions rapidly and securely through our reload network or third-party payment or funds transfer networks, and is a central component of our network-based business model.

For the years ended July 31, 2007, 2008 and 2009, the five months ended December 31, 2009 and the nine months ended September 30, 2010, our total operating revenues were $83.6 million, $168.1 million, $234.8 million, $112.8 million and $272.0 million, respectively. In the same periods, we generated operating income of $1.2 million, $29.2 million, $63.7 million, $23.3 million and $56.7 million, respectively.

Industry Overview

Prepaid cards have emerged as an attractive product within the electronic payments industry. They are easy for consumers to understand and use because they work in a manner similar to traditional debit cards, allowing the cardholder to use a conventional plastic card linked to an account established at a financial institution. According to Mercator Advisory Group’s “Prepaid Market Forecasts 2010 to 2013” research report, $28.6 billion was loaded onto GPR cards in the United States in 2009 and $201.9 billion is expected to be loaded onto GPR cards in the United States in 2013, reflecting a 63% compound annual growth rate during that four-year period. We believe that this growth in the use of GPR cards will contribute to a substantial increase in the demand for prepaid financial services.

The prepaid financial services industry is fragmented and its products are relatively early in their life cycles. Vendors generally do not have a broad set of product and service offerings or capabilities, and no single vendor currently provides all of the elements that are necessary to establish and operate a GPR card program. We believe this creates a significant opportunity for a vertically-integrated provider with a broad suite of innovative products and services.

Our Competitive Strengths

Our combination of innovative products and marketing expertise, a known brand name, a nationwide retail distribution presence and proprietary technology supports our network-based business model and has enabled us to become a leading provider of prepaid financial services in the United States. Our strengths include:

•	Innovative Product and Marketing Expertise. We are an innovator in the development, merchandising and marketing of prepaid financial services. We believe we were the first company to combine the products, technology platform and distribution channel required to make retailer-distributed GPR cards a viable product offering. Our consumer focus has led us to enhance our product packaging and product displays in retail locations to educate consumers and promote our products and services more effectively. We believe that we have the strongest brand in the prepaid financial services industry, and we continue to build brand awareness using national television advertising.

•	Leading Retail Distribution. We have established a nationwide retail distribution network, consisting of approximately 50,000 retail store locations, which gives us access to the vast majority of the U.S. population. According to a Scarborough Research survey, which was conducted between February 2009 and March 2010, 94% of U.S. adult respondents had shopped at one or more of the stores of our current retail distributors within the prior twelve months.

•	Leading Reload Network in the United States. We believe our Green Dot Network is the leading reload network for prepaid cards in the United States. We also believe that it can be expanded and adapted to many new and evolving applications in the electronic payments industry.

•	Proprietary Technology. Green PlaNET, our centralized processing platform, includes a variety of proprietary software applications that, together with third-party applications, run our front-end, back-end, anti-fraud, regulatory compliance and customer service processing systems. It enables us to develop, distribute and support a variety of products and services effectively.

This platform also enables our cards and Green Dot Network to interoperate with Visa, MasterCard and other payment or funds transfer networks, allowing our cardholders to make purchases and complete other transactions.

•	Business Model with Powerful Network Effects. The combination of our broad group of products and services, large portfolio of active cards, nationwide footprint of retail distributors and proprietary technology creates powerful network effects. Growth in the number of our product and service offerings or network participants enhances the value we deliver to all network participants. For example, we are able to attract retail distributors because of the large number of consumers who actively use our reload network. We believe the breadth and depth of our network would be difficult to replicate and represents a significant competitive advantage, as well as a barrier to entry for potential competitors.

•	Vertical Integration. We believe that we are more vertically integrated than our competitors, based on our distribution capabilities, processing platform, program management skills and proprietary reload network. Whereas we have built our offerings primarily around our own internally-developed capabilities, none of our competitors has been able to offer products and services similar to ours without collaborating with third parties to provide one or more of the essential features of prepaid financial service offerings, such as program management or the reload network. Our vertical integration has allowed us to reduce costs across our operations and, we expect, will continue to provide us with opportunities to reduce operational costs in the future. It also enables us to scale our business quickly in response to rising demand and to ensure high-quality service for our customers.

•	Strong Regulatory and Compliance Infrastructure. We employ a proactive approach to licensing, regulatory and compliance matters, which we believe provides us with an important competitive advantage. We believe that this has helped us develop strong relationships with leading retailers and financial institutions and has prepared us well for changes in the regulatory environment.

Our Strategy

The key components of our strategy include:

•	Increasing the Number of Network Participants. We intend to enhance the network effects in our business model in the following ways:

•	attracting new users by introducing new products, improving current products and promoting our products;

•	expanding and strengthening our distribution by establishing relationships with additional high-quality retail chains and accelerating our entry into new distribution channels; and

•	adding businesses that accept reloads or payments through, and applications for, the Green Dot Network by continuing to enroll additional third-party prepaid card program providers in our reload network and to identify additional uses for our reload network’s cash transfer technology.

•	Increasing Revenue per Customer. We intend to pursue greater revenue per customer by improving cardholder retention, increasing card usage and increasing adoption of optional revenue-generating services.

•	Improving Operating Efficiencies. We intend to leverage our growing scale and vertical integration to generate incremental operating efficiencies, which will provide us with the flexibility to engage in new marketing programs, reduce pricing and make other investments in our business to maintain our leadership position.

•	Broadening Brand and Product Awareness. We intend to broaden awareness of the Green Dot brand and our products and services through national television advertising, online advertising and ongoing enhancements to our packaging and merchandising.

•	Acquiring a Bank and Complementary Businesses. We intend to pursue acquisitions that will help us achieve our strategic objectives, particularly those designed to improve operating revenue growth and operating efficiencies. In February 2010, we entered into a definitive agreement to acquire Utah-based Bonneville Bancorp, a bank holding company, and its subsidiary commercial bank, Bonneville Bank, for an aggregate cash purchase price of approximately $15.7 million, and filed applications with the appropriate federal and state regulators seeking approvals for this transaction. While there can be no assurance that we will obtain these approvals or our bank acquisition will close, we currently expect to complete this acquisition during the fourth quarter of calendar 2010. We believe this acquisition will increase the efficiency with which we introduce and manage potential new products and services, reduce the risk that we would be negatively impacted by changes in the business practices of the banks that issue our cards, reduce the sponsorship and service fees and other expenses that we pay to third parties, and allow us to serve our customers better and more efficiently through a more vertically integrated platform.

Risks Affecting Us

Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. These risks represent challenges to the successful implementation of our strategy and to the growth and future profitability of our business. These risks include:

•	our growth rates may decline in the future;

•	operating revenues derived from sales at Walmart and from our three other largest retail distributors, as a group, represented 63%, and 20%, respectively, of our total operating revenues and 64% and 19%, respectively, of our total operating revenues, excluding stock-based retailer incentive compensation, for the nine months ended September 30, 2010, and the loss of operating revenues from any of these retail distributors would adversely affect our business;

•	our future success depends upon our retail distributors’ active and effective promotion of our products and services, but their interests and operational decisions might not always align with our interests;

•	the industry in which we compete is highly competitive and has a number of major participants, which could adversely affect our operating revenue growth; and

•	we operate in a highly regulated environment; failure to comply with applicable laws or regulations, or changes in those laws or regulations that adversely affect our operating methods or economics (e.g., reducing interchange rates), could negatively impact our business.

Corporate History and Information

We were incorporated in Delaware in October 1999 as Next Estate Communications, Inc. and changed our name to Green Dot Corporation in October 2005. Our principal executive offices are located at 605 East Huntington Drive, Suite 205, Monrovia, California 91016, and our telephone number is (626) 739-3942. Our website address is www.greendot.com. The information on, or that can be accessed through, our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus.

Unless otherwise indicated, the terms “Green Dot,” “we,” “us” and “our” refer to Green Dot Corporation, a Delaware corporation, together with its consolidated subsidiaries, the term “prepaid cards” refers to prepaid debit cards and the term “our cards” refers to our Green Dot-branded and co-branded GPR cards. In addition, “prepaid financial services” refers to GPR cards and associated reload services, a segment of the prepaid card industry.

In September 2009, we changed our fiscal year-end from July 31 to December 31. Throughout this prospectus, references to “fiscal 2007,” “fiscal 2008” and “fiscal 2009” are to the fiscal years ended July 31, 2007, 2008 and 2009, respectively.

Green Dot and MoneyPak are our registered trademarks in the United States, and the Green Dot logo is our trademark. Other trademarks appearing in this prospectus are the property of their respective holders.

The Offering

Class A common stock offered by the selling stockholders	shares

Class A common stock to be outstanding after this offering	shares

Class B common stock to be outstanding after this offering	shares(1)

Total Class A and Class B common stock to be outstanding after this offering	shares

Voting rights	We have two classes of authorized common stock — Class A common stock and Class B common stock. The rights of the holders of our Class A and Class B common stock are virtually identical, except with respect to voting and conversion. The holders of our Class B common stock are entitled to ten votes per share, and the holders of our Class A common stock are entitled to one vote per share. The holders of our Class A common stock and Class B common stock will vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by law. Each share of our Class B common stock is convertible into one share of our Class A common stock at any time and will convert automatically upon certain transfers or the date that the total number of shares of Class B common stock outstanding represents less than 10% of the total number of shares of Class A and Class B common stock outstanding. See “Description of Capital Stock.”

Use of proceeds	The selling stockholders are selling all of the shares in this offering. We will not receive any proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Dividends	We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our Class A common stock for the foreseeable future.

NYSE symbol	“GDOT”

(1)	The shares of our Class B common stock outstanding after this offering will represent approximately % of the total number of shares of our Class A and Class B common stock outstanding after this offering and % of the combined voting power of our Class A and Class B common stock outstanding after this offering.

The number of shares of our Class A and Class B common stock to be outstanding after this offering represents the shares outstanding as of September 30, 2010, after giving effect to the issuance of           shares of Class B common stock to be acquired by certain selling stockholders through option exercises at the closing of this offering in order to sell the underlying shares of Class A common stock in this offering, and excludes:

•	shares of our Class B common stock issuable upon the exercise of stock options outstanding as of September 30, 2010 with a weighted average exercise price of $ per share (other than shares that we expect to be sold in this offering by certain selling stockholders upon the exercise of vested stock options and the conversion of the shares received into shares of our Class A common stock);

•	4,283,456 shares of our Class B common stock issuable upon the exercise of a warrant outstanding as of September 30, 2010, with an exercise price of $23.70 per share, that is exercisable only upon the achievement of performance goals specified in our arrangement with PayPal, Inc.;

•	50,000 shares of our Class A common stock issuable upon the exercise of stock options granted after September 30, 2010 with an exercise price of $46.15 per share; and

•	2,200,000 shares of our Class A common stock reserved for issuance under our 2010 Equity Incentive Plan and our 2010 Employee Stock Purchase Plan (including 79,500 shares of our Class A common stock issuable upon the exercise of stock options outstanding as of September 30, 2010 with an exercise price of $36.00 per share, and the shares described in the immediately preceding bullet), each of which contains provisions that will automatically increase its share reserve each year, as more fully described in “Executive Compensation — Employee Benefit Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•	the conversion by the selling stockholders of shares of our Class B common stock into a like number of shares of our Class A common stock immediately prior to the completion of this offering; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of our Class A common stock from the selling stockholders in this offering.

Summary Consolidated Financial and Other Data

The following tables present summary historical financial data for our business. You should read this information together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, each included elsewhere in this prospectus.

We derived the statement of operations data for the years ended July 31, 2007, 2008 and 2009 and for the five months ended December 31, 2009 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the statement of operations data for the nine months ended September 30, 2009 and 2010 and the balance sheet data as of September 30, 2010 from our unaudited consolidated financial statements included elsewhere in this prospectus, which have been prepared on a consistent basis with our audited consolidated financial statements. We derived the statement of operations data for the years ended July 31, 2005 and 2006 from our unaudited consolidated financial statements not included in this prospectus. In the opinion of our management, our unaudited financial data reflect all adjustments, consisting of normal and recurring adjustments, necessary for a fair statement of our results for those periods. Our historical results are not necessarily indicative of our results to be expected in any future period.

						Five Months
						Ended	Nine Months
	Year Ended July 31,					December 31,	Ended September 30,
	2005	2006	2007	2008	2009	2009	2009	2010
	(Unaudited)						(Unaudited)
	(In thousands, except per share amounts)

Consolidated Statement of Operations Data:
Operating revenues:
Card revenues	$21,771	$36,359	$45,717	$91,233	$119,356	$50,895	$93,011	$124,978
Cash transfer revenues	12,064	20,616	25,419	45,310	62,396	30,509	49,383	73,630
Interchange revenues	5,705	9,975	12,488	31,583	53,064	31,353	46,554	81,106
Stock-based retailer incentive compensation(1)	—	—	—	—	—	—	—	(7,673)

Total operating revenues	39,540	66,951	83,624	168,126	234,816	112,757	188,948	272,041
Operating expenses:
Sales and marketing expenses	19,148	28,660	38,838	69,577	75,786	31,333	52,430	87,777
Compensation and benefits expenses(2)	11,584	18,499	20,610	28,303	40,096	26,610	32,827	50,474
Processing expenses	6,990	8,547	9,809	21,944	32,320	17,480	27,092	43,131
Other general and administrative expenses	6,521	10,077	13,212	19,124	22,944	14,020	18,721	33,997

Total operating expenses	44,243	65,783	82,469	138,948	171,146	89,443	131,070	215,379

Operating income	(4,703)	1,168	1,155	29,178	63,670	23,314	57,878	56,662
Interest income	300	301	771	665	396	115	179	269
Interest expense	(474)	(823)	(625)	(247)	(1)	(2)	(3)	(48)

Income before income taxes	(4,877)	645	1,301	29,596	64,065	23,427	58,054	56,883
Income tax expense (benefit)	—	111	(3,346)	12,261	26,902	9,764	24,344	22,589

Net income	(4,877)	535	4,647	17,335	37,163	13,663	33,710	34,294
Dividends, accretion and allocated earnings of preferred stock	—	(367)	(5,157)	(13,650)	(29,000)	(9,170)	(22,886)	(16,094)

Net income (loss) allocated to common stockholders	$(4,877)	$168	$(510)	$3,685	$8,163	$4,493	$10,824	$18,200

Basic earnings (loss) per common share:
Class A common stock	—	—	—	—	—	—	—	$0.87
Class B common stock	$(0.48)	$0.02	$(0.05)	$0.34	$0.68	$0.37	$0.90	$0.87
Basic weighted-average common shares issued and outstanding
Class A common stock	—	—	—	—	—	—	—	1,442
Class B common stock	10,228	10,873	11,100	10,757	12,036	12,222	12,046	18,232
Diluted earnings (loss) per common share:
Class A common stock	—	—	—	—	—	—	—	$0.81
Class B common stock	$(0.48)	$0.01	$(0.05)	$0.26	$0.52	$0.29	$0.70	$0.81
Diluted weighted-average diluted common shares issued and outstanding
Class A common stock	—	—	—	—	—	—	—	22,884
Class B common stock	10,228	13,194	11,100	14,154	15,712	15,425	15,545	21,441

(1)	Represents the recorded fair value of the shares for which our right to repurchase has lapsed pursuant to the terms of the agreement under which we issued approximately 2.2 million shares of our Class A common stock to Walmart. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — May 2010 Changes to Our Relationship with Walmart” for more information. Prior to the three months ended June 30, 2010, we did not incur any stock-based retailer incentive compensation expense.

(2)	Includes stock-based compensation expense of $0, $0, $156,000, $1.2 million and $2.5 million for the years ended July 31, 2005, 2006, 2007, 2008 and 2009, respectively, $6.8 million for the five months ended December 31, 2009 and $2.0 million and $5.2 million for the nine months ended September 30, 2009 and 2010, respectively.

						Five Months	Nine Months
						Ended	Ended
	Year Ended July 31,					December 31,	September 30,
	2005	2006	2007	2008	2009	2009	2010
			(Dollars in thousands)

Statistical Data (Unaudited):
Number of GPR cards activated	428,737	721,561	894,295	2,167,004	3,106,923	2,105,908	4,735,792
Number of cash transfers	2,262,854	4,055,775	4,992,956	9,153,119	14,084,458	8,188,264	19,227,426
Number of active cards as of period end(1)	289,086	428,300	625,165	1,270,072	2,056,828	2,685,975	3,279,232
Gross dollar volume(2)	$414,910	$801,956	$1,134,175	$2,831,278	$4,702,914	$2,734,087	$7,736,236

(1)	Represents the total number of GPR cards in our portfolio that have had a purchase, reload or ATM withdrawal transaction during the previous 90-day period.

(2)	Represents the total dollar volume of funds loaded to our GPR card and reload products in the specified period.

The following table presents consolidated balance sheet data as of September 30, 2010:

As of
September 30,
2010
(In thousands)

Consolidated Balance Sheet Data:
Cash, cash equivalents and restricted cash(1)	$140,744
Settlement assets(2)	11,784
Total assets	213,379
Settlement obligations(2)	11,784
Long-term debt	—
Total liabilities	92,914
Total stockholders’ equity	120,465

(1)	Includes $5.2 million of restricted cash. We maintain restricted deposits in bank accounts to support our line of credit.

(2)	Our retail distributors collect customer funds for purchases of new cards and reloads and then remit these funds directly to bank accounts established on behalf of those customers by the banks that issue our cards. Our retail distributors’ remittance of these funds takes an average of three business days. Settlement assets represent the amounts due from our retail distributors for customer funds collected at the point of sale that have not yet been remitted to the card issuing banks. Settlement obligations represent the amounts that are due from us to the card issuing banks for funds collected but not yet remitted by our retail distributors and not funded by our line of credit. We have no control over or access to customer funds remitted by our retail distributors to the card issuing banks. Customer funds therefore are not our assets, and we do not recognize them in our consolidated financial statements.

RISK FACTORS

This offering and an investment in our Class A common stock involve a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before deciding to invest in our Class A common stock. If any of the following risks actually occurs, our business, financial condition, results of operations and future prospects could be materially and adversely affected. In that event, the market price of our Class A common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

Our growth rates may decline in the future.

In recent quarters, our operating income and net income have fluctuated and the rate of growth of our operating revenues generally has declined on a sequential basis and in the three months ended September 30, 2010, the rate of growth was negative relative to the second quarter of 2010. Accordingly, there can be no assurance that we will be able to continue our historical growth rates in future periods, and we would expect seasonal or other influences and fluctuations in stock-based retailer incentive compensation caused by variations in our stock price to cause sequential quarterly fluctuations and periodic declines in our operating revenues, operating income and net income. In particular, our results for the three months ended March 31, 2010 were favorably affected by large numbers of taxpayers electing to receive their refunds via direct deposit on our cards, and our results for the subsequent two quarters were adversely affected by stock-based retailer incentive compensation that reduced our total operating revenues. The incremental seasonal operating revenues in the three months ended March 31, 2010 may not be replicated in the remaining quarter of 2010 and the on-going stock-based retailer incentive compensation will continue to reduce our total operating revenues. Thus, our quarterly total operating revenues for the fourth quarter of 2010 may be below those in the three months ended March 31, 2010.

In the near term, our continued growth depends in significant part on our ability, among other things, to attract new users of our products, to expand our reload network and to increase our operating revenues per customer. Since the value we provide to our network participants relates in large part to the number of users of, businesses that accept reloads or payments through, and applications enabled by, the Green Dot Network, our operating revenues could suffer if we were unable to increase the number of purchasers of our GPR cards and to expand and adapt our reload network to meet consumers’ evolving needs. We may fail to expand our reload network for a number of reasons, including our inability to produce products and services that appeal to consumers and lead to increased new card sales, our loss of one or more key retail distributors or our loss of key, or failure to add, businesses that accept reloads or payments through the Green Dot Network, which we refer to as our network acceptance members.

We may not be able to increase card usage and cardholder retention, which have been two important contributors to our growth. Currently, many of our cardholders use their cards infrequently or do not reload their cards. We may be unable to generate increases in card usage or cardholder retention for a number of reasons, including our inability to maintain our existing distribution channels, the failure of our cardholder retention and usage incentives to influence cardholder behavior, our inability to predict accurately consumer preferences or industry changes and to modify our products and services on a timely basis in response thereto, and our inability to produce new features and services that appeal to cardholders.

As the prepaid financial services industry continues to develop, our competitors may be able to offer products and services that are, or that are perceived to be, substantially similar to or better than ours. This may force us to compete on the basis of price and to expend significant advertising, marketing and other resources in order to remain competitive. Even if we are successful at increasing our operating revenues through our various initiatives and strategies, we will experience an inevitable decline in growth rates as our operating revenues increase to higher levels and we may also experience a decline in margins. If our operating revenue growth rates slow materially or decline, our business, operating results and financial condition could be adversely affected.

Operating revenues derived from sales at Walmart and from our three other largest retail distributors, as a group, represented 63% and 20%, respectively, of our total operating revenues and 64% and 19%, respectively, of our total operating revenues, excluding stock-based retailer incentive compensation, during the nine months ended September 30, 2010, and the loss of operating revenues from any of these retail distributors would adversely affect our business.

Most of our operating revenues are derived from prepaid financial services sold at our four largest retail distributors. As a percentage of total operating revenues, operating revenues derived from products and services sold at the store locations of Walmart and from products and services sold at the store locations our three other largest retail distributors, as a group, were approximately 63% and 20%, respectively, in the nine months ended September 30, 2010. We do not expect calendar 2010 operating revenues derived from products and services sold at Walmart stores to change significantly as a percentage of our total operating revenues from the percentage in the nine months ended September 30, 2010, and expect that Walmart and our other three largest retail distributors will continue to have a significant impact on our operating revenues in future years. It would be difficult to replace any of our large retail distributors, particularly Walmart, and the operating revenues derived from sales of our products and services at their stores. Accordingly, the loss of Walmart or any of our other three largest retail distributors would have a material adverse effect on our business, and might have a positive impact on the business of one of our competitors if it were able to replace us. In addition, any publicity associated with the loss of any of our large retail distributors could harm our reputation, making it more difficult to attract and retain consumers and other retail distributors, and could lessen our negotiating power with our remaining and prospective retail distributors.

Our contracts with these retail distributors have terms that expire at various dates between 2011 and 2015, but they can in limited circumstances, such as our material breach or insolvency, or in the case of Walmart, our failure to meet agreed-upon service levels, certain changes in control of GE Money Bank or us, or our inability or unwillingness to agree to requested pricing changes, be terminated by these retail distributors on relatively short notice. See “Business — Our Business Model — Our Distribution — Our Relationship with Walmart” for more information regarding the termination rights under our contract with Walmart. There can be no assurance that we will be able to continue our relationships with our largest retail distributors on the same or more favorable terms in future periods or that our relationships will continue beyond the terms of our existing contracts with them. Our operating revenues and operating results could suffer if, among other things, any of our retail distributors renegotiates, terminates or fails to renew, or to renew on similar or favorable terms, its agreement with us or otherwise chooses to modify the level of support it provides for our products.

Our future success depends upon our retail distributors’ active and effective promotion of our products and services, but their interests and operational decisions might not always align with our interests.

Most of our operating revenues are derived from our products and services sold at the stores of our retail distributors. Revenues from our retail distributors depend on a number of factors outside our control and may vary from period to period. Because we compete with many other providers of consumer products for placement and promotion of products in the stores of our retail distributors, our success depends on our retail distributors and their willingness to promote our products and services successfully. In general, our contracts with these third parties allow them to exercise significant discretion over the placement and promotion of our products in their stores, and they could give higher priority to the products and services of other companies. Accordingly, losing the support of our retail distributors might limit or reduce the sales of our cards and MoneyPak reload product. Our operating revenues may also be negatively affected by our retail distributors’ operational decisions. For example, if a retail distributor fails to train its cashiers to sell our products and services or implements changes in its systems that disrupt the integration between its systems and ours, we could experience a decline in our product sales. Even if our retail distributors actively and effectively promote our products and services, there can be no assurance that their efforts will result in growth of our operating revenues.

Our operating results may fluctuate in the future, which could cause our stock price to decline.

Our quarterly and annual results of operations may fluctuate in the future as a result of a variety of factors, many of which are outside of our control. If our results of operations fall below the expectations of investors or any securities analysts who follow our Class A common stock, the trading price of our Class A common stock could decline substantially. Fluctuations in our quarterly or annual results of operations may be due to a number of factors, including, but not limited to:

•	the timing and volume of purchases, use and reloads of our prepaid cards and related products and services;

•	the timing and success of new product or service introductions by us or our competitors;

•	seasonality in the purchase or use of our products and services;

•	reductions in the level of interchange rates that can be charged;

•	fluctuations in customer retention rates;

•	changes in the mix of products and services that we sell;

•	changes in the mix of retail distributors through which we sell our products and services;

•	the timing of commencement, renegotiation or termination of relationships with significant retail distributors and network acceptance members;

•	changes in our or our competitors’ pricing policies or sales terms;

•	the timing of commencement and termination of major advertising campaigns;

•	the timing of costs related to the development or acquisition of complementary businesses;

•	the timing of costs of any major litigation to which we are a party;

•	the amount and timing of operating costs related to the maintenance and expansion of our business, operations and infrastructure;

•	our ability to control costs, including third-party service provider costs;

•	volatility in the trading price of our Class A common stock, which may lead to higher stock-based compensation expenses or fluctuations in the valuations of vesting equity that cause variations in our stock-based retailer incentive compensation; and

•	changes in the regulatory environment affecting the banking or electronic payments industries generally or prepaid financial services specifically.

The industry in which we compete is highly competitive, which could adversely affect our operating revenue growth.

The prepaid financial services industry is highly competitive and includes a variety of financial and non-financial services vendors. Our current and potential competitors include:

•	prepaid card program managers, such as First Data Corporation (or First Data), NetSpend Holdings, Inc. (or Netspend), AccountNow, Inc. (or AccountNow), PreCash Inc. (or PreCash) and UniRush, LLC (or Rush Card);

•	reload network providers, such as Visa, Inc. (or Visa), MasterCard International Incorporated (or MasterCard), The Western Union Company (or Western Union) and MoneyGram International, Inc. (or MoneyGram); and

•	prepaid card distributors, such as InComm and Blackhawk Network, Inc. (or Blackhawk).

Some of these vendors compete with us in more than one of the vendor categories described above, while others are primarily focused in a single category. In addition, competitors in one category have worked or are working with competitors in other categories to compete with us. A portion of our cash transfer revenues is derived from reloads to cards managed by companies that compete with us as program managers. We also face potential competition from retail distributors or from other companies, such as Visa, that may in the future decide to compete, or compete more aggressively, in the prepaid financial services industry.

We also compete with businesses outside of the prepaid financial services industry, including traditional providers of financial services, such as banks that offer demand deposit accounts and card issuers that offer credit cards, private label retail cards and gift cards.

Many existing and potential competitors have longer operating histories and greater name recognition than we do. In addition, many of our existing and potential competitors are substantially larger than we are, may already have or could develop substantially greater financial and other resources than we have, may offer, develop or introduce a wider range of programs and services than we offer or may use more effective advertising and marketing strategies than we do to achieve broader brand recognition, customer awareness and retail penetration. We may also face price competition that results in decreases in the purchase and use of our products and services. To stay competitive, we may have to increase the incentives that we offer to our retail distributors and decrease the prices of our products and services, which could adversely affect our operating results.

Our continued growth depends on our ability to compete effectively against existing and potential competitors that seek to provide prepaid cards or other electronic payment products and services. If we fail to compete effectively against any of the foregoing threats, our revenues, operating results, prospects for future growth and overall business could be materially and adversely affected.

We operate in a highly regulated environment, and failure by us, the banks that issue our cards or the businesses that participate in our reload network to comply with applicable laws and regulations could have an adverse effect on our business, financial position and results of operations.

We operate in a highly regulated environment, and failure by us, the banks that issue our cards or the businesses that participate in our reload network to comply with the laws and regulations to which we are subject could negatively impact our business. We are subject to state money transmission licensing requirements and a wide range of federal and other state laws and regulations, which are described under “Business — Regulation” below. In particular, our products and services are subject to an increasingly strict set of legal and regulatory requirements intended to protect consumers and to help detect and prevent money laundering, terrorist financing and other illicit activities.

Many of these laws and regulations are evolving, unclear and inconsistent across various jurisdictions, and ensuring compliance with them is difficult and costly. For example, with increasing frequency, federal and state regulators are holding businesses like ours to higher standards of training, monitoring and compliance, including monitoring for possible violations of laws by the businesses that participate in our reload network. Failure by us or those businesses to comply with the laws and regulations to which we are subject could result in fines, penalties or limitations on our ability to conduct our business, or federal or state actions, any of which could significantly harm our reputation with consumers and other network participants, banks that issue our cards and regulators, and could materially and adversely affect our business, operating results and financial condition.

Changes in laws and regulations to which we are subject, or to which we may become subject, may increase our costs of operation, decrease our operating revenues and disrupt our business.

Changes in laws and regulations may occur that could increase our compliance and other costs of doing business, require significant systems redevelopment, or render our products or services less profitable or obsolete, any of which could have an adverse effect on our results of operations. We could face more stringent anti-money laundering rules and regulations, as well as more stringent licensing rules and regulations, compliance with which could be expensive and time consuming.

Changes in laws and regulations governing the way our products and services are sold could adversely affect our ability to distribute our products and services and the cost of providing those products and services. If onerous regulatory requirements were imposed on the sale of our products and services, the requirements could lead to a loss of retail distributors, which, in turn, could materially and adversely impact our operations. For example, in June 2010, the Financial Crimes Enforcement Network of the U.S. Department of Treasury published for comment proposed new rules regarding, among other things, the applicability of the Bank Secrecy Act’s anti-money laundering provisions to prepaid products such as ours. If adopted as proposed, these new rules would establish a more comprehensive regulatory framework for access to prepaid financial services. As currently drafted, the proposed rules would significantly change the way customer data, including identification information, is collected for certain prepaid products (including our cards) by shifting the point of collection from us to our retail distributors. We believe that, if the rules are adopted as currently proposed, we and our retail distributors would need to modify operational elements of our product offering to comply with the proposed rules. If we or any of our retail distributors were unwilling or unable to make any required operational changes to comply with the proposed rules as adopted, we would no longer be able to sell our cards through that noncompliant retail distributor, which could have a material adverse effect on our business, financial position and results of operations. However, as the proposed rules are subject to further comment and revision, it is difficult to determine with any certainty what obligations the final rules might impose or what impact they might have on our business or that of our retail distributors.

State and federal legislators and regulatory authorities have become increasingly focused on the banking and consumer financial services industries, and continue to propose and adopt new legislation that could result in significant adverse changes in the regulatory landscape for financial institutions (including card issuing banks) and other financial services companies (including us). For example, changes in the way we or the banks that issue our cards are regulated, such as the changes under the recently-enacted Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, related to the consolidation of the primary federal regulator for savings banks with the primary federal regulator for national banks and the establishment of a federal Bureau of Consumer Financial Protection, or the Bureau, with oversight over us and our products and services, could expose us and the banks that issue our cards to increased regulatory oversight, more burdensome regulation of our business, and increased litigation risk, each of which could increase our costs and decrease our operating revenues. Additionally, changes to the limitations placed on fees, the interchange rates that can be charged or the disclosures that must be provided with respect to our products and services could increase our costs and decrease our operating revenues.

Our actual operating results may differ significantly from our guidance.

From time to time, we may release guidance in our quarterly earnings releases, quarterly earnings conference calls, or otherwise, regarding our future performance that represents our management’s estimates as of the date of release. This guidance, which includes forward-looking statements, is based on projections prepared by our management. These projections are not prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants, and neither our independent registered public accounting firm nor any other independent expert or outside party compiles or examines the projections. Accordingly, no such person expresses any opinion or any other form of assurance with respect to those projections.

Projections are based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. We intend to state possible outcomes as high and low ranges that are intended to provide a sensitivity analysis as variables are changed but we can provide no assurances that actual results will not fall outside of the suggested ranges. The principal reason that we release guidance is to provide a basis for our management to discuss our business outlook with analysts and investors. We do not accept any responsibility for any projections or reports published by any of these persons.

Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying the guidance furnished by us will prove to be incorrect or will vary significantly from actual results. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date of release. Actual results will vary from our guidance and the variations may be material. In light of the foregoing, investors are urged not to rely upon our guidance in making an investment decision with respect to our Class A common stock.

Any failure to implement our operating strategy successfully or the occurrence of any of the events or circumstances set forth in this “Risk Factors” section could result in the actual operating results being different from our guidance, and such differences may be adverse and material.

Our pending bank acquisition will, if successful, subject our business to significant new, and potentially changing, regulatory requirements, which may adversely affect our business, financial position and results of operations.

If we complete our pending bank acquisition, we will become a “bank holding company” under the Bank Holding Company Act of 1956, or BHC Act. As a bank holding company, we will be required to file periodic reports with, and will be subject to comprehensive supervision and examination by, the Federal Reserve Board. Among other things, we and the subsidiary bank we acquire will be subject to risk-based and leverage capital requirements, which could adversely affect our results of operations and restrict our ability to grow. These capital requirements, as well as other federal laws applicable to banks and bank holding companies, could also limit our ability to pay dividends. We also would likely incur additional costs associated with legal and regulatory compliance as a bank holding company, which could adversely affect our results of operations. In addition, as a bank holding company, we would generally be prohibited from engaging, directly or indirectly, in any activities other than those permissible for bank holding companies. This restriction might limit our ability to pursue future business opportunities we might otherwise consider but which might fall outside the activities permissible for a bank holding company. See “Business — Regulation — Bank Regulations.”

Moreover, substantial changes to banking laws and regulations are possible in the near future. The Dodd-Frank Act made numerous changes to the regulatory framework governing banking organizations, and many of the provisions must be implemented by regulation. These regulations could likewise substantially affect our business and operations. There are proposals in the U.S. Congress that could make additional changes to the regulatory framework affecting our operations. These changes, if they are made, could have an adverse effect on our business, financial position and results of operations.

We rely on relationships with card issuing banks to conduct our business, and our results of operations and financial position could be materially and adversely affected if we fail to maintain these relationships or we maintain them under new terms that are less favorable to us.

Substantially all of our cards are issued by GE Money Bank or Columbus Bank and Trust Company, a division of Synovus Bank. Our relationships with these banks are currently, and will be for the foreseeable future, a critical component of our ability to conduct our business and to maintain our revenue and expense structure, because we are currently unable to issue our own cards, and, even if we consummate our pending bank acquisition, will be unable to do so for the foreseeable future at the volume necessary to conduct our business, if at all. If we lose or do not maintain existing banking relationships, we would incur significant switching and other costs and expenses and we and users of our products and services could be significantly affected, creating contingent liabilities for us. As a result, the failure to maintain adequate banking relationships could have a material adverse effect on our business, results of operations and financial condition. Our agreements with the banks that issue our cards provide for revenue-sharing arrangements and cost and expense allocations between the parties. Changes in the revenue-sharing arrangements or the costs and expenses that we have to bear under these relationships could have a material impact on our operating expenses. In addition, we may be unable to maintain adequate banking relationships or, following their expiration in 2012 and 2015, renew our agreements with the banks that currently issue substantially all of our cards under terms at least as favorable to us as those existing before renewal.

We receive important services from third-party vendors, including card processing from Total System Services, Inc. Replacing them would be difficult and disruptive to our business.

Some services relating to our business, including fraud management and other customer verification services, transaction processing and settlement, card production and customer service, are outsourced to third-party vendors, such as Total System Services, Inc. for card processing and Genpact International, Inc. for call center services. It would be difficult to replace some of our third-party vendors, particularly Total System Services, in a timely manner if they were unwilling or unable to provide us with these services in the future, and our business and operations could be adversely affected.

Changes in credit card association or other network rules or standards set by Visa and MasterCard, or changes in card association and debit network fees or products or interchange rates, could adversely affect our business, financial position and results of operations.

We and the banks that issue our cards are subject to Visa and MasterCard association rules that could subject us to a variety of fines or penalties that may be levied by the card associations or networks for acts or omissions by us or businesses that work with us, including card processors, such as Total Systems Services, Inc. The termination of the card association registrations held by us or any of the banks that issue our cards or any changes in card association or other debit network rules or standards, including interpretation and implementation of existing rules or standards, that increase the cost of doing business or limit our ability to provide our products and services could have an adverse effect on our business, operating results and financial condition. In addition, from time to time, card associations increase the organization and/or processing fees that they charge, which could increase our operating expenses, reduce our profit margin and adversely affect our business, operating results and financial condition.

Furthermore, a substantial portion of our operating revenues is derived from interchange fees. For the nine months ended September 30, 2010, interchange revenues represented 29.8% of our total operating revenues, and we expect interchange revenues to continue to represent a significant percentage of our total operating revenues in the near term. The amount of interchange revenues that we earn is highly dependent on the interchange rates that Visa and MasterCard set and adjust from time to time. There is a substantial likelihood that interchange rates for certain products and certain issuing banks will decline significantly in the future as a result of the implementation of the Dodd-Frank Act, which requires the Federal Reserve Board to implement regulations that will likely substantially limit interchange fees for many issuers. While the interchange rates that may be earned by us and the bank we propose to acquire will be unaffected by this new law, there can be no assurance that future legislation or regulation will not impact our interchange revenues substantially. If interchange rates decline, whether due to actions by Visa or MasterCard or future legislation or regulation, we would likely need to change our fee structure to compensate for lost interchange revenues. To the extent we increase the pricing of our products and services, we might find it more difficult to acquire consumers and to maintain or grow card usage and customer retention. We also might have to discontinue certain products or services. As a result, our operating revenues, operating results, prospects for future growth and overall business could be materially and adversely affected.

Our business could suffer if there is a decline in the use of prepaid cards as a payment mechanism or there are adverse developments with respect to the prepaid financial services industry in general.

As the prepaid financial services industry evolves, consumers may find prepaid financial services to be less attractive than traditional or other financial services. Consumers might not use prepaid financial services for any number of reasons, including the general perception of our industry. For example, negative publicity surrounding other prepaid financial service providers could impact our business and prospects for growth to the extent it adversely impacts the perception of prepaid financial services among consumers. If consumers do not continue or increase their usage of prepaid cards, our operating revenues may remain at current levels or decline. Predictions by industry analysts and others concerning the growth of prepaid financial services as an electronic payment mechanism, including those included in this prospectus, may overstate the growth of an industry, segment or category, and you should not rely upon them. The projected growth may not occur or may occur more slowly than estimated. If consumer acceptance of prepaid financial services does not continue to develop or develops more slowly than expected or if there is a shift in the mix of payment forms, such as cash, credit cards, traditional debit cards and prepaid cards, away from our products and services, it could have a material adverse effect on our financial position and results of operations.

Fraudulent and other illegal activity involving our products and services could lead to reputational damage to us and reduce the use and acceptance of our cards and reload network.

Criminals are using increasingly sophisticated methods to engage in illegal activities involving our cards or cardholder information, such as counterfeiting, fraudulent payment or refund schemes and identity theft. We rely upon third parties for some transaction processing services, which subjects us and our cardholders to risks related to the vulnerabilities of those third parties. A single significant incident of fraud, or increases in the overall level of fraud, involving our cards and other products and services, could result in reputational damage to us, which could reduce the use and acceptance of our cards and other products and services, cause retail distributors or network acceptance members to cease doing business with us or lead to greater regulation that would increase our compliance costs.

A data security breach could expose us to liability and protracted and costly litigation, and could adversely affect our reputation and operating revenues.

We, the banks that issue our cards and our retail distributors, network acceptance members and third-party processors receive, transmit and store confidential customer and other information in connection with the sale and use of our prepaid financial services. Our encryption software and the other technologies we use to provide security for storage, processing and transmission of confidential customer and other information may not be effective to protect against data security breaches by third parties. The risk of unauthorized circumvention of our security measures has been heightened by advances in computer capabilities and the increasing sophistication of hackers. The banks that issue our cards and our retail distributors, network acceptance members and third-party processors also may experience similar security breaches involving the receipt, transmission and storage of our confidential customer and other information. Improper access to our or these third parties’ systems or databases could result in the theft, publication, deletion or modification of confidential customer and other information.

A data security breach of the systems on which sensitive cardholder data and account information are stored could lead to fraudulent activity involving our products and services, reputational damage and claims or regulatory actions against us. If we are sued in connection with any data security breach, we could be involved in protracted and costly litigation. If unsuccessful in defending that litigation, we might be forced to pay damages and/or change our business practices or pricing structure, any of which could have a material adverse effect on our operating revenues and profitability. We would also likely have to pay (or indemnify the banks that issue our cards for) fines, penalties and/or other assessments imposed by Visa or MasterCard as a result of any data security breach. Further, a significant data security breach could lead to additional regulation, which could impose new and costly compliance obligations. In addition, a data security breach at one of the banks that issue our cards or at our retail distributors, network acceptance members or third-party processors could result in significant reputational harm to us and cause the use and acceptance of our cards to decline, either of which could have a significant adverse impact on our operating revenues and future growth prospects.

Litigation or investigations could result in significant settlements, fines or penalties.

We have been the subject of general litigation and regulatory oversight in the past, and could be the subject of litigation, including class actions, and regulatory or judicial proceedings or investigations in the future. The outcome of litigation and regulatory or judicial proceedings or investigations is difficult to predict. Plaintiffs or regulatory agencies in these matters may seek recovery of very large or indeterminate amounts or seek to have aspects of our business suspended or modified. The monetary and other impact of these actions may remain unknown for substantial periods of time. The cost to defend, settle or otherwise resolve these matters may be significant.

If regulatory or judicial proceedings or investigations were to be initiated against us by private or governmental entities, our business, results of operations and financial condition could be adversely affected. Adverse publicity that may be associated with regulatory or judicial proceedings or investigations could negatively impact our relationships with retail distributors, network acceptance members and card processors and decrease acceptance and use of, and loyalty to, our products and related services.

We must adequately protect our brand and the intellectual property rights related to our products and services and avoid infringing on the proprietary rights of others.

The Green Dot brand is important to our business, and we utilize trademark registrations and other means to protect it. Our business would be harmed if we were unable to protect our brand against infringement and its value was to decrease as a result.

We rely on a combination of trademark and copyright laws, trade secret protection and confidentiality and license agreements to protect the intellectual property rights related to our products and services. We may unknowingly violate the intellectual property or other proprietary rights of others and, thus, may be subject to claims by third parties. If so, we may be required to devote significant time and resources to defending against these claims or to protecting and enforcing our own rights. Some of our intellectual property rights may not be protected by intellectual property laws, particularly in foreign jurisdictions. The loss of our intellectual property or the inability to secure or enforce our intellectual property rights or to defend successfully against an infringement action could harm our business, results of operations, financial condition and prospects.

We are exposed to losses from cardholder account overdrafts.

Our cardholders can incur charges in excess of the funds available in their accounts, and we may become liable for these overdrafts. While we decline authorization attempts for amounts that exceed the available balance in a cardholder’s account, the application of card association rules, the timing of the settlement of transactions and the assessment of the card’s monthly maintenance fee, among other things, can result in overdrawn accounts.

Maintenance fee assessment overdrafts accounted for approximately 94% of aggregate overdrawn account balances in the nine months ended September 30, 2010. Maintenance fee assessment overdrafts occur as a result of our charging a cardholder, pursuant to the card’s terms and conditions, the monthly maintenance fee at a time when he or she does not have sufficient funds in his or her account. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Reserve for Uncollectible Overdrawn Accounts.”

Our remaining overdraft exposure arises primarily from late-posting. A late-post occurs when a merchant posts a transaction within a card association-permitted timeframe but subsequent to our release of the authorization for that transaction, as permitted by card association rules. Under card association rules, we may be liable for the amount of the transaction even if the cardholder has made additional purchases in the intervening period and funds are no longer available on the card at the time the transaction is posted.

Overdrawn account balances are funded on our behalf by the bank that issued the overdrawn card. We are responsible to this card issuing bank for any losses associated with these overdrafts. Overdrawn account balances are therefore deemed to be our receivables due from cardholders. We maintain reserves to cover the risk that we may not recover these receivables due from our cardholders, but our exposure may increase above these reserves for a variety of reasons, including our failure to predict the actual recovery rate accurately. To the extent we incur losses from overdrafts above our reserves or we determine that it is necessary to increase our reserves substantially, our business, results of operations and financial condition could be materially and adversely affected.

We face settlement risks from our retail distributors, which may increase during an economic downturn.

The vast majority of our business is conducted through retail distributors that sell our products and services to consumers at their store locations. Our retail distributors collect funds from the consumers who purchase our products and services and then must remit these funds directly to accounts established on behalf of these consumers at the banks that issue our cards. The remittance of these funds by the retail distributor takes on average three business days. If a retail distributor becomes insolvent, files for bankruptcy, commits fraud or otherwise fails to remit proceeds to the card issuing bank from the sales of our products and services, we are liable for any amounts owed to the card issuing bank. As of September 30, 2010, we had assets subject to settlement risk of $11.8 million. Given the unprecedented volatility in global financial markets and the frequent occurrence of negative economic events, the approaches we use to assess and monitor the creditworthiness of our retail distributors may be inadequate, and we may be unable to detect and take steps to mitigate an increased credit risk in a timely manner.

A further economic downturn could result in settlement losses, whether or not directly related to our business. We are not insured against these risks. Significant settlement losses could have a material adverse effect on our business, results of operations and financial condition.

Future acquisitions or investments could disrupt our business and harm our financial condition.

We are in the process of acquiring a bank holding company and its subsidiary commercial bank, although we cannot guarantee when, if ever, this acquisition will be completed. In addition, we may pursue other acquisitions or investments that we believe will help us to achieve our strategic objectives. The process of integrating an acquired business, product or technology can create unforeseen operating difficulties, expenditures and other challenges such as:

•	increased regulatory and compliance requirements, including, if we complete our pending bank acquisition, capital requirements applicable to us and our acquired subsidiary bank;

•	implementation or remediation of controls, procedures and policies at the acquired company;

•	diversion of management time and focus from operation of our then-existing business to acquisition integration challenges;

•	coordination of product, sales, marketing and program and systems management functions;

•	transition of the acquired company’s users and customers onto our systems;

•	retention of employees from the acquired company;

•	integrating employees from the acquired company into our organization;

•	integration of the acquired company’s accounting, information management, human resource and other administrative systems and operations generally with ours;

•	liability for activities of the acquired company prior to the acquisition, including violations of law, commercial disputes, and tax and other known and unknown liabilities; and

•	litigation or other claims in connection with the acquired company, including claims brought by terminated employees, customers, former stockholders or other third parties.

If we are unable to address these difficulties and challenges or other problems encountered in connection with our bank acquisition or any future acquisition or investment, we might not realize the anticipated benefits of that acquisition or investment, we might incur unanticipated liabilities or we might otherwise suffer harm to our business generally.

To the extent we pay the consideration for any future acquisitions or investments in cash, it would reduce the amount of cash available to us for other purposes. Future acquisitions or investments could also result in dilutive issuances of our equity securities or the incurrence of debt, contingent liabilities, amortization expenses, or impairment charges against goodwill on our balance sheet, any of which could harm our financial condition and negatively impact our stockholders.

Economic, political and other conditions may adversely affect trends in consumer spending.

The electronic payments industry, including the prepaid financial services segment within that industry, depends heavily upon the overall level of consumer spending. Sustained deterioration in general economic conditions in the United States might reduce the number of our cards that are purchased or reloaded, the number of transactions involving our cards and the use of our reload network and related services. If general economic conditions result in a sustained reduction in the use of our products and related services, either as a result of a general reduction in consumer spending or as a result of a disproportionate reduction in the use of card-based payment systems, our business, results of operations and financial condition would be materially harmed.

Our business is dependent on the efficient and uninterrupted operation of computer network systems and data centers.

Our ability to provide reliable service to cardholders and other network participants depends on the efficient and uninterrupted operation of our computer network systems and data centers as well as those of our retail distributors, network acceptance members and third-party processors. Our business involves movement of large sums of money, processing of large numbers of transactions and management of the data necessary to do both. Our success depends upon the efficient and error-free handling of the money that is collected by our retail distributors and remitted to network acceptance members or the banks that issue our cards. We rely on the ability of our employees, systems and processes and those of the banks that issue our cards, our retail distributors, our network acceptance members and third-party processors to process and facilitate these transactions in an efficient, uninterrupted and error-free manner.

In the event of a breakdown, a catastrophic event (such as fire, natural disaster, power loss, telecommunications failure or physical break-in), a security breach or malicious attack, an improper operation or any other event impacting our systems or processes, or those of our vendors, or an improper action by our employees, agents or third-party vendors, we could suffer financial loss, loss of customers, regulatory sanctions and damage to our reputation. The measures we have taken, including the implementation of disaster recovery plans and redundant computer systems, may not be successful, and we may experience other problems unrelated to system failures. We may also experience software defects, development delays and installation difficulties, any of which could harm our business and reputation and expose us to potential liability and increased operating expenses. Some of our contracts with retail distributors, including our contract with Walmart, contain service level standards pertaining to the operation of our systems, and provide the retail distributor with the right to collect damages and potentially to terminate its contract with us for system downtime exceeding stated limits. If we face system interruptions or failures, our business interruption insurance may not be adequate to cover the losses or damages that we incur.

We must be able to operate and scale our technology effectively to match our business growth.

Our ability to continue to provide our products and services to a growing number of network participants, as well as to enhance our existing products and services and offer new products and services, is dependent on our information technology systems. If we are unable to manage the technology associated with our business effectively, we could experience increased costs, reductions in system availability and losses of our network participants. Any failure of our systems in scalability and functionality would adversely impact our business, financial condition and results of operations.

If we are unable to keep pace with the rapid technological developments in our industry and the larger electronic payments industry necessary to continue providing our network acceptance members and cardholders with new and innovative products and services, the use of our cards and other products and services could decline.

The electronic payments industry is subject to rapid and significant technological changes, including continuing advancements in the areas of radio frequency and proximity payment devices (such as contactless cards), e-commerce and mobile commerce, among others. We cannot predict the effect of technological changes on our business. We rely in part on third parties, including some of our competitors and potential competitors, for the development of, and access to, new technologies. We expect that new services and technologies applicable to our industry will continue to emerge, and these new services and technologies may be superior to, or render obsolete, the technologies we currently utilize in our products and services. Additionally, we may make future investments in, or enter into strategic alliances to develop, new technologies and services or to implement infrastructure change to further our strategic objectives, strengthen our existing businesses and remain competitive. However, our ability to transition to new services and technologies that we develop may be inhibited by a lack of industry-wide standards, by resistance from our retail distributors, network acceptance members, third-party processors or consumers to these changes, or by the intellectual property rights of third parties. Our future success will depend, in part, on our ability to develop new technologies and adapt to technological changes and evolving industry standards. These initiatives are inherently risky, and they may not be successful or may have an adverse effect on our business, financial condition and results of operations.

As a newly public company, we are subject to financial and other reporting and corporate governance requirements that may be difficult for us to satisfy, and which have raised and may continue to raise our costs and which have diverted and may continue to divert resources and management attention from operating our business.

We have historically operated as a private company. On July 27, 2010, we completed an initial public offering. As a result, we are required to file with the Securities and Exchange Commission, or SEC, annual and quarterly information and other reports that are specified in the Securities Exchange Act of 1934, as amended, or the Exchange Act, and SEC regulations. Thus, we must be certain that we have the ability to prepare on a timely basis financial statements that comply with SEC reporting requirements. We are also subject to other reporting and corporate governance requirements, including the listing standards of the New York Stock Exchange, or the NYSE, and the provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the regulations promulgated thereunder, which impose significant new compliance obligations upon us. As a public company, we are required, among other things, to:

•	prepare and distribute periodic reports and other stockholder communications in compliance with our obligations under the federal securities laws and the NYSE rules;

•	define and expand the roles and the duties of our board of directors and its committees;

•	institute more comprehensive compliance, investor relations and internal audit functions;

•	evaluate and maintain our system of internal control over financial reporting, and report on management’s assessment thereof, in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and related rules and regulations of the SEC and the Public Company Accounting Oversight Board; and

•	involve and retain outside legal counsel and accountants in connection with the activities listed above.

The adequacy of our internal control over financial reporting must be assessed by management for each year commencing with the year ending December 31, 2011. We do not currently have comprehensive documentation of our internal control over financial reporting, nor do we document our compliance with these controls on a periodic basis in accordance with Section 404 of the Sarbanes- Oxley Act. Furthermore, we have not tested our internal control over financial reporting in accordance with Section 404 and, due to our lack of documentation, this testing would not be possible at this time. If we were unable to implement the controls and procedures required by Section 404 in a timely manner or otherwise to comply with Section 404, management might not be able to certify, and our independent registered public accounting firm might not be able to report on, the adequacy of our internal control over financial reporting. If we are unable to maintain adequate internal control over financial reporting, we might be unable to report our financial information on a timely basis and might suffer adverse regulatory consequences or violate NYSE listing standards. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements.

The changes necessitated by becoming a public company require a significant commitment of resources and management oversight that has increased and may continue to increase our costs and might place a strain on our systems and resources. As a result, our management’s attention might be diverted from other business concerns. In addition, we might not be successful in implementing and maintaining controls and procedures that comply with these requirements. For example, in connection with the audit of our consolidated financial statements for our fiscal year ended July 31, 2009, we identified a significant deficiency in our internal control over financial reporting relating to our financial statement closing process and the need to enhance our financial reporting resources and infrastructure. If we fail to maintain an effective internal control environment or to comply with the numerous legal and regulatory requirements imposed on public companies, we could make material errors in, and be required to restate, our financial statements. Any such restatement could result in a loss of public confidence in the reliability of our financial statements and sanctions imposed on us by the SEC.

Our future success depends on our ability to attract, integrate, retain and incentivize key personnel.

Our future success will depend, to a significant extent, on our ability to attract, integrate, retain and incentivize key personnel, namely our management team and experienced sales, marketing and program and systems management personnel. We must retain and motivate existing personnel, and we must also attract, assimilate and motivate additional highly-qualified employees. We may experience difficulty assimilating our newly-hired personnel, which may adversely affect our business. Competition for qualified management, sales, marketing and program and systems management personnel can be intense. Competitors have in the past and may in the future attempt to recruit our top management and employees. If we fail to attract, integrate, retain and incentivize key personnel, our ability to manage and grow our business could be harmed.

We might require additional capital to support our business in the future, and this capital might not be available on acceptable terms, or at all.

If our unrestricted cash and cash equivalents balances and any cash generated from operations are not sufficient to meet our future cash requirements, we will need to access additional capital to fund our operations. We may also need to raise additional capital to take advantage of new business or acquisition opportunities. We may seek to raise capital by, among other things:

•	issuing additional shares of our Class A common stock or other equity securities;

•	issuing debt securities; and

•	borrowing funds under a credit facility.

We may not be able to raise needed cash in a timely basis on terms acceptable to us or at all. Financings, if available, may be on terms that are dilutive or potentially dilutive to our stockholders. The holders of new securities may also receive rights, preferences or privileges that are senior to those of existing holders of our Class A common stock. In addition, if we were to raise cash through a debt financing, the terms of the financing might impose additional conditions or restrictions on our operations that could adversely affect our business. If we require new sources of financing but they are insufficient or unavailable, we would be required to modify our operating plans to take into account the limitations of available funding, which would harm our ability to maintain or grow our business.

The occurrence of catastrophic events could damage our facilities or the facilities of third parties on which we depend, which could force us to curtail our operations.

We and some of the third-party service providers on which we depend for various support functions, such as customer service and card processing, are vulnerable to damage from catastrophic events, such as power loss, natural disasters, terrorism and similar unforeseen events beyond our control. Our principal offices, for example, are situated in the foothills of southern California near known earthquake fault zones and areas of elevated wild fire danger. If any catastrophic event were to occur, our ability to operate our business could be seriously impaired, as we do not maintain redundant systems for critical business functions, such as finance and accounting. In addition, we might not have adequate insurance to cover our losses resulting from catastrophic events or other significant business interruptions. Any significant losses that are not recoverable under our insurance policies, as well as the damage to, or interruption of, our infrastructure and processes, could seriously impair our business and financial condition.

Risks Related to Ownership of Our Class A Common Stock and This Offering

The price of our Class A common stock may be volatile, and you could lose all or part of your investment.

In the recent past, stocks generally, and financial services company stocks in particular, have experienced high levels of volatility. The trading price of our Class A common stock may fluctuate substantially. The trading price of our Class A common stock depends on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our Class A common stock as you may be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the trading price of our Class A common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market prices and trading volumes of financial services company stocks;

•	actual or anticipated changes in our results of operations or fluctuations in our operating results;

•	actual or anticipated changes in the expectations of investors or the recommendations of any securities analysts who follow our Class A common stock;

•	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	litigation involving us, our industry or both or investigations by regulators into our operations or those of our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	general economic conditions; and

•	sales of shares of our Class A common stock by us or our stockholders.

In the past, many companies that have experienced volatility in the market price of their stock have become subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

Concentration of ownership among our existing directors, executive officers and principal stockholders may prevent new investors from influencing significant corporate decisions.

Our Class B common stock has ten votes per share and our Class A common stock, which is the stock being sold in this offering, has one vote per share. Assuming the underwriters’ option to purchase additional shares is not exercised, based upon beneficial ownership as of September 30, 2010, after giving effect to the issuance of           shares of Class B common stock to be acquired by certain selling stockholders through option exercises at the closing of this offering in order to sell the underlying shares of Class A common stock in this offering, following this offering, our current directors, executive officers, holders of more than 5% of our total shares of common stock outstanding and their respective affiliates will, in the aggregate, beneficially own approximately     % of our outstanding Class A and Class B common stock, representing approximately     % of the voting power of our outstanding capital stock. As a result, these stockholders are able to exercise a controlling influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, and have significant influence over our management and policies for the foreseeable future. Some of these persons or entities may have interests that are different from yours. For example, these stockholders may support proposals and actions with which you may disagree or which are not in your interests. The concentration of ownership could delay or prevent a change in control of our company or otherwise discourage a potential acquirer from attempting to obtain control of our company, which in turn could reduce the price of our Class A common stock. In addition, these stockholders, some of which have representatives sitting on our board of directors, could use their voting control to maintain our existing management and directors in office, delay or prevent changes of control of our company, or support or reject other management and board of director proposals that are subject to stockholder approval, such as amendments to our employee stock plans and approvals of significant financing transactions. See “Description of Capital Stock — Anti-Takeover Provisions.”

Our stock price could decline due to the large number of outstanding shares of our common stock becoming eligible for sale in the near future.

Sales of substantial amounts of our Class A common stock in the public market, or even the perception that these sales could occur, could cause the trading price of our Class A common stock to decline. These sales could also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Our Class A common stock began trading on the NYSE on July 22, 2010; however, to date there have been a limited number of shares trading in the public market. Upon completion of this offering, we will have outstanding           shares of our Class A common stock, assuming no exercise of outstanding options or warrants after September 30, 2010 (other than as described below) and based on the number of shares outstanding as of September 30, 2010 after giving effect to the issuance of           shares of our Class B common stock to be acquired by certain selling stockholders through option exercises at the closing of this offering in order to sell the underlying shares of Class A common stock in this offering. The shares sold in this offering will be immediately tradable without restriction. Of the remaining shares:

•	No restricted shares will be eligible for sale in the public market immediately upon completion of this offering;

•	shares will be eligible for sale in the public market beginning on January 18, 2011, when lock-up and/or market standoff agreements entered into prior to our initial public offering are scheduled to expire, subject in some cases to the volume and other restrictions of Rule 144 and Rule 701 promulgated under the Securities Act of 1933, as amended, or the Securities Act;

•	shares will become eligible for sale in the public market from time to time beginning on January 18, 2011 upon the lapse of our right of repurchase with respect to any unvested shares, of which are held by a stockholder who has entered into lock-up agreements for this offering, as described below; and

•	shares will be eligible for sale in the public market upon the expiration of lock-up agreements for this offering, as described below.

The lock-up and market standoff agreements entered into prior to our initial public offering generally expire on January 18, 2011, except that with respect to the lock-up agreements the expiration date may be extended for up to 34 additional days under specified circumstances where we announce or pre-announce earnings or a material event occurs within 17 days prior to, or 16 days after, the termination of the 180-day period. The lock-up agreements for this offering expire 90 days after the date of this prospectus, except the 90-day period may be extended for up to 34 additional days under specified circumstances where we announce or pre-announce earnings or a material event occurs within 17 days prior to, or 16 days after, the termination of the 90-day period. The representatives of the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

Pursuant to the terms of our ninth amended and restated registration rights agreement, immediately following this offering, the holders of approximately           shares of our Class A and Class B common stock and warrants to purchase our Class B common stock will be entitled to rights with respect to the registration of these shares under the Securities Act. See “Description of Capital Stock — Registration Rights.” If we register the resale of their shares following the expiration of the lock-up agreement, these stockholders could sell those shares in the public market without being subject to the volume and other restrictions of Rules 144 and 701.

In addition, we have registered 7,473,464 shares of our Class A and Class B common stock subject to options outstanding or reserved for future issuance under our stock incentive plans. Of these shares, approximately 3,600,000 shares will be eligible for sale upon the exercise of vested options immediately after the expiration of the lock-up and market standoff agreements entered into prior to our initial public offering. In addition, the shares subject to an unvested warrant to purchase up to 4,283,456 shares of our Class B common stock will be eligible for sale after the expiration of lock-up and/or market standoff agreements entered into prior to our initial public offering.

Our charter documents and Delaware law could discourage, delay or prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock.

Our certificate of incorporation and bylaws contain provisions that could delay or prevent a change in control of our company. These provisions could also make it more difficult for stockholders to nominate directors for election to our board of directors and take other corporate actions. These provisions, among other things:

•	provide our Class B common stock with disproportionate voting rights (see “— Concentration of ownership among our existing directors, executive officers and principal stockholders may prevent new investors from influencing significant corporate decisions” above);

•	provide for non-cumulative voting in the election of directors;

•	provide for a classified board of directors;

•	authorize our board of directors, without stockholder approval, to issue preferred stock with terms determined by our board of directors and to issue additional shares of our Class A and Class B common stock;

•	limit the voting power of a holder, or group of affiliated holders, of more than 24.9% of our common stock to 14.9%, if we become a bank holding company;

•	provide that only our board of directors may set the number of directors constituting our board of directors or fill vacant directorships;

•	prohibit stockholder action by written consent and limit who may call a special meeting of stockholders; and

•	require advance notification of stockholder nominations for election to our board of directors and of stockholder proposals.

These and other provisions in our certificate of incorporation and bylaws, as well as provisions under Delaware law, could discourage potential takeover attempts, reduce the price that investors might be willing to pay in the future for shares of our Class A common stock and result in the trading price of our Class A common stock being lower than it otherwise would be. See “Description of Capital Stock,” including “— Preferred Stock” and “— Anti-Takeover Provisions.”

If securities analysts do not continue to publish research or reports about our business or if they publish negative evaluations of our Class A common stock, the trading price of our Class A common stock could decline.

We expect that the trading price for our Class A common stock will be affected by any research or reports that securities analysts publish about us or our business. If one or more of the analysts who currently cover us or our business downgrade their evaluations of our Class A common stock, the price of our Class A common stock would likely decline. If one or more of these analysts cease coverage of our company, we could lose visibility in the market for our Class A common stock, which in turn could cause our stock price to decline.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Should we complete our proposed acquisition of a bank holding company and its subsidiary commercial bank, as a bank holding company, our ability to pay future dividends could be limited by the capital requirements imposed under the BHC Act, as well as other federal laws applicable to banks and bank holding companies. As a result, you will likely receive a return on your investment in our Class A common stock only if the market price of our Class A common stock increases.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this prospectus contains forward-looking statements. We may, in some cases, use words, such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “continue,” “should,” “would,” “could,” “potentially,” “will” or “may,” or other similar words and expressions that convey uncertainty about future events or outcomes to identify these forward-looking statements. Forward-looking statements in this prospectus include, among other things, statements about:

•	our expectations regarding our operating revenues, expenses, effective tax rates and other results of operations;

•	our anticipated capital expenditures and our estimates regarding our capital requirements;

•	our liquidity and working capital requirements;

•	our need to obtain additional funding and our ability to obtain future funding on acceptable terms;

•	the impact of seasonality on our business;

•	the growth rates of the markets in which we compete;

•	our anticipated strategies for growth and sources of new operating revenues;

•	maintaining and expanding our customer base and our relationships with retail distributors and network acceptance members;

•	our ability to anticipate market needs and develop new and enhanced products and services to meet those needs;

•	our current and future products, services, applications and functionality and plans to promote them;

•	anticipated trends and challenges in our business and in the markets in which we operate;

•	the evolution of technology affecting our products, services and markets;

•	our ability to retain and hire necessary employees and to staff our operations appropriately;

•	management compensation and the methodology for its determination;

•	our ability to find future acquisition opportunities on favorable terms or at all and to manage any acquisitions;

•	our ability to complete our pending bank acquisition and our expectations regarding the benefits of doing so;

•	our efforts to make our business more vertically integrated;

•	our ability to compete in our industry and innovation by our competitors;

•	our ability to stay abreast of new or modified laws and regulations that currently apply or become applicable to our business;

•	estimates and estimate methodologies used in preparing our consolidated financial statements and determining option exercise prices; and

•	the future trading prices of our Class A common stock and the impact of any securities analysts’ reports on these prices.

The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These risks, uncertainties and factors include those we discuss in this prospectus under the caption “Risk Factors.” You should read these risk factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

INDUSTRY AND MARKET DATA

This prospectus also contains estimates and other statistical data, including those relating to market size, transaction volumes, demographic groups and growth rates of the markets in which we participate, that we have obtained from industry publications and reports. These industry publications and reports generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates, as there is no assurance that any of them will be reached. Although we have not independently verified the accuracy or completeness of the data contained in these industry publications and reports, based on our industry experience we believe that the publications and reports are reliable and that the conclusions contained in the publications and reports are reasonable.

USE OF PROCEEDS

The selling stockholders are selling all of the shares in this offering. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders.

MARKET PRICE OF CLASS A COMMON STOCK

Our Class A common stock has been listed on the NYSE under the symbol “GDOT” since July 22, 2010. Prior to that date, there was no public trading market for our Class A common stock. Our initial public offering was priced at $36.00 per share on July 21, 2010. The following table sets forth for the periods indicated the high and low sales prices per share of our Class A common stock as reported on the NYSE:

	Low	High

Year ending December 31, 2010
Third Quarter (beginning July 22, 2010)	$41.13	$54.24
Fourth Quarter (through November 8, 2010)	$44.50	$55.50

On November 8, 2010, the last reported sale price of our Class A common stock on the NYSE was $53.96 per share.

As of September 30, 2010, we had three holders of record of our Class A common stock and 194 holders of record of our Class B common stock. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our Class A common stock for the foreseeable future. Should we complete our proposed acquisition of a bank holding company and its subsidiary commercial bank, as a bank holding company, the Federal Reserve Board’s risk-based and leverage capital requirements, as well as other federal laws applicable to banks and bank holding companies, could limit our ability to pay dividends. See “Business — Regulation — Bank Regulations” below. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our Class A common stock, if permissible, will be at the discretion of our board of directors and will depend upon, among other factors, our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our board of directors may deem relevant.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present selected historical financial data for our business. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, related notes and other financial information, each included elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the consolidated financial statements and related notes.

We derived the statement of operations data for the years ended July 31, 2007, 2008 and 2009 and for the five months ended December 31, 2009, and the balance sheet data as of July 31, 2008 and 2009 and December 31, 2009, from our audited consolidated financial statements included elsewhere in this prospectus. We derived the balance sheet data as of July 31, 2007 from our audited consolidated financial statements not included in this prospectus. We derived the statement of operations data for the nine months ended September 30, 2009 and 2010 and the balance sheet data as of September 30, 2010 from our unaudited consolidated financial statements included elsewhere in this prospectus. We derived the statement of operations data for the years ended July 31, 2005 and 2006 and the balance sheet data as of July 31, 2005 and 2006 from our unaudited consolidated financial statements not included in this prospectus. In the opinion of our management, our unaudited financial data reflect all adjustments, consisting of normal and recurring adjustments, necessary for a fair statement of our results for those periods. Our historical results are not necessarily indicative of our results to be expected in any future period.

						Five Months Ended	Nine Months Ended
	Year Ended July 31,					December 31,	September 30,
	2005	2006	2007	2008	2009	2009	2009	2010
	(Unaudited)						(Unaudited)
	(In thousands, except per share amounts)

Consolidated Statement of Operations Data:
Operating revenues:
Card revenues	$21,771	$36,359	$45,717	$91,233	$119,356	$50,895	$93,011	$124,978
Cash transfer revenues	12,064	20,616	25,419	45,310	62,396	30,509	49,383	73,630
Interchange revenues	5,705	9,975	12,488	31,583	53,064	31,353	46,554	81,106
Stock-based retailer incentive compensation	—	—	—	—	—	—	—	(7,673)

Total operating revenues	39,540	66,951	83,624	168,126	234,816	112,757	188,948	272,041
Operating expenses:
Sales and marketing expenses	19,148	28,660	38,838	69,577	75,786	31,333	52,430	87,777
Compensation and benefits expenses(1)	11,584	18,499	20,610	28,303	40,096	26,610	32,827	50,474
Processing expenses	6,990	8,547	9,809	21,944	32,320	17,480	27,092	43,131
Other general and administrative expenses	6,521	10,077	13,212	19,124	22,944	14,020	18,721	33,997

Total operating expenses	44,243	65,783	82,469	138,948	171,146	89,443	131,070	215,379

Operating income	(4,703)	1,168	1,155	29,178	63,670	23,314	57,878	56,662
Interest income	300	301	771	665	396	115	179	269
Interest expense	(474)	(823)	(625)	(247)	(1)	(2)	(3)	(48)

Income before income taxes	(4,877)	645	1,301	29,596	64,065	23,427	58,054	56,883
Income tax expense (benefit)	—	111	(3,346)	12,261	26,902	9,764	24,344	22,589

Net income	(4,877)	535	4,647	17,335	37,163	13,663	33,710	34,294
Dividends, accretion and allocated earnings of preferred stock	—	(367)	(5,157)	(13,650)	(29,000)	(9,170)	(22,886)	(16,094)

Net income (loss) allocated to common stockholders	$(4,877)	$168	$(510)	$3,685	$8,163	$4,493	$10,824	$18,200

Basic earnings (loss) per common share:
Class A common stock	—	—	—	—	—	—	—	$0.87
Class B common stock	$(0.48)	$0.02	$(0.05)	$0.34	$0.68	$0.37	$0.90	$0.87
Weighted-average common shares issued and outstanding:
Class A common stock	—	—	—	—	—	—	—	1,442
Class B common stock	10,228	10,873	11,100	10,757	12,036	12,222	12,046	18,232
Diluted earnings (loss) per common share:
Class A common stock	—	—	—	—	—	—	—	$0.81
Class B common stock	$(0.48)	$0.01	$(0.05)	$0.26	$0.52	$0.29	$0.70	$0.81

						Five Months Ended	Nine Months Ended
	Year Ended July 31,					December 31,	September 30,
	2005	2006	2007	2008	2009	2009	2009	2010
	(Unaudited)						(Unaudited)
	(In thousands, except per share amounts)

Weighted-average diluted common shares issued and outstanding:
Class A common stock	—	—	—	—	—	—	—	22,884
Class B common stock	10,228	13,194	11,100	14,154	15,712	15,425	15,545	21,441
Other Data:
Non-GAAP total operating revenues(2)(4)	$39,540	$66,951	$83,624	$168,126	$234,816	$112,757	$188,948	$279,714
Non-GAAP net income(3)(4)	(4,877)	535	5,204	18,062	38,594	17,617	34,860	42,083
Non-GAAP diluted earnings per share(3)(4)	(0.14)	0.01	0.14	0.44	0.93	0.44	0.86	0.99
Adjusted EBITDA(4)(5)	(3,492)	3,214	4,835	34,825	70,731	32,350	63,413	74,986

						As of	As of
	As of July 31,					December 31,	September 30,
	2005	2006	2007	2008	2009	2009	2010
	(Unaudited)						(Unaudited)
	(In thousands)

Consolidated Balance Sheet Data:
Cash, cash equivalents and restricted cash(6)	$15,619	$16,670	$14,991	$41,613	$41,931	$71,684	$140,744
Settlement assets(7)	8,590	12,868	15,412	17,445	35,570	42,569	11,784
Total assets	30,436	42,626	56,441	97,246	123,269	183,108	213,379
Settlement obligations(7)	7,355	8,933	12,916	17,445	35,570	42,569	11,784
Long-term debt	6,769	5,030	2,446	—	—	—	—
Total liabilities	25,271	37,004	45,237	65,962	81,031	111,744	92,914
Redeemable convertible preferred stock	—	—	22,336	26,816	—	—	—
Total stockholders’ equity (deficit)	5,165	5,623	(11,130)	4,468	42,238	71,364	120,465

(1)	Includes stock-based compensation expense of $0, $0, $156,000, $1.2 million and $2.5 million for the years ended July 31, 2005, 2006, 2007, 2008 and 2009, respectively, $6.8 million for the five months ended December 31, 2009 and $2.0 million and $5.2 million for the nine months ended September 30, 2009 and 2010, respectively.

(2)	We define Non-GAAP total operating revenues as the total operating revenues shown in our GAAP financial statements plus stock-based retailer incentive compensation expense.

(3)	We define Non-GAAP net income as the net income shown on our GAAP financial statements plus the after-tax amount of each of stock-based retailer incentive compensation expense and stock-based compensation expense. We then use Non-GAAP net income as the basis for calculating Non-GAAP diluted earnings per share, as shown in the reconciliation of this financial measure to its most directly comparable GAAP financial measure below.

(4)	This financial measure is not calculated in accordance with GAAP. A table at the end of this footnote provides a reconciliation of this financial measure to the most directly comparable financial measure calculated and presented in accordance with GAAP. This financial measure should not be considered as an alternative to or substitute for operating revenues, operating income, net income or any other measure of financial performance calculated and presented in accordance with GAAP. This financial measure may not be comparable to similarly-titled measures of other organizations because other organizations may not calculate their measures in the same manner as we do. We prepare this financial measure to eliminate the impact of items that we do not consider indicative of our core operating performance. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate.

We believe that the non-GAAP financial measures we present are useful to investors in evaluating our operating performance for the following reasons:

• stock-based retailer incentive compensation is a non-cash GAAP accounting charge that acts as an offset to our actual revenues from operations as we historically calculated them. This charge results from the monthly lapsing of our right to repurchase a portion of the 2,208,552 shares we issued to our largest retail distributor, Walmart, in May 2010. By adding back this charge to our future total operating revenues, investors can make direct comparisons of our revenues from operations prior to and after May 2010 and thus more easily perceive trends in our core operations. Further, because the monthly charge is based on the then-current market value of the shares as to which our repurchase right lapses, adding back this charge eliminates fluctuations in our operating revenues caused by variations in our month-end stock prices and thus provides insight on the operating revenues directly associated with those core operations;

• we adopted a new accounting standard for stock-based compensation effective August 1, 2006 and recorded stock-based compensation expense of approximately $156,000, $1.2 million and $2.5 million for the years ended July 31, 2007, 2008 and 2009, respectively, $6.8 million for the five months ended December 31, 2009 and $2.0 million and $5.2 million for the nine months ended September 30, 2009 and 2010, respectively. Prior to August 1, 2006, we accounted for stock-based compensation using the intrinsic value method under previously issued guidance, which resulted in zero stock-based compensation expense. By comparing our adjusted EBITDA, non-GAAP net income and non-GAAP diluted earnings per share in different historical periods, our investors can evaluate our operating results without the additional variations caused by stock-based compensation expense, which is not comparable from period to period due to changes in accounting treatment, changes in the fair market value of our common stock (which is influenced by external factors like the volatility of public markets and the financial performance of our peers), and is not a key measure of our operations;

• adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items, such as interest expense, income tax expense, depreciation and amortization, stock-based compensation expense, and stock-based retailer incentive compensation expense, that can vary substantially from company to company depending upon their respective financing structures and accounting policies, the book values of their assets, their capital structures and the methods by which their assets were acquired; and

• securities analysts use adjusted EBITDA as a supplemental measure to evaluate the overall operating performance of companies.

Our management uses the non-GAAP financial measures:

• as measures of operating performance, because they exclude the impact of items not directly resulting from our core operations;

• for planning purposes, including the preparation of our annual operating budget;

• to allocate resources to enhance the financial performance of our business;

• to evaluate the effectiveness of our business strategies; and

• in communications with our board of directors concerning our financial performance.

We understand that, although adjusted EBITDA and other non-GAAP financial measures are frequently used by investors and securities analysts in their evaluations of companies, these measures have limitations as an analytical tool, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under GAAP. Some of these limitations are:

• that these measures do not reflect our capital expenditures or future requirements for capital expenditures or other contractual commitments;

• that these measures do not reflect changes in, or cash requirements for, our working capital needs;

• that these measures do not reflect interest expense or interest income;

• that these measures do not reflect cash requirements for income taxes;

• that, although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often have to be replaced in the future, and these measures do not reflect any cash requirements for these replacements; and

• that other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

The following tables present unaudited reconciliations of each of our non-GAAP financial measures to their respective most comparable GAAP financial measures, for each of the periods indicated.

						Five Months
						Ended	Nine Months
	Year Ended July 31,					December 31,	Ended September 30,
	2005	2006	2007	2008	2009	2009	2009	2010
	(In thousands)

Reconciliation of total operating revenues to non-GAAP total operating revenues
Total operating revenues	$39,540	$66,951	$83,624	$168,126	$234,816	$112,757	$188,948	$272,041
Stock-based retailer incentive compensation	—	—	—	—	—	—	—	7,673

Non-GAAP total operating revenues	$39,540	$66,951	$83,624	$168,126	$234,816	$112,757	$188,948	$279,714

						Five Months
						Ended	Nine Months
	Year Ended July 31,					December 31,	Ended September 30,
	2005	2006	2007	2008	2009	2009	2009	2010
	(In thousands)

Reconciliation of net (loss) income to non-GAAP net (loss) income
Net (loss) income	$(4,877)	$535	$4,647	$17,335	$37,163	$13,663	$33,710	$34,294
Stock-based compensation expense	—	—	557	727	1,431	3,954	1,150	3,163
Stock-based retailer incentive compensation	—	—	—	—	—	—	—	4,626

Non-GAAP net (loss) income	$(4,877)	$535	$5,204	$18,062	$38,594	$17,617	$34,860	$42,083

Diluted earnings per share*
GAAP	$(0.48)	$0.01	$(0.05)	$0.26	$0.52	$0.29	$0.70	$0.81
Non-GAAP	$(0.14)	$0.01	$0.14	$0.44	$0.93	$0.44	$0.86	$0.99
Diluted weighted-average shares issued and outstanding**
GAAP	10,228	13,194	11,100	14,154	15,712	15,425	15,545	22,884
Non-GAAP	34,316	37,282	36,807	40,917	41,386	40,367	40,529	42,534

* Reconciliations between GAAP and non-GAAP diluted weighted-average shares issued and outstanding are provided in the next table.

** Diluted weighted-average Class A shares issued and outstanding and diluted weighted-average Class B shares issued and outstanding are the most directly comparable GAAP measure for periods ending 2010 and any period ending prior to 2010, respectively.

						Five Months
						Ended	Nine Months
	Year Ended July 31,					December 31,	Ended September 30,
	2005	2006	2007	2008	2009	2009	2009	2010
	(In thousands)

Reconciliation of GAAP to non-GAAP diluted weighted-average shares issued and outstanding
Diluted weighted-average shares issued and outstanding*	10,228	13,194	11,100	14,154	15,712	15,425	15,545	22,884
Assumed conversion of weighted-average shares of preferred stock	24,088	24,088	25,707	26,763	25,674	24,942	24,984	18,455
Weighted-average shares subject to repurchase	—	—	—	—	—	—	—	1,195

Non-GAAP diluted weighted-average shares issued and outstanding	34,316	37,282	36,807	40,917	41,386	40,367	40,529	42,534

* Refers to shares of Class A common stock for periods ending in 2010 and shares of Class B common stock for periods ending prior to 2010.

						Five Months
						Ended	Nine Months
	Year Ended July 31,					December 31,	Ended September 30,
	2005	2006	2007	2008	2009	2009	2009	2010
	(In thousands)

Reconciliation of net (loss) income to adjusted EBITDA
Net (loss) income	$(4,877)	$535	$4,647	$17,335	$37,163	$13,663	$33,710	$34,294
Interest expense (income), net	174	522	(146)	(418)	(395)	(113)	(176)	(221)
Income tax expense (benefit)	—	111	(3,346)	12,261	26,902	9,764	24,344	22,589
Depreciation and amortization	1,211	2,046	3,524	4,407	4,593	2,254	3,552	5,405
Stock-based compensation expense	—	—	156	1,240	2,468	6,782	1,983	5,246
Stock-based retailer incentive compensation	—	—	—	—	—	—	—	7,673

Adjusted EBITDA	$(3,492)	$3,214	$4,835	$34,825	$70,731	$32,350	$63,413	$74,986

(5)	We define adjusted EBITDA as the net income shown on our GAAP financial statements plus net interest expense (income), income tax expense (benefit), depreciation and amortization, stock-based compensation expense and stock-based retailer incentive compensation expense.

(6)	Includes $6,025, $2,025, $2,285, $2,328, $15,367, $15,381 and $5,163 of restricted cash as of July 31, 2005, 2006, 2007, 2008 and 2009, December 31, 2009 and September 30, 2010, respectively.

(7)	Our retail distributors collect customer funds for purchases of new cards and reloads and then remit these funds directly to bank accounts established on behalf of those customers by the banks that issue our cards. Our retail distributors’ remittance of these funds takes an average of three business days. Settlement assets represent the amounts due from our retail distributors for customer funds collected at the point of sale that have not yet been remitted to the card issuing banks. Settlement obligations represent the amounts that are due from us to the card issuing banks for funds collected but not yet remitted by our retail distributors and not funded by our line of credit. We have no control over or access to customer funds remitted by our retail distributors to the card issuing banks. Customer funds therefore are not our assets, and we do not recognize them in our consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

Green Dot is a leading prepaid financial services company providing simple, low-cost and convenient money management solutions to a broad base of U.S. consumers. We believe that we are the leading provider of general purpose reloadable prepaid debit cards in the United States and that our Green Dot Network is the leading reload network for prepaid cards in the United States. We sell our cards and offer our reload services nationwide at approximately 50,000 retail store locations, which provide consumers convenient access to our products and services.

We were founded in October 1999 to distribute and service GPR cards. In 2001, we sold our first such card at a Rite Aid store in Virginia. Between 2001 and 2004, we concentrated on increasing our distribution capacity and established distribution agreements with CVS, The Pantry Stores (Kangaroo Express) and Radio Shack, among others. In 2004, we launched the Green Dot Network, which allowed our cardholders to reload funds onto their cards at any of our retail distributors’ locations regardless of where their cards were initially purchased. For example, this allowed our cards purchased at Rite Aid stores to be reloaded at CVS stores. We also began to market the Green Dot Network to providers of third-party prepaid card programs, which enabled their cardholders to reload funds onto their cards through our Green Dot Network. In 2005, we continued to expand our distribution capacity by establishing a distribution relationship with Walgreens. In May 2007, we began marketing and distributing Green Dot-branded cards through our website.

In October 2006, we entered into agreements with Walmart and GE Money Bank to manage a co-branded GPR card program for Walmart and to provide reload network services at Walmart stores through our Green Dot Network. After an extensive product design and pilot period, we launched the Walmart MoneyCard program in approximately 2,500, or 70%, of Walmart’s U.S. stores in July 2007. In October 2007, we launched a Visa-branded non-reloadable gift card program at most of these stores. By March 31, 2010, we offered the Walmart MoneyCard in more than 3,600, or 97%, of Walmart’s U.S. stores. Since its inception, the Walmart MoneyCard program has been highly successful, contributing significantly to the increase in our total operating revenues. To enhance the value proposition to cardholders, in February 2009, significant pricing changes were made to the Walmart MoneyCard program. The new card fee, monthly maintenance fee and point-of-sale, or POS, swipe reload fee for Walmart MoneyCards at Walmart stores were each lowered to $3.00 from $8.94, $4.94 and $4.64, respectively. In addition, the sales commission percentage that we paid to Walmart was significantly reduced in order to offset our lost revenue resulting from these substantial fee reductions. Our revenues from Walmart have increased significantly in response to these pricing changes, as substantial increases in volumes more than offset the revenue impact of the lower fees. See also “— May 2010 Changes to Our Relationship with Walmart” below.

In July 2009, we re-launched our core Green Dot-branded GPR card with new packaging, features and pricing. Our innovative new package contains a temporary prepaid card, for the first time visible to the consumer through the packaging, that can be used immediately upon activation. New card features include free online bill payment services and a fee-free ATM network with approximately 17,000 participating ATMs. We reduced the new card fee from $9.95 to $4.95. We raised the monthly maintenance fee from $4.95 to $5.95, and at the same time instituted maintenance fee waivers for months in which cardholders either load $1,000 or more onto their cards or make at least 30 purchase transactions in order to encourage increased card usage and cardholder retention. The re-launch of the Green Dot-branded GPR card generated significant increases in volume that more than offset the revenue impact of the lower new card fee.

In September 2009, we further expanded our distribution capacity by entering into a distribution agreement with 7-Eleven. Also, in September 2009, PayPal became a new acceptance member in the Green Dot Network, allowing PayPal customers to add funds to a new or existing PayPal account using our MoneyPak product. These funds can be used immediately by account holders unlike funds loaded to PayPal accounts from a bank account, which may not be available for several days. We believe PayPal’s customers have begun recognizing the value of our offerings, but to date we have not generated significant operating revenues from our relationship with PayPal. In October 2009, we further expanded our distribution capacity by entering into a joint marketing and referral agreement with Intuit Inc. In January 2010, Intuit integrated into its TurboTax software an option that allows its customers to receive their tax refunds via direct deposit to a Green Dot co-branded GPR card, called a TurboTax Refund Card. Under this program, which we will manage for Intuit through the 2011 tax season, we generated operating revenues that represented approximately 7%, 4% and 2% of our total operating revenues, excluding stock-based retailer incentive compensation, in the quarters ended March 31, June 30 and September 30, 2010, respectively. The initial term of our agreement with Intuit expires in October 2011, and we do not currently expect that this agreement will be renewed.

In May 2010, the terms of our commercial agreement with Walmart were amended as described in the next paragraph, and, in July 2010, we further expanded our distribution capacity by entering into a distribution agreement with Circle K.

May 2010 Changes to Our Relationship with Walmart

In May 2010, we entered into an amended prepaid card program agreement with Walmart and GE Money Bank. This agreement extended the term of our commercial relationship with Walmart and GE Money Bank to May 2015 and significantly increased the sales commission percentages that we pay to Walmart for the Walmart MoneyCard program, which currently accounts for approximately 85% of the total operating revenues that we derive from products sold at Walmart, to an estimated 22%, or a level approximately equal to what they had been during the three months ended December 31, 2008. Additionally, the amended agreement provides volume-based incentives that allow Walmart to earn higher sales commission percentages as sales volumes of our products in its stores grow. The agreement also provides for enhanced coordination of Walmart’s and our promotional efforts with respect to the Walmart MoneyCard program, including annual contributions by Walmart and us to a joint marketing fund. Historically, and under our amended agreement with Walmart, the sales commission percentages we pay to Walmart for the Walmart MoneyCard program are derived from a formula and vary based on dynamic program factors, such as new card sales rates, consumer pricing, average cardholder usage and retention.

As an incentive to amend our prepaid card program agreement, we issued Walmart 2,208,552 shares of our Class A common stock. These shares are subject to our right to repurchase them at $0.01 per share upon termination of our agreement with Walmart other than a termination arising out of our knowing, intentional and material breach of the agreement. Our right to repurchase the shares lapses with respect to 36,810 shares per month over the 60-month term of the agreement. The repurchase right will expire as to all shares of Class A common stock that remain subject to the repurchase right if we experience a “prohibited change of control,” as defined in the agreement, if we experience a “change of control,” as defined in the stock issuance agreement, or under certain other limited circumstances, which we currently believe are remote. We recognize the fair value of 36,810 shares each month over the 60-month term of the amended prepaid card program agreement with Walmart and GE Money Bank, recording the fair value recognized as stock-based retailer incentive compensation, a contra-revenue component of our total operating revenues. See “— Comparison of Nine Months Ended September 30, 2009 and 2010 — Operating Revenues — Future Contra-Revenue” for more information regarding the financial impact of our equity issuance to Walmart.

As a result of entering into our amended agreement with Walmart, we changed the manner in which customer funds for certain products sold at Walmart are settled, eliminating the need to record settlement assets and liabilities related to these products. This change resulted in a significant reduction in our settlement assets and settlement obligations associated with Walmart and GE Money Bank, respectively.

Key Business Metrics

We designed our business model to provide low-cost, easy-to-use financial products and services to a large number of customers through retail store and online distribution. We review a number of metrics to help us monitor the performance of, and identify trends affecting, our business. We believe the following measures are the primary indicators of our quarterly and annual performance.

Number of GPR Cards Activated — represents the total number of GPR cards sold through our retail and online distribution channels that are activated (and, in the case of our online channel, also funded) by cardholders in a specified period. We activated 894,000, 2.2 million and 3.1 million GPR cards in fiscal 2007, 2008 and 2009, respectively, 976,000 and 2.1 million GPR cards in the five months ended December 31, 2008 and 2009, respectively, and 2.9 million and 4.7 million GPR cards in the nine months ended September 30, 2009 and 2010, respectively.

Number of Cash Transfers — represents the total number of MoneyPak and POS swipe reload transactions that we sell through our retail distributors in a specified period. We sold 5.0 million, 9.2 million and 14.1 million MoneyPak and POS swipe reload transactions in fiscal 2007, 2008 and 2009, respectively, 5.0 million and 8.2 million MoneyPak and POS swipe reload transactions in the five months ended December 31, 2008 and 2009, respectively, and 12.1 million and 19.2 million MoneyPak and POS swipe reload transactions in the nine months ended September 30, 2009 and 2010, respectively.

Number of Active Cards — represents the total number of GPR cards in our portfolio that have had a purchase, reload or ATM withdrawal transaction during the previous 90-day period. We had 625,000, 1.3 million and 2.1 million active cards outstanding as of July 31, 2007, 2008 and 2009, respectively, 1.4 million and 2.7 million active cards outstanding as of December 31, 2008 and 2009, respectively, and 2.2 million and 3.3 million active cards outstanding as of September 30, 2009 and 2010, respectively.

Gross Dollar Volume — represents the total dollar volume of funds loaded to our GPR card and reload products. Our gross dollar volume was $1.1 billion, $2.8 billion and $4.7 billion in fiscal 2007, 2008 and 2009, respectively, $1.6 billion and $2.7 billion in the five months ended December 31, 2008 and 2009, respectively, and $4.0 billion and $7.7 billion in the nine months ended September 30, 2009 and 2010, respectively.

Key components of our results of operations

Operating Revenues

We classify our operating revenues into the following four categories:

Card Revenues — Card revenues consist of new card fees, monthly maintenance fees, ATM fees and other revenues. We charge new card fees when a consumer purchases a GPR or gift card in a retail store. We charge maintenance fees on GPR cards to cardholders on a monthly basis pursuant to the terms and conditions in our cardholder agreements. We charge ATM fees to cardholders when they withdraw money or conduct other transactions at certain ATMs in accordance with the terms and conditions in our cardholder agreements. Other revenues consist primarily of fees associated with optional products or services, which we generally offer to consumers during the card activation process. Optional products and services that generate other revenues include providing a second card for an account, expediting delivery of the personalized GPR card that replaces the temporary card obtained at the retail store and upgrading a cardholder account to one of our premium programs —

the VIP program or Premier Card program — which provide benefits for our more active cardholders. Historically, our card revenues have also included customer service fees that we charged in accordance with the terms and conditions in our cardholder agreements.

Our aggregate new card fee revenues vary based upon the number of GPR cards activated and the average new card fee. The average new card fee depends primarily upon the mix of products that we sell since there are variations in new card fees among Green Dot-branded and co-branded products and between GPR cards and general purpose gift cards. Our aggregate monthly maintenance fee revenues vary primarily based upon the number of active cards in our portfolio and the average fee assessed per account. Our average monthly maintenance fee per active account depends upon the mix of Green Dot-branded and co-branded cards in our portfolio and upon the extent to which fees are waived based on significant usage. Our aggregate ATM fee revenues vary based upon the number of cardholder ATM transactions and the average fee per ATM transaction. The average fee per ATM transaction depends upon the mix of Green Dot-branded and co-branded active cards in our portfolio and the extent to which cardholders enroll in our VIP program, which has no ATM fees, or effect ATM transactions on our fee-free ATM network.

Cash Transfer Revenues — We earn cash transfer revenues when consumers purchase and use a MoneyPak or fund their cards through a POS swipe reload transaction in a retail store. Our aggregate cash transfer revenues vary based upon the total number of MoneyPak and POS swipe reload transactions and the average price per MoneyPak or POS swipe reload transaction. The average price per MoneyPak or POS swipe reload transaction depends upon the relative numbers of cash transfer sales at our different retail distributors and on the mix of MoneyPak and POS swipe reload transactions at certain retailers that have different fees for the two types of reload transactions.

Interchange Revenues — We earn interchange revenues from fees remitted by the merchant’s bank, which are based on rates established by Visa and MasterCard, when cardholders make purchase transactions using our cards. Our aggregate interchange revenues vary based primarily on the number of active cards in our portfolio, the average transactional volume of the active cards in our portfolio and the mix of cardholder purchases between those using signature identification technologies and those using personal identification numbers.

Stock-based retailer incentive compensation — We recognize each month the fair value of the 36,810 shares issued to Walmart for which our right to repurchase has lapsed during that month using the then-current fair market value of our Class A common stock (and we would be required to recognize the fair value of all shares still subject to repurchase if there were an early expiration of our right to repurchase). We record the fair value recognized as stock-based retailer incentive compensation, a contra-revenue component of our total operating revenues. In addition, it is possible that, in the future, a warrant to purchase Class B common stock issued to PayPal will vest and become exercisable upon the achievement of certain performance goals by PayPal. If this warrant vests, we will need to determine its fair value on the vesting date using the Black-Scholes model and will record that value as additional contra-revenue.

Operating Expenses

We classify our operating expenses into the following four categories:

Sales and Marketing Expenses — Sales and marketing expenses consist primarily of the sales commissions we pay to our retail distributors and brokers for sales of our GPR and gift cards and reload services in their stores, advertising and marketing expenses, and the costs of manufacturing and distributing card packages, placards and promotional materials to our retail distributors and personalized GPR cards to consumers who have activated their cards. We generally establish sales commission percentages in long-term distribution agreements with our retail distributors, and aggregate sales commissions are determined by the number of prepaid cards and cash transfers sold at their respective retail stores. We incur advertising and marketing expenses for television and online advertisements of our products and through retailer-based print promotions and in-store displays.

Advertising and marketing expenses are recognized as incurred and typically deliver a benefit over an extended period of time. For this reason, these expenses do not always track changes in revenues. Our manufacturing and distribution costs vary primarily based on the number of GPR cards activated.

Compensation and Benefits Expenses — Compensation and benefits expenses represent the compensation and benefits that we provide to our employees and the payments we make to third-party contractors. While we have an in-house customer service organization, we employ third-party contractors to conduct all call center operations, handle routine customer service inquiries and provide temporary support in the area of IT operations and elsewhere. Compensation and benefits expenses associated with our customer service and loss management functions generally vary in line with the size of our active card portfolio, while the expenses associated with other functions do not.

Processing Expenses — Processing expenses consist primarily of the fees charged to us by the banks that issue our prepaid cards, the third-party card processor that maintains the records of our customers’ accounts and processes transaction authorizations and postings for us, and Visa and MasterCard, which process transactions for us through their respective payment networks. These costs generally vary based on the total number of active cards in our portfolio and the gross dollar volume.

Other General and Administrative Expenses — Other general and administrative expenses consist primarily of professional service fees, telephone and communication costs, depreciation and amortization of our property and equipment, transactional losses (losses from customer disputed transactions, unrecovered customer purchase transaction overdrafts and fraud), rent and utilities, and insurance. We incur telephone and communication costs primarily from customers contacting us through our toll-free telephone numbers. These costs vary with the total number of active cards in our portfolio as do losses from unrecovered customer purchase transaction overdrafts and fraud. Costs associated with professional services, depreciation and amortization of our property and equipment, and rent and utilities vary based upon our investment in infrastructure, risk management and internal controls and are generally not correlated with our operating revenues or other transaction metrics.

Income Tax Expense

Our income tax expense consists of the federal and state corporate income taxes accrued on income resulting from the sale of our products and services. Since the majority of our operations are based in California, most of our state taxes are paid to that state.

Comparison of Nine Months Ended September 30, 2009 and 2010

Operating Revenues

The following table presents a breakdown of our operating revenues among card, cash transfer and interchange revenues as well as contra-revenue items:

	Nine Months Ended September 30,
	2009		2010
		Percentage		Percentage
		of Total		of Total
		Operating		Operating
	Amount	Revenues	Amount	Revenues
	(Dollars in thousands)

Operating revenues:
Card revenues	$93,011	49.2%	$124,978	45.9%
Cash transfer revenues	49,383	26.1	73,630	27.1
Interchange revenues	46,554	24.7	81,106	29.8
Stock-based retailer incentive compensation	—	—	(7,673)	(2.8)

Total operating revenues	$188,948	100.0%	$272,041	100.0%

Card Revenues — Card revenues totaled $125.0 million for the nine months ended September 30, 2010, an increase of $32.0 million, or 34%, from the comparable period in 2009. The increase was primarily the result of period-over-period growth of 62% in the number of GPR cards activated and 50% in the number of active cards in our portfolio. This growth was driven by a variety of factors including growth in the number of our cards sold through our established distribution channels and expansion through our online distribution channel and the launch of new retailers like 7-Eleven. Additionally, the fee reductions and new product features that we launched in July 2009 helped us attract significant numbers of new users of our Green Dot branded products. These fee reductions also contributed to the decline in card revenues as a percentage of total operating revenues. We expect our card revenues will continue to increase in absolute dollars from year to year as the number of our cards grows, but we expect them to decline slightly as a percentage of our total operating revenues, excluding stock-based retailer incentive compensation, from the percentage for the nine months ended September 30, 2010.

Cash Transfer Revenues — Cash transfer revenues totaled $73.6 million for the nine months ended September 30, 2010, an increase of $24.2 million, or 49%, from the comparable period in 2009. The increase was primarily the result of period-over-period growth of 59% in the number of cash transfers sold, partially offset by a shift in our mix of retail distributors toward Walmart. The increase in cash transfer volume was driven both by growth in our active card base and growth in cash transfer volume from third party programs participating in our network. We expect our cash transfer revenues will continue to increase in absolute dollars from year to year because of increases in the number of GPR cards activated and the addition of PayPal as a network acceptance member, and we expect them to increase slightly as a percentage of our total operating revenues, excluding stock-based retailer incentive compensation, from the percentage for the nine months ended September 30, 2010.

Interchange Revenues — Interchange revenues totaled $81.1 million for the nine months ended September 30, 2010, an increase of $34.5 million, or 74%, from the comparable period in 2009. The increase was primarily the result of period-over-period growth of 50% in the number of active cards in our portfolio and 92% in gross dollar volume, driven by the factors discussed above under “Card Revenues,” and an increase in the average transactional volume of the active cards in our portfolio. We expect our interchange revenues will continue to increase in absolute dollars from year to year. However, we do not expect these revenues to shift significantly as a percentage of our total operating revenues, excluding stock-based retailer incentive compensation, from the percentage for the nine months ended September 30, 2010.

Stock-based retailer incentive compensation — Our right to repurchase lapsed as to 184,050 shares issued to Walmart during the nine months ended September 30, 2010. We recognized the fair value of the shares using the then-current fair market value of our Class A common stock, resulting in $7.7 million being recorded as stock-based retailer incentive compensation.

Operating Expenses

The following table presents a breakdown of our operating expenses among sales and marketing, compensation and benefits, processing, and other general and administrative expenses:

	Nine Months Ended September 30,
	2009		2010
		Percentage		Percentage
		of Total		of Total
		Operating		Operating
	Amount	Revenues	Amount	Revenues
	(Dollars in thousands)

Operating expenses:
Sales and marketing expenses	$52,430	27.7%	$87,777	32.3%
Compensation and benefits expenses	32,827	17.4	50,474	18.6
Processing expenses	27,092	14.3	43,131	15.9
Other general and administrative expenses	18,721	10.0	33,997	12.4

Total operating expenses	$131,070	69.4%	$215,379	79.2%

Sales and Marketing Expenses — Sales and marketing expenses totaled $87.8 million for the nine months ended September 30, 2010, an increase of $35.4 million, or 68%, from the comparable period in 2009. The increase was primarily the result of a $25.7 million increase in sales commissions and manufacturing and distribution costs due to increased sales commissions paid to Walmart as a result of entering into our amended prepaid card agreement and the increased numbers of GPR cards and MoneyPaks sold compared with the corresponding period. The increase in sales and marketing expenses was also due to a $9.7 million increase in advertising and marketing expenses, as we significantly increased our television and online advertising and deployed more in-store displays than in the 2009 comparison period. We expect our sales and marketing expenses as a percentage of our total operating revenues, excluding stock-based retailer incentive compensation, to increase significantly in future periods from the percentage in the nine months ended September 30, 2010 because of the increased contractual sales commission percentages that we are obligated to pay to Walmart as a result of the May 2010 amendment to our agreement with Walmart.

Compensation and Benefits Expenses — Compensation and benefits expenses totaled $50.5 million for the nine months ended September 30, 2010, an increase of $17.7 million, or 54%, from the comparable period in 2009. The increase was primarily the result of a $10.8 million increase in employee compensation and benefits, which included a $3.3 million increase in employee stock-based compensation. The period-over-period growth in employee compensation and benefits was due to additional employee headcount as we continued to expand our operations and assumed the reporting requirements and compliance obligations of a public company. The increase in compensation and benefits expenses was also due to a $6.9 million increase in third-party call center contractor expenses as the number of active cards in our portfolio and associated call volumes increased from the nine months ended September 30, 2009 to the nine months ended September 30, 2010. We expect our compensation and benefits expenses to increase as we continue to add personnel and incur additional third-party contractor expenses to support expanding operations but, except for any major fluctuations in stock-based compensation, we expect them to decline as a percentage of our total operating revenues, excluding stock-based retailer incentive compensation, from the percentage for the nine months ended September 30, 2010 as we benefit from the hiring of key personnel in recent prior periods.

Processing Expenses — Processing expenses totaled $43.1 million for the nine months ended September 30, 2010, an increase of $16.0 million, or 59%, from the comparable period in 2009. The increase was primarily the result of period-over-period growth of 50% in the number of active cards in our portfolio and 92% in gross dollar volume. We expect our processing expenses to increase in absolute dollars as our total operating revenues increase but to remain relatively consistent with the percentage of our total operating revenues, excluding stock-based retailer incentive compensation, that they represented in the nine months ended September 30, 2010.

Other General and Administrative Expenses — Other general and administrative expenses totaled $34.0 million for the nine months ended September 30, 2010, an increase of $15.3 million, or 82%, from the comparable period in 2009. The increase was partly the result of an increase of $6.9 million relating to professional services expenses, $5.1 million of which resulted from expenses related to our initial public offering as we did not receive any proceeds from the sale of our Class A common stock, all of which were sold by existing stockholders, and $1.8 million of which represented an increase in professional services fees primarily incurred in connection with our proposed bank acquisition and other corporate development initiatives. The increase in other general and administrative expenses was also the result of a $3.0 million increase in telephone and communications expenses resulting from increased use of our call center and our interactive voice response system, or IVR, as the number of active cards in our portfolio increased. Additionally, depreciation and amortization of property and equipment increased by $1.9 million due to expansion of our infrastructure to support our growth and we experienced a $1.5 million increases in transaction losses, primarily associated with customer disputed transactions. We expect other general and administrative expenses to increase in absolute dollars as we incur additional costs related to the growth of our business. However, we expect these expenses to decline as a percentage of our total operating revenues, excluding stock-based retailer incentive compensation, from the percentage in the nine months ended September 30, 2010 because of a significant decrease in professional fees following the completion of our initial public offering in July 2010 and as we benefit from past significant investments that we have made.

Income Tax Expense

Our income tax expense decreased by $1.7 million to $22.6 million in the nine months ended September 30, 2010 from the comparable period in 2009, and our effective tax rate decreased 2.3% from 42.0% to 39.7% primarily as a result of a tax benefit that we recognized during the nine months ended September 30, 2010. The tax benefit was due to a change in the apportionment method we use in California. Under the alternative apportionment method, approved by the California Franchise Tax Board in May 2010, we apportion less income to California, resulting in a lower effective state tax rate. The decrease in the effective tax rate was partially offset by non-deductible expenses related to our initial public offering recognized in the nine months ended September 30, 2010. Excluding the impact of these discrete items, our effective tax rate would have been 40.3%. The petition expires on July 31, 2011, however, we expect to continue to benefit from the lower effective state tax rate in subsequent years as certain enacted tax law changes, which conform to the petition, become effective January 1, 2011.

Comparison of Five Months Ended December 31, 2008 and 2009

Operating Revenues

The following table presents a breakdown of our operating revenues among card, cash transfer and interchange revenues:

	Five Months Ended December 31,
	2008		2009
		Percentage		Percentage
		of Total		of Total
		Operating		Operating
	Amount	Revenues	Amount	Revenues
	(Dollars in thousands)

Operating revenues:
Card revenues	$46,460	52.2%	$50,895	45.1%
Cash transfer revenues	24,391	27.4	30,509	27.1
Interchange revenues	18,212	20.4	31,353	27.8

Total operating revenues	$89,063	100.0%	$112,757	100.0%

Card Revenues.  Our card revenues totaled $50.9 million in the five months ended December 31, 2009, an increase of $4.4 million, or 10%, from the comparable period in 2008. This increase was primarily due to period-over-period growth of 116% in the number of GPR cards activated and 92% in the number of active cards in our portfolio, largely offset by the February 2009 reduction in new card and monthly maintenance fees for the Walmart MoneyCard and the July 2009 reduction in the new card fee for Green Dot-branded cards. These fee reductions also contributed to the decline in card revenues as a percentage of total operating revenues.

Cash Transfer Revenues.  Our cash transfer revenues totaled $30.5 million in the five months ended December 31, 2009, an increase of $6.1 million, or 25%, from the comparable period in 2008. This increase was primarily due to period-over-period growth of 64% in the number of cash transfers sold, partially offset by a shift in our retail distributor mix toward Walmart, which generally has lower fees than our other retail distributors and significantly reduced the POS swipe reload fee in February 2009.

Interchange Revenues.  Our interchange revenues totaled $31.4 million in the five months ended December 31, 2009, an increase of $13.1 million, or 72%, from the comparable period in 2008. This increase was primarily due to period-over-period growth of 92% in the number of active cards in our portfolio.

Operating Expenses

The following table presents a breakdown of our operating expenses among sales and marketing, compensation and benefits, processing, and other general and administrative expenses:

	Five Months Ended December 31,
	2008		2009
		Percentage		Percentage
		of Total		of Total
		Operating		Operating
	Amount	Revenues	Amount	Revenues
	(Dollars in thousands)

Operating expenses:
Sales and marketing expenses	$35,001	39.3%	$31,333	27.8%
Compensation and benefits expenses	15,409	17.3	26,610	23.6
Processing expenses	11,765	13.2	17,480	15.5
Other general and administrative expenses	9,463	10.6	14,020	12.4

Total operating expenses	$71,638	80.4%	$89,443	79.3%

Sales and Marketing Expenses.  Our sales and marketing expenses were $31.3 million in the five months ended December 31, 2009, a decrease of $3.7 million, or 10%, from the comparable period in 2008. This decrease was primarily the result of a $4.3 million decline in advertising and marketing expenses. During the 2009 comparison period, we did no television advertising and deployed fewer new in-store displays. The decrease in sales and marketing expenses was also the result of a $2.7 million, or 12%, decline in the sales commissions we paid to our retail distributors and brokers because of reductions in the commission percentages we paid to our retail distributors, most significantly Walmart. These declines were partially offset by a $3.3 million increase in our manufacturing and distribution costs due to increased numbers of GPR cards and MoneyPaks sold.

Compensation and Benefits Expenses.  Our compensation and benefits expenses were $26.6 million in the five months ended December 31, 2009, an increase of $11.2 million, or 73%, from the comparable period in 2008. This increase was primarily the result of a $7.1 million increase in employee compensation and benefits, which included a $5.8 million increase in stock-based compensation. In December 2009, our board of directors awarded 257,984 shares of common stock to our Chief Executive Officer to compensate him for past services rendered to our company. The number of shares awarded was equal to the number of shares subject to fully vested options that unintentionally expired unexercised in June 2009. The aggregate grant date fair value of this award was approximately $5.2 million, based on an estimated fair value of our common stock of $20.01, as determined by our board of directors on the date of the award. We recorded the aggregate grant date fair value as stock-based compensation on the date of the award. The increase in compensation and benefits expenses was also the result of a $4.1 million increase in third-party contractor expenses as the number of active cards in our portfolio and associated call volumes grew from the five months ended December 31, 2008 to the five months ended December 31, 2009.

Processing Expenses.  Our processing expenses were $17.5 million in the five months ended December 31, 2009, an increase of $5.7 million, or 49%, from the comparable period in 2008. This increase was primarily the result of period-over-period growth of 92% in the number of active cards in our portfolio, partially offset by lower fees charged to us under agreements with one of the banks that issue our cards and our third-party card processor that became effective in November 2008 and by more efficient use of our card processor through the purging of inactive accounts and more effective use of analysis and reporting tools.

Other General and Administrative Expenses.  Our other general and administrative expenses were $14.0 million in the five months ended December 31, 2009, an increase of $4.6 million, or 48%, from the comparable period in 2008. This increase was primarily the result of a $2.6 million increase in professional service fees due to our potential bank acquisition and other corporate development initiatives and a $1.2 million increase in telephone and communication expenses due to increased use of our call center and our IVR as the number of active cards in our portfolio increased.

Income Tax Expense

The following table presents a breakdown of our effective tax rate among federal, state and other:

	Five Months
	Ended December 31,
	2008	2009

U.S. federal income tax	35.0%	35.0%
State income taxes, net of federal benefit	5.9	6.7
Other	1.1	—

Income tax expense	42.0%	41.7%

Our income tax expense increased by $2.3 million to $9.8 million in the five months ended December 31, 2009 from the comparable period in 2008, and there was a slight decline in the effective tax rate.

Comparison of Fiscal 2008 and 2009

Operating Revenues

The following table presents a breakdown of our operating revenues among card, cash transfer and interchange revenues:

	Year Ended July 31,
	2008		2009
		Percentage		Percentage
		of Total		of Total
		Operating		Operating
	Amount	Revenues	Amount	Revenues
	(Dollars in thousands)

Operating revenues:
Card revenues	$91,233	54.3%	$119,356	50.8%
Cash transfer revenues	45,310	26.9	62,396	26.6
Interchange revenues	31,583	18.8	53,064	22.6

Total operating revenues	$168,126	100.0%	$234,816	100.0%

Card Revenues.  Our card revenues totaled $119.4 million in fiscal 2009, an increase of $28.1 million, or 31%, from fiscal 2008. This increase was primarily due to year-over-year growth of 43% in the number of GPR cards activated and 62% in the number of active cards in our portfolio, partially offset by the February 2009 reduction in new card and monthly maintenance fees for the Walmart MoneyCard. This reduction in fees also contributed to the decline in card revenues as a percentage of total operating revenues.

Cash Transfer Revenues.  Our cash transfer revenues totaled $62.4 million in fiscal 2009, an increase of $17.1 million, or 38%, from fiscal 2008. This increase was primarily due to year-over-year growth of 54% in the number of cash transfers, partially offset by a shift in our retail distributor mix toward Walmart, which generally has lower fees than our other retail distributors and significantly reduced the POS swipe reload fee in February 2009.

Interchange Revenues.  Our interchange revenues totaled $53.1 million in fiscal 2009, an increase of $21.5 million, or 68%, from fiscal 2008. This increase was primarily due to year-over-year growth of 62% in the number of active cards in our portfolio.

Operating Expenses

The following table presents a breakdown of our operating expenses among sales and marketing, compensation and benefits, processing, and other general and administrative expenses:

	Year Ended July 31,
	2008		2009
		Percentage		Percentage
		of Total		of Total
		Operating		Operating
	Amount	Revenues	Amount	Revenues
	(Dollars in thousands)

Operating expenses:
Sales and marketing expenses	$69,577	41.4%	$75,786	32.3%
Compensation and benefits expenses	28,303	16.8	40,096	17.1
Processing expenses	21,944	13.0	32,320	13.7
Other general and administrative expenses	19,124	11.4	22,944	9.8

Total operating expenses	$138,948	82.6%	$171,146	72.9%

Sales and Marketing Expenses.  Our sales and marketing expenses were $75.8 million in fiscal 2009, an increase of $6.2 million, or 9%, from fiscal 2008. This increase was primarily the result of a $10.1 million, or 25%, increase in the sales commissions we paid to our retail distributors and brokers. Aggregate commissions increased because of increased sales, but the impact of these increased sales was offset in part by a reduction in pricing and commission rates at Walmart. The increase in sales and marketing expenses was also the result of a $2.7 million increase in our manufacturing and distribution costs due to the re-launch of our Green Dot-branded products and increased numbers of GPR cards and MoneyPaks sold. These sales and marketing expense increases were partially offset by a $6.6 million decline in advertising and marketing expenses, principally as a result of our decision not to use television advertising during fiscal 2009.

Compensation and Benefits Expenses.  Our compensation and benefits expenses were $40.1 million in fiscal 2009, an increase of $11.8 million, or 42%, from fiscal 2008. This increase was primarily the result of a $9.0 million increase in employee compensation and benefits, including a $1.2 million increase in stock-based compensation, as our headcount grew from 209 at the end of fiscal 2008 to 248 at the end of fiscal 2009 and we hired several new members of management. Third-party contractor expenses also increased by $2.8 million as the number of active cards in our portfolio and associated call volumes grew from fiscal 2008 to fiscal 2009.

Processing Expenses.  Our processing expenses were $32.3 million in fiscal 2009, an increase of $10.4 million, or 47%, from fiscal 2008. This increase was primarily the result of year-over-year growth of 62% in the number of active cards in our portfolio. This growth was partially offset by lower fees charged to us under agreements with one of the banks that issue our cards and with our third-party card processor that became effective in November 2008 and by more efficient use of that card processor.

Other General and Administrative Expenses.  Our other general and administrative expenses were $22.9 million in fiscal 2009, an increase of $3.8 million, or 20%, from fiscal 2008. This increase was primarily the result of a $1.6 million increase in telephone and communication expenses due to increased call volumes as the number of active cards in our portfolio increased and a $1.4 million increase in professional service fees primarily associated with corporate development initiatives. We also had increases of $0.4 million in rent due to additional office space that we leased to support our increased headcount and $0.4 million related to the write-off of abandoned internal-use software. These increases were partially offset by the reversal of a $0.5 million reserve that was accrued in fiscal 2008 for a potential litigation settlement.

Income Tax Expense

The following table presents a breakdown of our effective tax rate among federal, state and other:

	Year Ended July 31,
	2008	2009

U.S. federal income tax	35.0%	35.0%
State income taxes, net of federal benefit	5.7	6.1
Other	0.7	0.9

Income tax expense	41.4%	42.0%

Our income tax expense increased by $14.6 million from fiscal 2008 to $26.9 million in fiscal 2009, an effective tax rate increase of 0.6 percentage points from 41.4% to 42.0%. This increase was primarily due to the utilization in fiscal 2008 of our remaining net operating loss carryforwards to reduce taxable income.

Comparison of Fiscal 2007 and 2008

Operating Revenues

The following table presents a breakdown of our operating revenues among card, cash transfer and interchange revenues:

	Year Ended July 31,
	2007		2008
		Percentage		Percentage
		of Total		of Total
		Operating		Operating
	Amount	Revenues	Amount	Revenues
	(Dollars in thousands)

Operating revenues:
Card revenues	$45,717	54.7%	$91,233	54.3%
Cash transfer revenues	25,419	30.4	45,310	26.9
Interchange revenues	12,488	14.9	31,583	18.8

Total operating revenues	$83,624	100.0%	$168,126	100.0%

Card Revenues.  Our card revenues totaled $91.2 million in fiscal 2008, an increase of $45.5 million, or 100%, from fiscal 2007. This increase was primarily due to year-over-year growth of 142% in the number of GPR cards activated and 103% in the number of active cards in our portfolio.

Cash Transfer Revenues.  Our cash transfer revenues totaled $45.3 million in fiscal 2008, an increase of $19.9 million, or 78%, from fiscal 2007. This increase was primarily due to year-over-year growth of 83% in the number of cash transfers.

Interchange Revenues.  Our interchange revenues totaled $31.6 million in fiscal 2008, an increase of $19.1 million, or 153%, from fiscal 2007. This increase was primarily due to year-over-year growth of 103% in the number of active cards in our portfolio.

Operating Expenses

The following table presents a breakdown of our operating expenses among sales and marketing, compensation and benefits, processing, and other general and administrative expenses:

	Year Ended July 31,
	2007		2008
		Percentage		Percentage
		of Total		of Total
		Operating		Operating
	Amount	Revenues	Amount	Revenues
	(Dollars in thousands)

Operating expenses:
Sales and marketing expenses	$38,838	46.5%	$69,577	41.4%
Compensation and benefits expenses	20,610	24.6	28,303	16.8
Processing expenses	9,809	11.7	21,944	13.0
Other general and administrative expenses	13,212	15.8	19,124	11.4

Total operating expenses	$82,469	98.6%	$138,948	82.6%

Sales and Marketing Expenses.  Our sales and marketing expenses were $69.6 million in fiscal 2008, an increase of $30.7 million, or 79%, from fiscal 2007. This increase was primarily the result of a $14.5 million, or 55%, increase in the sales commissions we paid to our retail distributors and brokers and a $9.8 million increase in our manufacturing and distribution costs. Sales commissions and manufacturing and distribution costs increased principally due to increased sales of GPR cards and cash loading services. Advertising and marketing expenses also increased by $6.4 million from fiscal 2007 to fiscal 2008 as a result of significant television advertising in fiscal 2008.

Compensation and Benefits Expenses.  Our compensation and benefits expenses were $28.3 million in fiscal 2008, an increase of $7.7 million, or 37%, from fiscal 2007. This increase was primarily the result of a $4.3 million increase in employee compensation and benefits, including a $1.1 million increase in stock-based compensation, as our headcount increased from 167 at the end of fiscal 2007 to 209 at the end of fiscal 2008. Third-party contractor expenses also increased by $3.3 million from fiscal 2007 to fiscal 2008 as the number of active cards in our portfolio and associated call volumes grew from fiscal 2007 to fiscal 2008.

Processing Expenses.  Our processing expenses were $21.9 million in fiscal 2008, an increase of $12.1 million, or 124%, from fiscal 2007. This increase was primarily the result of year-over-year growth of 103% in the number of active cards in our portfolio.

Other General and Administrative Expenses.  Our other general and administrative expenses were $19.1 million in fiscal 2008, an increase of $5.9 million, or 45%, from fiscal 2007. This increase was primarily the result of a $1.6 million increase in professional services fees related, among other things, to an uncompleted financing transaction, a $1.1 million increase in telephone and communications expenses primarily related to growth in call center volumes and a $1.1 million increase in losses from fraud and purchase transaction overdrafts. Call center volumes and losses from fraud and purchase transaction overdrafts increased as the number of active cards in our portfolio increased. Additionally, depreciation and amortization of property and equipment increased by $0.9 million due to expansion of our infrastructure to support our growth. We also accrued $0.5 million for a potential litigation settlement, and we had a $0.3 million increase in repair and maintenance expenses.

Income Tax (Benefit) Expense

The following table presents a breakdown of our effective tax rate among federal, state and other:

	Year Ended July 31,
	2007	2008

U.S. federal income tax	35.0%	35.0%
State income taxes, net of federal benefit	6.1	5.7
Change in valuation allowance	(288.9)	—
Other	(9.4)	0.7

Income tax (benefit) expense	(257.2)%	41.4%

Our income tax expense increased by $15.6 million from a $3.3 million income tax benefit in fiscal 2007 to a $12.3 million income tax expense in fiscal 2008, and there was a 298.6 percentage point increase in the effective rate. These increases were primarily due a reduction of $3.8 million in the valuation allowance associated with our deferred tax asset, which we recognized in fiscal 2007.

Quarterly Results of Operations

The following tables set forth unaudited consolidated statement of operations data for the final quarter of calendar year 2008, the four quarters of calendar year 2009 and the first three quarters of calendar year 2010, as well as the percentage of our total operating revenues that each line item represented. We have prepared our consolidated statements of operations for each of these quarters on the same basis as the audited consolidated financial statements included elsewhere in this prospectus, except for certain consolidated statements of operations items related to income allocated to common stockholders and earnings per common share and, in the opinion of our management, each statement of operations includes all adjustments, consisting solely of normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	For the Three Months Ended
	Dec. 31,	March 31,	June 30,	Sep. 30,	Dec. 31,	March 31,	June 30,	Sep. 30,
	2008	2009	2009	2009	2009	2010	2010	2010
	(In thousands)

Operating revenues:
Card revenues	$28,450	$31,185	$30,977	$30,849	$30,779	$42,158	$42,228	$40,592
Cash transfer revenues	14,997	15,744	16,383	17,256	19,132	22,782	24,364	26,484
Interchange revenues	11,340	13,811	15,530	17,213	19,651	27,879	26,183	27,044
Stock-based retailer incentive compensation	—	—	—	—	—	—	(2,457)	(5,216)

Total operating revenues	54,787	60,740	62,890	65,318	69,562	92,819	90,318	88,904
Operating expenses:
Sales and marketing expenses	20,509	20,016	15,232	17,182	19,689	26,039	31,433	30,305
Compensation and benefits expenses	9,415	9,410	10,751	12,666	18,470	16,260	16,593	17,621
Processing expenses	6,895	7,700	9,441	9,951	10,943	14,680	13,872	14,579
Other general and administrative expenses	5,772	5,206	5,928	7,587	8,779	11,755	11,266	10,976

Total operating expenses	42,591	42,332	41,352	47,386	57,881	68,734	73,164	73,481

Operating income	12,196	18,408	21,538	17,932	11,681	24,085	17,154	15,423
Interest income	80	47	68	64	77	72	86	111
Interest expense	(1)	—	—	(3)	—	(23)	(2)	(23)

Income before income taxes	12,275	18,455	21,606	17,993	11,758	24,134	17,238	15,511
Income tax expense	5,155	7,749	9,073	7,522	4,903	11,319	4,730	6,540

Net income	$7,120	$10,706	$12,533	$10,471	$6,855	$12,815	$12,508	$8,971

	As a Percentage of Total Operating Revenues
	Dec. 31,	March 31,	June 30,	Sep. 30,	Dec. 31,	March 31,	June 30,	Sep. 30,
	2008	2009	2009	2009	2009	2010	2010	2010

Operating revenues:
Card revenues	51.9%	51.4%	49.2%	47.2%	44.3%	45.4%	46.8%	45.7%
Cash transfer revenues	27.4	25.9	26.1	26.4	27.5	24.6	27.0	29.8
Interchange revenues	20.7	22.7	24.7	26.4	28.2	30.0	28.9	30.4
Stock-based retailer incentive compensation	0.0	0.0	0.0	0.0	0.0	0.0	(2.7)	(5.9)

Total operating revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Operating expenses:
Sales and marketing expenses	37.4	33.0	24.2	26.3	28.3	28.1	34.8	34.1
Compensation and benefits expenses	17.2	15.5	17.1	19.4	26.6	17.5	18.4	19.8
Processing expenses	12.6	12.7	15.0	15.2	15.7	15.8	15.4	16.4
Other general and administrative expenses	10.5	8.5	9.5	11.6	12.6	12.7	12.4	12.4

Total operating expenses	77.7	69.7	65.8	72.5	83.2	74.1	81.0	82.7

Operating income	22.3	30.3	34.2	27.5	16.8	25.9	19.0	17.3
Interest income	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1
Interest expense	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Income before income taxes	22.4	30.4	34.3	27.6	16.9	26.0	19.1	17.4
Income tax expense	9.4	12.8	14.4	11.5	7.0	12.2	5.2	7.4

Net income	13.0%	17.6%	19.9%	16.1%	9.9%	13.8%	13.8%	10.1%

Our total operating revenues increased sequentially in each quarter presented through the quarter ended March 31, 2010 due primarily to a combination of increased numbers of cash transfers sold and growth in our portfolio of active cards. Our numbers of sales and active cards increased as we sold our products in a growing number of retail locations and increased same-store sales. Cash transfer revenues and interchange revenues also increased sequentially in these quarters because of steady growth in the number of cash transfers, network acceptance members and active cards in our portfolio. However, because of the unusually strong seasonal revenue growth in the quarter ended March 31, 2010, card revenues and interchange revenues in the quarters ended June 30, 2010 and September 30, 2010 were lower than card revenues and interchange revenues in the quarter ended March 31, 2010. This pattern may continue in the fourth quarter of 2010. In addition, as a result of an equity issuance to Walmart in May 2010, we began to record stock-based retailer incentive compensation expense. We recognize the fair value of 36,810 shares each month as our right to repurchase those shares lapses, recording the fair value of the then-current fair value market of our Class A common stock. This contra-revenue component further reduced the overall level of our total operating revenues in the quarters ended June 30 and September 30, 2010 and will continue to do so through May 2015.

Over the periods presented, we have experienced significant fluctuations in the growth rate of our card revenues, from a 9.6% increase between the quarters ended December 31, 2008 and March 31, 2009 to slight declines in each of the quarters ended June 30, September 30 and December 31, 2009, a 37.0% increase between the quarters ended December 31, 2009 and March 31, 2010 and a 3.9% decrease between the quarters ended June 30 and September 30, 2010. The increases in our card revenues in the March quarters were due primarily to growth in the number of GPR cards activated and in the more recent March quarter also due to higher maintenance fees and ATM fees, as large numbers of taxpayers elected to receive their refunds via direct deposit on our cards and as we resumed substantial television advertising. The declines in our card revenues in the final three

2009 quarters were due primarily to the mid-February 2009 reduction in the new card fee and monthly maintenance fees for the Walmart MoneyCard and the July 2009 reduction in the new card fee for our Green Dot-branded GPR cards, substantially offset by the growth in sales of those cards, and the payment to certain retail distributors in the quarter ended December 31, 2009 of sales incentives that were recorded as an offset to the related card revenues. Monthly maintenance fees and ATM fees, currently the other large components of card revenues besides new card fees, have generally increased sequentially in each of the quarters presented, while the remaining component of card revenues — other revenues — has generally declined. The slight decline in card revenues between the quarters ended June 30 and September 30, 2010 resulted primarily from the completion prior to June 30, 2010 of the six-month amortization periods for all new card fees from gift cards sold during the 2009 holiday season.

Our total operating expenses have generally increased sequentially in our seven most recent quarters. The decline in total operating expenses and sales and marketing expenses between the quarter ended December 31, 2008 and the quarters ended March 31 and June 30, 2009 was due primarily to lower sales commission percentages coinciding with the mid-February 2009 reduction in the new card fee and monthly maintenance fees for the Walmart MoneyCard. We continued to benefit from these lower commission percentages in the quarter ended September 30, 2009 and the next several quarters, but sales and marketing expenses increased after the June 2009 quarter as a result of new revenue-sharing arrangements with two of our other largest retail distributors, increased packaging costs associated with the relaunch of our Green Dot-branded card and an increase in advertising and marketing expenses in the three months ended March 31, 2010 as we resumed television advertising after more than one year. Sales and marketing expenses significantly increased again in May 2010 when the contractual sales commission percentages that we are obligated to pay Walmart increased substantially as a result of the May 2010 amendment to our agreement with them and now are higher than they were before the mid-February 2009 reduction. Sales and marketing expenses declined between the quarters ended June 30 and September 30, 2010 because of a reduction in the level of our television advertising. We expect to increase our level of television advertising in the first quarter of 2011.

Compensation and benefits expenses have generally increased sequentially in each of the quarters presented due to increases in employee compensation and benefits and third-party contractor expenses. We added personnel and incurred additional third-party contractor expenses to support expanding operations and to meet the reporting requirements and compliance obligations of a public company. Compensation and benefits expenses increased 45.8% between the quarters ended September 30 and December 31, 2009 and declined the following quarter primarily because our board of directors awarded 257,984 shares of common stock to our Chief Executive Officer in December 2009 to compensate him for past services rendered to our company. The aggregate grant date fair value of this award was approximately $5.2 million, based on an estimated fair value of our common stock of $20.01, as determined by our board of directors on the date of the award, which we recorded as stock-based compensation on the date of the award.

The trend in processing expenses generally correlates closely with the trend in our interchange revenues. Processing expenses have increased sequentially in each of the quarters presented, except for a slight decline in the quarter ended June 30, 2010 that resulted from a decrease in both the number of active cards in our portfolio and the gross dollar volume loaded onto our GPR cards following the conclusion of the tax season. The large increase in processing expenses between the quarters ended December 31, 2009 and March 31, 2010 was due primarily to many taxpayers electing in the quarter ending March 31, 2010 to receive their refunds via direct deposit on our cards, which significantly increased the gross dollar volume loaded onto our GPR cards during that quarter.

Other general and administrative expenses increased sequentially the last three quarters of 2009 and the first quarter of 2010, primarily because of an increase in professional services fees related to our potential bank acquisition and other corporate development initiatives and an increase in telephone and communication expenses due to increased use of our call center and IVR as the number of active cards in our portfolio increased. The large increase in other general and administrative expenses in the three months ended March 31, 2010 was also due to a $2.7 million write-off of deferred offering expenses as we did not expect to receive sufficient proceeds from the sale of our Class A common stock in our initial public offering to offset those expenses. Other general and administrative expenses declined from the quarter ended December 31, 2008 to the quarter ended March 31, 2009 because we reversed a $500,000 legal reserve in the latter quarter as a result of a favorable judgment during that period. Other general and administrative expenses declined in the quarters ended June 30 and September 30, 2010 because of a significant decline in professional service fees related to our initial public offering, which was completed in July 2010, and to our on-going bank acquisition.

Our effective tax rate in 2010 declined several percentage points from its level of approximately 42.0% in 2009 as a result of the approval by the California Franchise Tax Board in May 2010 of our petition to use an alternative apportionment method. Under this alternative apportionment method, we apportion less income before income taxes to the State of California, resulting in a lower effective state tax rate. Although our petition expires on July 31, 2011, we expect to continue to benefit from the lower effective state tax rate in subsequent years as certain enacted tax law changes, which conform to our petition, become effective January 1, 2011. In addition, since our petition is retroactive to August 1, 2008, we experienced an additional tax benefit that further reduced our effective tax rate in the three months ended June 30, 2010. These benefits were partially offset in the quarters ended March 31, 2010 and June 30, 2010 by the non-deductible expenses related to our initial public offering.

Liquidity and Capital Resources

The following table sets forth the major sources and uses of cash for our last three fiscal years ended July 31, the five months ended December 31, 2009 and the nine months ended September 30, 2010:

				Five Months	Nine Months
				Ended	Ended
	Year Ended July 31,			December 31,	September 30,
	2007	2008	2009	2009	2010
	(In thousands)

Net cash provided by (used in) operating activities	$2,461	$35,006	$35,297	$26,121	$77,493
Net cash provided by (used in) investing activities	(4,558)	(5,163)	(19,400)	(5,063)	(103)
Net cash provided by (used in) financing activities	158	(3,264)	(28,618)	8,681	1,888

Net (decrease) increase in unrestricted cash and cash equivalents	$(1,939)	$26,579	$(12,721)	$29,739	$79,278

In fiscal 2007, 2008 and 2009, the five months ended December 31, 2009 and the nine months ended September 30, 2010, we financed our operations primarily through our cash flows from operations. At September 30, 2010, our primary source of liquidity was unrestricted cash and cash equivalents totaling $135.6 million.

We use trend and variance analyses to project future cash needs, making adjustments to the projections when needed. We believe that our current unrestricted cash and cash equivalents and cash flows from operations will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months. Thereafter, we may need to raise additional funds through public or private financings or borrowings. Any additional financing we require may not be available on terms that are favorable to us, or at all. If we raise additional funds through the issuance of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A and Class B common stock. No assurance can be given that additional financing will be available or that, if available, such financing can be obtained on terms favorable to our stockholders and us.

In February 2010, we entered into a definitive agreement for our proposed bank acquisition. Under the terms of the agreement, we have agreed to acquire all of the outstanding common shares and voting interest of Bonneville Bancorp for an aggregate purchase price of approximately $15.7 million in cash. We plan to pay for the acquisition with existing cash balances. We currently expect to complete this acquisition in the fourth quarter of calendar 2010. However, the acquisition is subject to regulatory approval and other customary closing conditions and, therefore, there can be no assurance that our proposed bank acquisition will be completed within this timeframe, or at all.

Cash Flows From Operating Activities

Our $77.5 million of net cash provided by operating activities in the nine months ended September 30, 2010 principally resulted from $34.3 million of net income, the adjustment for non-cash operating expenses of $53.6 million (including $34.9 million for the provision for uncollectible overdrawn accounts, $7.7 million for stock-based retail incentive compensation, $5.4 million for depreciation and amortization and $5.2 million of employee stock-based compensation), a $9.8 million increase in amounts due to card issuing banks for overdrawn accounts and an $8.4 million increase in income taxes payable. These increases were partially offset by a $31.8 million increase in accounts receivable and a $3.9 million decrease in deferred revenue.

Our $26.1 million of net cash provided by operating activities in the five months ended December 31, 2009 resulted from $13.7 million of net income, the adjustment for non-cash operating expenses of $22.1 million (including $11.2 million for the provision for uncollectible overdrawn accounts, $6.8 million of stock-based compensation, $3.5 million of deferred income tax expense and $2.3 million for depreciation and amortization, offset by $1.9 million of excess tax benefits from the exercise of stock options), an increase of $8.1 million in accounts payable and accrued liabilities, an increase of $7.6 million in deferred revenue and an increase of $5.2 million in amounts due to card issuing banks for overdrawn accounts. These increases were partially offset by a $20.2 million increase in accounts receivable, a $5.5 million increase in deferred expenses and a $3.8 million decrease in income taxes payable. The increase in our accounts receivable balance was primarily related to the increase in the number of our GPR cards outstanding that are not active cards but on which we charge a monthly maintenance fee. This increase was partially offset by a $11.2 million provision for uncollectible overdrawn accounts that increased the reserve held against the accounts receivable balance.

Our $35.3 million of net cash provided by operating activities in fiscal 2009 resulted from $37.2 million of net income, the adjustment for non-cash operating expenses of $28.3 million (including $22.5 million for the provision for uncollectible overdrawn accounts, $4.6 million for depreciation and amortization and $2.5 million for stock-based compensation, partially offset by a $1.7 million deferred income tax expense), a $3.2 million increase in accounts payable and accrued liabilities, a $2.3 million decrease in deferred expenses and a $1.4 million increase in income taxes payable. These were offset by a $29.9 million increase in accounts receivable and a $5.3 million decrease in the amounts due to card issuing banks for overdrawn accounts. Although increases in accounts receivable are generally partially offset by increases in amounts due to issuing banks for overdrawn accounts, during fiscal 2009, we amended our agreement with one of the banks that issue our cards, expediting the settlement timing of amounts due to them for overdrawn card accounts.

Our $35.0 million of net cash provided by operating activities in fiscal 2008 resulted from $17.3 million of net income, the adjustment for non-cash operating expenses of $21.3 million (including $16.1 million for the provision for uncollectible overdrawn accounts, $4.4 million for depreciation and amortization and $1.2 million for stock-based compensation, offset by $0.5 million of excess tax benefits from the exercise of stock options), a $10.8 million increase in the amounts due to card issuing banks for overdrawn accounts, a $4.7 million increase in accounts payable and accrued liabilities, a $4.4 million increase in deferred revenue and a $3.7 million decrease in income taxes receivable. These were partially offset by a $24.7 million increase in accounts receivable, a $2.8 million increase in deferred expenses and a $2.3 million increase in prepaid expenses and other assets.

Our $2.5 million of net cash provided by operating activities in fiscal 2007 resulted from $4.6 million of net income, the adjustment for non-cash operating expenses of $8.8 million (including $7.9 million for the provision for uncollectible overdrawn accounts and $3.5 million for depreciation and amortization, partially offset by a $2.6 million deferred income tax benefit), a $3.9 million increase in the amounts due to card issuing banks for overdrawn accounts and a $2.6 million increase in accounts payable and accrued liabilities. These were partially offset by an $11.0 million increase in accounts receivable, a $4.5 million decrease in income taxes payable, a $2.0 million decrease in deferred revenue.

Cash Flows From Investing Activities

Our $0.1 million of net cash used in investing activities in the nine months ended September 30, 2010 consisted of the purchase of $10.3 million of property and equipment almost entirely offset by a $10.2 million decrease in restricted cash. Our net cash used in investing activities in the five months ended December 31, 2009 consisted almost entirely of the purchase of property and equipment of $5.1 million. Our net cash used in investing activities in fiscal 2009 consisted of a $13.0 million increase in restricted cash and the purchase of $6.4 million of property and equipment related to expanding our operations, including the development of internal-use software, which we capitalized. In fiscal 2009, we renewed our line of credit, which is used to fund timing differences between funds remitted by our retail distributors to the banks that issue our cards and funds utilized by our cardholders, and elected to increase our restricted deposits to $15.0 million at the lending institution as collateral in order to reduce the commitment fees we would incur on this line of credit. Our net cash used in investing activities in fiscal 2007 and 2008 consisted primarily of $4.3 million and $5.1 million, respectively, for the purchase of computer hardware and software and the development of internal-use software.

Cash Flows From Financing Activities

Our $1.9 million of net cash provided by financing activities in the nine months ended September 30, 2010 was the result of proceeds from the exercise of stock options and warrants. Our $8.7 million of net cash provided by financing activities for the five months ended December 31, 2009 was the result of the repayment to us of $5.9 million of related party notes receivable and excess tax benefits and proceeds from the exercise of stock options for an aggregate of $2.8 million. Our $28.6 million of net cash used in financing activities in fiscal 2009 was primarily associated with the redemption in full of our Series D redeemable preferred stock. We entered into an agreement in December 2008 with the sole holder of these securities to pay $39.2 million for an early redemption of all outstanding shares of our Series D redeemable preferred stock and the purchase of a call option on a common stock warrant held by this stockholder. In June 2009, we exercised the call option on the warrant for $2.0 million. We also received proceeds of $13.0 million related to the issuance of our Series C-2 preferred stock in fiscal 2009. Our $3.3 million of net cash used in financing activities in fiscal 2008 resulted from net repayments on our line of credit of $2.5 million and principal payments on our short-term debt of $2.4 million, offset by excess tax benefits and proceeds from the exercise of stock options for an aggregate of $1.7 million. Our $158,000 of net cash provided by financing activities in fiscal 2007 was primarily associated with net borrowings on our line of credit of $2.5 million and proceeds of $355,000 from the exercise of options and warrants, offset by principal payments on short-term debt of $2.6 million. In fiscal 2007, we also issued Series D redeemable preferred stock and a freestanding warrant for total consideration of $20.0 million and used the proceeds to repurchase $20.0 million of common and preferred stock from our existing stockholders.

Contractual Obligations and Commitments

Our contractual commitments will have an impact on our future liquidity. The following table summarizes our contractual obligations, including both on-and off-balance sheet transactions that represent material expected or contractually committed future obligations, at December 31, 2009. We believe that we will be able to fund these obligations through cash generated from operations and from our existing cash balances.

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands)

Long-term debt obligations	$—	$—	$—	$—	$—
Capital lease obligations	—	—	—	—	—
Operating lease obligations(1)	4,507	1,780	2,691	36	—
Purchase obligations(2)	41,546	21,287	20,259	—	—
Other long-term liabilities	—	—	—	—	—

Total	$46,053	$23,067	$22,950	$36	$—

(1)	In January and October 2010, we leased approximately 27,000 square feet of office space near our existing headquarters facility under sub-lease agreements that expire in December 2011. We are obligated to pay an aggregate of approximately $40,000 in monthly base rent payments for the expanded space.

(2)	Primarily future minimum payments under agreements with vendors and our retail distributors. See note 14 of the notes to our audited consolidated financial statements.

Off-Balance Sheet Arrangements

During fiscal 2007, 2008 and 2009, the five months ended December 31, 2009 and the nine months ended September 30, 2010, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with GAAP. The preparation of our consolidated financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We base our estimates on historical experience, current circumstances and various other assumptions that our management believes to be reasonable under the circumstances. In many instances, we could reasonably use different accounting estimates, and in some instances changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

We recognize revenue when the price is fixed or determinable, persuasive evidence of an arrangement exists, the product is sold or the service is performed, and collectibility of the resulting receivable is reasonably assured.

We defer and recognize new card fee revenues on a straight-line basis over the period commensurate with our service obligation to our customers. We consider the service obligation period to be the average card lifetime. We determine the average card lifetime for each pool of homogeneous products (e.g., products that exhibit the same characteristics such as nature of service and terms and conditions) based on company-specific historical data. Currently, we determine the average card lifetime separately for our GPR cards and gift cards. For our GPR cards, we measure the card lifetime as the period of time, inclusive of reload activity, between sale (or activation) of a card and the date of the last positive balance on that card. We analyze GPR cards activated between six and forty-two months prior to each balance sheet date. We use this historical look-back period as a basis for determining our average card lifetime because it provides sufficient time for meaningful behavioral trends to develop. Currently, our GPR cards have an average card lifetime of nine months. The usage of gift cards is limited to the initial funds loaded to the card. Therefore, we measure these gift cards’ lifetime as the redemption period over which cardholders perform the substantial majority of their transactions. Currently, gift cards have an average lifetime of six months. We reassess average card lifetime quarterly. Average card lifetimes may vary in the future as cardholder behavior changes relative to historical experience because customers are influenced by changes in the pricing of our services, the availability of substitute products, and other factors.

We also defer and expense commissions paid to retail distributors related to new card sales ratably over the average card lifetime, which is currently nine months for our GPR cards and six months for gift cards.

We report our different types of revenues on a gross or net basis based on our assessment of whether we act as a principal or an agent in the transaction. To the extent we act as a principal in the transaction, we report revenues on a gross basis. In concluding whether or not we act as a principal or an agent, we evaluate whether we have the substantial risks and rewards under the terms of the revenue-generating arrangements, whether we are the party responsible for fulfillment of the services purchased by the cardholders, and other factors. For all of our significant revenue-generating arrangements, including GPR and gift cards, we recognize revenues on a gross basis.

Generally, customers have limited rights to a refund of the new card fee or a cash transfer fee. We have elected to recognize revenues prior to the expiration of the refund period, but reduce revenues by the amount of expected refunds, which we estimate based on actual historical refunds.

On occasion, we enter into incentive agreements with our retail distributors designed to increase product acceptance and sales volume. We record incentive payments, including the issuance of equity instruments, as a reduction of revenues and recognize them over the period the related revenues are recognized or as services are rendered, as applicable.

Reserve for Uncollectible Overdrawn Accounts

Cardholder account overdrafts may arise from maintenance fee assessments on our GPR cards or from purchase transactions that we honor on GPR or gift cards, in each case in excess of the funds in the cardholder’s account. We are responsible to the banks that issue our cards for any losses associated with these overdrafts. Overdrawn account balances are therefore deemed to be our receivables due from cardholders, and we include them as a component of accounts receivable, net, on our consolidated balance sheets. The banks that issue our cards fund the overdrawn account balances on our behalf. We include our obligations to them on our consolidated balance sheets as amounts due to card issuing banks for overdrawn accounts, a current liability, and we settle our obligations to them based on the terms specified in their agreements with us. These settlement terms generally require us to settle on a monthly basis or when the cardholder account is closed, depending on the card issuing bank.

We generally recover overdrawn account balances from those GPR cardholders that perform a reload transaction. In addition, we recover some purchase transaction overdrafts through enforcement of payment network rules, which allow us to recover the amounts from the merchant where the purchase transaction was conducted. However, we are exposed to losses from unrecovered GPR cardholder account overdrafts. The probability of recovering these amounts is primarily related to the number of days that have elapsed since an account had activity, such as a purchase, ATM transaction or fee assessment. Generally, we recover 60-70% of overdrawn account balances in accounts that have had activity in the last 30 days, 10-20% in accounts that have had activity in the last 30 to 60 days, and less than 10% when more than 60 days have elapsed.

We establish a reserve for uncollectible overdrawn accounts for maintenance fees we assess and purchase transactions we honor, in each case in excess of a cardholder’s account balance. We classify overdrawn accounts into age groups based on the number of days since the account last had activity. We then calculate a reserve factor for each age group based on the average recovery rate for the most recent six months. These factors are applied to these age groups to estimate our overall reserve. We rely on these historical rates because they have remained relatively consistent for several years. When more than 90 days have passed without any activity in an account, we consider recovery to be remote and charge off the full amount of the overdrawn account balance against the reserve for uncollectible overdrawn accounts.

Overdrafts due to maintenance fee assessments comprised approximately 94% of our total overdrawn account balances due from cardholders for the nine months ended September 30, 2010. We charge our GPR cardholder accounts maintenance fees on a monthly basis pursuant to the terms and conditions in the applicable cardholder agreements. Although cardholder accounts become inactive or overdrawn, we continue to provide cardholders the ongoing functionality of our GPR cards, which allows them to reload and use their cards at any time. As a result, we continue to assess a maintenance fee until a cardholder account becomes overdrawn by an amount equal to two maintenance fees, currently $6.00 for the Walmart MoneyCard and $11.90 for our Green Dot-branded GPR cards. We recognize the fees ratably over the month for which they are assessed, net of the related reserve for uncollectible overdrawn accounts, as a component of card revenues in our consolidated statements of operations.

We include our reserve for uncollectible overdrawn accounts related to purchase transactions in other general and administrative expenses in our consolidated statements of operations. As the recovery rate for gift card overdrafts is based solely upon relatively unpredictable factors, such as negotiations with merchants where purchase transactions are conducted, we generally reserve these amounts in full as they occur and recognize recoveries on a cash basis.

Our recovery rates may change in the future in response to factors such as the pricing of reloads and new cards and the availability of substitute products.

Employee Stock-Based Compensation

Effective August 1, 2006, we adopted a new accounting standard related to stock-based compensation. We adopted the new standard using the prospective transition method, which required compensation expense to be recognized on a prospective basis, and therefore prior period financial statements do not include the impact of our adoption of this standard. Compensation expense recognized relates to stock options granted, modified, repurchased, or cancelled on or after August 1, 2006 and stock purchases under our employee stock purchase plan, or ESPP. We record compensation expense using the fair value method of accounting. For stock options and stock purchases under the ESPP, we base compensation expense on fair values estimated at the grant date using the Black-Scholes option-pricing model. For stock awards, we base compensation expense on the estimated fair value of our common stock at the grant date. We recognize compensation expense for awards with only service conditions that have graded vesting schedules on a straight-line basis over the vesting period of the award. Vesting is based upon continued service to our company.

Pre-IPO Valuation of Common Stock

We continue to account for stock options granted to employees prior to August 1, 2006, using the intrinsic value method. Under the intrinsic value method, compensation associated with stock awards to employees was determined as the difference, if any, between the fair value of the underlying common stock on the grant date, and the price an employee must pay to exercise the award.

Determining the fair value of stock options requires the use of highly subjective assumptions, including the expected term of the option award and our expected stock price volatility. Our weighted-average assumptions with respect to grants since January 1, 2009, shown by grant date in the table below, represent our best estimates, but these estimates involve inherent uncertainties and the application of judgment. If factors change and, as a result, we use different assumptions, our stock-based compensation could be materially different in the future.

		Expected
		Term of
	Risk-Free	Option	Expected	Expected Stock
	Interest Rate	(in Years)	Dividends	Price Volatility

March 19, 2009	1.9%	6.08	—	56.0%
June 9, 2009	3.1	6.08	—	57.0
August 3, 2009	2.9	6.08	—	56.0
November 12, 2009	2.5	6.08	—	46.0
February 4, 2010	2.5	5.80	—	52.3
May 6, 2010	2.6	5.87	—	47.6

The following table summarizes information by grant date for the stock options that we have granted between January 1, 2009 and September 30, 2010:

	Number of	Per Share	Per Share	Per Share Estimated
	Shares Subject	Exercise	Fair Value of	Weighted Average
	to Options	Price of	Our Common	Fair Value of
	Granted	Options	Stock	Options

March 19, 2009	50,000	$10.84	$10.84	$5.83
June 9, 2009	85,800	15.65	15.65	8.80
August 3, 2009	127,500	17.19	17.19	9.50
November 12, 2009	1,261,750	20.01	20.01	9.47
February 4, 2010	130,500	25.00	25.00	12.79
May 6, 2010	89,000	32.23	32.23	15.40

Additionally, in December 2009 and February 2010, we granted 257,984 share and 1,600 share common stock awards. The grant date fair values of our common stock at the dates of these awards were $20.01 and $25.00 per share, respectively.

On each of the above dates, we granted our employees stock options or awarded to our officers and directors common stock at exercise prices or prices, respectively, equal to the estimated fair value of the underlying common stock, as determined on a contemporaneous basis by our board of directors with input from management and an independent valuation firm. Because there was no public market for our common stock, our board of directors determined the fair value of our common stock on each grant or award date by considering a number of objective and subjective factors including:

•	the per share value of any recent preferred stock financing and the amount of convertible preferred stock liquidation preferences;

•	any third-party trading activity in our common stock or preferred stock;

•	the illiquid nature of our common stock and the opportunity for any future liquidity events;

•	our current and historical operating performance and current financial condition;

•	our operating and financial projections;

•	our achievement of company milestones;

•	the stock price performance of a peer group comprised of selected publicly-traded companies identified as being comparable to us; and

•	economic conditions and trends in the broad market for stocks.

We have also used these fair market valuations in calculating our stock-based compensation expense.

We determined the fair value of our common stock as of each valuation date by allocating our enterprise value among each of our equity securities. We utilized an income approach and two market approaches to estimate our enterprise value. These approaches are consistent with the methods outlined in the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The income approach utilized was the discounted cash flow method, which required us to determine the present value of our estimated future cash flows by applying an appropriate discount rate, such as our weighted average cost of capital. The cash flows estimates that we used were consistent with our company financial plan. As there is inherent uncertainty in making these estimates, we assessed the risks associated with achieving the forecasts in selecting the appropriate discount rates, which ranged from 14.0% to 20.0%. If different discount rates had been used, the valuations would have been different.

The market approaches we utilized were the guideline public company method and the guideline transaction method. We derived our enterprise value under the guideline public company method by applying valuation multiples of comparable publicly held companies to certain of our historical and forecasted financial metrics. The comparable publicly held companies generally consisted of Visa, American Express Co., Discover Financial Services, MasterCard, Western Union, Dollar Financial Corp., Euronet Worldwide Inc., and Encore Capital Group Inc. We derived our enterprise value under the guideline transaction method based on recent cash transactions with independent third parties involving our equity securities.

We assessed the results of the various approaches and methodologies by considering the relative applicability of the methods given the following factors:

•	the nature of our industry and current market conditions;

•	the quality, reliability and verifiability of the data used in each methodology;

•	the comparability of publicly held companies or transactions; and

•	any additional considerations unique to our company as of each valuation date.

We placed the most weight on the guideline transaction method when a recent cash transaction occurred with independent third parties involving our equity securities and the transaction was between willing parties. In the absence of a recent cash transaction with independent third parties, we utilized the discounted cash flow method and the guideline public company method, weighted 75% and 25%, respectively, to estimate our enterprise value. We placed more weight on the discounted cash flow method because, as of the valuation dates, our company was growing faster than the peer group companies used in the guideline public company method, reducing the comparability of their valuation multiples to our valuation multiples.

We allocated our enterprise value to each of our equity securities using the option-pricing method, or OPM, the probability-weighted expected return method, or PWERM, and the current-value method,

as applicable. These equity allocation methods account for the preferential rights of holders of our preferred stock, such as liquidation preferences and conversion rights. Under these equity allocation methods, we treated preferred stock as equivalent to common stock when our enterprise value exceeded the liquidation preferences of our preferred stock.

Under the OPM, we treated common stock, preferred stock and other equity instruments as call options on our enterprise value, as this equity allocation model relies on the principle that any group of stakeholders in our company has the option to acquire our company by paying the remaining stakeholders a fair price for their securities. The options were valued using the Black-Scholes formula, which required us to estimate the volatility of the price of our equity securities. Estimating the volatility of our stock price is complex because there is no readily available market price for our stock. Therefore, we based the volatility of our stock on the volatility of the stocks of comparable publicly held companies. The volatility of the stocks of the comparable publicly held companies varied between 46% and 56% over this period. Had we used different estimates of volatility, the allocations between preferred and common stock would have been different.

Under the PWERM, we estimated the present value of our common stock based upon the anticipated timing of potential liquidity events, such as an IPO, merger or sale, or dissolution and liquidation, or our continued operation as a viable private enterprise. The anticipated timing and likelihood of each liquidity event were based on the plans of our board of directors and management as of the respective valuation dates. We estimated the future value of our enterprise under each liquidity event using both an income approach and market approaches. We discounted the future values to present value and then weighted the liquidity events based on the probability of their occurring. However, due to the uncertainty surrounding liquidity events and the capital markets at each grant date, our board of directors relied more heavily on the OPM.

Under the current-value method, we allocated our enterprise value to our common stock, preferred stock and other equity instruments based on their liquidation preferences or conversion rights, whichever would be greater. The fundamental assumption of this allocation method is that the manner in which each class of preferred stockholders will exercise its rights and achieve its return is determined based on the enterprise value as of the valuation date and not at some future date. Because this method focuses on the present and is not forward-looking, its usefulness is limited primarily to situations where a liquidity event such as an IPO is imminent and thus expectations about the future of the enterprise as a going concern are largely irrelevant.

We reduced the fair value per share of our common stock, as determined by the equity allocation methods, by a lack of marketability discount that ranged from 15% to 30%. This discount served to account for the fact that there was no public market for our common stock as of the various grant dates. We determined the appropriate level of discount by comparing attributes of our company and our equity securities to benchmarks in empirical studies of nonmarketable securities and calculating the hypothetical cost to hedge our common stock with put options over the period in which our common stock was expected to remain illiquid and not marketable.

Our valuations for each grant date since January 1, 2009 are described in detail below.

Stock Option Grants on March 19, 2009.  On December 19, 2008, we sold 1,181,818 shares of Series C-2 Preferred Stock at a price of $11.00 per share and we redeemed 2,926,458 shares of Series D Preferred Stock at a price of $13.38 per share.

We completed a valuation analysis using the OPM and PWERM to derive values for our preferred stock, our common stock and the overall enterprise.

The value of each security and the enterprise was determined in the OPM relative to the sale price of our Series C-2 Preferred Stock. In the OPM, the value of each security was determined using the Black-Scholes formula, assuming a time to liquidity of 2.8 years, an asset volatility of 50% and a risk-free interest rate commensurate with the estimated time to liquidity of 1.2%. Because the Series D Preferred Stock contained unique and complex redemption features that increased the difficulty and subjectivity in determining its value, we considered its redemption value to be less reliable as an input into the OPM in deriving an overall enterprise value.

We also utilized a PWERM that contemplated two scenarios — a remain-private scenario and a future liquidity event scenario. We derived our value under the remain-private scenario by discounting projected future cash flows to their present value as of the grant date using a 20.0% discount rate. This rate was determined based on an estimated weighted-average cost of capital derived from our estimated cost of equity, our after-tax cost of debt, and the debt-to-equity ratio implied by the valuation. Our cost of capital was based on publicly available information for companies in lines of business that were the same as or similar to ours.

We estimated high and low future enterprise values under the PWERM future liquidity event scenario using high- and low-case financial projections and market-based valuation multiples derived from publicly traded peer group companies, transactions involving businesses that were similar to our company, and valuation multiples implied by the sale of our Series C-2 Preferred Stock. We allocated the future enterprise values to options, warrants and various series of preferred stock based on their future liquidation preferences or conversion values, whichever would be greater, and allocated the remainder to our common stock. The allocated value was discounted to present value at the grant date.

In the final analysis, we weighted the remain-private and future liquidity event scenarios equally as the likelihood of either scenario was difficult to forecast with reliability. We weighted the value indications determined under the low- and high-case cash flow projections by 75.0% and 25.0%, respectively. We weighted the indications of the fair value of our common stock under the two equity allocation methods — OPM and PWERM — 75.0% and 25.0%, respectively, because of the level of subjectivity inherent in the PWERM as a result of the continued turmoil in the public and private markets and the uncertainty at the time as to when a potential liquidity event could occur for our company.

Based on this analysis, our board of directors determined that the estimated fair value of our common stock at March 19, 2009 was $10.84 per share on a minority, nonmarketable basis.

Stock Option Grants on June 9, 2009.  For the June 9, 2009 valuation, we determined that the uncertainty surrounding the timing of a liquidity event had increased the level of subjectivity in the PWERM to the point where that methodology was no longer considered appropriate. Therefore, we utilized only the OPM equity allocation method.

We calculated values for our securities in the OPM using the Black-Scholes formula, assuming a time to liquidity of 2.6 years, an asset volatility of 55.0%, and a risk-free interest rate commensurate with the estimated time to liquidity of 1.3%. We continued to estimate the enterprise value by discounting high- and low-case cash flow projections to present value as of the grant dates using a 20.0% discount rate and through the application of valuation multiples derived from publicly traded companies engaged in lines of business that were the same as or similar to ours. Although we continued to weigh the low- and high-case cash flow projections by 75.0% and 25.0%, respectively, as of June 9, 2009, the enterprise value increased as progress toward attaining the high-case cash flow projections was made. Additionally, the value implied by the guideline public company methodology increased due to improvement in valuation multiples from increasing stock prices for our peer group public companies.

Based on this analysis, our board of directors determined that the estimated fair value of our common stock at June 9, 2009 was $15.65 per share on a minority, nonmarketable basis.

Stock Option Grants on August 3, 2009.  For the August 3, 2009 valuation, we continued to use only the OPM with the Black-Scholes formula to calculate the value of our securities, assuming a time to liquidity of 2.4 years, an asset volatility of 56.0%, and a risk-free interest rate commensurate with the estimated time to liquidity of 1.2%.

Continued progress toward the high-case cash flow scenario and continued improvements in our peer group public company market factors were reflected in the underlying enterprise value, resulting in an increase in the estimated fair value of our common stock value relative to the prior grant date.

Based on this analysis, our board of directors determined that the estimated fair value of our common stock at August 3, 2009 was $17.19 per share on a minority, nonmarketable basis.

Stock Option Grants on November 12, 2009.  In October 2009, certain existing and third-party investors entered into a tentative agreement, whereby the investors extended an offer to purchase 3,250,000 shares of our common stock, at a price of $20.05 less applicable selling fees, directly from our existing stockholders. On November 9, 2009, the offering closed and existing stockholders sold 3,033,661 shares of our common stock at a price of $20.01 per share.

Our board of directors considered the offering price to be the most reliable estimate of the fair value of our common stock given that the transaction was an orderly purchase and sale among parties that had reasonable knowledge of relevant facts and that were not under any compulsion to buy or sell the securities.

Based on these facts, our board of directors determined that the estimated fair value of our common stock at November 12, 2009 was $20.01 per share on a minority, nonmarketable basis.

Stock Option Grants on February 4, 2010.  In December 2009, an existing stockholder sold 400,000 shares of Series C and C-1 Preferred Stock for $25.00 per share to another existing stockholder. Our board of directors considered this transaction to be a reliable estimate of the fair value of our common stock given that the transaction was an orderly purchase and sale among parties that had reasonable knowledge of relevant facts and that were not under any compulsion to buy or sell the securities. Additionally, the liquidation preference of the Series C and C-1 Preferred Stock sold was equal to $1.07 per share. Relative to the purchase price of $25.00, the preferred stock conversion option value was deeply in-the-money and implied no premium over common stock.

Based on these facts, our board of directors determined that the estimated fair value of our common stock at February 4, 2010 was $25.00 per share on a minority, nonmarketable basis.

Stock Option Grants on May 6, 2010.  For the May 6, 2010 valuation, we estimated our enterprise value taking into consideration a proposed amendment to our agreement with Walmart. We utilized cash flow projections for two alternative scenarios — the proposed amendment was completed and the proposed amendment was not completed. We discounted these cash flow projections as of the grant date using discount rates of 14.0% and 16.0% and applied valuation multiples derived from publicly traded companies engaged in lines of business that were the same as or similar to ours. Our enterprise value increased from our valuation at February 4, 2010 because we made progress toward achieving our cash flow projections, we lowered the discount rate by 2.5% from the previous valuation as a result of lower company-specific risk premium and the value implied by the guideline public company methodology increased due to improvement in valuation multiples from increasing stock prices for our peer group companies. We expanded our guideline company set to include Amazon.com, Salesforce.com, Google and Tencent, Inc. as we considered these companies relevant to the value of our company.

We calculated values for our securities using the current-value method. Due to the value of our common stock relative to the liquidation preferences of our preferred stock, the selection of the allocation method was insignificant. We weighted the fair value of our common stock determined under the two scenarios described above by the probability of each scenario occurring — 75% and 25%, respectively.

Based on this analysis, our board of directors determined that the estimated fair value of our common stock at May 6, 2010 was $32.23 per share on a minority, nonmarketable basis. Our proposed amendment with Walmart was completed after the grant date, as discussed in this prospectus.

Post-IPO Valuation of Common Stock

Stock Option Grants on July 21, 2010.  Our board of directors determined that the estimated fair value of our common stock at July 21, 2010 was $36.00 per share, consistent with our initial public offering price.

For all grants of stock options made following the completion our initial public offering in July 2010, we have determined, and will determine in the future, fair value based on the closing price of our Class A common stock on the NYSE on the date of grant.

Recent Accounting Pronouncements

In February 2010, the FASB issued Accounting Standards Update, or ASU, 2010-09, Subsequent Events — Amendments to Certain Recognition and Disclosure Requirements, which amends the disclosure requirements related to subsequent events. Effective immediately, the ASU retracts the requirement to disclose the date through which subsequent events have been evaluated for a SEC filer. We adopted this ASU in the first quarter of 2010.

In June 2009, the Financial Accounting Standards Board, or FASB, approved the Accounting Standards Codification, or ASC, as the single source of authoritative accounting and reporting standards for all nongovernmental entities, with the exception of guidance issued by the SEC and its staff. The FASB ASC is effective for interim or annual periods ending after September 15, 2009. All existing accounting standards have been superseded, and all accounting literature not included in the FASB ASC is considered non-authoritative. Our adoption of FASB ASC did not have an impact on our consolidated financial statements because it only amends the referencing to existing accounting standards.

In May 2009, the FASB issued a new accounting standard for disclosing events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. Additionally, the standard requires companies to disclose subsequent events as defined in the standard and to disclose the date through which we have evaluated subsequent events. The standard is effective for interim and annual periods ending after June 15, 2009. Our adoption of the standard did not have a material impact on our consolidated financial statements. See note 16 of the notes to our audited consolidated financial statements.

In April 2009, the FASB issued a new accounting standard that requires us to include fair value disclosures of financial instruments for each interim and annual period for which financial statements are prepared. Our adoption of the standard did not have a material impact on our consolidated financial statements. See note 8 of the notes to our audited consolidated financial statements.

In June 2008, the FASB issued a new accounting standard on determining whether instruments granted in share-based payment transactions are participating securities prior to vesting and therefore need to be included in the earnings allocation in calculating earnings per share under the two-class method. Unvested share-based payment awards that have non-forfeitable rights to dividend or dividend equivalents are treated as a separate class of securities in calculating earnings per share. The standard is effective for fiscal years beginning after December 15, 2008; earlier application was not permitted. Our adoption of the standard did not have a material effect on our results of operations or earnings per share.

In December 2007, the FASB issued guidance that modifies the accounting for business combinations and requires, with limited exceptions, the acquirer in a business combination to recognize 100% of the assets acquired, liabilities assumed and any noncontrolling interest in the acquired company at fair value on the date of acquisition. In addition, the guidance requires that the acquisition-related transaction and restructuring costs be charged to expense as incurred, and requires that certain contingent assets acquired and liabilities assumed, as well as contingent consideration, be recognized at fair value. This guidance also modifies the accounting for certain acquired income tax assets and liabilities. Further, the guidance requires that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value on the acquisition date if fair value can be determined during the measurement period. If fair value cannot be determined, companies should typically account for the acquired contingencies under existing accounting guidance. This new guidance is effective for acquisitions consummated on or after January 1, 2009. We will apply this guidance to our pending acquisition of a bank holding company and its subsidiary commercial bank. See note 16 of the notes to our audited consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the potential for economic losses from changes in market factors such as foreign currency exchange rates, credit, interest rates and equity prices. We believe that we have limited exposure to risks associated with changes in foreign currency exchange rates, interest rates and equity prices. We have no foreign operations, and we do not transact business in foreign currencies. We do not hold or enter into derivatives or other financial instruments for trading or speculative purposes. We do not consider our cash and cash equivalents to be subject to interest rate risk due to their short periods of time to maturity.

We do have exposure to credit risk associated with the financial institutions that hold our cash, cash equivalents and restricted cash and our settlement assets due from our retail distributors that collect funds and fees from our customers. We manage the credit risk associated with our cash and cash equivalents by maintaining an investment policy that limits investments to highly liquid funds with certain highly rated financial institutions. Our policy also limits the investment concentration that we may have with a single financial institution. We monitor compliance with our investment policy on an ongoing basis, including quarterly communication with our audit committee.

We also have exposure to credit risk associated with our retail distributors, but that exposure is limited due to the short time period, currently an average of three days, that the retailer settlement asset is outstanding. We perform an initial credit review of each new retail distributor prior to signing a distribution agreement with it, and then monitor its financial performance on a periodic basis. We monitor each retail distributor’s settlement asset exposure and its compliance with its specified contractual settlement terms on a daily basis.

BUSINESS

Overview

Green Dot is a leading prepaid financial services company providing simple, low-cost and convenient money management solutions to a broad base of U.S. consumers. We believe that we are the leading provider of general purpose reloadable prepaid debit cards in the United States and that our Green Dot Network is the leading reload network for prepaid cards in the United States. We sell our cards and offer our reload services nationwide at approximately 50,000 retail store locations, which provide consumers convenient access to our products and services. Our technology platform, Green PlaNET, provides essential functionality, including point-of-sale connectivity and interoperability with Visa, MasterCard and other payment or funds transfer networks, and compliance and other capabilities to our Green Dot Network, enabling real-time transactions in a secure environment. The combination of our innovative products, broad retail distribution and proprietary technology creates powerful network effects, which we believe enhance the value we deliver to our customers, our retail distributors and other participants in our network.

We have designed our products and services to appeal primarily to consumers living in households that earn less than $75,000 annually across the following four segments:

•	Never-banked — households in which no one has ever had a bank account;

•	Previously-banked — households in which at least one member has previously had a bank account, but no one has one currently;

•	Underbanked — households in which at least one member currently has a bank account, but that also use non-bank financial service providers to conduct routine transactions like check cashing or bill payment; and

•	Fully-banked — households that primarily rely on traditional financial services.

We were an early pioneer in the development of prepaid financial services in the United States. In May 2001, we sold our first basic prepaid card with simple loading and spending functionality targeted at low income and never-banked consumers. As we have grown and our technological capabilities have increased, we have broadened our offerings and their functionality to provide consumers access to products and services with a more comprehensive set of features. These products and services now also appeal to more affluent underbanked and fully-banked consumers who do not feel well served by and cannot justify the cost and complexity of traditional banking products and payment cards, have limited access to credit, or find traditional bank policies and fee schedules ill-suited to their needs.

We believe that we are the leading provider of GPR cards in the United States. GPR cards are designed for general spending purposes and can be used anywhere their applicable payment network, such as Visa or MasterCard, is accepted. Unlike gift cards, GPR cards are reloadable for ongoing, long-term use and require the completion of various identification, verification and other USA PATRIOT Act-compliant processes before a cardholder relationship can be established. Our GPR cards are issued as Visa- or MasterCard-branded cards and are accepted worldwide by merchants and other businesses belonging to the applicable payment network, including for bill payments, online shopping, everyday store purchases and ATM withdrawals. As of September 30, 2010, we had approximately 3.3 million active cards, that is, cards that had had at least one purchase transaction, reload transaction or ATM withdrawal during the previous 90-day period. In fiscal 2009, the gross dollar volume loaded to our cards and reload products was $4.7 billion, an increase of 67% over fiscal 2008. During the five months ended December 31, 2009, the gross dollar volume loaded to our cards and reload products was $2.7 billion, an increase of 69% over the five months ended December 31, 2008. During the nine months ended September 30, 2010, the gross dollar volume loaded to our cards and reload products was $7.7 billion, an increase of 92% over the nine months ended September 30, 2009.

We distribute our products and services at the retail locations of large national and regional chains throughout the United States and through the Internet. We have built strong distribution and marketing relationships with many significant retail chains, including Walmart, Walgreens, CVS, Rite Aid, 7-Eleven, Kroger, Kmart, Meijer and Radio Shack. We market our products under our Green Dot brand and through a number of co-branded GPR card programs that we operate for retailers and other business entities.

We believe our Green Dot Network is the leading reload network for prepaid cards in the United States. Consumers can purchase our MoneyPak product at any of our retail distributor locations to reload cash onto our cards or cards issued under more than 100 third-party prepaid card programs. Furthermore, in 2009, PayPal became a Green Dot Network acceptance member, enabling PayPal customers to use a MoneyPak to fund a new or existing PayPal account, but to date we have not generated significant operating revenues from our relationship with PayPal.

Our centralized technology platform, Green PlaNET, connects all network participants, which include consumers, retail distributors and businesses that accept reloads or payments through the Green Dot Network, enabling real-time transactions across the Green Dot Network through a single and secure point of integration and connectivity. This platform also enables our cards and reload network to interoperate with Visa, MasterCard and other payment or funds transfer networks, allowing our cardholders to make purchases and complete other transactions. These attributes of Green PlaNET enable us to develop, distribute and support a variety of products and services effectively. Green PlaNET includes a variety of proprietary software applications that, together with third-party applications, run our front-end, back-end, anti-fraud, regulatory compliance and customer service processing systems.

For the years ended July 31, 2007, 2008 and 2009, the five months ended December 31, 2009 and the nine months ended September 30, 2010, our total operating revenues were $83.6 million, $168.1 million, $234.8 million, $112.8 million and $272.0 million, respectively. In the same periods, we generated operating income of $1.2 million, $29.2 million, $63.7 million, $23.3 million and $56.7 million, respectively.

Industry Background

New technologies and product innovations have expanded the way financial services are sold and used.

Over the past 40 years, technological advances in telecommunications, software and data processing have spurred innovations both in the types of financial products and services that are available and in the ways that they are distributed in the marketplace and used by consumers. Innovations such as ATMs and the Internet have enhanced consumers’ access to their demand deposit accounts, while innovations such as credit, ATM and debit cards and electronic checks have permitted new methods of payment — each providing consumers with alternatives to cash and traditional financial products and services — that offer greater convenience and ease of use. These innovations contributed to an increase of approximately 78% in the number of electronic payment transactions in the United States from 2000 to 2005 and, we believe, are a major reason that electronic payment transactions have represented the majority of all payment transactions annually since 2005. Over the past few years, a new series of innovative products and technologies have increasingly been adopted. Certain products, such as prepaid cards, prepaid electronic wallets and prepaid mobile payments, are enabling the distribution of fast, safe and low-cost alternative financial services in non-bank locations.

Prepaid cards represent a large and rapidly growing segment within the electronic payments industry.

Prepaid cards have emerged as an attractive product within the electronic payments industry. They are easy for consumers to understand and use because they work in a manner similar to traditional debit cards, allowing the cardholder to use a conventional plastic card linked to an account established at a financial institution. The consumer determines the card’s spending limit by adding money directly to the account, and can reload the card with additional funds as needed. The consumer can access the funds on the card at ATMs and/or the point of sale in retail locations using signature identification technologies or a personal identification number. Prepaid cards and related services offer consumers tremendous flexibility, convenience and spending control. The Mercator Advisory Group estimates that the total load volume in the United States for prepaid cards, excluding single merchant, or “closed loop,” cards, will grow at a 36% compound annual growth rate from 2009 to 2013 and exceed $421.1 billion in 2013. We believe this rapid growth results from improving underlying technology, increasing adoption by a broader group of consumers, increasing convenience, declining costs and increasing product choices and capabilities that prepaid cards offer. Visa Inc. estimates that the U.S. prepaid opportunity, defined as the total dollars spent by the total estimated prepaid card target audience, was $2.03 trillion in 2009, and that 56% of this amount could potentially have been loaded on U.S. prepaid cards in 2009.

Prepaid cards and related services are currently offered by a wide array of specialized and partially integrated vendors.

Although many large and well-established vendors provide elements of prepaid cards and related services, the prepaid card industry is fragmented. Vendors generally do not have a broad set of product and service offerings or capabilities, and no single vendor currently provides all of the elements that are necessary to establish and operate a GPR card program. Existing vendors include:

•	Card Issuing Banks — banks that are authorized by payment networks to issue cards and that provide accounts to hold deposits. Many card issuing banks also manage settlement and provide risk management services. A bank’s participation in a prepaid card program can range from actively managing and marketing the card program to providing passive sponsorship into payment networks.

•	Payment Networks — companies, such as Visa and MasterCard, that facilitate point-of-sale card acceptance, provide purchase and withdrawal transaction routing and processing between merchant acquirers and card issuing banks, perform certain clearing and settlement functions and provide marketing and support services to card issuing banks. Payment networks also establish network rules and establish processing and security standards and customer protections to which all participating members must adhere.

•	Processors — technology vendors that provide connectivity to payment networks, maintain account balances, and authorize purchase and withdrawal transactions. Many processors provide additional services, including card activation and customer service, and develop and/or integrate value-added cardholder applications such as online bill payment, microlending and mobile payment services.

•	Program Managers — specialized vendors that design, manage, market and operate prepaid card programs. Prepaid card program managers may provide a range of services or delegate that provision to other specialized vendors, such as card issuing banks, processors and distributors, and collaborate with them as these programs are implemented. Prepaid card program managers may also negotiate the allocation of fees and risk management with all vendors involved in a particular prepaid card program.

•	Distributors — organizations, such as retailers, remittance vendors, tax preparers, check cashers, payday lenders, card resellers and employers, that distribute cards through various sales channels and may also manage inventory fulfillment and provide point-of-sale integration and technology.

•	Reload Networks — vendors that provide products and services, connectivity, technology and integration which enable point-of-sale locations to accept cash payments and associate those payments with a specific account. These vendors also provide transaction routing and processing between the point of sale and the destination of the fund transfer. A small number of reload networks have proprietary brands, acceptance locations and technology, while most take advantage of the brands, technology and point-of-sale relationships of other third-party vendors.

Prepaid financial services is a large and rapidly growing segment within the prepaid card industry.

Prepaid financial services, which includes GPR cards and associated reload services, is currently among the largest and fastest-growing segments in the prepaid card industry. The GPR card category has benefited from the expanding breadth of applications for GPR cards and the ease with which they can be acquired. According to Mercator Advisory Group’s “Prepaid Market Forecasts 2010 to 2013” research report, $28.6 billion was loaded onto GPR cards in the United States in 2009 and $201.9 billion is expected to be loaded onto GPR cards in the United States in 2013, reflecting a 63% compound annual growth rate during that four-year period. We believe that this growth in the use of GPR cards will contribute to a substantial increase in the demand for related services, including reload services.

Prepaid financial services are evolving as providers develop new ways of offering financial services.

The products offered by prepaid financial service providers are relatively early in their lifecycles. We believe that the flexibility, accessibility and low cost of prepaid financial services will lead to many new, attractive payment applications outside of traditional banking channels. By virtue of their broad acceptance and the flexibility they provide, GPR cards offer safe, reliable, low-cost financial services to a broad spectrum of U.S. consumers who do not feel well served by and cannot justify the cost of traditional banking products.

Our Competitive Strengths

Our combination of innovative products and marketing expertise, a known brand name, a nationwide retail distribution presence and proprietary technology supports our network-based business model and has enabled us to become a leading provider of prepaid financial services in the United States. Our strengths include:

Innovative Product and Marketing Expertise

We are an innovator in the development, merchandising and marketing of prepaid financial services. Our consumer focus has helped us to develop solutions for people who, prior to the existence of our products, either had to settle for an ill-suited banking relationship or, more often, simply opted out of the financial mainstream and resorted to using check cashers, payday lenders and cash. We believe we were the first company to combine the products, technology platform and distribution channel required to make retailer-distributed GPR cards a viable product offering. We subsequently built our reload network, and have recently expanded it to facilitate cash loading of online accounts like PayPal. We also have successfully incorporated traditional bank account style “online bill pay” on our GPR cards and launched a large-scale “instant issue” program, whereby the Visa or MasterCard-branded GPR card is enclosed in the package on the in-store display. Our consumer focus has also led us to enhance our product packaging and product displays in retail locations to educate consumers and promote our products and services more effectively. In addition, we believe that we have the strongest brand in the prepaid financial services industry, and we continue to build brand awareness using national television advertising.

Leading Retail Distribution

We have established a nationwide retail distribution network, consisting of approximately 50,000 retail store locations, which gives us access to the vast majority of the U.S. population. According to a Scarborough Research survey, which was conducted between February 2009 and March 2010, 94% of U.S. adult respondents had shopped at one or more of the stores of our current retail distributors within the prior twelve months. We have built distribution relationships with Walmart, CVS and Kroger, three of the five largest retailers in the United States, and major chains like Walgreens, Rite Aid, 7-Eleven, Kmart, Meijer and Radio Shack. In general, our contracts with retail distributors provide us with exclusivity relating to one or more of the following: reloading GPR cards, selling GPR cards in their stores and providing specific co-branded card programs.

Establishing distribution relationships requires significant investments by, complex integrations between and large support infrastructures from providers and distributors. As a result, we believe our broad and established retail distribution network constitutes one of our key competitive advantages and a significant barrier to entry for potential competitors.

Leading Reload Network in the United States

We believe our Green Dot Network is the leading reload network for prepaid cards in the United States. By purchasing our MoneyPak reload product at any of our distributors’ retail locations, consumers can access the Green Dot Network and use it for a wide variety of transactions, including cash loading onto prepaid cards and PayPal accounts. Although a substantial majority of the transactions on our reload network are associated with our cards, the transaction volume from third-party card portfolios has grown significantly as over 100 third-party prepaid card programs now use the Green Dot Network for card reloading services. Recent innovations, like our relationships with PayPal and Intuit, have also expanded our transaction volume and consumers’ familiarity with the Green Dot brand. While our reload network today is used primarily for cash loading of prepaid cards and cash loading of PayPal accounts, we believe that it can be expanded and adapted to many new and evolving applications in the electronic payments industry.

Proprietary Technology

Green PlaNET, our centralized technology platform, enables our network participants to engage in real-time transactions across the Green Dot Network and enables the effective development, distribution and support of a variety of products and services. This platform also enables our cards and reload network to interoperate with Visa, MasterCard and other payment or funds transfer networks, allowing our cardholders to make purchases and complete other transactions. Green PlaNET includes a variety of proprietary software applications that, together with third-party applications, run our front-end, back-end, anti-fraud, regulatory compliance and customer service processing systems. Green PlaNET gives us the ability to centrally develop, distribute and support product applications, manage customer accounts, authorize, process and settle transactions, enable security and regulatory compliance, and provide customer services through the Internet, IVR, call centers, mobile applications and email. In addition, Green PlaNET enables network participants to communicate and complete card purchases, reloads, bill payments and other transactions rapidly and securely through our reload network, using a variety of services, point-of-sale technologies or third-party payment or funds transfer networks, and is a central component of our network-based business model.

Business Model with Powerful Network Effects

The combination of our broad group of products and services, large portfolio of active cards, nationwide footprint of retail distributors and proprietary technology creates powerful network effects. Growth in the number of products and services that we offer or in the number of network participants enhances the value we deliver to all network participants. For example, we are able to attract retail distributors because of the large number of consumers who actively use our reload network. This network effect helps us continue to grow our cardholder base and expand our business. We believe the breadth and depth of our network would be difficult to replicate and represents a significant competitive advantage, as well as a barrier to entry for potential competitors.

Vertical Integration

We believe that we are more vertically integrated than our competitors, based on our distribution capabilities, processing platform, program management skills and proprietary reload network. Whereas we have built our offerings primarily around our own internally-developed capabilities, none of our competitors has been able to offer products and services similar to ours without collaborating with third parties to provide one or more of the essential features of prepaid financial service offerings, such as program management or a reload network. This integration has allowed us to reduce costs across our operations and, we expect, will continue to provide us with opportunities to reduce operational costs in the future. It also enables us to scale our business quickly in response to rising demand and to ensure high-quality service for our customers.

Strong Regulatory and Compliance Infrastructure

We employ a proactive approach to licensing, regulatory and compliance matters, which we believe provides us with an important competitive advantage. We maintain an ongoing dialogue with the various governmental authorities that oversee the prepaid financial services industry. We believe that our pro-consumer orientation and regulatory focus have enabled us to develop strong relationships with leading retailers and financial institutions and have also prepared us well for changes in the regulatory environment.

Our Strategy for Growth

The key components of our strategy include:

Increasing the Number of Network Participants

We intend to enhance the network effects in our business model in the following ways:

•	Attracting new users by introducing new products, improving current products to address consumers’ current and evolving needs, and building demand for our products through promotions;

•	Expanding and strengthening our distribution by establishing relationships with additional high-quality retail chains, increasing online distribution of our products and accelerating our entry into new distribution channels, including collaborating with third-party service providers, such as electronic tax preparation providers; and

•	Adding network acceptance members to and applications for the Green Dot Network by continuing to enroll additional third-party prepaid card program providers that want to offer their cardholders access to our reload network and to identify additional uses for our reload network’s cash transfer technology.

Increasing Revenue per Customer

We intend to pursue greater revenue per customer by improving cardholder retention, increasing card usage and cross-selling complementary products and services. Our historical card usage patterns suggest that consumers who reload additional funds onto their cards within three months of activation tend to have significantly higher levels of transaction activity and generate more cash transfer and interchange revenues for us than those who do not. Therefore, we intend to target improved cardholder retention by offering incentives, such as fee waivers for specified reload amounts or activities, to encourage cardholders to reload additional funds onto their cards and extend their relationships with us. We also intend to add new services, such as additional reload options and new mobile applications that enable convenient use of our products and services, to make our products more valuable to consumers.

Improving Operating Efficiencies

We intend to leverage our growing scale and vertical integration to generate incremental operating efficiencies. As we continue to expand our business operations, we plan to reduce our marginal operating costs by continuing to implement rigorous cost-containment programs, purchase vendor services from low-cost providers and reduce the use of outsourced services that can be provided internally at lower cost. For example, we intend to improve our self-service offerings so that customers can obtain automated customer service through our website, IVR or mobile applications. Additionally, some of our current vendor agreements include pricing structures that call for reduced pricing as our customer usage volumes grow. These cost savings will provide us with the flexibility to engage in new marketing programs, reduce pricing and make other investments in our business to maintain our leadership position.

Broadening Brand and Product Awareness

We intend to broaden awareness of the Green Dot brand, which we believe is the leading national brand in prepaid financial services, and of our products and services through national television advertising, online advertising and ongoing enhancements to our packaging and merchandising. We plan to reinforce and strengthen perceptions of the key attributes of the Green Dot brand, which we believe are trust, security, convenience and simplicity. We also intend to continue educating consumers, retail distributors and network acceptance members on the functionality, convenience and cost advantages of our products and services. Our advertising spending fluctuates and tends to be greater when we believe we can earn the highest return for the amount spent. We typically increase spending during product launches, special promotions, periods of seasonally increased card purchase and reload activity, and periods when advertising media prices are unusually low.

Acquiring Complementary Businesses

We intend to pursue acquisitions that will help us achieve our strategic objectives. We intend to acquire companies that have the potential to enhance the distribution of our products and services through either existing or new channels. We also intend to pursue acquisitions that have the potential to augment the features and functionality of our existing products and services or to provide complementary products and services that can be sold through our existing distribution channels. There are many prepaid financial services providers and the market remains fragmented, which we believe will provide us with acquisition opportunities over time.

Our Bank Acquisition Strategy

In February 2010, we entered into a definitive agreement to acquire Utah-based Bonneville Bancorp, a bank holding company, and its subsidiary commercial bank, Bonneville Bank, for an aggregate cash purchase price of approximately $15.7 million, and filed applications with the appropriate federal and state regulators seeking approvals for this transaction. The bank had total assets of $34.1 million, including net loans outstanding of approximately $15.4 million, as of December 31, 2009, and earned a nominal amount of income for the year ended December 31, 2009. This acquisition is subject to standard closing conditions, including regulatory approval.

Upon consummation of the acquisition, we will become a bank holding company regulated by the Federal Reserve Board. While there can be no assurance that we will obtain these approvals or our bank acquisition will close, we currently expect to complete this acquisition in the fourth quarter of calendar 2010.

We believe that acquiring a bank charter will enable us to (i) offer consumers FDIC-insured transactional accounts, (ii) issue prepaid card and debit card products linked to those transactional accounts, (iii) offer other types of deposit products, such as savings accounts, and (iv) provide settlement services for our reload network.

We believe that this acquisition will provide the following strategic benefits:

•	increase our efficiency in introducing and managing potential new products and services, which are more difficult to accomplish with multiple unaffiliated card issuing banks;

•	reduce the risk that we would be negatively impacted by one of the banks that issue our cards changing its business practices as a result of, among other things, a change of strategic direction, financial hardship or regulatory developments;

•	reduce the sponsorship and service fees and other expenses that we incur each year to the third-party banks that issue our cards, and correspondingly increase funds available to us to spend on other aspects of our business, including the ability to invest in further reducing consumer pricing; and

•	further increase the degree to which our operations are integrated and provide increased control over our operations.

Our Business Model

Our business model focuses on four major elements:  our consumers; our distribution; our products and services; and our proprietary technology, which provides functionality for and connectivity to the Green Dot Network and supports the platform that brings the other three elements together.

Our Consumers

We have designed our products and services to appeal primarily to consumers living in households that earn less than $75,000 annually across the following four segments:

•	Never-banked — households in which no one has ever had a bank account;

•	Previously-banked — households in which at least one member has previously had a bank account, but no one has one currently;

•	Underbanked — households in which at least one member currently has a bank account, but that also use non-bank financial service providers to conduct routine transactions like check cashing or bill payment; and

•	Fully-banked — households that primarily rely on traditional financial services.

Based on data from the FDIC, the Federal Reserve Bank, the U.S. Census and the Center for Financial Services Innovation and our proprietary data, we believe these four segments collectively represent an addressable market of approximately 160 million people in the United States. We believe that we currently have a significant number of customers in each of these segments.

Customers in different segments tend to purchase and use our products for different reasons and in different ways. For example, we believe never-banked consumers use our products as a safe, controlled way to spend cash and as a means to access channels of trade, such as online purchases, where cash cannot be used. We believe previously-banked consumers use our products as a convenient and affordable substitute for a traditional checking account by depositing payroll checks (via direct or in-store deposit) into a Green Dot GPR card account and using our products to pay bills, shop online, monitor spending and withdraw cash from ATM machines.

We believe underbanked consumers use our products in ways similar to those of the never- and previously-banked segments, but additionally view our products as a credit card substitute. For example, underbanked consumers use our products to make purchases at physical and online merchants, make travel arrangements and guarantee reservations. We believe fully-banked consumers use our products as companion products to their bank checking account, segregating funds into separate accounts for a variety of uses. For example, fully-banked consumers often use our cards to shop on the Internet without providing their bank debit card account information online. These consumers also use our products to control spending, designate funds for specific uses, prevent overdrafts in their checking accounts, or load funds into specific accounts, such as a PayPal account.

Our Distribution

We achieve broad distribution of our products and services through our retail distributors, the Internet and relationships with other businesses. In addition, our network acceptance members encourage their customers to use our prepaid financial services.

Retail Distributors.  Our prepaid financial services are sold in approximately 50,000 retail store locations, including those of major national mass merchandisers, national and regional drug store and convenience store chains, and national and regional supermarket chains. Our retail distributors include:

Type of Distributor	Representative Distributors

Mass merchandise retailers	Walmart, Kmart, Meijer
Drug store retailers	Walgreens, CVS, Rite-Aid, Duane Reade
Convenience store retailers	7-Eleven, The Pantry (Kangaroo Express)
Supermarket retailers	Kroger
Other	RadioShack

Most of these retailers have been our distributors for several years and all have contracts with us, subject to termination rights, that expire at various dates from 2011 to 2015. In general, our agreements with our retail distributors give us the right to provide Green Dot-branded and/or co-branded GPR cards and reload services in their retail locations and require us to share with them by way of commissions the revenues generated by sales of these cards and reload services. We and the retail distributor generally also agree to certain marketing arrangements, such as promotions and advertising. Our operating revenues derived from products and services sold at the store locations of our four largest retail distributors (Walmart, Walgreens, CVS and Rite Aid) represented the following percentages of our total operating revenues: approximately 3%, 22%, 19% and 17%, respectively, for the year ended July 31, 2007, 39%, 17%, 13% and 11%, respectively, for the year ended July 31, 2008, 56%, 11%, 9% and 7%, respectively, for the year ended July 31, 2009, 66%, 9%, 8% and 6%, respectively, for the five months ended December 31, 2009 and 63%, 8%, 7% and 5%, respectively, for the nine months ended September 30, 2010.

Our Relationship with Walmart.  Walmart is our largest retail distributor. We have been the exclusive provider of GPR cards sold at Walmart since Walmart initiated its Walmart MoneyCard program in 2007. In October 2006, we entered into agreements with Walmart and GE Money Bank (the card issuing bank), which set forth the terms and conditions of our relationship with Walmart. Pursuant to the terms of these agreements, Green Dot designs and delivers the Walmart MoneyCard product and provides all ongoing program support, including network IT, regulatory and legal compliance, website functionality, customer service and loss management. Walmart displays and sells the cards and GE Money Bank serves as the issuer of the cards and holds the associated FDIC-insured deposits. All Walmart MoneyCard products are reloadable exclusively on the Green Dot Network.

In May 2010, the term of the agreement among Green Dot, Walmart and GE Money Bank was extended through May 2015. The parties also agreed to various other changes to the terms of the agreement. In particular, the sales commission percentages that we pay to Walmart for the Walmart MoneyCard program increased significantly to an estimated 22%, or a level approximately equal to what they had been during the three months ended December 31, 2008, from the level in place during the fifteen months ended April 30, 2010, which ranged from 5.0% to 7.9% in the calendar quarters fully within that period. We believe that the new sales commission structure provides a long-term financial incentive for Walmart to continue to grow the volume of our products sold in its stores, but expect that this change will negatively affect our sales and marketing expenses, net income and net income per share through at least 2011. In future periods, we believe that, if the volume of our products sold in Walmart stores grows as we expect it will under the new arrangement, the increased sales volumes will more than offset the margin impact of the sales commission percentage increases. However, there can be no assurance that the volume of our products sold in Walmart stores will grow as we expect it will under the new arrangement.

Walmart has the right to terminate this agreement prior to its expiration or renewal, but subject to notice periods of varying lengths, for a number of specified reasons, including;

•	a change by GE Money Bank in its card operating procedures that Walmart reasonably believes will have a material adverse effect on Walmart’s operations;

•	our or GE Money Bank’s inability or unwillingness to agree to program-related pricing changes proposed by Walmart;

•	our inability or unwillingness to make Walmart MoneyCards reloadable outside of our reload network in the event that our reload network does not meet particular size requirements in the future;

•	in the event Walmart reasonably believes that it is reasonably possible, after the parties have explored and been unable to agree on any alternatives, that the Federal Reserve Board may determine that Walmart exercises a controlling influence over our management or policies;

•	in the event of specified changes in control of GE Money Bank or us that are not otherwise permitted by the agreement; or

•	our failure to meet agreed-upon service levels.

In connection with our entry into this commercial agreement, we issued to Walmart 2,208,552 shares of our Class A common stock, or approximately 29.1% of our outstanding Class A common stock and 5.4% of our total outstanding Class A and Class B common stock as of September 30, 2010. These shares represented less than 1% of the combined voting power of our outstanding Class A and Class B common stock as of September 30, 2010, and, in connection with the share issuance, Walmart entered into an agreement to vote its shares in proportion to the way the rest of our stockholders vote their shares. The Walmart shares also are subject to our right to repurchase them at $0.01 per share upon termination of our commercial agreement with Walmart and GE Money Bank, other than a termination arising out of our knowing, intentional and material breach of the agreement. Our right to repurchase lapses with respect to 36,810 shares per month over the 60-month term of the agreement. The repurchase right will expire as to all shares of Class A common stock that remain subject to the repurchase right if we experience a “prohibited change of control,” as defined in the commercial agreement, if we experience a “change of control,” as defined in the stock issuance agreement, or under certain other limited circumstances, such as a termination of our commercial agreement with Walmart and GE Money Bank for the reason described in the fourth bullet of the preceding paragraph. However, should it become reasonably possible that such termination right could be exercised, we would take all steps within our power to address the concerns of the Federal Reserve Board or its staff to avoid a termination under our commercial agreement with Walmart and GE Money Bank. Prior to the earliest to occur of (i) December 24, 2012, (ii) the termination of our commercial agreement under certain limited circumstances and (iii) an event that would cause our repurchase right to lapse in full prior to May 2015, Walmart is required to pay us $25.00 per share for each share it sells in excess of 309,839 shares in any consecutive six-month period following January 18, 2011. We have also granted Walmart registration rights for all of its shares of our Class A common stock that are no longer subject to our repurchase right. See “Description of Capital Stock.”

Network Acceptance Members.  A large number of institutions accept funds through our reload network, using our MoneyPak product. We provide reload services to over 100 third-party prepaid card programs, including programs offered by H&R Block, AccountNow and Jackson Hewitt. MasterCard’s RePower Reload Network also uses the Green Dot Network to facilitate cash reloads for its own member programs. Furthermore, in February 2009, we entered into a five-year agreement with PayPal that enables PayPal customers to use a MoneyPak to fund a new or existing PayPal account. To date, we have not generated significant operating revenues from our relationship with PayPal. As a result of this agreement, consumers without a bank account or credit card are able to fund PayPal accounts.

Other Channels.  An increasing portion of our card sales is generated from our online distribution channel and other non-retail channels. We offer Green Dot-branded cards through our website, www.greendot.com. We promote this distribution channel through television and online advertising. Customers who activate their cards through this channel typically receive an unfunded card in the mail and then can reload the card either through a cash reload or a payroll direct deposit transaction. In October 2009, we entered into a joint marketing and referral agreement with Intuit. Under this agreement, Intuit customers can elect to receive their tax refunds via a co-branded card program. We will manage this program for Intuit through the 2011 tax season. The initial term of our agreement with Intuit expires in October 2011 and we do not currently expect that this agreement will be renewed.

Our Products and Services

Our principal products and services consist of Green Dot-branded and co-branded GPR cards and MoneyPak and POS swipe reload transactions facilitated by the Green Dot Network. We also service general purpose gift cards, which have historically represented only a small percentage of our operating revenues. The GPR cards we offer are issued primarily by Columbus Bank and Trust Company and, in the case of certain of our co-branded cards discussed below, GE Money Bank. Card balances are FDIC-insured and have either Visa or MasterCard zero liability card protection.

Card Products

Green Dot-Branded GPR Cards.  Our Green Dot-branded GPR cards provide consumers with an affordable and convenient way to manage their money and make payments without undergoing a credit check or possessing a pre-existing bank account. In addition to standard prepaid Visa or MasterCard-branded GPR cards, we also offer GPR cards marketed for a specific use or market, such as our Online Shopping card, our Prepaid Student card and our Prepaid NASCAR card.

We offer these GPR cards to consumers in approximately 50,000 retail store locations in 49 states, including those of Walgreens, CVS, Rite Aid, 7-Eleven and Kroger. We also offer our GPR cards online through our web site, www.greendot.com. To purchase a GPR card, consumers typically select the GPR card from an in-store display and pay the cashier a one-time purchase fee plus the initial amount they would like to reload onto their card. Consumers then go online or call a toll-free number to register their personal information with us so that we can activate their temporary prepaid card and mail them a personalized GPR card. As explained below, consumers can then reload their personalized GPR cards using a MoneyPak or, at enabled retailers, via a point-of-sale process, which we refer to as a POS swipe reload transaction. Funds can also be loaded on the card via direct deposit of a customer’s government or payroll check.

Our GPR cards are issued as Visa- or MasterCard-branded cards and are accepted worldwide by merchants and other businesses belonging to the applicable payment network, including for bill payments, online shopping, everyday store purchases and ATM withdrawals. As of December 31, 2009, Visa and MasterCard each were accepted at approximately 29 million acceptance locations worldwide. As of December 31, 2009, our cardholders could complete ATM transactions at approximately 1.4 million Visa PLUS or 1.0 million MasterCard Cirrus ATMs worldwide, including over 17,000 MoneyPass fee-free ATMs in all 50 states and Puerto Rico.

We have instituted a simple fee structure that includes a new card fee (if the card is purchased from one of our retail distributors), a monthly maintenance fee (which may be waived based on usage), a cash reload fee and an ATM withdrawal fee for non-MoneyPass ATMs. Most of the features and functions of our cards are provided without surcharges. Our free services include account management and balance inquiry services via the Internet, telephone and mobile applications. In addition, via an online tool, we allow cardholders to manage household and other bills and to make payments to companies or individuals.

For regulatory compliance, risk management, operational and other reasons, our GPR cards and reload products have certain limitations and restrictions, including but not limited to maximum dollar reload amounts, maximum numbers of reloads in a given time period (e.g., per day), and limitations of uses of our temporary cards versus our permanent personalized cards.

Co-Branded GPR Cards.  We provide co-branded GPR cards on behalf of certain retail distributors and other business entities. Co-branded cards generally bear the trademarks or logos of the retail distributor or business entity, and our trademark on the packaging and back of the card. These cards have the same features and characteristics as our Green Dot-branded GPR cards, and are accepted at the same locations. We typically are responsible for managing all aspects of these programs, including strategy, product design, marketing, customer service and operations/compliance. Representative co-branded cards include the Walmart MoneyCard, the TurboTax Refund Card, the Kmart Prepaid Visa and MasterCard cards and the Meijer Prepaid MasterCard.

Reload Services

We generate cash transfer revenues when consumers purchase our reload services. We offer consumers affordable and convenient ways to reload any of our GPR cards and to conduct other cash loading transactions through our reload network, using our MoneyPak product or through retailers’ specially enabled POS devices. MoneyPak is offered in all of the retail locations where our GPR cards are sold. MoneyPak is a cash reload product that we market on a display like our Green Dot-branded GPR cards. Cash reloads using a MoneyPak involve a two-step process: consumers pay the cashier the desired amount to be reloaded, plus a service fee, and then go online or call a toll-free number to submit the MoneyPak number and add the funds to a GPR card or other account, such as a PayPal account. Alternatively, at many retail locations, consumers can add funds directly to their Green Dot-branded and co-branded cards at the point of sale through a POS swipe reload transaction. Unlike a MoneyPak, these POS swipe reload transactions involve a single-step process: consumers pay the cashier the desired amount to be reloaded, plus a service fee, and funds are reloaded onto the GPR card at the point of sale without further action required on the part of the consumer.

Our Technology Platform — Green PlaNET

Green PlaNET is our technology platform that enables our network participants to communicate with us in a real-time, secure environment. Green PlaNET is a centralized, client-server based processing system that gives us the ability to centrally develop and distribute product applications, manage customer accounts, authorize, process and settle transactions, ensure security and regulatory compliance, and provide customer services across a variety of points of contact and technologies.

Green PlaNET enables Green Dot cardholders to activate and use their card accounts for a variety of transactions, such as cash loads and online bill payments. Green PlaNET also provides a single and secure point of integration for all our network participants, enabling them to communicate with us and our customers and facilitating the initiation, authorization and settlement of transactions.

Green PlaNET has the following components:

•	The Green PlaNET front-end processing system communicates with the host systems of retail distributors and network acceptance members through a proprietary application programming interface, or API, and runs a variety of proprietary and third-party software applications that facilitate the purchase of a card at a retail location as well as the loading of cash onto a card or MoneyPak. It enables our reload network to interoperate with funds transfer networks and engages in real-time transaction verification so that cards do not exceed applicable limits, thus ensuring compliance with our anti-money laundering program.

•	The Green PlaNET back-end processing system runs a variety of proprietary and third-party software applications that enable the activation, daily use and maintenance of our cardholder accounts. It executes a variety of transaction-enabling processes and initiates several customer verification modules, such as internally developed anti-money laundering, “Know Your Customer” and Office of Foreign Assets Control requirements, and external data requests from outsourced vendors, such as Experian and LexisNexis, that together ensure compliance with all federal requirements for the opening of a new account. It interfaces with our database to generate account statements and initiate account notification communications, such as emails and text messages. It also enables our cards to interoperate with Visa, MasterCard and other payment or funds transfer networks, interacts with the systems of other processors and executes back-end batch processes, such as transaction fee calculations, charge-back transactions, retailer invoicing and account write-offs, that facilitate the daily accounting, reconciliation and settlement of transactions and account activity. In addition, the Green PlaNET back-end processing system houses a variety of security applications that provide customer and card data encryption, fraud monitoring, information security administration and firewalls that protect the Green PlaNET infrastructure.

•	The Green PlaNET customer-facing systems include a service processing system and various communication systems. The Green PlaNET service processing system includes several customer relationship management software applications that operate a variety of support services, providing real-time account history access and pending transaction data, contact information, personal identification number request and issuance services and balance inquiry applications. It also enables consumers to direct cash transfers using our MoneyPak product. In addition, Green PlaNET provides our consumers, retail distributors and network acceptance members with the ability to communicate with us and access accounts using a variety of technologies. These technologies integrate with our customer care applications and allow us, among other things, to address customer inquiries and automatically prompt customer support agents to sell upgrades and make cross-sales. We have also integrated Green PlaNET with our website, www.greentdot.com, to provide a full range of interactive services, including online card sales, full activation and personalization services, electronic funds transfers, and access to account histories and management services.

Sales and Marketing

The primary objective of our sales and marketing efforts is to educate consumers on the utility of our products and services in order to generate demand, and to instruct consumers on where they may purchase our products and services. We also seek to educate existing customers on the use of our products and services to encourage use and retention of our products. We accomplish these objectives through various types of consumer-oriented marketing and advertising and by expanding our group of retail distributors to gain access to additional customers.

Marketing to Consumers

We believe that our marketing efforts to consumers are fundamental to the success of our business. We market our products to a broad group of consumers, ranging from never-banked to fully-banked consumers. We are focusing our current sales and marketing efforts on customer acquisition, enhancing our brand and image, building market awareness of our products, improving cardholder retention and increasing card usage. To achieve these objectives, we highlight to consumers the core benefits of our products, which we believe are affordability, access to funds, utility, convenience, transparency and security.

Our marketing campaigns involve creating a compelling in-store presence and conducting television advertising, retailer promotions such as newspaper inserts and circulars, online advertisements, and co-op advertising with select retail distributors. We focus on raising brand awareness while educating our customers.

We also design, and provide to our retail distributors for use in their stores, innovative packaging and in-store displays that we believe generate consumer interest and differentiate our products from other card products on their racks. Our packaging and displays help ensure that our products are promoted in a consistent, visual manner that is designed to invite consumers to browse and learn about our products, and thus to increase our sales opportunities. This packaging is designed to establish a connection with consumers, which we believe increases the likelihood that they will buy our products.

We employ a number of strategies to improve cardholder retention and increase card usage. These strategies are based on research we conduct on an ongoing basis to understand consumer behavior and improve consumer loyalty and satisfaction. For example, we use our points of contact with customers (e.g., our website, email, IVR and mobile applications) to educate our customers and promote new card features. We also provide incentives for behaviors, such as cash reloading, establishing payroll direct deposit and making frequent purchases with our cards, that we believe increase cardholder retention.

Marketing to Retail Distributors

When marketing to potential new retail distributors, we highlight the key benefits of our products, including our national brand, our in-store presence and merchandising expertise, our cash reload network, the profitability to them of our products and our commitment to national television and other advertising. In addition, we communicate the peripheral benefits of our products, such as their ability to generate additional foot traffic and sales in their stores.

Marketing to Our Network Acceptance Members

We market our reload network to a broad range of banks, third-party processors, program managers and others that have uses for our reload network’s cash transfer technology. When marketing to potential network acceptance members, we highlight the key benefits of our cash loading network, including the breadth of our distribution capabilities, our leadership position in the industry, the profitability to them of our products, consumer satisfaction and our commitment to national television and other advertising and marketing support.

Customer Service

We provide customer service for all GPR card and gift card programs that we manage and for MoneyPak on a 24-hour per day, 365-day per year basis, primarily through third-party service providers in Guatemala and the Philippines, and also through our staff in the United States. All card activations, reloads, support and lost/stolen inquiries are handled online and through various toll-free numbers at these locations. We also operate our own call center at our headquarters for handling customer and corporate escalations. Customer service is provided in both English and Spanish.

Competition

We operate in highly competitive and still developing markets, which we expect to become increasingly competitive in the future. In addition to the direct competitors described below, we compete for access to retail distribution channels and for the attention of consumers at the retail level.

Prepaid Card Issuance and Program Management

We compete against the full spectrum of providers of GPR cards. We compete with traditional providers of financial services, such as banks that offer demand deposit accounts and card issuers that offer credit cards, private label retail cards and gift cards. Many of these institutions are substantially larger and have greater resources, larger and more diversified customer bases and greater brand recognition than we do. Many of these companies can also leverage their extensive customer bases and adopt aggressive pricing policies to gain market share. Our primary competitors in the prepaid card issuance and program management market are traditional credit, debit and prepaid card account issuers and prepaid card program managers like First Data, Netspend, AccountNow, PreCash, Rush Card, Western Union and MoneyGram. Our Green-Dot branded cards also compete with our co-branded GPR cards, such as the Walmart MoneyCard.

We believe that the principal competitive factors for the prepaid card issuance and program management market include:

•	breadth of distribution;

•	brand recognition;

•	the ability to reload funds;

•	compliance and regulatory capabilities;

•	enterprise-class and scalable IT;

•	customer support capabilities; and

•	pricing.

We believe our products compete favorably on each of these factors.

Reload Networks

While we believe our Green Dot Network is the leading reload network for prepaid cards in the United States, a growing number of companies are attempting to establish and grow their own reload networks. In this market, new companies, or alliances among existing companies, may be formed that rapidly achieve a significant market position. Many of these companies are substantially larger than we are and have greater resources, larger and more diversified customer bases and greater name recognition than we do. Our primary competitors in the reload services market are: Visa, MasterCard, Western Union, MoneyGram, Blackhawk and Netspend. Visa and MasterCard each have broad brand recognition and a large base of merchant acquiring and card issuing banks. Western Union, MoneyGram, Blackhawk and Netspend each have a national network of retail and/or agent locations. In addition, we compete for consumers and billers with financial institutions that provide their retail customers with billing, payment and funds transfer services. Many of these institutions are substantially larger and have greater resources, larger and more diversified customer bases and greater brand recognition than we do.

We believe that the principal competitive factors for reload network services include:

•	the number and quality of retail locations;

•	brand recognition;

•	product and service functionality;

•	number of cardholders and customers using the service;

•	reliability of the service;

•	retail price;

•	enterprise-class and scalable IT;

•	ability to integrate quickly with multiple payment platforms and distributors;

•	customer support capabilities; and

•	compliance and regulatory capabilities.

We believe the Green Dot Network competes favorably on each of these factors.

Prepaid Card Distribution

We compete against the full spectrum of prepaid card distributors and third-party processors that sell competing prepaid card programs through retail and online channels. Many of these institutions are substantially larger and have greater resources, larger and more diversified customer bases and greater brand recognition than we do. Many of these companies can also leverage their extensive customer bases and adopt aggressive pricing policies to gain market share. As new payment methods are developed, we also expect to experience competition from new entrants. Our primary competitors in the prepaid card distribution market are: InComm, Blackhawk, First Data, Netspend and AccountNow. In addition, we face potential competition from Western Union, MoneyGram and a number of retail banks if they enter this market.

We believe that the principal competitive factors for the prepaid card distribution market include:

•	brand recognition with consumers and retailers;

•	the ability to reload funds;

•	ability to develop and maintain strong relationship with retail distributors;

•	compliance and regulatory capabilities;

•	pricing; and

•	large customer base.

We believe our products compete favorably on each of these factors.

Intellectual Property

We rely on a combination of trademark and copyright laws and trade secret protection in the United States, as well as confidentiality procedures and contractual provisions, to protect the intellectual property rights related to our products and services.

We own several trademarks, including Green Dot, MoneyPak and the Green Dot logo. These assets are essential to our business. Through agreements with our network acceptance members, retail distributors and customers, we authorize and monitor the use of our trademarks in connection with their activities with us.

We have one patent application under consideration in the United States related to the retail packaging of our cards.

Regulation

Compliance with legal and regulatory requirements is a highly complex and integral part of our day-to-day operations. Our products and services are generally subject to federal, state and local laws and regulations, including:

•	anti-money laundering laws;

•	money transfer and payment instrument licensing regulations;

•	escheatment laws;

•	privacy and information safeguard laws;

•	bank regulations; and

•	consumer protection laws.

These laws are often evolving and sometimes ambiguous or inconsistent, and the extent to which they apply to us or the banks that issue our cards, our retail distributors, our network acceptance members or our third-party processors is at times unclear. Any failure to comply with applicable law — either by us or by the card issuing banks, retail distributors, network acceptance members or third-party processors, over which we have limited legal and practical control — could result in restrictions on our ability to provide our products and services, as well as the imposition of civil fines and criminal penalties and the suspension or revocation of a license or registration required to sell our products and services. See “Risk Factors” for additional discussion regarding the potential impacts of changes in laws and regulations to which we are subject and failure to comply with existing or future laws and regulations.

We continually monitor and enhance our compliance program to stay current with the most recent legal and regulatory changes. We also continue to implement policies and programs and to adapt our business practices and strategies to help us comply with current legal standards, as well as with new and changing legal requirements affecting particular services or the conduct of our business generally. These programs include dedicated compliance personnel and training and monitoring programs, as well as support and guidance to our retail distributors and network acceptance members on compliance programs.

Anti-Money Laundering Laws

Our products and services are generally subject to federal anti-money laundering laws, including the Bank Secrecy Act, as amended by the USA PATRIOT Act, and similar state laws. On an ongoing basis, these laws require us, among other things, to:

•	report large cash transactions and suspicious activity;

•	screen transactions against the U.S. government’s watch-lists, such as the watch-list maintained by the Office of Foreign Assets Control;

•	prevent the processing of transactions to or from certain countries, individuals, nationals and entities;

•	identify the dollar amounts loaded or transferred at any one time or over specified periods of time, which requires the aggregation of information over multiple transactions;

•	gather and, in certain circumstances, report customer information;

•	comply with consumer disclosure requirements; and

•	register or obtain licenses with state and federal agencies in the United States and seek registration of our retail distributors and network acceptance members when necessary.

Anti-money laundering regulations are constantly evolving. We continuously monitor our compliance with anti-money laundering regulations and implement policies and procedures to make our business practices flexible, so we can comply with the most current legal requirements. We cannot predict how these future regulations might affect us. Complying with future regulation could be expensive or require us to change the way we operate our business. For example, in June 2010, the Financial Crimes Enforcement Network, or FinCEN, of the U.S. Department of Treasury published for comment proposed new rules regarding, among other things, the applicability of the Bank Secrecy Act’s anti-money laundering provisions to prepaid products such as ours. If adopted as proposed, the rules would establish a more comprehensive regulatory framework for access to prepaid financial services. As currently drafted, the proposed rules would significantly change the way customer data, including identification information, is collected for certain prepaid products (including our cards) by shifting the point of collection from us to our retail distributors. We believe that, if the rules are adopted as currently proposed, we and our retail distributors would need to modify operational elements of our product offering to comply with the proposed rules. If we or any of our retail distributors were unwilling or unable to make any required operational changes to comply with the proposed rules as adopted, we would no longer be able to sell our cards through that noncompliant retail distributor, which could have a material adverse effect on our business, financial position and results of operations. However, as the proposed rules are subject to further comment and revision, it is difficult to determine with any certainty what obligations the final rules might impose or what impact they might have on our business or that of our retail distributors.

We are voluntarily registered with FinCEN as a money services business. As a result of being so registered, we are required to establish anti-money laundering compliance programs that include: (i) internal policies and controls; (ii) designation of a compliance officer; (iii) ongoing employee training and (iv) an independent review function. We have developed and deployed compliance programs comprised of policies, procedures, systems and internal controls to monitor and address various aspects of legal requirements and developments. To assist in managing and monitoring money laundering risks, we continue to enhance our anti-money laundering compliance program. We offer our services largely through our retail distributor and network acceptance member relationships. We have developed an anti-money laundering training manual and a program to assist in educating our retail distributors on applicable anti-money laundering laws and regulations.

Money Transfer and Payment Instrument Licensing Regulations

We are subject to money transfer and payment instrument licensing regulations. We have obtained licenses to operate as a money transmitter in 39 U.S. jurisdictions. The remaining U.S. jurisdictions either do not currently regulate money transmitters or have rendered a regulatory determination or a legal interpretation that the money services laws of that jurisdiction do not require us to obtain a license in connection with the conduct of our business. As a licensee, we are subject to certain restrictions and requirements, including reporting, net worth and surety bonding requirements and requirements for regulatory approval of controlling stockholders, agent locations and consumer forms and disclosures. We are also subject to inspection by the regulators in the jurisdictions in which we are licensed, many of which conduct regular examinations.

In addition, we must at all times maintain “permissible investments” in an amount equivalent to all “outstanding payment obligations.” While, technically, the outstanding payment obligations represented by the balances on our card products are liabilities of the issuing bank and not us, it is possible that some states will require us to maintain permissible investments in an amount equal to the outstanding payment obligations of the bank that issues our cards. The types of securities that are considered “permissible investments” vary from state to state, but generally include cash and cash equivalents, U.S. government securities and other highly rated debt instruments.

Escheatment Laws

Unclaimed property laws of every U.S. jurisdiction require that we track certain information on our card products and services and that, if customer funds are unclaimed at the end of an applicable statutory abandonment period, the proceeds of the unclaimed property be remitted to the appropriate jurisdiction. We have agreed with the banks that issue our cards to manage escheatment law compliance with respect to our card products and services and have an ongoing program to comply with those laws. Statutory abandonment periods applicable to our card products and services typically range from three to seven years.

Privacy and Information Safeguard Laws

In the ordinary course of our business, we collect certain types of data, which subjects us to certain privacy and information security laws in the United States, including, for example, the Gramm-Leach-Bliley Act of 1999, or the GLB Act, and other laws or rules designed to regulate consumer information and mitigate identity theft. We are also subject to privacy laws of various states. These state and federal laws impose obligations with respect to the collection, processing, storage, disposal, use and disclosure of personal information, and require that financial institutions have in place policies regarding information privacy and security. In addition, under federal and certain state financial privacy laws, we must provide notice to consumers of our policies and practices for sharing nonpublic information with third parties, provide advance notice of any changes to our policies and, with limited exceptions, give consumers the right to prevent use of their nonpublic personal information and disclosure of it to unaffiliated third parties. Certain state laws may, in some circumstances, require us to notify affected individuals of security breaches of computer databases that contain their personal information. These laws may also require us to notify state law enforcement, regulators or consumer reporting agencies in the event of a data breach, as well as businesses and governmental agencies that own data. In order to comply with the privacy and information safeguard laws, we have confidentiality/information security standards and procedures in place for our business activities and with network acceptance members and our third-party vendors and service providers. Privacy and information security laws evolve regularly, requiring us to adjust our compliance program on an ongoing basis and presenting compliance challenges.

Bank Regulations

All of the GPR cards that we provide and the Walmart gift cards we service are issued by either a federally- or state-chartered bank. Thus, we are subject to the oversight of the regulators for, and certain laws applicable to, these card issuing banks. These banking laws require us, as a servicer to the banks that issue our cards, among other things, to undertake compliance actions similar to those described under “— Anti-Money Laundering Laws” above and to comply with the privacy regulations promulgated under the GLB Act as discussed under “— Privacy and Information Safeguard Laws” above.

In addition, in February 2010, we entered into a definitive agreement to acquire a bank holding company and its subsidiary commercial bank, and filed applications with the appropriate federal and state regulators seeking approval for this transaction. Should we complete our pending bank acquisition, we will become a bank holding company as provided in the BHC Act. Bank holding companies and banks are subject to supervision by the Federal Reserve Board and are extensively regulated under federal and state laws. In general, this supervision and regulation will increase our compliance costs and other expenses, as we and our proposed subsidiary bank will be required to undergo regular on-site examinations and to comply with additional reporting requirements. In addition, bank holding companies are subject to certain restrictions on their business and activities, although we do not believe our current or currently proposed business will be restricted materially, if at all, by these restrictions.

Activities.  Federal laws restrict the types of activities in which bank holding companies may engage, and subject them to a range of supervisory requirements, including regulatory enforcement actions for violations of laws and policies. Bank holding companies may engage in the business of banking and managing and controlling banks, as well as closely related activities. The business activities that we currently conduct are permissible activities for bank holding companies under U.S. law, and we do not expect the limitations described above will adversely affect our current operations or materially prohibit us from engaging in activities that are currently contemplated by our business strategies. It is possible, however, that these restrictions might limit our ability to enter other businesses in which we may wish to engage at some time in the future. It is also possible that in the future these laws may be amended in ways, or new laws or regulations may be adopted, that adversely affect our ability to engage in our current or additional businesses.

Even if our activities are permissible for a bank holding company, as discussed under “— Capital Adequacy and Prompt Corrective Action” below, the Federal Reserve Board has the authority to order a bank holding company or its subsidiaries to terminate any activity or to require divestiture of ownership or control of a subsidiary in the event that it has reasonable cause to believe that the activity or continued ownership or control poses a serious risk to the financial safety, soundness or stability of the bank holding company or any of its bank subsidiaries.

Dividend Restrictions.  Bank holding companies are subject to various restrictions that may affect their ability to pay dividends. Federal and state banking regulations applicable to bank holding companies and banks generally require that dividends be paid from earnings and, as described under “— Capital Adequacy and Prompt Corrective Action” below, require minimum levels of capital, which limits the funds available for payment of dividends. Other restrictions include the Federal Reserve Board’s general policy that bank holding companies should pay cash dividends on common stock only out of net income available to stockholders for the preceding year or four quarters and only if the prospective rate of earnings retention is consistent with the organization’s expected future needs and financial condition, including the needs of each of its bank subsidiaries. In the current financial and economic environment, the Federal Reserve Board has indicated that bank holding companies should carefully review their dividend policies and has discouraged dividend pay-out ratios that are at the 100% level unless both their asset quality and capital are very strong. A bank holding company also should not maintain a dividend level that places undue pressure on the capital of its bank subsidiaries, or that may undermine the bank holding company’s ability to serve as a source of strength for its bank subsidiaries. See “— Source of Strength” below.

In addition, various federal and state statutory provisions and regulations limit the amount of dividends that banks may pay. We expect that our new state-chartered bank subsidiary will become a member of the Federal Reserve System following completion of our pending bank acquisition. State-chartered banks that are members of the Federal Reserve System may not pay dividends in an amount that exceeds the lesser of the amounts calculated under a “recent earnings” test and an “undivided profits” test. Under the recent earnings test, a bank may not pay a dividend if the total of all dividends it declares in any calendar year is in excess of the current year’s net income combined with the retained net income of the two preceding years, unless the bank obtains the approval of its chartering authority. Under the undivided profits test, a bank may not pay a dividend in excess of its “undivided profits.”

Capital Adequacy and Prompt Corrective Action.  Bank holding companies and banks are subject to various federal requirements relating to capital adequacy. These include meeting minimum leverage ratio requirements. As a bank holding company, we will be required to be “well-capitalized,” meaning we will need to maintain a ratio of Tier 1 capital to assets of at least 5%, a ratio of Tier 1 capital to risk-weighted assets of at least 6% and a ratio of total capital to risk-weighted assets of at least 10%. Tier 1 capital, or “core” capital, generally consists of common stockholders’ equity, perpetual non-cumulative preferred stock and, up to certain limits, other capital elements. Tier 2 capital consists of supplemental capital items such as the allowance for loan and lease losses, certain types of preferred stock, hybrid capital securities and certain types of debt, all subject to certain limits. Total capital is the sum of Tier 1 capital plus Tier 2 capital. When measuring compliance with certain of these capital requirements, bank regulators adjust the asset values in accordance with their perceived risk. We believe that we and our new bank subsidiary will be “well capitalized” under these standards and we will be able to maintain these ratios in future periods. It is possible, however, that regulators may require us or our new bank subsidiary to maintain higher levels of capital in the future, and there can be no assurance that we will be able to maintain the required ratios in future periods.

Under the regulatory framework that Congress has established and bank regulators have implemented, banks are either “well-capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.” Banks are generally subject to greater restrictions and supervision than bank holding companies, and these restrictions increase as the financial condition of the bank worsens. For instance, a bank that is not well-capitalized may not accept, renew or roll over brokered deposits without the consent of the FDIC. If our proposed subsidiary bank were to become less than adequately capitalized, the bank would need to submit to bank regulators a capital restoration plan that was guaranteed by us, as its bank holding company. The bank would also likely become subject to broad restrictions on activities, including establishing new branches, entering into new lines of business or conducting activities that have the effect of limiting asset growth or preventing acquisitions. A bank that is undercapitalized would also be prohibited from making capital distributions, including dividends, and from paying management fees to its bank holding company if the institution would be undercapitalized after any such distribution or payment. A significantly undercapitalized institution would be subject to mandatory capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management and other restrictions. The FDIC has only very limited discretion in dealing with a critically undercapitalized institution and is virtually required to appoint a receiver or conservator.

Source of Strength.  Under Federal Reserve Board policy, bank holding companies are expected to act as a source of strength to their bank subsidiaries and to commit capital and financial resources to support them. This support may theoretically be required by the Federal Reserve Board at times when the bank holding company might otherwise determine not to provide it. As noted above, if a bank becomes less than adequately capitalized, it would need to submit an acceptable capital restoration plan that, in order to be acceptable, would need to be guaranteed by the parent holding company. In the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal bank regulator to maintain the capital of a subsidiary bank would be assumed by the bankruptcy trustee and entitled to a priority of payment.

Acquisitions of Bank Holding Companies.  Under the BHC Act and the Change in Bank Control Act, and their implementing regulations, Federal Reserve Board approval is necessary prior to any person or company acquiring control of a bank or bank holding company, subject to certain exceptions. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities, and may be presumed to exist if a person acquires 10% or more of any class of voting securities. These restrictions could affect the willingness or ability of a third party to acquire control of us following completion of our pending bank acquisition and for so long as we are a bank holding company.

Deposit Insurance and Deposit Insurance Assessments.  Deposits accepted by banks, such as our prospective bank subsidiary, have the benefit of FDIC insurance up to the applicable limits. The FDIC’s Deposit Insurance Fund is funded by assessments on insured depository institutions, the level of which depends on the risk category of an institution and the amount of insured deposits that it holds. These rates currently range from 7 to 77.5 basis points on deposits. The FDIC may increase or decrease the assessment rate schedule semi-annually, and has in the past required and may in the future require banks to prepay their estimated assessments for future periods. The Dodd-Frank Act changes the method of calculating deposit assessments, requiring the FDIC to assess premiums on the basis of assets less tangible stockholders’ equity. The FDIC has indicated that this change will likely result in a lower assessment rate because of the larger assessment base. Because of the current stress on the FDIC’s Deposit Insurance Fund resulting from the banking crisis, those fees have increased and are likely to stay at a relatively high level.

Community Reinvestment Act.  The Community Reinvestment Act of 1977, or CRA, and the regulations promulgated by the FDIC to implement the CRA are intended to ensure that banks meet the credit needs of their respective service areas, including low and moderate income communities and individuals, consistent with safe and sound banking practices. The CRA regulations also require the banking regulatory authorities to evaluate a bank’s record in meeting the needs of its service area when considering applications to establish new offices or consummate any merger or acquisition transaction. The federal banking agencies are required to rate each insured institution’s performance under the CRA and to make that information publicly available. Our proposed subsidiary bank intends to comply with the CRA through investments and other activities that it believes will benefit the needs of low and moderate income communities. If banking regulatory authorities do not approve the bank’s compliance plan, the bank could be required to engage in lending and other community outreach activities in the community in which it is located.

Restrictions on Transactions with Affiliates and Insiders.  Transactions between a bank and its nonbanking affiliates are regulated by the Federal Reserve Board. These regulations limit the types and amount of these transactions, require certain levels of collateral for loans to affiliated parties and generally require those transactions to be on an arm’s-length basis. As a bank holding company, our transactions with our proposed subsidiary bank could be limited by these regulations, although we do not anticipate that these restrictions will adversely affect our ability to conduct our current operations or materially prohibit us from engaging in activities that are currently contemplated by our business strategies.

Other.  The policies of regulatory authorities, including the monetary policy of the Federal Reserve Board, have a significant effect on the operating results of bank holding companies and their subsidiaries. Moreover, additional changes to banking laws and regulations are possible in the near future. The Dodd-Frank Act made numerous changes to the regulatory framework governing banking organizations, and many of the provisions must be implemented by regulation. These regulations could likewise substantially affect our business and operations. In addition, the U.S. Congress is considering various proposals relating to the activities and supervision of banks and bank holding companies, some of which could materially affect our operations and those of the bank we are seeking to acquire. Although there can be no assurance regarding the ultimate impact that adoption of these proposals will have on us, if the proposals are enacted, we expect that the benefits we seek to realize from our pending bank acquisition will be reduced.

Consumer Protection Laws

We are subject to state and federal consumer protection laws, including laws prohibiting unfair and deceptive practices, regulating electronic fund transfers and protecting consumer nonpublic information. We believe that we have appropriate procedures in place for compliance with these consumer protection laws, but many issues regarding our service have not yet been addressed by the federal and state agencies charged with interpreting the applicable laws.

Although not expressly required to do so under the Electronic Fund Transfer Act and Regulation E of the Federal Reserve Board, we disclose, consistent with banking industry practice, the terms of our electronic fund transfer services to consumers prior to their use of the service, provide 21 days’ advance notice of material changes, establish specific error resolution procedures and timetables, and limit customer liability for transactions that are not authorized by the consumer.

Card Associations

In order to provide our products and services, we, as well as the banks that issue our cards, must register with Visa and MasterCard and, as a result, are subject to card association rules that could subject us to a variety of fines or penalties that may be levied by the card association or network for certain acts or omissions. The banks that issue our cards are specifically registered as “members” of the Visa and/or MasterCard card associations. Visa and MasterCard set the standards with which we and the card issuing banks must comply.

Employees

As of September 30, 2010, we had 327 employees, including 287 in general and administrative, 33 in sales and marketing and 7 in research and product development. None of our employees is represented by a labor union or is covered by a collective bargaining agreement. We have never experienced any employment-related work stoppages and consider relations with our employees to be good. As of September 30, 2010, we also had arrangements with third-party call center providers in Guatemala and the Philippines that provided us with approximately 800 contractors for customer service and similar functions.

Facilities

We lease approximately 80,000 square feet in Monrovia, California for our corporate headquarters, pursuant to a noncancelable lease agreement for approximately 53,000 square feet that expires, as to approximately 4,000 square feet, in December 2011 and, as to the remainder, in September 2012 and sub-lease agreements for a total of approximately 27,000 square feet that expire in December 2011. We believe our space is adequate for our current needs and that suitable additional or substitute space will be available to accommodate the foreseeable expansion of our operations.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are not currently a party to any material legal proceedings, and to our knowledge none is threatened.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of September 30, 2010:

Name	Age	Position(s)

Steven W. Streit	48	Chairman, President and Chief Executive Officer
Mark T. Troughton	42	President, Cards and Network
John L. Keatley	37	Chief Financial Officer
John C. Ricci	45	General Counsel and Secretary
William D. Sowell	45	Chief Operating Officer
Kenneth C. Aldrich*	72	Director
Timothy R. Greenleaf(1)	54	Director
Virginia L. Hanna(1)(2)(3)	59	Director
Michael J. Moritz(2)(3)	56	Director
William H. Ott, Jr.(1)	58	Director
W. Thomas Smith, Jr.(2)(3)	63	Director

*	Lead independent director.

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Member of our nominating and governance committee.

Steven W. Streit is our founder, and has served as our President and a director since October 1999, our Chief Executive Officer since January 2001 and our Chairman since February 2010. He also served as our Secretary from October 1999 to April 2000 and as our Treasurer from October 1999 to April 2004. From 1983 to 1999, Mr. Streit worked in the radio broadcasting industry, including serving as a Vice President of Programming at AMFM, a publicly-traded radio broadcast group. We believe Mr. Streit should serve as our Chairman based on the perspective and experience he brings to our board of directors as our President and Chief Executive Officer and our founder, which adds historical knowledge, operational expertise and continuity to our board of directors.

Mark T. Troughton has served as our President, Cards and Network, since February 2007. From June 2003 to July 2004, he served as our Executive Vice President, Business Development, and from July 2004 to February 2007, he served as our Chief Operating Officer and Executive Vice President of Corporate Strategy. Prior to joining Green Dot, Mr. Troughton was Vice President, Marketplace Services for Quadrem.com, an Internet procurement company. Mr. Troughton’s prior experience also includes a four-year tenure at McKinsey & Company, a management consulting firm, where he served in various capacities, including most recently as Engagement Manager. Mr. Troughton started his career as a Chartered Accountant and entrepreneur in South Africa. He holds a BCom, a BCom (Hons) and an MCom, each in finance, accounting or related subjects, from the University of Cape Town (South Africa).

John L. Keatley has served as our Chief Financial Officer since October 2006. From May 2005 to October 2006, he served as our Vice President, Finance, and from August 2004 to May 2005, he served as our Director, Financial Planning & Analysis. Prior to joining Green Dot, Mr. Keatley served in various positions at McKinsey & Company, a management consulting firm, from October 2001 to July 2004, most recently as Engagement Manager. Mr. Keatley holds an A.B. in physics from Princeton University and an M.B.A. from Harvard Business School.

John C. Ricci has served as our General Counsel since June 2004 and our Secretary since April 2003. From April 2003 to June 2004, he served as our Director of Legal Affairs. Prior to joining Green

Dot, Mr. Ricci was an associate at the law firm of Strategic Law Partners, LLP from November 1999 to June 2002. Mr. Ricci began his career as an attorney in the Enforcement Division of the SEC. Mr. Ricci holds a B.A. in economics and political science from the University of California at San Diego and a J.D. from Loyola Law School.

William D. Sowell has served as our Chief Operating Officer since March 2009. Prior to joining Green Dot, Mr. Sowell served in a number of positions at GE Money, a financial services company, from March 1998 to January 2006, most recently as Vice President, Prepaid Products. From May 1998 to March 2000, Mr. Sowell also served as a Master Black Belt (Vice President, Quality) at GE Mortgage Services, a mortgage servicing company. Mr. Sowell holds a B.S. in electronic engineering technology from East Tennessee State University and an M.B.A. from Southern Methodist University.

Kenneth C. Aldrich has served on our board of directors since January 2001. Mr. Aldrich is currently Chairman of the Board of International Stem Cell Corporation, a biotechnology company focused on developing therapeutic and research products through a proprietary stem cell technology. He has served in that position since January 2008 and previously from January 2001 through June 2006. Mr. Aldrich has also served as President of The Aldrich Company, a real estate investment firm, since June 1975, and on the board of directors of WaveTec Vision Systems, Inc. since January 1999. Mr. Aldrich previously served on the boards of directors of Encode Bio, Inc. and International Stem Cell Corporation. Mr. Aldrich holds an A.B. in history and literature from Harvard University and a J.D. from Harvard Law School. We believe Mr. Aldrich should serve as a member of our board of directors based on his extensive corporate management experience, including serving as the chief executive officer of a publicly-held company and the chief financial officer of another publicly-held company, and his experience with the organizational challenges involved with becoming a publicly-held company.

Timothy R. Greenleaf has served on our board of directors since January 2001. Mr. Greenleaf has been the Managing Director of Fairmont Capital, Inc., a private equity firm with a focus on investments in middle-market consumer-related businesses, since January 1999. Previously, Mr. Greenleaf was a partner at the law firm of Fulbright & Jaworski L.L.P., specializing in mergers and acquisitions, and tax and corporate structuring. Mr. Greenleaf has served on a number of other boards of directors, including Fairmont Capital, Garden Fresh Restaurant Corp. (Souplantation) and Shari’s Management Corp. Mr. Greenleaf holds a dual B.A. in administrative studies and political science from the University of California at Riverside, a J.D. from Loyola Law School and an L.L.M. in taxation from New York University Law School. We believe Mr. Greenleaf should serve as a member of our board of directors based on his experience as a private equity investor, tax attorney and financial advisor, the leadership qualities he brings to our audit committee and the perspective he adds to our board of directors from his service on the boards of directors of other companies.

Virginia L. Hanna has served on our board of directors since April 2002. Ms. Hanna has served as the President and Chief Executive Officer of Hanna Capital Management, Inc., a business management firm, since March 1998, as a Managing Member of Hanna Ventures, LLC, a venture capital firm, since April 1999, and as CEO, President and Managing Member of Hanna Energy, LLC, an energy consulting firm, since December 2009. From 1996 to April 1997, Ms. Hanna was Treasurer and Director of Investor Relations at Intuit Inc., a consumer and small business financial software company. Ms. Hanna served as the Vice President and Treasurer of The Vons Companies, Inc., a supermarket retailer, from 1985 to 1995. Ms. Hanna holds a B.A. in liberal arts from the University of Illinois and an M.B.A. in finance from DePaul University. We believe Ms. Hanna should serve as a member of our board of directors based on her experience as a financial executive at two consumer-focused, publicly-held companies during the period from 1985 to 1997, which provides our board of directors with insights into the areas of corporate finance, cash management and investor relations, and the perspective she brings from her involvement with retailer deployment of card-based payment systems and the design and implementation of electronic point of sale transaction systems in retail environments.

Michael J. Moritz has served on our board of directors since February 2003. Mr. Moritz has been a Managing Member of Sequoia Capital since 1986. He has previously served as a director of a variety of companies, including Flextronics Ltd., Google Inc., PayPal, Inc., Red Envelope, Inc., Saba Software, Inc., Yahoo! Inc. and Zappos.com, Inc. Mr. Moritz holds an M.A. in modern history from Christ Church, Oxford. We believe Mr. Moritz should serve as a member of our board of directors based on the important perspective he brings to our board of directors from his over 25 years of experience in the venture capital industry, providing guidance and counsel to a wide variety of companies, and service on the boards of directors of a range of consumer- or retail-oriented, private and publicly-held companies.

William H. Ott, Jr. has served on our board of directors since January 2010. Since 2003, Mr. Ott has served as the President of PEAC Ventures, Inc., a corporate advisory and consulting firm. From 2002 to 2003, Mr. Ott served as the Chief Operating Officer of Visa U.S.A. Inc. From 1998 to 2002, Mr. Ott served as Group Executive in charge of retail, small business, card services, mortgage and consumer banking, as well as marketing, advertising and operations, for St. George Bank, a commercial bank based in Sydney, Australia. He serves as an advisor to the Ethics and Compliance Officer Association. Mr. Ott previously served as Chairman of E*TRADE Bank and as a director of CashCard Australia. Mr. Ott holds a B.A. in English from San Jose State University and an M.B.A. from Santa Clara University. We believe Mr. Ott should serve as a member of our board of directors based on his experience in senior management roles at large publicly-held domestic, global and international banking companies and at card and retail payments companies, including serving in the positions described above, and the perspective he brings to our board of directors from his experiences as a business consultant and his service on the boards of directors of other companies.

W. Thomas Smith, Jr. has served on our board of directors since April 2001. Mr. Smith founded Total Technology Ventures, LLC, a venture capital firm, and has been its Managing Director since April 2000. Mr. Smith retired from IBM in 2000 after 30 years of service. Mr. Smith also serves on the boards of directors of numerous private companies, including ALI Solutions, E-Duction, Inc. and Silverpop. Mr. Smith holds a B.S. in industrial management from The Georgia Institute of Technology and completed the executive program at Dartmouth College’s Amos Tuck School of Business. We believe Mr. Smith should serve as a member of our board of directors based on his extensive management experience, including serving in senior executive positions responsible for sales, service and relationship management, and the perspective he brings to our board of directors from his exposure to the financial services industry during his tenure at IBM.

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no familial relationships among our directors and officers.

Board of Directors Composition

Under our restated bylaws, our board of directors may set the authorized number of directors. Our board of directors currently consists of seven members. Our board of directors has determined that the following six members of our board of directors are currently independent as determined under the rules of the NYSE — Messrs. Aldrich, Greenleaf, Moritz, Ott and Smith and Ms. Hanna.

Our board of directors is divided into three classes of directors, who serve staggered three-year terms, as follows:

•	Class I directors are Messrs. Ott and Smith (current terms expiring in 2011);

•	Class II directors are Mr. Aldrich and Ms. Hanna (current terms expiring in 2012); and

•	Class III directors are Messrs. Greenleaf, Moritz and Streit (current terms expiring in 2013).

At each annual meeting of our stockholders, successors to the directors whose terms expire at that meeting will be elected to serve until the third annual meeting after their election or until their successors have been elected. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes serving for the remainder of their respective terms.

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee. The composition and responsibilities of each committee are described below. Copies of the charters for each committee are available, without charge, upon request in writing to Green Dot Corporation, 605 East Huntington Drive, Suite 205, Monrovia, California 91016, Attn: General Counsel or by clicking on “Corporate Governance” in the investor relations section of our website, http://ir.greendot.com/. Members serve on these committees until their resignations or until otherwise determined by our board of directors.

Audit Committee

Our audit committee is comprised of Mr. Greenleaf, who is the chair of the audit committee, and Ms. Hanna and Mr. Ott. The composition of our audit committee meets the requirements for independence under the current NYSE and SEC rules and regulations. Each member of our audit committee is financially literate as required by current NYSE listing standards. In addition, our board of directors has determined that Mr. Greenleaf is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act based on his experience in the areas of venture capital and private equity investment (including strategic financial analysis), finance and business generally. Our audit committee recommended, and our board of directors adopted, an amended and restated charter for our audit committee, which is posted on the investor relations section of our website, http://ir.greendot.com/. Our audit committee, among other things:

•	appoints our independent auditors;

•	approves the audit and non-audit services to be performed by our independent auditors;

•	assesses the qualifications, performance and independence of our independent auditors;

•	monitors the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviews the integrity, adequacy and effectiveness of our accounting and financial reporting processes and the adequacy and effectiveness of our systems of internal control;

•	discusses the results of the audit with the independent auditors and reviews with management and the independent auditors our interim and year-end operating results; and

•	prepares the audit committee report that the SEC requires in our annual proxy statement.

Compensation Committee

Our compensation committee is comprised of Mr. Smith, who is the chair of the compensation committee, and Ms. Hanna and Mr. Moritz. The composition of our compensation committee meets the requirements for independence under the current NYSE and SEC rules and regulations. Our compensation committee recommended, and our board of directors adopted, a charter for our compensation committee, which is posted on the investor relations section of our website, http://ir.greendot.com/. Our compensation committee, among other things:

•	reviews, approves and makes recommendations to our board of directors regarding the compensation of our executive officers;

•	administers and interprets our stock and equity incentive plans;

•	reviews, approves and makes recommendations to our board of directors (as our compensation committee deems appropriate) with respect to equity and non-equity incentive compensation plans; and

•	establishes and reviews general strategies relating to compensation and benefits of our employees.

Nominating and Governance Committee

Our nominating and governance committee is comprised of Ms. Hanna, who is the chair of the nominating and governance committee, and Messrs. Moritz and Smith. The composition of our nominating and governance committee meets the requirements for independence under the current NYSE and SEC rules and regulations. Our nominating and governance committee recommended, and our board of directors adopted, a charter for our nominating and governance committee, which is posted on the investor relations section of our website, http://ir.greendot.com/. Our nominating and governance committee, among other things:

•	identifies, evaluates and recommends nominees to our board of directors and its committees;

•	oversees the evaluation of the performance of our board of directors and its committees and of individual directors;

•	considers and makes recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	reviews our legal compliance policies; and

•	makes recommendations to our board of directors concerning our corporate governance guidelines and other corporate governance matters.

Compensation Committee Interlocks and Insider Participation

Since August 1, 2008, the following directors and former directors have at one time been members of our compensation committee: Messrs. Moritz and Smith, Ms. Hanna and a former director, Donald B. Wiener. None of them has at any time been one of our officers or employees. None of our executive officers serves or in the past has served as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on our board of directors or our compensation committee.

Preferred Stock Financings

In December 2008, entities associated with Sequoia Capital purchased 1,181,818 shares of Series C-2 Preferred Stock. Mr. Moritz was then and is currently a Managing Member of Sequoia Capital.

Warrant Exercises

In March 2007, David W. Hanna, Trustee, David William Hanna Trust dated October 30, 1989 exercised warrants to purchase 145,348 shares of our common stock. Mr. Hanna is the spouse of Ms. Hanna.

Director Compensation

The following table provides information for our fiscal year ended July 31, 2009 and the five months ended December 31, 2009 regarding all plan and non-plan compensation awarded to, earned by or paid to each non-employee who served as a director for some portion or all of those periods. In fiscal 2009 and the five months ended December 31, 2009, none of our directors received compensation for his or her services as a director except the chair of our audit committee, who received an equity award, with a grant date fair value of $39,990, for serving in that role during fiscal 2009. Other than reimbursement of reasonable travel and related expenses incurred by non-employee directors in connection with their attendance at meetings of our board of directors and its committees and the payment to Mr. Ott of $3,000 for attending a meeting of our board of directors prior to his appointment as a non-employee director, we did not pay any fees, make any equity or non-equity awards or pay any other compensation to our non-employee directors in fiscal 2009 or in the five months ended December 31, 2009.

Name	Stock Awards

Kenneth C. Aldrich	—
Timothy R. Greenleaf	$39,990	(1)
Virginia L. Hanna	—
Michael J. Moritz	—
William H. Ott, Jr.(2)	—
W. Thomas Smith, Jr	—
Michael S. Fisher*	—
Donald B. Wiener*	—

*	Former director.

(1)	Represents the grant date fair value of 3,720 fully-vested shares of our common stock that were issued to Mr. Greenleaf as compensation for his services as chair of our audit committee on December 11, 2008 under our 2001 Stock Plan.

(2)	Mr. Ott was appointed to our board of directors after the completion of fiscal 2009 and did not receive any compensation for fiscal 2009.

Our non-employee directors, other than those who are prohibited from receiving director compensation pursuant to the policies of their affiliated funds, are compensated with a combination of cash and equity awards. Effective January 1, 2010, the annual retainer fee for service on our board of directors is $20,000 and the additional annual retainer fee for service:

•	on our audit committee is $10,000 for the chair of that committee and $5,000 for each of its other members;

•	on our compensation committee is $5,000 for the chair of that committee and $3,000 for each of its other members;

•	on our nominating and corporate governance committee is $5,000 for the chair of that committee and $3,000 for each of its other members; and

•	as the Lead Independent Director is $5,000.

In addition to cash retainer fees, non-employee directors receive meeting fees of $3,000 for each meeting of our board of directors attended, $1,750 for each meeting of our audit committee attended and $500 for each meeting of our compensation committee or nominating and corporate governance committee attended.

In addition, following the completion of our pending bank acquisition, we intend to compensate any non-employee director who serves on the board of directors or audit committee of our proposed subsidiary bank. The annual retainer fee for service on the board of directors of our proposed subsidiary bank will be $10,000, and the additional annual retainer fee for service on the audit committee of our proposed subsidiary bank will be $5,000 for the chair of the audit committee and $3,000 for each of its other members.

Our board of directors has adopted a non-employee director equity compensation policy for 2010 that provides for the granting of an option to purchase 8,500 shares of Class A common stock under our 2010 Equity Incentive Plan to any non-employee director who first becomes a member of our board of directors in 2010. In addition, non-employee directors are eligible to receive discretionary awards. The awards granted in connection with commencement of service as a member of our board of directors are fully vested and immediately exercisable as of the grant date.

In addition, non-employee directors who serve on the board of directors or any committee of our proposed subsidiary bank will receive meeting fees and stock option awards. The per-meeting fee for service on the board of directors of our proposed subsidiary bank will be $3,000 and for service on the audit committee of our proposed subsidiary bank will be $750. Non-employee directors will also receive an option to purchase 8,500 shares of Class A common stock pursuant to the terms described above.

Non-employee directors are also eligible for and may elect to receive medical, dental and vision benefits. These benefits are available to our employees, officers and directors generally and in operation provide for the same method of allocation of benefits between management and non-management participants.

Non-employee directors receive no other form of remuneration, perquisites or benefits, but are reimbursed for their expenses in attending meetings, including travel, meal and other expenses incurred to attend meetings solely among the non-employee directors.

In February 2010, in connection with his appointment to our board of directors, we awarded Mr. Ott an option to purchase 17,000 shares of our Class B common stock, with an exercise price of $25.00 per share. This award had a grant date fair value of $208,080. Also in February 2010, we issued 1,600 fully-vested shares of our Class B common stock to Mr. Greenleaf under our 2001 Stock Plan as compensation for his services as chair of our audit committee. This award had a grant date fair value of $40,000.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion describes and analyzes our compensation program for the five executive officers who are identified in the “Summary Compensation Table” below (our “named executive officers”). For fiscal 2009 and the five months ended December 31, 2009, our named executive officers were:

•	Steven W. Streit, Chairman, President and Chief Executive Officer, or CEO;

•	Mark T. Troughton, President, Cards and Network;

•	John L. Keatley, Chief Financial Officer;

•	John C. Ricci, General Counsel and Secretary; and

•	William D. Sowell, Chief Operating Officer.

Compensation Philosophy and Objectives

Our executive compensation program is designed to:

•	attract and retain talented and experienced executives;

•	motivate and reward executives whose knowledge, skills and performance are critical to our success;

•	link compensation to company performance and individual achievement;

•	link specific cash-based elements of compensation to our near-term financial performance; and

•	align the interests of our executive officers and those of our stockholders by providing our executive officers with long-term incentives to increase stockholder value.

We have endeavored to create an executive compensation program that provides a mix of short-term and long-term payments and awards, cash payments and equity awards, and fixed and variable payments and awards that we believe appropriately motivates our executive officers and discourages them from taking excessive or unnecessary risks. We view these components of compensation as related but distinct. Although our compensation committee considers the value of total compensation of our executive officers, neither our board of directors nor our compensation committee believes that significant compensation derived from one component of compensation should negate or reduce compensation derived from other components. Except as described below, neither our compensation committee nor our board of directors has adopted any formal or informal policies or guidelines for allocating total target compensation between short-term and long-term compensation, between cash payments and equity awards or between fixed and variable payments and awards. However, in general, our compensation committee and our board of directors believe a significant portion of the value of total target compensation for each of our named executive officers should be in the form of performance-based compensation. In addition, our compensation committee and our board of directors strive to keep cash compensation at a competitive level while providing executive officers with the opportunity to be well rewarded through equity awards if our company performs well over time.

From time to time, special business conditions may warrant additional compensation to attract, retain or motivate executive officers. Examples of these conditions include the need to recruit or retain individuals with specific or unique talents, and to recognize exceptional contributions. In these situations, we consider our business needs and the potential costs and benefits of special rewards. For instance, in fiscal 2009, we awarded Mr. Sowell a housing and travel allowance under his offer letter.

Historical Compensation Decision Process

Our compensation committee oversees the compensation of our named executive officers and our executive compensation programs and initiatives. Our compensation committee typically reviews executive officer compensation, both base salary levels and the target levels for variable cash incentive awards, following the end of each fiscal year. In connection with this review, our compensation committee considers any input it may receive from our CEO (with respect to executive officers other than himself) in evaluating the performance of each executive officer and sets each executive officer’s total target cash compensation for the current year based on this review and the other factors described below. We pay cash incentive awards under our management cash incentive compensation plans, which are designed to compensate our named executive officers for their contribution to achieving semi-annual financial goals contained in our company financial plan, as explained in further detail below. This plan informally resets each year when our board of directors approves our company financial plan for the next fiscal year unless and until our compensation committee or our board of directors determines otherwise. In connection with its annual review and any reviews that occur during the fiscal year, our compensation committee also recommends to our board of directors any equity compensation to be awarded to our named executive officers. Authority to make equity award grants to our named executive officers currently rests with our board of directors.

We have based most, if not all, of our prior compensation determinations, including those made for fiscal 2009 and the five months ended December 31, 2009, on a variety of factors, including our performance, our financial condition and available resources, individual performance, our need for a particular position to be filled and the recommendations of our CEO (other than with respect to his own compensation). In addition, we have based our prior compensation determinations on our compensation committee’s and/or our board of directors’ evaluation of the competitive market based on their respective members’ experience with other companies and the competitive market, compensation survey data available from outside sources and, to a lesser degree, the compensation levels of our other executive officers, each as of the time of the applicable compensation decision. Although our compensation committee members refer to compensation survey data, they do not formally benchmark executive compensation against a particular set of comparable companies or use a formula to set the compensation for our executives in relation to survey data. Substantially all of our compensation committee’s discussions and decisions about executive compensation occur outside of formal meetings through e-mails and other informal communications. In establishing compensation for executive officers other than our CEO, our compensation committee gives weight to the recommendations of our CEO, which are communicated to the chair of our compensation committee, but final decisions about the compensation of our named executive officers are typically made solely by our compensation committee.

We expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve and our compensation committee’s processes and procedures will become more formalized as we gain experience operating as a public company. Although we have no current plans to effect any material changes to our executive compensation program, the compensation paid to our named executive officers for fiscal 2009 and the five months ended December 31, 2009 is not necessarily indicative of how we will compensate our named executive officers in future periods. For example, our compensation committee recently engaged an independent compensation consultant and will consider any recommendations the consultant may make.

Elements of Compensation

Our current executive compensation program consists of the following primary components:

•	base salary;

•	variable and other cash incentive awards linked to corporate and/or individual objectives; and

•	periodic grants of long-term equity-based awards.

Base Salary.  We seek to provide each member of our senior management with a base salary that is appropriate for his roles and responsibilities, and that provides him with a level of income stability. Our compensation committee reviews the base salaries of our executive officers annually, with significant input from our CEO, to determine whether any adjustment is warranted. In considering a base salary adjustment, our compensation committee considers our company’s overall performance and the executive officer’s performance, individual contribution, changes in responsibilities and prior experience. Our compensation committee may also take into account the executive officer’s current salary and equity ownership and the amounts paid to other executive officers of our company. Our compensation committee relies upon its members’ experience with the compensation practices of other companies, compensation survey data available from outside sources and its members’ familiarity with the competitive market.

For fiscal 2009, we determined the base salaries of each of our named executive officers by evaluating our company’s overall performance and his performance, contributions and prior experience. Our compensation committee made its compensation decisions for fiscal 2009 based on its subjective judgment taking into account the available information, including our CEO’s recommendations and the experience of the members of our compensation committee with the compensation practices of other companies, compensation survey data available from outside sources and their familiarity with the competitive market. After careful consideration, in October 2008, our compensation committee increased the annual base salaries of Messrs. Troughton, Keatley and Ricci by $50,000 (to $350,000), $50,000 (to $300,000) and $25,000 (to $275,000), respectively. Our compensation committee made these adjustments to make these base salaries more competitive with those of other companies and to compensate these named executive officers for increased responsibilities associated with our company’s growth. Consistent with his request, Mr. Streit did not receive a base salary increase. Our compensation committee believed Mr. Streit’s then-current salary level was competitive, and his salary, together with his equity ownership in our company and vested stock option awards, would serve as an effective means of retaining and incentivizing him.

In connection with the hiring of Mr. Sowell as our Chief Operating Officer in March 2009, we negotiated an employment arrangement with him that provided for an annual base salary of $235,000. In negotiating and setting Mr. Sowell’s base salary, we offered him the amount of compensation we believed was necessary to attract a qualified candidate, taking into account the other cash compensation and personal benefits offered, including Mr. Sowell’s $4,000 per month housing and travel allowance. See “— Other Executive Benefits and Perquisites” below for a description of this benefit. In July 2009, we increased Mr. Sowell’s base salary by $50,000 (to $285,000) in recognition of the fact that Mr. Sowell’s responsibilities within our company were greater than originally anticipated and to achieve internal equity among our named executive officer team.

During the five months ended December 31, 2009, the compensation committee evaluated the base salary of each of our named executive officers and made compensation decisions for the year ending December 31, 2010 based on its subjective judgment taking into account the available information, including among other things the CEO’s recommendations. Effective in January 2010, the compensation committee increased the annual base salaries of Messrs. Streit, Troughton, Keatley and Ricci to $525,000, $475,000, $425,000 and $350,000, respectively.

The actual base salaries paid to our named executive officers in fiscal 2009 and the five months ended December 31, 2009 are set forth in the “Summary Compensation Table” below.

Cash Incentive Awards.  We utilize cash bonuses to incentivize our executive officers to achieve company and/or individual performance goals on a semi-annual basis, and to reward extraordinary accomplishments. We establish bonus targets for variable cash incentive awards annually, following the end of the fiscal year, and we pay bonuses following the applicable performance period (i.e., the first and second halves of each fiscal year). Each executive officer’s on-target bonus amount is a pre-determined amount that is intended to provide a competitive level of compensation if the executive officer achieves his performance targets. Performance targets consist of one or more company performance objectives and/or individual objectives established by our CEO for the particular executive officer. In general, we use performance targets to ensure that our executive compensation program aligns the interests of each of our named executive officers with those of our stockholders and that we provide our named executive officers with incentives to maximize their efforts throughout the year. Our annual variable cash incentive awards are intended to compensate our named executive officers for their contribution to achieving semi-annual financial goals contained in our company financial plan and for success in meeting any individual performance objectives. We determine the actual bonus award for each of our named executive officers according to his level of achievement of his performance objectives. For more information about our variable cash incentive awards, see “— FY2009 Management Cash Incentive Compensation Plan” and “— FY2010 Management Cash Incentive Compensation Plan” below.

Our compensation committee may grant non-plan cash incentive awards at any time during the fiscal year to reward an executive officer who accomplishes pre-established extraordinary or nonrecurring business objectives on behalf of our company. To date, the compensation committee has granted these awards infrequently. In October 2008, our compensation committee approved a $50,000 award to Mr. Troughton, conditioned upon his success at securing a key commercial agreement on acceptable terms. We paid Mr. Troughton this amount in full in January 2009 pursuant to the terms of the award.

The actual cash incentive awards paid to our named executive officers in fiscal 2009 and the five months ended December 31, 2009, as determined in accordance with the management cash incentive compensation plan for the applicable period (described below) or otherwise, are set forth in the “Summary Compensation Table” below under the column captioned “Non-Equity Incentive Plan Compensation.”

FY2009 Management Cash Incentive Compensation Plan.  We calculated all variable cash incentive awards under our FY2009 Management Cash Incentive Compensation Plan by multiplying the individual’s on-target bonus amount by the percentage of achievement of corporate objectives and, if applicable, by the percentage of achievement of individual objectives. In keeping with past practice, in early fiscal 2009 we established no individual objectives for our named executive officers for any of the periods under the plan. In March 2009, we tied our new Chief Operating Officer’s cash incentive award to both corporate objectives and individual objectives, as explained below.

For fiscal 2009, our compensation committee set the annual on-target bonus amount for each executive officer at a value that it believed would provide a competitive level of compensation if the executive officer achieved his performance targets, based on its subjective judgment taking into account the available information, including our CEO’s recommendations and its members’ experience with the compensation practices of other companies, compensation survey data available from outside sources and its members’ familiarity with the competitive market. For fiscal 2009, the individual on-target bonus amounts for our named executive officers ranged from 17% to 36% of their respective base annual salaries. The on-target bonus amounts for our named executive officers for fiscal 2009 were as follows:

	On-Target
	Bonus
Executive Officer	Amount

Steven W. Streit	$75,000
Mark T. Troughton	100,000
John L. Keatley	100,000
John C. Ricci	100,000
William D. Sowell	28,471	(1)

(1)	Mr. Sowell’s annual on-target bonus amount was $70,500, prorated based on his date of hire of March 2, 2009. In connection with the hiring of Mr. Sowell as our Chief Operating Officer in March

2009, we negotiated an employment arrangement with him that provided for an on-target bonus amount equal to 30% of his base annual salary, which we believed was the level of variable cash incentive compensation required to attract qualified candidates and provide the candidate selected with appropriate incentives during his first year of service.

The actual on-target bonus amounts in each of the applicable semi-annual periods were 50% of the amounts stated above. As explained below, the actual amount of any variable cash incentive award paid to a named executive officer could be less than 100% of the applicable on-target bonus amount, depending on the percentage of achievement of corporate and individual objectives. Our FY2009 Management Cash Incentive Compensation Plan provides that the amount of the actual bonus payment cannot exceed the on-target bonus amount.

Our board of directors approves a financial plan for our company for each fiscal year and, in practice, that action resets our management cash incentive compensation plan for that year, establishing the corporate objective under the plan. For fiscal 2009, the bonuses were earned and paid semi-annually based upon attainment of the semi-annual goals contained in our company financial plan for profit before tax, or PBT, which is calculated by adding the amount of stock-based compensation to the amount of income before income taxes reflected in our consolidated statements of operations. PBT was originally chosen as the corporate objective under the plan because we believed it to be the best indicator of financial success and stockholder value creation for our company. We also believe that the focus on PBT as the corporate objective discourages inappropriate risk taking by our executives as it encourages them to take a balanced approach that focuses on corporate profitability. The PBT targets were set at levels that were intended to reward our named executive officers for achieving results that met our expectations. We believe that, to provide for an appropriate incentive effect, the goals should be such that to achieve 100% of the objective, the performance for the applicable period must be aligned with our company financial plan, and that our named executive officers should not be rewarded for company performance that did not approximate our company financial plan. Accordingly, as discussed below, we would have paid our named executive officers nothing if the PBT achieved in a particular semi-annual period was less than 90% of the PBT target for that period.

For the first and last six months of fiscal 2009, the PBT targets under the plan were $24.3 million (268% year-over-year growth) and $36.4 million (50% year-over-year growth), respectively, and actual results were $24.2 million (267% year-over-year growth) and $42.4 million (75% year-over-year growth), respectively. We determined that the company objective percentage was 100% for both periods, which under the above formula resulted in 100% of the on-target bonus amounts being payable to the executive officer participants, subject to the impact of any individual objective(s) established for the participants.

We may also set individual objectives under our management cash incentive compensation plan to promote achievement of non-financial operational goals. According to the plan, these objectives should be:

•	directly or indirectly linked to our company’s achievement of its objectives;

•	aspirational — i.e., their achievement should represent a bonus-worthy accomplishment; and

•	linked to the executive officer’s job description and direct responsibilities.

For purposes of the formula contained in the FY2009 Management Cash Incentive Compensation Plan, we based the percentage of achievement of individual objectives on the degree to which each of the objectives is achieved, as determined by the assessments and recommendations of our CEO. Any particular individual objective that is achieved at less than 90% of the target for that objective would be counted as zero, causing the amount that has been allocated to that objective to be zero and, as a result, reducing the total amount paid.

For fiscal 2009, our compensation committee determined not to establish individual objectives for our named executive officers other than our new Chief Operating Officer, Mr. Sowell, because it believed that, in general, their cash incentive compensation should be based solely on our financial performance. In October 2008, our compensation committee, to ensure internal equity among executive officers under the plan, approved a $50,000 non-plan incentive award to Mr. Troughton that was conditioned upon his success at securing a key commercial agreement on acceptable terms and that was paid in full in January 2009.

As a managerial decision, in connection with the commencement of the employment of our new Chief Operating Officer, Mr. Sowell, our CEO established individual objectives for Mr. Sowell for the second half of fiscal 2009 under our FY2009 Management Cash Incentive Compensation Plan. The fiscal 2009 individual objectives of Mr. Sowell focused on operational activities within his area of responsibility, including the re-launch of our Green Dot-branded GPR card, integration of PayPal as a network acceptance member and developing enterprise processes for coordinating new product development and assessing organizational risk. For the last six months of fiscal 2009, our CEO determined that Mr. Sowell achieved at least 90% of each of the individual objectives contained in his cash incentive award and, on a combined basis, achieved 91.5% of his individual objectives. Under the formula contained in the plan, which provides for the on-target bonus amount to be multiplied by the percentage achievement of corporate objectives (i.e., 100%) and the percentage achievement of individual objectives (i.e., 91.5%), we paid Mr. Sowell 91.5% of his on-target bonus amount.

FY2010 Management Cash Incentive Compensation Plan.  Prior to the change in our fiscal year-end to December 31, our compensation committee established the FY2010 Management Cash Incentive Compensation Plan as the primary means of providing cash incentive compensation to our named executive officers for the year ending July 31, 2010. The FY2010 Management Cash Incentive Compensation Plan was identical to the FY2009 Management Cash Incentive Compensation Plan, except the payments to our named executive officers thereunder depended solely on the achievement of corporate objectives, which were set in the same manner and for the same reasons that the corporate objectives were set for the FY2009 Management Cash Incentive Compensation Plan. For the first six months of the year ending July 31, 2010, the PBT target under the plan was $33.6 million (39% year-over-year growth). As a result of the change in our fiscal year-end to December 31, the end of this performance period was shortened by one month to coincide with our new fiscal year-end and the plan was replaced in January 2010 with a new 2010 Management Cash Incentive Compensation Plan that contains two six-month performance periods. Consequently, the PBT target for the first and only performance period under the FY2010 Management Cash Incentive Compensation Plan was changed to $27.3 million (47% year-over-year growth), reflecting the financial plan for our company for the five months ended December 31, 2009. Actual results were $30.2 million (62% year-over-year growth). Accordingly, we determined that the company objective percentage was 100% for this new five-month payment period, which resulted in 100% of the awards being payable to the executive officer participants. For the adjusted threshold, target and maximum bonus amounts for each of our named executive officers, see the “Grants of Plan-Based Awards” table below.

Long-Term Equity-Based Awards.  We utilize equity awards, principally stock options, to ensure that our named executive officers have a continuing stake in our long-term success. Because we award our executive officers stock options with an exercise price equal to or greater than the fair market value of our common stock on the date of grant, the determination of which is discussed below, these options will have value to our named executive officers only if the market price of our common stock increases after the date of grant. Typically, our stock options vest and become exercisable as to 25% of the shares underlying the option on the first anniversary of the vesting commencement date, with the remainder of the shares vesting monthly in equal installments over the next three years. Our board of directors believes that these features of the awards align the interests of our named executive officers with those of the stockholders because they create the incentive to build stockholder value over the long-term. In addition, equity awards improve our ability to attract and retain our executives by providing compensation that is competitive with market levels.

We typically grant stock options to executive officers upon hiring or promotion, in connection with a significant change in responsibilities, to recognize extraordinary performance, or to achieve internal equity. At least annually, our compensation committee and/or our board of directors review the equity ownership of our executive officers and consider whether to make additional awards. Typically, our board of directors determines to make equity awards upon the recommendation of our compensation committee. In making its recommendation or determination, our compensation committee or our board of directors (as applicable) takes into account, on a subjective basis, various factors. These factors include the responsibilities, past performance and anticipated future contributions of the executive officer, and the competitiveness of the executive officer’s overall compensation package, as well as the executive officer’s existing equity holdings, the extent to which these holdings are vested, the potential reward to the executive officer if the market value of our common stock appreciates, and the recommendations of our CEO. Frequently, the amount of each award is determined with reference to a specified percentage of equity ownership in our company that is deemed appropriate for the individual, based on the foregoing factors.

We grant stock options with an exercise price equal to or greater than the fair value of our stock on the applicable date of grant. During fiscal 2009, our board of directors determined the value of our common stock based on the methodologies and other relevant factors discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Stock-Based Compensation.” For all grants of stock options made following the completion our initial public offering in July 2010, we have determined, and will determine in the future, fair value based on the closing price of our Class A common stock on the NYSE on the date of grant.

During fiscal 2009, our compensation committee reviewed equity compensation for our named executive officers and, with input from our CEO, determined that it was appropriate to provide additional incentive for Messrs. Keatley and Ricci to help us achieve our long-term growth objectives. Accordingly, in December 2008, upon the recommendation of our compensation committee, our board of directors approved grants of options to purchase 225,000 and 100,000 shares of our common stock to Messrs. Keatley and Ricci, respectively, each with an exercise price of $10.75 per share. The determination of the number of shares of our common stock underlying each stock option grant was made with reference to a specified percentage of equity ownership in our company based on our compensation committee’s recommendation in light of those individuals’ respective performances, equity ownership and level of vesting and the equity positions of our other named executive officers. Based on our compensation committee’s determination that the February 2008 stock option grants to Messrs. Streit and Troughton were providing them with sufficient incentive to help us achieve our long-term growth objectives, our compensation committee did not recommend and our board of directors did not grant awards of stock options to Messrs. Streit or Troughton in fiscal 2009. However, based on our CEO’s recommendation, our compensation committee converted the vesting terms of an option to purchase 450,000 shares of our common stock granted to Mr. Troughton in February 2008 from vesting conditioned upon our achievement of annual revenue goals to time-based vesting because, in view of our revenue growth during the first eight months of his vesting period and other factors, our board of directors determined that the performance goals were no longer necessary.

In connection with the hiring of Mr. Sowell in March 2009, we negotiated an employment arrangement with him that provided for an option to purchase 40,000 shares of our common stock, which our compensation committee believed was the level of compensation required to attract a qualified candidate and retain and provide him with incentives to perform as required over the duration of vesting of that award. In March 2009, our board of directors approved the grant to Mr. Sowell of options to purchase 40,000 shares of our common stock with an exercise price of $10.84 per share, pursuant to Mr. Sowell’s employment arrangement. In July 2009, our compensation committee recommended that our board of directors grant Mr. Sowell an additional option to purchase 100,000 shares of our common stock with an exercise price of $17.19. Our compensation committee made this recommendation based on our CEO’s recommendation and in recognition of the fact that

Mr. Sowell’s responsibilities within our company were greater than originally anticipated and to achieve internal equity among our named executive officer team. This award was granted in August 2009.

During the five months ended December 31, 2009, our compensation committee reviewed equity compensation for our named executive officers and, with input from our CEO (other than with respect to his own compensation), determined that it was appropriate to provide additional incentives for Messrs. Streit, Troughton, Keatley and Ricci to help us achieve our long-term growth and operational objectives, particularly those we expect to have as a public company. Accordingly, in November 2009, upon the recommendation of our compensation committee, our board of directors approved grants of options to purchase 400,000, 200,000, 150,000 and 100,000 shares of our common stock to Messrs. Streit, Troughton, Keatley and Ricci, respectively, each with an exercise price of $20.01 per share. The determination of the number of shares of our common stock underlying each stock option grant was made with reference to a specified percentage of equity ownership in our company based on our compensation committee’s recommendation in light of those individuals’ respective performances, equity ownership and level of vesting and the equity positions of our other named executive officers. Based on our compensation committee’s determination that the March and August 2009 stock option grants to Mr. Sowell were providing him with sufficient incentive to help us achieve our long-term growth objectives, our compensation committee did not recommend and our board of directors did not grant stock options to Mr. Sowell. In December 2009, our board of directors awarded 257,984 shares of common stock to Mr. Streit to compensate him for past services rendered to our company and further align his interests with those of our stockholders to increase the future value of our company. The number of shares awarded was equal to the number of shares underlying the fully-vested stock option that he had unintentionally allowed to expire unexercised in June 2009. This award restored Mr. Streit’s equity ownership to the level that our compensation committee and board of directors had sought to establish in November 2009 when Mr. Streit was awarded options to purchase 400,000 shares of our common stock. As noted above, our board of directors and compensation committee determined the size of the November 2009 award with reference to a percentage of equity ownership that it believed was appropriate in light of his performance, equity ownership and level of vesting and the equity positions of our other named executive officers. Following their determinations, our board of directors and our compensation committee became aware of the expiration of Mr. Streit’s fully-vested stock option and determined to reestablish Mr. Streit’s equity ownership at the level they had determined was appropriate in November 2009 for purposes of aligning his interests with those of our stockholders in light of his current equity position.

In the case of each of the stock option grants described above, the exercise price of the stock option equaled 100% of the fair value on the date of grant in accordance with the terms of our 2001 Stock Plan. Each stock option vests and becomes exercisable as to 25% of the shares underlying the option on the first anniversary of the vesting commencement date, with the remainder of the shares vesting monthly in equal installments over the next three years. Each of these stock options has a ten-year term.

In general, our stock option grants to date have been made under our 2001 Stock Plan. In June 2010, our board of directors adopted, and in July 2010 our stockholders approved, a new equity incentive plan and a new employee stock purchase plan. The 2010 Equity Incentive Plan replaces our 2001 Stock Plan and affords greater flexibility in making a wide variety of equity awards, including stock options, shares of restricted stock and stock appreciation rights, to executive officers and our other employees. The 2010 Employee Stock Purchase Plan enables eligible employees to periodically purchase shares of our Class A common stock at a discount. Participation in the 2010 Employee Stock Purchase Plan is available to all executive officers following this offering on the same basis as our other employees. See “— Employee Benefit Plans” below for descriptions of our 2001 Stock Plan, 2010 Equity Incentive Plan and 2010 Employee Stock Purchase Plan.

Severance and Change of Control Agreements

As the result of arm’s-length negotiations in connection with our offer letter to Mr. Sowell, we have agreed to provide Mr. Sowell severance benefits if his employment is terminated by our company without cause. In such an event, Mr. Sowell would be entitled to continued payment of his base salary for twelve months. During 2010, we entered into severance arrangements with our other four named executive officers. These arrangements included severance pay and accelerated vesting of equity awards. These arrangements were designed to improve retention of our senior executive team or, in the case of Mr. Troughton only, replace an existing employment agreement that contained a similar cash severance arrangement. Details of each of our named executive officer’s severance arrangements, including estimates of amounts payable in specified circumstances, are disclosed under “— Severance and Change of Control Agreements” below. The value of our severance arrangements for our named executive officers was not a material factor in our compensation committee’s or our board of directors’ determination of the level of any other element of their compensation.

We have routinely granted and will continue to grant our named executive officers stock options under our equity incentive plans. As further described in “— Severance and Change of Control Agreements” below, some of the option agreements for our executive officers provide for acceleration of vesting of the awards for up to 100% of the unvested shares in the event of a change of control.

Other Executive Benefits and Perquisites

We provide the following benefits to our executive officers on the same basis as our other eligible employees:

•	health insurance;

•	vacation, personal holidays and sick days;

•	life insurance and supplemental life insurance;

•	short-term and long-term disability insurance; and

•	a 401(k) retirement plan with matching contributions.

We believe these benefits are generally consistent with those offered by other companies and specifically with those companies with which we compete for employees.

In addition to the foregoing, we reimburse Mr. Streit’s cost of insurance premiums under our healthcare plans, continuing the benefit we provided him under our employment agreement with him that expired in January 2004.

Under the terms of his offer letter, we provide Mr. Sowell with a housing and travel allowance of up to $4,000 per month. We believed that this personal benefit was necessary to attract and retain Mr. Sowell, who resides in Texas and was not willing to relocate to Southern California on a full-time basis. In the event that Mr. Sowell terminates his employment with us before March 2, 2011, he is required to reimburse us for all amounts advanced to him under this allowance.

Other Compensation Practices and Policies

Stock Ownership Guidelines.  We do not currently have equity securities ownership guidelines.

Tax Considerations.  Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, disallows a tax deduction by any publicly-held corporation for individual compensation exceeding $1.0 million in any taxable year for its chief executive officer and each of our other named executive officers (other than its chief financial officer), unless compensation is performance-based. Prior to the time we became a publicly-held company, our board of directors had not taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation. We expect, however, that our compensation committee will adopt a policy that, where reasonably practicable, we will seek to qualify the variable compensation paid to our executive officers for an exemption from the deductibility limitations of Section 162(m). Thus, in approving the amount and form of compensation for our executive officers in the future, our compensation committee will consider all elements of the cost to our company of providing this compensation, including the potential impact of Section 162(m). However, our compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes these payments are appropriate to attract and retain executive talent.

Policy Regarding the Timing of Equity Awards.  We have no program, plan or practice pertaining to the timing of stock option grants to executive officers relative to the timing of the release of material nonpublic information. We do not, as of yet, have any plans to implement such a program, plan or practice. However, we intend to implement policies to ensure that equity awards are granted at fair market value on the date that the grant occurs.

Policy Regarding Restatements.  We do not have a formal policy regarding adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of the award or payment. Under those circumstances, our board of directors or our compensation committee would evaluate whether adjustments or recoveries of awards were appropriate based upon the facts and circumstances surrounding the restatement or adjustment.

Executive Compensation Tables

The following table provides information regarding all plan and non-plan compensation awarded to, earned by or paid to our principal executive officer, our principal financial officer and our three other most highly compensated executive officers serving as such at December 31, 2009 for all services rendered in all capacities to us during fiscal 2009 and the five months ended December 31, 2009. We refer to these five executive officers as our named executive officers.

Summary Compensation Table

					Non-Equity
	Fiscal		Stock	Option	Incentive Plan	All Other
Name and Principal Position	Year	Salary(1)	Awards(2)	Awards(3)	Compensation(4)	Compensation		Total(5)

Steven W. Streit	8/09-12/09*	$190,385	$5,162,260	$3,788,518	$31,250	$1,281	(6)	$9,173,694
President and Chief Executive Officer	2009	450,000	—	—	75,000	3,209	(6)	528,209
Mark T. Troughton	8/09-12/09*	148,077	—	1,894,259	41,667	—		2,084,003
President, Cards and Network	2009	339,231	—	—	150,000 (7)	—		489,231
John L. Keatley	8/09-12/09*	126,923	—	1,420,694	41,667	—		1,589,284
Chief Financial Officer	2009	289,231	—	1,262,215	100,000	—		1,651,446
John C. Ricci	8/09-12/09*	116,346	—	947,130	41,667	—		1,105,143
General Counsel	2009	269,615	—	560,985	100,000	—		930,600
William D. Sowell	8/09-12/09*	120,576	—	949,938	48,231	52,147	(9)	1,170,892
Chief Operating Officer	2009(8)	94,904	—	233,055	26,051	24,176	(9)	378,186

*	Effective September 2009, we changed our fiscal year-end from July 31 to December 31. Amounts in this row are for the five months ended December 31, 2009.

(1)	Effective in October 2008, the following named executive officers received an increase in annual base salary to the amounts set forth after their names: Mr. Troughton — $350,000; Mr. Keatley — $300,000 and Mr. Ricci — $275,000. Effective in July 2009, Mr. Sowell received an increase in annual base salary to $285,000. Effective in January 2010, the following named executive officers received an increase in annual base salary to the amounts set forth after their names: Mr. Streit — $525,000; Mr. Troughton — $475,000; Mr. Keatley — $425,000; and Mr. Ricci — $350,000.

(2)	The amount in this column represents the grant date fair value of the stock award granted to Mr. Streit, as discussed in note 11 of the notes to our audited consolidated financial statements.

(3)	The amounts in this column represent the grant date fair values of stock option awards granted to our named executive officers in the applicable period, as discussed in note 11 of the notes to our audited consolidated financial statements. See the “Grants of Plan-Based Awards” table below for information on stock option grants made during fiscal 2009 and the five months ended December 31, 2009.

(4)	The amounts in this column generally (see footnote 7) represent total performance-based bonuses under our FY2010 and FY2009 Management Cash Incentive Compensation Plans earned for services rendered in the applicable period. See the “Grants of Plan-Based Awards” table below for information on awards made under these plans.

(5)	The amounts in this column represent the sum of the compensation amounts reflected in the other columns of this table.

(6)	Represents a health insurance premium paid by us in the applicable period on behalf of Mr. Streit.

(7)	Includes a $50,000 incentive bonus awarded in January 2009 for Mr. Troughton’s success at securing a key commercial agreement on acceptable terms. This bonus was not awarded under our FY2009 Management Cash Incentive Compensation Plan.

(8)	Mr. Sowell joined our company in March 2009 and his compensation set forth in this row represents the amount earned from the commencement of his employment through July 31, 2009.

(9)	Represents perquisites and personal benefits received in the applicable period pursuant to Mr. Sowell’s housing and travel allowance.

In December 2008, we amended an option to purchase 450,000 shares of our common stock that was granted to Mr. Troughton in February 2008 to change the terms of vesting from performance-based to time-based vesting. See “— Compensation Discussion and Analysis — Elements of Compensation — Long-Term Equity-Based Awards” above for further discussion of this award.

On August 16, 2010, our compensation committee approved incentive payments for the first half of 2010 under our 2010 Management Cash Incentive Compensation Plan to our named executive officers in the following amounts: Steven W. Streit, $62,500; Mark T. Troughton, $50,000; John L. Keatley, $50,000; John C. Ricci, $50,000; and William D. Sowell, $57,000.

The following table provides information with regard to potential cash bonuses paid or payable for fiscal 2009 and the five months ended December 31, 2009 under our performance-based, non-equity incentive plan, and with regard to each stock option or stock award granted to a named executive officer during fiscal 2009 and the five months ended December 31, 2009. There were no “equity incentive plan awards” made in either period.

Grants of Plan-Based Awards

						Number of		Grant Date
						Shares	Exercise	Fair Value of
		Estimated Possible Payouts Under			Number of	Underlying	Price of	Stock and
	Grant	Non-Equity Incentive Plan Awards			Shares of	Option	Option	Option
Name	Date	Threshold	Target	Maximum	Stock	Awards(1)	Awards(2)	Awards(3)

Steven W. Streit	FY09(4)	$37,500	$75,000	$75,000
	FY10(4)	15,625	31,250	31,250
	11/12/09					400,000	$20.01	$3,788,518
	12/30/09(5)				257,984			5,162,260
Mark T. Troughton	FY09(4)	50,000	100,000	100,000
	(6)	50,000	50,000	50,000
	FY10(4)	20,833	41,667	41,667
	11/12/09					200,000	20.01	1,894,259
John L. Keatley	FY09(4)	50,000	100,000	100,000
	FY10(4)	20,833	41,667	41,667
	12/11/08					225,000	10.75	1,262,215
	11/12/09					150,000	20.01	1,420,694
John C. Ricci	FY09(4)	50,000	100,000	100,000
	FY10(4)	20,833	41,667	41,667
	12/11/08					100,000	10.75	560,985
	11/12/09					100,000	20.01	947,130
William D. Sowell	FY09(4)(7)	1,325	32,708	32,708
	FY10(4)	24,115	48,231	48,231
	03/19/09					40,000	10.84	233,055
	08/03/09					100,000	17.19	949,938

(1)	These option awards vest as to 25% of the shares of common stock underlying the option on the first anniversary of the vesting commencement date, with the remainder of the shares vesting monthly in equal installments over the next three years. All options were granted under our 2001 Stock Plan, which is described below under “— Employee Benefit Plans,” and contain provisions that call for accelerated vesting upon a change of control as discussed above in “— Compensation Discussion and Analysis” and below in “— Severance and Change of Control Agreements.”

(2)	Represents the fair market value of a share of our common stock, as determined by our board of directors, on the option’s grant date. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Stock-Based Compensation” above for a discussion of how we have valued our common stock.

(3)	The amounts in this column represent the grant date fair values for equity awards granted to our named executive officers as discussed in note 11 of the notes to our audited consolidated financial statements.

(4)	These rows represent possible cash incentive awards under our FY2009 Management Cash Incentive Compensation Plan (FY09) or FY2010 Management Cash Incentive Compensation Plan (FY10), as the case may be, upon our achievement of applicable corporate profit goals. Actual awards are only payable if the corporate objectives (i.e., PBT targets) are achieved at a level of at least 90%. Actual awards cannot exceed 100% of the target amount and are adjusted downward in the event corporate objectives are achieved at a level between 90% and 100% by subtracting the actual percentage achievement from 100%, multiplying that percentage by 5 and subtracting the resulting percentage from 100%, which is then multiplied against the target bonus amount. Bonuses were paid on a semi-annual basis. See “— Compensation Discussion and Analysis” above for further discussion of these awards.

(5)	In December 2009, our board of directors awarded 257,984 shares of common stock to Mr. Streit to compensate him for past services rendered to our company. The number of shares awarded was equal to the number of shares underlying fully-vested stock options that he unintentionally allowed to expire unexercised in June 2009.

(6)	Represents a cash incentive award conditioned upon Mr. Troughton’s success at securing a key commercial agreement on acceptable terms. See “— Compensation Discussion and Analysis” above for additional information regarding this award.

(7)	Mr. Sowell’s award under our FY2009 Management Cash Incentive Compensation Plan was also based on individual objectives intended to promote achievement of non-financial operational goals within his area of responsibility, as further discussed in “— Compensation Discussion and Analysis” above, including the re-launch of our Green Dot-branded GPR card, integration of PayPal as a network acceptance member and developing enterprise processes for coordinating new product development and assessing organizational risk.

The following table provides information regarding each unexercised stock option held by our named executive officers as of December 31, 2009.

Outstanding Equity Awards at December 31, 2009

	Number of Securities
	Underlying Unexercised		Option	Option
	Options(1)		Exercise	Expiration
Name	Exercisable	Unexercisable	Price(2)	Date

Steven W. Streit	536,602	—	$1.55	6/07/14
	116,666	83,334	4.64	2/15/18
	—	400,000	20.01	11/12/19
Mark T. Troughton	145,833	7,292	1.41	1/19/16
	262,500	187,500	4.64	2/15/18
	—	200,000	20.01	11/12/19
John L. Keatley	4,375	—	1.41	9/17/14
	3,125	—	1.41	8/24/15
	22,917	1,042	1.41	1/19/16
	24,374	4,167	1.41	4/27/16
	165,000	125,000	4.64	2/15/18
	56,250	168,750	10.75	12/11/18
	—	150,000	20.01	11/12/19
John C. Ricci	65,012	—	0.83	4/28/13
	192,029	5,209	1.41	1/19/16
	71,154	52,084	4.64	2/15/18
	25,000	75,000	10.75	12/11/18
	—	100,000	20.01	11/12/19
William D. Sowell	—	40,000	10.84	3/19/19
	—	100,000	17.19	08/03/19

(1)	All options vest as to 25% of the shares of common stock underlying the option on the first anniversary of the vesting commencement date, with the remainder of the shares vesting monthly in equal installments over the next three years.

(2)	Represents the fair market value of a share of our common stock, as determined by our board of directors, on the option’s grant date. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Stock-Based Compensation” for a discussion of how we have valued our common stock.

Option Exercises and Stock Vested

The following table provides information concerning each exercise of stock options by, and each vesting of stock awards for, each of our named executive officers during the five months ended December 31, 2009. No shares were acquired pursuant to the exercise of stock options by, and no stock awards vested for, any of our named executive officers in fiscal 2009.

Stock Awards
	Option Awards		Number
	Number	Value	of Shares	Value
	of Shares	Realized	Acquired	Realized
	Acquired on	on	on	on
Name	Exercise	Exercise	Vesting	Vesting

Steven W. Streit	—	$—	257,984	$5,162,260
Mark T. Troughton	—	—	—	—
John L. Keatley	10,000	153,700	—	—
John C. Ricci	58,924	1,008,481	—	—
William D. Sowell	—	—	—	—

Employment Agreements, Offer Letters and Arrangements

Steven W. Streit.  Mr. Streit’s current annual base salary is $525,000, and his maximum bonus under our 2010 Management Cash Incentive Compensation Plan is $125,000. Mr. Streit’s employment is at will and may be terminated at any time, with or without formal cause. As discussed in “— Severance and Change of Control Agreements” below, if we terminate Mr. Streit without cause (as defined in his severance agreement), we have agreed to pay him six months of his then-current annual base salary.

Mark T. Troughton.  Mr. Troughton’s current annual base salary is $475,000, and his maximum bonus under our 2010 Management Cash Incentive Compensation Plan is $100,000. Mr. Troughton’s employment is at will and may be terminated at any time, with or without formal cause. As discussed in “— Severance and Change of Control Agreements” below, if we terminate Mr. Troughton without cause (as defined in his agreement), we have agreed to pay him six months of his then-current annual base salary.

John L. Keatley.  Mr. Keatley’s current annual base salary is $425,000, and his maximum bonus under our 2010 Management Cash Incentive Compensation Plan is $100,000. Mr. Keatley’s employment is at will and may be terminated at any time, with or without formal cause. As discussed in “— Severance and Change of Control Agreements” below, if we terminate Mr. Keatley without cause (as defined in his severance agreement), we have agreed to pay him six months of his then-current annual base salary.

John C. Ricci.  Mr. Ricci’s current annual base salary is $350,000, and his maximum bonus under our 2010 Management Cash Incentive Compensation Plan is $100,000. Mr. Ricci’s employment is at will and may be terminated at any time, with or without formal cause. As discussed in “— Severance and Change of Control Agreements” below, if we terminate Mr. Ricci without cause (as defined in his severance agreement), we have agreed to pay him six months of his then-current annual base salary.

William D. Sowell.  Our offer letter to Mr. Sowell, dated January 28, 2009, provides for an initial annual base salary and eligibility for our standard benefits and bonus programs. Pursuant to the offer letter, Mr. Sowell also received an option to purchase 40,000 shares of our common stock with an exercise price equal to the fair market value of our common stock on the date of grant. Mr. Sowell’s current annual base salary is $285,000, and his maximum bonus under our 2010 Management Cash Incentive Compensation Plan is 40% of his base salary. In addition, we have agreed to provide Mr. Sowell with a housing and travel allowance of up to $4,000 per month for housing and travel expenses. In the event that Mr. Sowell terminates his employment with us before March 2, 2011, he would be required to reimburse us for the cumulative amounts advanced to him in connection with this allowance. Mr. Sowell’s employment is at will and may be terminated at any time, with or without formal cause. As discussed in “— Severance and Change of Control Agreements” below, if we terminate Mr. Sowell’s employment without cause (as defined in his offer letter), we have agreed to pay him twelve months of his then-current salary.

Severance and Change of Control Agreements

Severance Arrangements.  Under our severance agreements with each of our named executive officers, except William D. Sowell, we have agreed, if we terminate his employment without cause (as defined in his employment or severance agreement), to pay him six months of his then-current salary and to accelerate fully the vesting of all unvested shares underlying his then-outstanding equity awards. The following table summarizes the cash severance amount and the value of the acceleration payout each named executive officer would have been entitled to receive assuming a qualifying termination as of December 31, 2009. Acceleration values are based upon the per share market price of the shares of our common stock underlying options as of December 31, 2009, which is assumed to be the initial public offering price of a share of our Class A common stock on July 21, 2010, or $36.00 per share, minus the exercise price.

		Accelerated
	Severance	Stock
Name	Amount	Options

Steven W. Streit	$225,000	$9,009,354
Mark T. Troughton	175,000	9,330,234
John L. Keatley	150,000	10,759,619
John C. Ricci	137,500	5,306,286

William D. Sowell’s Severance Arrangement.  Under our offer letter with Mr. Sowell discussed above, we have agreed to pay him twelve months of his then-current salary if we terminate him without cause (as defined in his agreement). Assuming a qualifying termination as of December 31, 2009, Mr. Sowell would have been entitled to receive $285,000 pursuant to his offer letter.

Change in Control Arrangements.  Certain option agreements for the executive officers listed in the table below provide for full vesting of the unvested shares underlying the options in the event of a change in control. The following table summarizes the value of the payouts to these executive officers pursuant to these awards, assuming a qualifying change of control as of December 31, 2009. Values are based upon the per share market price of the shares of our common stock underlying options as of December 31, 2009, which is assumed to be the initial public offering price of a share of our Class A common stock on July 21, 2010, or $36.00 per share, minus the exercise price.

Accelerated
Name	Stock Options

Steven W. Streit	$9,009,354
Mark T. Troughton	9,330,234
John L. Keatley	10,759,619
John C. Ricci	5,306,286
William D. Sowell	2,887,400

Employee Benefit Plans

2001 Stock Plan

Our board of directors adopted, and our stockholders approved, our 2001 Stock Plan in January 2001. The 2001 Stock Plan was amended and restated in February 2008. The 2001 Stock Plan provided for the grant of both incentive stock options, which qualify for favorable tax treatment to their recipients under Section 422 of the Code, and nonstatutory stock options, as well as for the issuance of shares of restricted stock. We were permitted to grant incentive stock options only to our employees. We were permitted to grant nonstatutory stock options to our employees, directors, consultants, independent contractors and advisors. The exercise price of each stock option had to be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders had to be at least equal to 110% of the fair market value of our common stock on the date of grant. The maximum permitted term of options granted under our 2001 Stock Plan was ten years. In the event of a “change in control,” as defined in the 2001 Stock Plan, the 2001 Stock Plan provides that, unless the applicable option agreement provides otherwise, options held by current employees, directors and consultants will vest in full if they are not assumed or substituted or if the employee, director or consultant is involuntarily terminated within six months following the change in control. We ceased granting equity awards under the 2001 Stock Plan on July 21, 2010, the date of our initial public offering.

As of September 30, 2010, options to purchase 5,571,452 shares had been exercised under the 2001 Stock Plan and options to purchase 5,227,764 shares remained outstanding under the 2001 Stock Plan. In addition, we had granted restricted stock awards and other stock awards for 48,585 shares and 257,984 shares, respectively, of Class B common stock. The options outstanding as of September 30, 2010 had a weighted average exercise price of $9.27 per share. The 2001 Stock Plan terminated on July 21, 2010, the date of our initial public offering. However, any outstanding options granted under the 2001 Stock Plan prior to its termination remain outstanding, subject to the terms of our 2001 Stock Plan and stock option agreements, until they are exercised or until they terminate or expire by their terms. Options granted under the 2001 Stock Plan have terms similar to those described below with respect to options granted under our 2010 Equity Incentive Plan, except that the options granted under the 2001 Stock Plan will become fully exercisable if the option holder is employed as of the closing of a “change in control” and either the option is not assumed or substituted by the successor company or the option holder is subject to an “involuntary termination,” as defined in the 2001 Stock Plan, within six months following that change in control.

2010 Equity Incentive Plan

In June 2010, our board of directors adopted, and in July 2010 our stockholders approved, our 2010 Equity Incentive Plan, which became effective on July 21, 2010, the date of our initial public offering, and serves as the successor to our 2001 Stock Plan. We have reserved 2,000,000 shares of our Class A common stock for issuance under our 2010 Equity Incentive Plan. As of September 30, 2010, options to purchase 79,500 of these shares had been granted and were outstanding under the 2010 Equity Incentive Plan. These options had an exercise price of $36.00 per share. The number of shares reserved for issuance under our 2010 Equity Incentive Plan will increase automatically on the first day of January of each of 2011 through 2014 by a number of shares equal to 3% of the total outstanding shares our Class A and Class B common stock as of the immediately preceding December 31st. However, our board of directors or compensation committee may reduce the amount of the increase in any particular year. In addition, the following shares will again be available for grant or issuance under our 2010 Equity Incentive Plan:

•	shares subject to options granted under our 2010 Equity Incentive Plan that cease to be subject to the option for any reason other than exercise of the option;

•	shares subject to awards granted under our 2010 Equity Incentive Plan that are subsequently forfeited or repurchased by us at the original issue price; and

•	shares subject to awards granted under our 2010 Equity Incentive Plan that otherwise terminate without shares being issued.

Our 2010 Equity Incentive Plan will terminate in June 2020, unless it is terminated earlier by our board of directors. Our 2010 Equity Incentive Plan authorizes the award of stock options, restricted stock awards, stock appreciation rights, restricted stock units, performance shares and stock bonuses. No person will be eligible to receive more than 2,000,000 shares in any calendar year under our 2010

Equity Incentive Plan other than a new employee of ours, who will be eligible to receive no more than 4,000,000 shares under the plan in the calendar year in which the employee commences employment.

Our 2010 Equity Incentive Plan is administered by our compensation committee, all of the members of which are non-employee directors under applicable federal securities laws and outside directors as defined under applicable federal tax laws. The compensation committee has the authority to construe and interpret our 2010 Equity Incentive Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan.

Our 2010 Equity Incentive Plan provides for the grant of incentive stock options that qualify under Section 422 of the Code only to our employees. All awards other than incentive stock options may be granted to our employees, directors, consultants, independent contractors and advisors, provided the consultants, independent contractors and advisors render services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of each stock option must be at least equal to the fair market value of our Class A common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of that value.

Our compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. In general, options will vest over a four-year period. The maximum term of options granted under our 2010 Equity Incentive Plan is ten years.

A restricted stock award is an offer by us to sell shares of our Class A common stock subject to restrictions. The price (if any) of a restricted stock award will be determined by the compensation committee. Unless otherwise determined by the compensation committee at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited to or repurchased by us.

Stock appreciation rights provide for a payment, or payments, in cash or shares of our Class A common stock, to the holder based upon the difference between the fair market value of our Class A common stock on the date of exercise and the stated exercise price up to a maximum amount of cash or number of shares. Stock appreciation rights may vest based on time or achievement of performance conditions.

A restricted stock unit is an award that covers a number of shares of our Class A common stock that may be settled upon vesting in cash, by the issuance of the underlying shares or a combination of both. These awards are subject to forfeiture prior to settlement because of termination of employment or failure to achieve certain performance conditions.

A performance share is an award that covers a number of shares of our Class A common stock that may be settled upon achievement of the pre-established performance conditions in cash or by issuance of the underlying shares. These awards are subject to forfeiture prior to settlement because of termination of employment or failure to achieve the performance conditions.

Stock bonuses may be granted as additional compensation for services and/or performance, and therefore, not be issued in exchange for cash.

Awards granted under our 2010 Equity Incentive Plan may not be transferred in any manner other than by will or by the laws of descent and distribution or as determined by our compensation committee. Unless otherwise restricted by our compensation committee, awards that are nonstatutory stock options may be exercised during the lifetime of the optionee only by the optionee, the optionee’s guardian or legal representative, or a family member of the optionee who has acquired the option by a permitted transfer. Awards that are incentive stock options may be exercised during the lifetime of the optionee only by the optionee or the optionee’s guardian or legal representative. Options granted under our 2010 Equity Incentive Plan generally may be exercised for a period of three months after the termination of the optionee’s service to us, except in the case of death or permanent disability, in which case the options may be exercised for up to 12 months following termination of the optionee’s service to us.

If we experience a change in control transaction, outstanding awards, including any vesting provisions, may be assumed or substituted by the successor company. Outstanding awards that are not assumed or substituted will expire upon the closing of a change in control transaction. In the discretion of our compensation committee, the vesting of these awards may be accelerated upon the occurrence of these types of transactions.

2010 Employee Stock Purchase Plan

In June 2010, our board of directors adopted, and in July 2010 our stockholders approved, our 2010 Employee Stock Purchase Plan, which is a plan designed to enable eligible employees to periodically purchase shares of our common stock at a discount. Purchases will be accomplished through participation in discrete offering periods. Our 2010 Employee Stock Purchase Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Code. We have reserved 200,000 shares of our Class A common stock for issuance under our 2010 Employee Stock Purchase Plan. The number of shares reserved for issuance under our 2010 Employee Stock Purchase Plan will increase automatically on the first day of January of each of 2011 through 2018 by the number of shares equal to 1% of the total outstanding shares of our Class A and Class B common stock as of the immediately preceding December 31st. However, our board of directors or compensation committee may reduce the amount of the increase in any particular year. No more than 50,000,000 shares of our Class A common stock may be issued under our 2010 Employee Stock Purchase Plan, and no other shares may be added to this plan without the approval of our stockholders.

Our compensation committee will administer our 2010 Employee Stock Purchase Plan. Our employees generally are eligible to participate in our 2010 Employee Stock Purchase Plan if they are employed by us for at least 20 hours per week and more than five months in a calendar year. Employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in our 2010 Employee Stock Purchase Plan, are ineligible to participate in our 2010 Employee Stock Purchase Plan. We may impose additional restrictions on eligibility. Under our 2010 Employee Stock Purchase Plan, eligible employees are able to acquire shares of our Class A common stock by accumulating funds through payroll deductions. Our eligible employees are able to select a rate of payroll deduction between 1% and 15% of their cash compensation. We also have the right to amend or terminate our 2010 Employee Stock Purchase Plan, except that, subject to certain exceptions, no such action may adversely affect any outstanding rights to purchase stock under the plan. Our 2010 Employee Stock Purchase Plan will terminate on the tenth anniversary of the last day of the first offering period, unless it is terminated earlier by our board of directors.

When an offering period commences, our employees who meet the eligibility requirements for participation in that offering period are automatically granted a nontransferable option to purchase shares in that offering period. Each offering period will run for no more than twenty-four months and consist of no more than five purchase periods. An employee’s participation automatically ends upon termination of employment for any reason.

Except for the first offering period, each offering period will be for six months (commencing each May 15 and November 15 on and after May 15, 2011) and will consist of one six-month purchase period (May 15 to November 14 or November 15 to May 14). The first offering period and purchase period commenced on July 21, 2010 and will end on May 14, 2011.

No participant will have the right to purchase our shares in an amount, when aggregated with purchase rights under all our employee stock purchase plans that are also in effect in the same calendar year(s), that has a fair market value of more than $25,000, determined as of the first day of the applicable offering period, for each calendar year in which that right is outstanding. The purchase price for shares of our Class A common stock purchased under our 2010 Employee Stock Purchase

Plan will be 85% of the lesser of the fair market value of our Class A common stock on (i) the first trading day of the applicable offering period and (ii) the last trading day of each purchase period in the applicable offering period.

If we experience a change in control transaction, our 2010 Employee Stock Purchase Plan and any offering periods that commenced prior to the closing of the proposed transaction may terminate on the closing of the proposed transaction and the final purchase of shares will occur on that date, but our compensation committee may instead terminate any such offering period at a different date.

401(k) Plan

We sponsor a retirement plan intended to qualify for favorable tax treatment under Section 401(k) of the Code. Employees who have attained at least 21 years of age are generally eligible to participate in the plan on the first day of the calendar month following the month in which they commence service with us. Participants may make pre-tax contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit on pre-tax contributions under the Code. Participants who are 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up contributions. We also make a matching contribution equal to 50% of the first 6% of the eligible earnings that a participant contributes to the plan. Pre-tax contributions by participants and any employer contributions that we make to the plan and the income earned on those contributions are generally not taxable to participants until withdrawn. Employer contributions that we make to the plan are generally deductible when made. Participant contributions are held in trust as required by law. No minimum benefit is provided under the plan. An employee’s interest in his or her pre-tax deferrals is 100% vested when contributed. We are permitted to contribute to the plan on a discretionary basis and did contribute $73,000, $8,000 and $58,000 for the years ended July 31, 2007, 2008 and 2009, respectively, and $0.5 million for the nine months ended September 30, 2010. We did not make any discretionary contributions for the five months ended December 31, 2009.

Limitation of Liability and Indemnification of Directors and Officers

Our restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except for liability:

•	for any breach of their duty of loyalty to our company or our stockholders;

•	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which they derived an improper personal benefit.

Our restated bylaws provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our restated bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our restated bylaws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.

We have entered into indemnification agreements with each of our directors and executive officers that are broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

The underwriting agreement provides for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

TRANSACTIONS WITH RELATED PARTIES, FOUNDERS AND CONTROL PERSONS

In addition to the compensation arrangements, including employment, termination of employment and change-in-control arrangements and indemnification arrangements, discussed, when required, above under “Management” and “Executive Compensation,” and the registration rights described below under “Description of Capital Stock — Registration Rights,” the following is a description of each transaction since January 1, 2007 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•	any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

Repurchase of Common and Preferred Stock

In January 2007, we repurchased 2,926,458 shares of our capital stock for $6.8342 per share, or an aggregate of $20.0 million. As part of this transaction, we repurchased shares of our common stock from certain of our directors, executive officers and holders of more than 5% of our capital stock, as follows: Steven W. Streit — 1,359,892 shares; TTP Fund, L.P. — 199,711 shares; Mark T. Troughton — 48,483 shares; and John C. Ricci — 5,294 shares. In addition, Kenneth C. Aldrich donated to a charitable organization 36,115 shares of our common stock, which were repurchased by us in connection with the January 2007 repurchase transaction.

Series C-2 Preferred Stock Financing

In December 2008, we issued and sold 1,181,818 shares of Series C-2 Preferred Stock for $11.00 per share, or an aggregate of $13.0 million. All shares in the financing were sold to entities affiliated with Sequoia Capital, a holder of more than 5% of our capital stock, as follows: Sequoia Capital Franchise Fund — 775,774 shares, Sequoia Capital IX.1 Holdings LLC — 288,247 shares, Sequoia Capital Franchise Partners — 105,787 shares and Sequoia Capital Entrepreneurs Annex Fund — 12,010 shares. Each of the shares of Series C-2 Preferred Stock automatically converted into one share of our Class B common stock immediately prior to the closing of our initial public offering. The proceeds from the Series C-2 Preferred Stock Financing were used to repurchase a portion of our then-outstanding Series D Preferred Stock.

Series D Preferred Stock Repurchase

In December 2008, we repurchased all of our 2,926,458 outstanding shares of Series D Preferred Stock from GE Capital Equity Investments, Inc., then a holder of more than 5% of our capital stock and an affiliate of Michael S. Fisher, a former member of our board of directors, for $13.38 per share, or approximately $39.2 million. As part of this transaction, we also purchased a call option that gave us the right to repurchase from GE Capital Equity Investments, Inc. an outstanding warrant to purchase 500,000 shares of our common stock. This call option was exercisable at any time between March 1, 2009 and September 1, 2009. In June 2009, we exercised the call option and repurchased the warrant for $2.0 million.

Warrant Exercises

In March 2007, David W. Hanna, Trustee, David William Hanna Trust dated October 30, 1989, exercised warrants to purchase 145,348 shares of our common stock. Mr. Hanna is the spouse of Virginia L. Hanna, a member of our board of directors.

Loans to Executive Officers

In March 2004 and February 2006, we loaned $3.0 million and $800,000, respectively, to Steven W. Streit, our Chairman, President and Chief Executive Officer. These loans bore interest at rates of 3.5% and 4.5%, respectively, compounded semi-annually, and would have matured in March 2011. The notes were secured by 2,500,000 shares of our common stock owned by Mr. Streit. In November 2009, Mr. Streit repaid in full the principal and all accrued interest under these notes.

In May 2006, we loaned $622,000 to Mark T. Troughton, our President, Cards and Network, and monthly from June 2006 through October 2006, we loaned him $17,800. In May 2008, we loaned him an additional $364,000. These loans, aggregating $1.1 million, bore interest at rates of 2.72% to 5.14%, compounded semi-annually, and would have matured in May 2013. They were secured by 898,000 shares of our common stock owned by Mr. Troughton. In November 2009, Mr. Troughton repaid in full the principal and all accrued interest under this note.

In February 2008, we loaned $120,000 to John L. Keatley, our Chief Financial Officer. This loan bore interest at the rate of 3.48%, compounded semi-annually, and would have matured in February 2015. It was secured by 85,000 shares of our common stock owned by Mr. Keatley. In November 2009, Mr. Keatley repaid in full the principal and all accrued interest under this note.

Review, Approval or Ratification of Transactions with Related Parties

We have adopted a written related-party transactions policy which sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related person transactions.” Our audit committee reviews transactions that may be “related person transactions,” which are transactions between us and any related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000, and in which the related person has or will have a direct or indirect material interest. For purposes of the policy, a related person is any executive officer, director, nominee for director, or stockholder of ours holding more than 5% of any class of our voting securities, in each case since the beginning of the previous fiscal year, and their immediate family members.

Under the policy, absent any facts or circumstances indicating special or unusual benefits to the related person, the following transactions, arrangements or relationships need not be approved by our audit committee pursuant to the policy:

•	employment by us of an executive officer if

•	the related compensation is required to be reported in our proxy statement, or

•	the executive officer is not an immediate family member of another of our executive officers or directors, the related compensation would be reported in our proxy statement if the executive officer were a “named executive officer,” and our compensation committee approved or recommended that our board of directors approve the compensation;

•	any compensation paid to a director if the compensation is required to be reported in our proxy statement;

•	any transaction where the related person’s interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis;

•	any transaction where the rates or charges involved are determined by competitive bids;

•	any transaction involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or government authority;

•	any transaction involving services as a bank depository of funds, transfer agent, registrar, trustee under a trust indenture or similar services;

•	any charitable contribution, grant or endowment by us to a charitable organization, foundation or university at which a related person’s only relationship is as an employee (other than as an executive officer);

•	any charitable contribution, grant or endowment by us to a charitable organization, foundation or university at which a related person is a trustee, director or executive officer, if the aggregate amount involved in any fiscal year does not exceed $120,000;

•	any non-discretionary matching contribution, grant or endowment made pursuant to a matching gift program;

•	ordinary course business travel expenses, advances and reimbursements; and

•	any indemnification payments made pursuant to our insurance policies, certificate of incorporation or bylaws or as otherwise approved by our board of directors.

Under the policy, members of our legal department review transactions involving related persons that do not fall into one of the above categories. If they determine that a related person could have a significant interest in a transaction, the transaction is referred to our audit committee. In addition, transactions may be identified through our code of business conduct and ethics or our other policies and procedures, and reported to the audit committee. The audit committee determines whether the related person has a material interest in a transaction and may approve, ratify, reject, rescind or take other action with respect to the transaction.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents information as to the beneficial ownership of our common stock as of September 30, 2010, as adjusted to reflect the sale by the selling stockholders of Class A common stock (including shares acquired through the exercise of options at the closing of this offering) in this offering assuming no exercise of the underwriters’ option to purchase additional shares, by:

•	each stockholder known by us to be the beneficial owner of more than 5% of either class of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	the selling stockholders.

Unless otherwise indicated, the address of each of the individuals and entities named in the table below under “Directors, Named Executive Officers and 5% Stockholders” is c/o Green Dot Corporation, 605 East Huntington Drive, Suite 205, Monrovia, California 91016.

Beneficial ownership is determined in accordance with the rules of the SEC and thus represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. Shares of our Class B common stock are convertible into shares of our Class A common stock at the discretion of the holder on a one-for-one basis.

Shares of our Class B common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of September 30, 2010 are deemed to be outstanding and to be beneficially owned by the person holding the option or warrant for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Percentage ownership of our Class A common stock and Class B common stock prior to this offering is based on 7,588,887 shares of our Class A common stock and 33,269,421 shares of our Class B common stock outstanding on September 30, 2010 (and does not assume the conversion of any outstanding shares of Class B common stock). Percentage ownership of our Class A and Class B common stock after the offering also assumes the issuance of           shares to be sold in this offering by certain selling stockholders upon the exercise of vested stock options and the automatic conversion of           shares of Class B common stock into a like number of shares of our Class A common stock in connection with and immediately prior to the sale of those shares by the selling stockholders in this offering.

Percentage of total voting power represents voting power with respect to all shares of our Class A and Class B common stock, as a single class. Holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to ten votes per share. Holders of common stock vote together as a single class on all matters submitted to a vote of stockholders, subject to certain exceptions or unless otherwise required by law. For the purpose of computing the percentage of total voting power, each share of Class B common stock is deemed not to have been converted into a share of Class A common stock, and thus to have ten votes per share.

Unless otherwise described below, to our knowledge, none of the selling stockholders or their affiliates has held any position or office with, been employed by or otherwise had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.

	Shares Beneficially Owned						Shares Beneficially Owned
	Prior to this Offering					Shares of	After this Offering
	Class A		Class B		% of	Class A	Class A	Class B	% of
Name and Address of	Common Stock		Common Stock		Total Voting	Common Stock Being	Common Stock	Common Stock	Total Voting
Beneficial Owner	Shares	%	Shares	%	Power	Offered	Shares %	Shares %	Power

Directors, Named Executive Officers and 5% Stockholders:
Sequoia Capital(1)	—	—	12,099,373	36.4	35.6
Michael J. Moritz
Steven W. Streit(2) §	—	—	4,553,408	13.4	13.1
TTP Fund, L.P.(3)	—	—	3,431,783	10.3	10.1
W. Thomas Smith, Jr.
Wal-Mart Stores, Inc.(4)	2,208,552	29.1	—	—	*				*
Mark T. Troughton(5) §	1,250	*	1,206,991	3.6	3.5
Virginia L. Hanna(6)	—	—	1,176,790	3.5	3.5
Timothy R. Greenleaf(7)	—	—	522,792	1.6	1.5
YKA Partners Ltd.(8)	—	—	267,916	*	*				*
Kenneth C. Aldrich
John C. Ricci(9) §	—	—	385,588	1.1	1.1				*
John L. Keatley(10) §	—	—	391,762	1.2	1.2				*
William H. Ott, Jr.(11)	—	—	17,000	*	*				*
William D. Sowell(12) §	—	—	49,999	*	*				*
TCV(13)	75,000	*	1,829,373	5.5	5.4
All directors and executive officers as a group (11 persons)(14)	1,250	*	23,580,610	68.4	67.0
Certain Other Selling Stockholders:
All Other Selling Stockholders(15)	—	—		*	*			*	*

*	Represents beneficial ownership of less than 1% of our outstanding shares of common stock.

§	Identifies a person who is one of our current employees or was an employee of ours within the past three years.

(1)	Represents 7,778,099 shares owned by Sequoia Capital Franchise Fund, 1,850,387 shares owned by Sequoia Capital IX, 1,195,073 shares owned by Sequoia Capital US Growth Fund IV, L.P., 1,060,650 shares owned by Sequoia Capital Franchise Partners, 163,292 shares owned by Sequoia Capital Entrepreneurs Annex Fund and 51,872 shares owned by Sequoia Capital USGF Principals Fund IV, L.P. SCFF Management, LLC is the sole general partner of Sequoia Capital Franchise Fund and Sequoia Capital Franchise Partners. SC IX.I Management, LLC is the sole general partner of Sequoia Capital IX and Sequoia Capital Entrepreneurs Annex Fund. SCGF IV Management, LP is the mid-tier general partner and SCGF GenPar, Ltd. is the top tier general partner of Sequoia Capital US Growth Fund IV, LP and Sequoia Capital USGF Principals Fund IV, L.P. Michael J. Moritz, one of our directors, is a Managing Director of SCGF GenPar, Ltd., and he is a Managing Member of SCFF Management, LLC, SC IX.I Management, LLC, SCGF IV Management, LP and a Class A Limited Partner of SCGF IV Management, LP. Mr. Moritz may be deemed to have shared voting and investment power over the shares held by Sequoia Capital Franchise Fund, Sequoia Capital IX, Sequoia Capital US Growth Fund IV, L.P., Sequoia Capital Franchise Partners, Sequoia Capital Entrepreneurs Annex Fund and Sequoia Capital USGF Principals Fund IV, L.P., as applicable. Mr. Moritz disclaims beneficial ownership of those shares, except to the extent of his pecuniary interest therein. The address for Mr. Moritz and each of these entities is 3000 Sand Hill Road, Building 4, Suite 250, Menlo Park, California 94025.

(2)	Represents 3,091,039 shares owned by the Steven W. Streit Family Trust, 400,000 shares owned by the Streit 2009 GRAT A, 210,247 shares held by Mr. Streit, 20,000 shares owned by the Streit 2009 GRAT B, for each of which Mr. Streit is the trustee, 33,020 shares owned by his children and 799,102 shares subject to options held by Mr. Streit that are exercisable within 60 days of September 30, 2010.

(3)	W. Thomas Smith, Jr., one of our directors, is a managing partner of Total Technology Partners, LLC, the general partner of TTP Fund, L.P. The other managing partner is Gardiner W. Garrard III. The address for Mr. Smith and each of these entities is 1230 Peachtree Street, Promenade II, Suite 1150, Atlanta, Georgia 30309.

(4)	Our right to repurchase these shares has lapsed as to 184,050 of these shares as of September 30, 2010 and lapses with respect to an additional 36,810 shares per month through May 2015. The principal business address of Wal-Mart Stores, Inc. is 702 Southwest 8th Street, Bentonville, Arkansas 72716-0215.

(5)	Represents 498,241 shares held by Mr. Troughton, 125,000 shares held by the Mark Troughton GRAT dtd 6/22/10 for which Mr. Troughton is the trustee, 125,000 shares held by the Tara McWhirter GRAT dtd 6/22/2010 for which Tara Elizabeth McWhirter is the trustee, 1,250 shares held by Mr. Troughton’s wife and 458,750 shares subject to options held by Mr. Troughton that are exercisable within 60 days of September 30, 2010.

(6)	Represents 1,071,438 shares held by the David William Hanna Trust dated October 30, 1989, 37,152 Shares held by Tim J. Morgan, Trustee of the David W. Hanna Children’s Trust dated 6/5/2008 and 68,200 shares held by the Virginia L. Hanna Trust dated August 16, 2001. Ms. Hanna, one of our directors, disclaims beneficial ownership of the shares held by the David William Hanna Trust dated October 30, 1989 and the shares held by Tim J. Morgan, Trustee of the David W. Hanna Children’s Trust dated 6/5/2008 except to the extent of her pecuniary interest therein. The address of these trusts is c/o Hanna Capital Management, 8105 Irvine Center Drive, Suite 1170, Irvine, California 92618.

(7)	Represents 517,472 shares held by the Greenleaf Family Trust, of which Timothy R. Greenleaf, one of our directors, is the trustee, and 5,320 shares held by Mr. Greenleaf.

(8)	Represents shares held by YKA Partners Ltd., of which Kenneth C. Aldrich, one of our directors, is the agent of the general partner.

(9)	Represents 4,400 shares held by John C. Ricci, 4,460 shares held by his minor children and 376,728 shares subject to options held by Mr. Ricci that are exercisable within 60 days of September 30, 2010.

(10)	Represents 81,400 shares held by John L. Keatley, 6,600 shares held by his minor daughters and 303,762 shares subject to options held by Mr. Keatley that are exercisable within 60 days of September 30, 2010. This amount does not include 10,000 shares held by the Keatley Family Trust, of which he is neither a trustee nor a beneficiary.

(11)	Represents shares subject to options held by Mr. Ott that are exercisable within 60 days of September 30, 2010.

(12)	Represents shares subject to options held by Mr. Sowell that are exercisable within 60 days of March 31, 2010.

(13)	Based solely on information set forth in a Schedule 13D filed with the Securities and Exchange Commission on August 6, 2010 by filed by (1) TCV VII, L.P., a Cayman Islands exempted limited partnership (“TCV VII”), (2) TCV VII (A), L.P., a Cayman Islands exempted limited partnership (“TCV VII(A)”), (3) TCV Member Fund, L.P., a Cayman Islands exempted limited partnership (“Member Fund” and, together with TCV VII and TCV VII(A), the “TCV Funds”), (4) Technology Crossover Management VII, L.P., a Cayman Islands exempted limited partnership (“TCM VII”), (5) Technology Crossover Management VII, Ltd., a Cayman Islands exempted company

(“Management VII”), (6) Jay C. Hoag (“Mr. Hoag”), (7) Richard H. Kimball (“Mr. Kimball”), (8) John L. Drew (“Mr. Drew”), (9) Jon Q. Reynolds, Jr. (“Mr. Reynolds”), (10) William J.G. Griffith IV (“Mr. Griffith”), (11) Robert W. Trudeau (“Mr. Trudeau”), (12) Christopher P. Marshall (“Mr. Marshall”), (13) Timothy P. McAdam (“Mr. McAdam”) and (14) John C. Rosenberg (“Mr. Rosenberg”). Mr. Hoag, Mr. Kimball, Mr. Drew, Mr. Reynolds, Mr. Griffith, Mr. Trudeau, Mr. Marshall, Mr. McAdam and Mr. Rosenberg (collectively, the “Class A Directors”) are the Class A Directors of Management VII. TCV VII holds 49,300 shares of Class A common stock and 1,196,702 shares of Class B common stock, TCV VII(A) holds 25,603 shares of Class A common stock and 621,476 shares of Class B common stock and Member Fund holds 97 shares of Class A common stock and 11,195 shares of Class B common stock. Each of the TCV Funds has the sole power to dispose or direct the disposition of the shares which it holds directly, and has the sole power to vote or direct the vote of such shares. Management VII, as the ultimate general partner of TCV VII and TCV VII(A) and a general partner of the Member Fund, and TCM VII, as the direct general partner of TCV VII and TCV VII(A), may also be deemed to have the sole power to dispose or direct the disposition of the shares held by TCV VII and TCV VII(A) and, with respect to Management VII, certain of the shares held by Member Fund and have the sole power to direct the vote of such shares. Each of Management VII and TCM VII disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interest therein. Under the memorandum and articles of association of Management VII, the Class A Directors have the shared power to dispose or direct the disposition of the shares held by TCV VII and TCV VII(A) and certain of the shares held by Member Fund and the shared power to direct the vote of such shares. Each of the Class A Directors disclaims beneficial ownership of the securities owned by Management VII, TCM VII, TCV VII, TCV VII(A) and Member Fund except to the extent of their respective pecuniary interest therein. The address of the principal business and office of each of TCV VII, TCV VII(A), Member Fund, TCM VII, Management VII and the Class A Directors is 528 Ramona Street, Palo Alto, California 94301.

(14)	Includes 2,005,341 shares subject to options that are exercisable within 60 days of September 30, 2010.

(15)	Represents shares held by selling stockholders not listed above who, as a group, owned less than 1% of the outstanding Class B common stock prior to this offering. Of these selling stockholders, are current or former (within the past three years) employees of Green Dot Corporation.

The following table presents information as to the beneficial ownership of our Class A and Class B common stock as of September 30, 2010, as adjusted to reflect the sale of the selling stockholders of Class A common stock (including shares acquired through the exercise of options at the closing of this offering) in this offering assuming exercise in full of the underwriters’ option to purchase additional shares, by:

•	each stockholder known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	the selling stockholders.

Beneficial ownership is determined on the same basis as described in the introductory paragraphs for and the footnotes to the previous table.

	Number of	Shares Beneficially Owned
	Additional	after Offering if the
	Shares	Underwriters’ Option is
	to be Sold if the	Exercised in Full
	Underwriters’	Class A	Class B	% of Total
	Option is	Common Stock	Common Stock	Voting
Name and Address of Beneficial Owner	Exercised in Full	Shares %	Shares %	Power

Named Executive Officers, Directors and 5% Holders:
Sequoia Capital
Michael J. Moritz
Steven W. Streit
TTP Fund, L.P.
W. Thomas Smith, Jr.
Wal-Mart Stores, Inc.
Mark T. Troughton
Virginia L. Hanna
Timothy R. Greenleaf
YKA Partners Ltd.
Kenneth C. Aldrich
John C. Ricci
John L. Keatley
William H. Ott, Jr.
William D. Sowell
TCV
All directors and executive officers as a group (11 persons)
Certain Other Selling Stockholders:
All Other Selling Stockholders

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of Class A common stock, $0.001 par value per share, 100,000,000 shares of Class B common stock, $0.001 par value per share, and 5,000,000 shares of undesignated preferred stock, $0.001 par value per share. The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our restated certificate of incorporation and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the provisions of applicable Delaware law.

Common Stock

As of September 30, 2010, there were 7,588,887 shares of our Class A common stock outstanding, held by three stockholders of record, 33,269,421 shares of our Class B common stock outstanding, held by 194 stockholders of record, and no shares of our preferred stock outstanding. After this offering, there will be           shares of our Class A common stock and shares of our Class B common stock outstanding, including           shares of Class A common stock sold by selling stockholders who acquired the related shares of Class B common stock through option exercises at the closing of this offering. Our board of directors is authorized, without stockholder approval, to issue additional shares of Class A and Class B common stock.

Dividend Rights.  Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of outstanding shares of our Class A and Class B common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine. In the event a dividend is paid in the form of shares of common stock or rights to acquire shares of common stock, the holders of Class A common stock will receive Class A common stock, or rights to acquire Class A common stock, as the case may be, and the holders of Class B common stock will receive Class B common stock, or rights to acquire Class B common stock, as the case may be. However, in general and subject to certain limited exceptions, without approval of each class of our common stock, we may not pay any dividends or make other distributions with respect to any class of common stock unless at the same time we make a ratable dividend or distribution with respect to each outstanding share of common stock, regardless of class.

Voting Rights.  Holders of our Class A common stock are entitled to one vote per share and holders of our Class B common stock are entitled to ten votes per share. In general, holders of our Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law. Delaware law could require either our Class A common stock or our Class B common stock to vote separately as a single class in the following circumstances:

•	If we were to seek to amend our certificate of incorporation to increase the authorized number of shares of a class of stock, or to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment; and

•	If we were to seek to amend our certificate of incorporation in a manner that altered or changed the powers, preferences or special rights of a class of stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Our certificate of incorporation requires the separate vote and majority approval of each class of our common stock prior to distributions, reclassifications and mergers or consolidations that would result in one class of common stock being treated in a manner different from the other, subject to limited exceptions, and for amendments of our certificate of incorporation that would affect our dual class stock structure.

We have not provided for cumulative voting for the election of directors in our restated certificate of incorporation. In addition, our certificate of incorporation provides that, in the event we become a bank holding company, a holder, or group of affiliated holders, of more than 24.9% of our common stock may not vote shares representing more than 14.9% of the voting power represented by the outstanding shares of our Class A and Class B common stock.

No Preemptive or Similar Rights.  Neither our Class A nor our Class B common stock is entitled to preemptive rights, and neither is subject to redemption.

Conversion.  Our Class A common stock is not convertible into any other shares of our capital stock. Each share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. In addition, each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, whether or not for value, except for estate planning, intercompany and other similar transfers or upon the date that the total number of shares of our Class B common stock outstanding represents less than 10% of the total number of shares of our Class A and Class B common stock outstanding. Once transferred and converted into Class A common stock, the Class B common stock may not be reissued. No class of our common stock may be subdivided or combined unless the other class of our common stock concurrently is subdivided or combined in the same proportion and in the same manner.

Right to Receive Liquidation Distributions.  Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A and Class B common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of other claims of creditors.

Fully Paid and Non-Assessable.  All of the outstanding shares of our Class B common stock are, and the shares of our Class A common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred Stock

Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, unless approved by the affirmative vote of the holders of a majority of our capital stock entitled to vote, or such other vote as may be required by the certificate of designation establishing the series. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our Class A and Class B common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and might adversely affect the market price of our Class A common stock and the voting and other rights of the holders of our Class A and Class B common stock. We have no current plan to issue any shares of preferred stock.

Warrants

As of September 30, 2010, we had outstanding the following warrant to purchase shares of our capital stock:

	Total Number of
	Shares Subject	Exercise Price
Type of Capital Stock	to Warrants	Per Share	Expiration Date

Class B common stock*	4,283,456 (1)	$23.70	March 3, 2017	(2)

*	This warrant is redeemable for cash if we fail to perform under our commercial agreement with the holder (PayPal). In addition, we have the right to repurchase any shares previously issued upon the exercise of the warrant if the holder fails to perform under the same agreement.

(1)	Of these shares, 3,426,765 shares will vest and become exercisable only upon the achievement of certain performance goals prior to the earlier of March 3, 2014 or the termination of our commercial agreement with the holder (PayPal), and the remaining shares will vest and become exercisable only if certain other performance goals also take place prior to the same deadline.

(2)	The warrant may expire earlier than this date. The warrant provides that it expires on the earlier of March 3, 2014 or the termination of our commercial agreement with the holder (PayPal) if none of the shares subject to the warrant have vested prior to the earlier event. Should any of the shares subject to the warrant vest, the warrant expires on the earliest of the date on which our commercial agreement with the holder is terminated, the date of a change in control of our company or March 3, 2017.

Registration Rights

Pursuant to the terms of our ninth amended and restated registration rights agreement, immediately following this offering, certain holders of our Class A and Class B common stock and warrants to purchase our Class B common stock are entitled to rights with respect to the registration of            shares under the Securities Act, as described below.

Demand Registration Rights.  At any time after January 27, 2011, the holders of at least 50% of the then-outstanding shares having registration rights can request that we file a registration statement covering registrable securities with an anticipated aggregate offering price of at least $5.0 million. We are only required to file two registration statements upon exercise of these demand registration rights. We may postpone the filing of a registration statement for up to 90 days once in a 12-month period if we determine that the filing would be detrimental to us and that it would be in our best interests to defer the filing of the registration statement.

Piggyback Registration Rights.  If we register any of our Class A common stock for public sale, holders of shares having registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to any of our employee benefit plans, a registration relating to a corporate reorganization or acquisition or a registration in which the only Class A common stock being registered is Class A common stock issuable upon conversion of debt securities that are also being registered. The managing underwriter of any underwritten offering will have the right, in its sole discretion, to limit, because of market conditions, the number of shares registered by these holders, in which case the number of shares to be registered will be apportioned pro rata among these holders, according to the total amount of securities entitled to be included by each holder, or in a manner mutually agreed upon by the holders. However, the number of shares to be registered by these holders cannot be reduced below 25% of the total value of the shares covered by the registration statement.

Form S-3 Registration Rights.  The holders of at least 20% of the then-outstanding shares having registration rights can request that we register all or part of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $1.0 million. The stockholders may only require us to file two registration statements on Form S-3 in a 12-month period. We may postpone the filing of a registration statement on Form S-3 for up to 90 days once in a 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders.

Expenses of Registration Rights.  We will pay all expenses, other than underwriting discounts and commissions and the fees and disbursements of more than one counsel for the selling stockholders, incurred in connection with the registrations described above.

Expiration of Registration Rights.  The registration rights described above will expire, with respect to any particular holder of these rights, on the earlier of July 27, 2015 or when that holder can sell all of its registrable securities in any three-month period under Rule 144 of the Securities Act.

Anti-Takeover Provisions

The provisions of Delaware law, our dual class structure, and the provisions of our restated certificate of incorporation and our restated bylaws may have the effect of delaying, deferring or preventing a change in our control.

Delaware Law.  We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

Dual Class Stock Structure.  As discussed above, our Class B common stock has ten votes per share, while our Class A common stock, which is the class of stock the selling stockholders are selling in this offering and which will be the only class of stock which is publicly traded, has one vote per share. After the offering, our current directors, executive officers, holders of more than 5% of our common stock and their respective affiliates will, in the aggregate, beneficially own approximately     % of our outstanding Class A and Class B common stock, representing approximately     % of the total voting power of our outstanding capital stock (approximately     % and approximately     %, respectively, if the underwriters exercise their over-allotment option in full). Because of our dual class structure, the holders of our Class B common stock will continue to be able to control all matters submitted to our stockholders for approval even if they own significantly less than 50% of the shares of our outstanding Class A and Class B common stock. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that other stockholders might view as beneficial. Our board of directors is authorized, without stockholder approval, to issue additional shares of Class A and Class B common stock.

Restated Certificate of Incorporation and Restated Bylaw Provisions.  Our restated certificate of incorporation and our restated bylaws not only provide for a dual class structure, but also include a number of other provisions that could deter hostile takeovers or delay or prevent a change in our control, including the following:

•	Board of Directors Vacancies. Our restated certificate of incorporation and restated bylaws authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees.

•	Classified Board. Our restated certificate of incorporation and restated bylaws provide that our board is classified into three classes of directors. This could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror. In addition, stockholders are not permitted to cumulate their votes for the election of directors.

•	Stockholder Action; Special Meeting of Stockholders. Our restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. Our restated bylaws further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our chief executive officer or our president.

•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

•	Limits on Voting Power. Our restated certificate of incorporation provides that a holder, or group of affiliated holders, of more than 24.9% of our common stock may not vote shares representing more than 14.9% of the voting power represented by the outstanding shares of our Class A and Class B common stock. These provisions might make it more difficult for, or discourage an attempt by, such a stockholder to obtain control of us by means of a merger, tender offer, proxy contest or other means.

•	Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult, or to discourage an attempt to obtain control of us by means of, a merger, tender offer, proxy contest or similar transaction.

Listing

Our Class A common stock is listed on the NYSE under the symbol “GDOT.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A and Class B common stock is Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

We cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market prices of our Class A common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our Class A common stock, including shares of Class A common stock issued upon conversion of Class B common stock issued upon exercise of outstanding options or warrants, or the perception that those sales could occur, in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, based on the number of shares outstanding as of September 30, 2010 and giving effect to the issuance of           shares of Class B common stock to be acquired by certain selling stockholders through option exercises at the closing of this offering in order to sell the underlying shares of Class A common stock in this offering, we will have a total of           shares of our Class A and Class B common stock outstanding. Of these outstanding shares, shares of Class A common stock, consisting of the shares of Class A common stock being sold in this offering, and the 5,241,758 shares of Class A common stock sold in our initial public offering, will be freely tradable, except that any shares purchased in the directed share program offered in connection with our initial public offering or held by our affiliates, as that term is defined in Rule 144 under the Securities Act, will only be able to be sold in compliance with the limitations described below.

The remainder of the outstanding shares of our Class B common stock as of September 30, 2010 and the underlying Class A common stock issuable upon conversion thereof will be deemed restricted securities as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below. In addition, these shares are subject to market standoff agreements between us and our stockholders and the lock-up agreements described below. Subject to the volume and other restrictions of Rule 144 or Rule 701 these shares will be available for sale in the public market as follows:

•	No restricted shares will be eligible for sale in the public market immediately upon completion of this offering;

•	shares will be eligible for sale in the public market upon the expiration of the lock-up and/or market standoff agreements entered into prior to our initial public offering, beginning on January 18, 2011;

•	shares of the shares will be eligible for sale in the public market from time to time beginning on January 18, 2011 upon the lapse of our right of repurchase with respect to any unvested shares, of which are held by a stockholder who has entered into lock-up agreements for this offering, as described below; and

•	shares will be eligible for sale in the public market upon the expiration of lock-up agreements for this offering, as described below.

Lock-Up Agreements

In connection with our initial public offering, holders of securities representing more than 95% of our fully diluted shares, including all of our directors, officers and the selling stockholders, entered into and are subject to lock-up agreements that, subject to exceptions described in the “Underwriting” section below, prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to this common stock, option or warrant until January 18, 2011 without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. Incorporated. In addition, all of our security holders are subject to market standoff provisions that contain restrictions similar to those contained in the lock-up agreements.

In addition, in connection with this offering, holders of securities representing more than     % of our fully diluted shares, including all of our directors, officers and the selling stockholders, have entered into, or will enter into, lock-up agreements with the underwriters of this offering, which agreements, subject to certain exceptions, prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to this common stock, option or warrant sale, transfer or disposal of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. Incorporated for a period of 90 days after the date of this prospectus. These new lock-up agreements are described below under “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares immediately without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up and market standoff agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our Class A and Class B common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our Class A or Class B common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell those shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144.

Stock Options and Awards

We have filed a registration statement on Form S-8 under the Securities Act covering all of the shares of our Class B common stock subject to options outstanding and the shares of our Class A common stock reserved for issuance under our stock plans. Accordingly, shares of our common stock issued under these plans will be eligible for sale in the public market, subject to vesting restrictions and the lock-up restrictions and market stand-off agreements described above. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock-up and market standoff agreements to which they are subject.

Warrants

As of September 30, 2010, we had an outstanding unvested warrant to purchase 4,283,456 shares of Class B common stock. This warrant vests and becomes exercisable only upon achievement of certain performance goals. See “Description of Capital Stock — Warrants.” In addition, this warrant contains a “net exercise provision.” This provision allows the holder to exercise the warrant for a lesser number of shares of Class B common stock in lieu of paying cash. The number of shares that would be issued in this case would be based upon the market price of the Class B common stock at the time of the net exercise. Because this warrant has been held for at least one year, any shares of Class B common stock issued upon net exercise of this warrant could be publicly sold under Rule 144 following expiration of the lock-up and market standoff agreements described above.

Registration Rights

We have granted demand, piggyback and Form S-3 registration rights to certain of our security holders to sell our Class A common stock. For a further description of these rights, see “Description of Capital Stock — Registration Rights.”

UNDERWRITING

The selling stockholders are offering the shares of Class A common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Morgan Stanley & Co. Incorporated are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of our Class A common stock listed next to its name in the following table:

Number of
Name	Shares

J.P. Morgan Securities LLC
Morgan Stanley & Co. Incorporated

Total

The underwriters are committed to purchase all the shares of our Class A common stock offered by the selling stockholders if they purchase any shares. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters propose to offer the Class A common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $      per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $      per share from the public offering price set forth on the cover of this prospectus. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to           additional shares of our Class A common stock from the selling stockholders to cover over-allotments, if any. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of our Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discounts and commissions are equal to the public offering price per share of our Class A common stock less the amount paid by the underwriters to the selling stockholders per share of our Class A common stock. The discounts and commissions are $      per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by Selling Stockholders
	No Exercise	Full Exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $          . The selling stockholders will reimburse us for the expenses we incur in connection with this offering.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other agreement that transfers all or a portion of the economic consequences associated with the ownership of any shares of our Class A common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of our Class A common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. Incorporated for a period of 90 days after the date of this prospectus, other than (A) grants, exercises and settlements of awards under our stock plans that are described in this prospectus, (B) the filing of a registration statement in connection with an employee stock compensation plan and (C) the issuance of securities in connection with certain acquisitions, joint ventures or other strategic transactions, provided that the aggregate number of shares issued in all such transactions under this clause (C) may not exceed 10% of our outstanding stock following this offering and any recipient of any such shares agrees to be subject to the restrictions set forth in the following paragraph. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Holders of securities representing more than     % of our fully diluted shares, including all of our directors, officers and the selling stockholders, have entered into lock-up agreements with the underwriters pursuant to which each of these persons or entities, with limited exceptions, for a period of 90 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. Incorporated , (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for our Class A common stock (including, without limitation, Class A common stock or such other securities which may be deemed to be beneficially owned by these directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities that may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of our Class A common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our Class A common stock or any security convertible into or exercisable or exchangeable for our Class A common stock. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above will continue to apply until the expiration of the

18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of our Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of our Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of our Class A common stock, which involves the sale by the underwriters of a greater number of shares of our Class A common stock than they are required to purchase in this offering, and purchasing shares of our Class A common stock in the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market that could adversely affect investors who purchase shares in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of our Class A common stock, including the imposition of penalty bids. This means that, if the representatives of the underwriters purchase our Class A common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock, and, as a result, the price of our Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area that has implemented the European Union Prospectus Directive (the “EU Prospectus Directive”) (each, a “Relevant Member State”), from and including the date on which the EU Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running managers for any such offer; or

•	in any other circumstances that do not require the publication by the issuer of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Relevant Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services to us and those affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the accounts of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans.

LEGAL MATTERS

Fenwick & West LLP, Mountain View, California, will pass upon the validity of the issuance of the shares of our Class A common stock offered by this prospectus. Cravath, Swaine & Moore LLP, New York, New York, will act as counsel to the underwriters.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at July 31, 2008 and 2009 and December 31, 2009, for each of the three fiscal years in the period ended July 31, 2009 and for the five months ended December 31 2009, as set forth in their report. We have included our audited consolidated financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our Class A common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits and the consolidated financial statements and related notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents. A copy of the registration statement, including the exhibits and the consolidated financial statements and related notes filed as a part of the registration statement, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon the payment of fees prescribed by it. You may call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference facilities. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

We are also subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
(UNAUDITED)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED JULY 31, 2007, 2008 AND 2009 AND
FOR THE FIVE MONTHS ENDED DECEMBER 31, 2009

Green Dot Corporation

Consolidated Balance Sheets

	December 31,	September 30,
	2009	2010
		(Unaudited)
	(In thousands, except par value)

Assets
Current assets:
Unrestricted cash and cash equivalents	$56,303	$135,581
Settlement assets	42,569	11,784
Accounts receivable, net	29,157	23,985
Prepaid expenses and other assets	7,262	6,776
Income taxes receivable	5,452	—
Net deferred tax assets	4,634	4,335

Total current assets	145,377	182,461
Restricted cash	15,381	5,163
Accounts receivable, net	1,130	3,175
Prepaid expenses and other assets	1,047	641
Property and equipment, net	11,973	16,045
Deferred expenses	8,200	5,894

Total assets	$183,108	$213,379

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$9,777	$11,331
Settlement obligations	42,569	11,784
Amounts due to card issuing banks for overdrawn accounts	23,422	33,181
Other accrued liabilities	13,916	14,071
Deferred revenue	15,048	11,227
Income tax payable	—	2,986

Total current liabilities	104,732	84,580
Other accrued liabilities	2,761	4,398
Deferred revenue	97	50
Net deferred tax liabilities	4,154	3,886

Total liabilities	111,744	92,914

Stockholders’ equity:
Convertible preferred stock, $0.001 par value: 25,554 shares authorized as of December 31, 2009, 5,000 shares authorized as of September 30, 2010; 24,942 shares issued and outstanding as of December 31, 2009, no shares issued and outstanding as of September 30, 2010; liquidation preference of $31,322 and $0 as of December 31, 2009 and September 30, 2010, respectively	31,322	—
Class A common stock, $0.001 par value; no shares authorized as of December 31, 2009, 100,000 shares authorized as of September 30, 2010; no shares issued and outstanding as of December 31, 2009, 7,589 shares issued and outstanding as of September 30, 2010	—	5
Class B convertible common stock, $0.001 par value, 50,000 shares authorized as of December 31, 2009, 100,000 shares authorized as of September 30, 2010; 12,860 and 33,269 shares issued and outstanding as of December 31, 2009 and September 30, 2010, respectively	13	34
Additional paid-in capital	12,603	58,706
Retained earnings	27,426	61,720

Total stockholders’ equity	71,364	120,465

Total liabilities and stockholders’ equity	$183,108	$213,379

See notes to unaudited consolidated financial statements

Green Dot Corporation

Consolidated Statements of Operations
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2010	2009	2010
	(In thousands except per share data)

Operating revenues:
Card revenues	$30,849	$40,592	$93,011	$124,978
Cash transfer revenues	17,256	26,484	49,383	73,630
Interchange revenues	17,213	27,044	46,554	81,106
Stock-based retailer incentive compensation	—	(5,216)	—	(7,673)

Total operating revenues	65,318	88,904	188,948	272,041
Operating expenses:
Sales and marketing expenses	17,182	30,305	52,430	87,777
Compensation and benefits expenses	12,666	17,621	32,827	50,474
Processing expenses	9,951	14,579	27,092	43,131
Other general and administrative expenses	7,587	10,976	18,721	33,997

Total operating expenses	47,386	73,481	131,070	215,379

Operating income	17,932	15,423	57,878	56,662
Interest income	64	111	179	269
Interest expense	(3)	(23)	(3)	(48)

Income before income taxes	17,993	15,511	58,054	56,883
Income tax expense	7,522	6,540	24,344	22,589

Net income	10,471	8,971	33,710	34,294
Dividends, accretion, and allocated earnings of preferred stock	(7,060)	(1,255)	(22,886)	(16,094)

Net income allocated to common stockholders	$3,411	$7,716	$10,824	$18,200

Basic earnings per common share:
Class A common stock	$—	$0.22	$—	$0.87

Class B common stock	$0.28	$0.22	$0.90	$0.87

Basic weighted-average common shares issued and outstanding
Class A common stock	—	4,266	—	1,442

Class B common stock	12,051	28,627	12,046	18,232

Diluted earnings per common share:
Class A common stock	$—	$0.20	$—	$0.81

Class B common stock	$0.22	$0.20	$0.70	$0.81

Diluted weighted-average common shares issued and outstanding
Class A common stock	—	36,132	—	22,884

Class B common stock	15,262	31,862	15,545	21,441

See notes to unaudited consolidated financial statements

Green Dot Corporation

Consolidated Statements of Cash Flows
(Unaudited)

	Nine Months Ended
	September 30,
	2009	2010
	(In thousands)

Operating activities
Net income	$33,710	$34,294
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,552	5,405
Provision for uncollectible overdrawn accounts	18,089	34,912
Stock-based compensation	1,983	5,246
Stock-based retailer incentive compensation	—	7,673
Provision (benefit) for uncollectible trade receivables	112	(24)
Impairment of capitalized software	315	388
Deferred income tax expense (benefit)	(1,731)	31
Change in operating assets and liabilities:
Settlement assets	3,289	30,785
Accounts receivable	(19,668)	(31,761)
Prepaid expenses and other assets	(3,105)	817
Deferred expenses	3,568	2,306
Accounts payable and accrued liabilities	2,544	3,877
Settlement obligations	(3,289)	(30,785)
Amounts due to card issuing banks for overdrawn accounts	4,996	9,759
Deferred revenue	(4,988)	(3,868)
Income taxes payable	2,238	8,438

Net cash provided by operating activities	41,614	77,493
Investing activities
Decrease (increase) in restricted cash	(13,028)	10,218
Purchases of property and equipment, including internal-use software	(5,547)	(10,321)

Net cash used in investing activities	(18,575)	(103)
Financing activities
Repayments on line of credit	(77)	—
Borrowings on line of credit	77	—
Proceeds from exercise of warrants and options	162	1,888
Exercise of call option on warrant	(1,958)	—
Redemption of preferred and common shares	(617)	—

Net cash provided by (used in) financing activities	(2,413)	1,888
Net increase in unrestricted cash and cash equivalents	20,626	79,278
Unrestricted cash and cash equivalents, beginning of year	16,692	56,303

Unrestricted cash and cash equivalents, end of period	$37,318	$135,581

Cash paid for interest	$42	$40
Cash paid for income taxes	$24,009	$14,215

See notes to unaudited consolidated financial statements

Green Dot Corporation

Notes to Consolidated Financial Statements
(Unaudited)

1.	Organization

Green Dot Corporation (“we,” “us” and “our” refer to Green Dot Corporation and its wholly-owned subsidiaries, Next Estate Communications, Inc. and Green Dot Acquisition Corp.) is one of the leading providers of general purpose reloadable prepaid debit cards and cash loading and transfer services in the United States. Our products include Green Dot MasterCard and Visa-branded prepaid debit cards and several co-branded reloadable prepaid card programs, collectively referred to as our GPR cards; Visa-branded gift cards; and our MoneyPak and swipe reload proprietary products, collectively referred to as our cash transfer products, which enable cash loading and transfer services through our Green Dot Network. The Green Dot Network enables consumers to use cash to reload our prepaid debit cards or to transfer cash to any of our Green Dot Network acceptance members, including competing prepaid card programs and other online accounts.

We market our cards and financial services to banked, underbanked and unbanked consumers in the United States using distribution channels other than traditional bank branches, such as third-party retailer locations nationwide and the Internet. Our prepaid debit cards are issued by third-party issuing banks, and we have relationships with several card issuers, including GE Money Bank and Columbus Bank and Trust Company, a division of Synovus Bank. We also have distribution arrangements with many large and medium-sized retailers, such as Walmart, Walgreens, CVS, Rite Aid, 7-Eleven, Kroger, Kmart, Meijer and Radio Shack, and with various industry resellers, such as Incomm and PaySpot. We refer to participating retailers collectively as our “retail distributors.”

Initial Public Offering

On July 27, 2010, we completed an initial public offering of 5,241,758 shares of our Class A common stock at an initial public offering price of $36.00 per share, all of which were sold by existing stockholders. We did not receive any proceeds from the sale of shares of our Class A common stock in the offering. Concurrent with the completion of the initial public offering, certain selling stockholders exercised a warrant to purchase 283,786 shares of Series C-1 preferred stock at an exercise price of $1.41 per share and vested options to purchase 377,840 shares of Class B common stock with a weighted-average exercise price of $2.63 in order to sell the underlying shares of Class A common stock in the offering. We received aggregate proceeds of $1.4 million from these exercises. Additionally, all of our outstanding shares of convertible preferred stock were automatically converted to 24,941,421 shares of our Class B common stock, and all shares of our Class B common stock sold in the offering were automatically converted into a like number of Class A common stock.

2.	Summary of Significant Accounting Policies

Basis of Presentation

We have prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States, or GAAP. We have eliminated all significant intercompany balances and transactions in consolidation.

We consider an operating segment to be any component of our business whose operating results are regularly reviewed by our chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance based on discrete financial information. Our Chief Executive Officer, our chief operating decision-maker, reviews our operating results on an aggregate basis and manages our operations and the allocation of resources as a single operating segment — prepaid cards and related services.

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

2.	Summary of Significant Accounting Policies (Continued)

We have evaluated subsequent events through the date that the financial statements were issued, based on the accounting guidance for subsequent events. Based on our evaluation, we did not identify any recognized or nonrecognized subsequent events that would have required adjustment to or disclosure in the consolidated financial statements.

Unaudited Interim Financial Statements

The accompanying unaudited September 30, 2010 consolidated balance sheet, the consolidated statements of operations for the three and nine months ended September 30, 2010 and 2009, the consolidated statements of cash flows for the nine months ended September 30, 2010 and 2009, and the related interim information contained within the notes to the consolidated financial statements have been prepared in accordance with GAAP and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and the notes required by GAAP for complete financial statements. In our opinion, the unaudited interim consolidated financial statements reflect all adjustments, consisting of normal and recurring adjustments, necessary for the fair presentation of our financial position at September 30, 2010, the results of our operations for the three and nine months ended September 30, 2010 and 2009, and our cash flows for the nine months ended September 30, 2010 and 2009. Our results of operations for the three and nine months ended September 30, 2010 and 2009 are not necessarily indicative of future results.

Accounts Receivable, Net

Accounts receivable is comprised principally of receivables due from card issuing banks, overdrawn account balances due from cardholders, trade accounts receivable and other receivables. We record accounts receivable net of reserves for estimated uncollectible accounts. Receivables due from card issuing banks primarily represent revenue-related funds collected by the card issuing banks from our retail distributors, merchant banks and cardholders that have yet to be remitted to us. These receivables are generally collected within a short period of time based on the remittance terms in our agreements with the card issuing banks.

Overdrawn Account Balances Due from Cardholders and Reserve for Uncollectible Overdrawn Accounts

Cardholder account overdrafts may arise from maintenance fee assessments on our GPR cards or from purchase transactions that we honor on GPR or gift cards, in each case in excess of the funds in a cardholder’s account. We are exposed to losses from unrecovered cardholder account overdrafts. We establish a reserve for uncollectible overdrawn accounts. We classify overdrawn accounts into age groups based on the number of days that have elapsed since an account has had activity, such as a purchase, ATM transaction or maintenance fee assessment. We calculate a reserve factor for each age group based on the average recovery rate for the most recent six months. These factors are applied to these age groups to estimate our overall reserve. When more than 90 days have passed without activity in an account, we consider recovery to be remote and write off the full amount of the overdrawn account balance. We include our provision for uncollectible overdrawn accounts related to maintenance fees as an offset to card revenues in the accompanying consolidated statements of operations. We include our provision for uncollectible overdrawn accounts related to purchase transactions in other general and administrative expenses in the accompanying consolidated statements of operations.

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

2.	Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Our operating revenues consist of card revenues, cash transfer revenues and interchange revenues. We recognize revenue when the price is fixed or determinable, persuasive evidence of an arrangement exists, the product is sold or the service is performed, and collectibility of the resulting receivable is reasonably assured.

Card revenues consist of new card fees, monthly maintenance fees, ATM fees, and other revenues. We charge new card fees when a consumer purchases a new card in a retail store. We defer and recognize new card fee revenues on a straight-line basis over our average card lifetime, which is currently nine months for our GPR cards and six months for our gift cards. We determine the average card lifetime based on our recent historical data for comparable products. We measure card lifetime for our GPR cards as the period of time, inclusive of reload activity, between sale (or activation) of the card and the date of the last positive balance. We measure the card lifetime for our gift cards as the redemption period during which cardholders perform the substantial majority of their transactions. We reassess average card lifetime quarterly. We report the unearned portion of new card fees as a component of deferred revenue in our consolidated balance sheets. We charge maintenance fees on a monthly basis pursuant to the terms and conditions in the applicable cardholder agreements. We recognize monthly maintenance fees ratably over the month for which they are assessed. We charge ATM fees to cardholders when they withdraw money or conduct other transactions at certain ATMs in accordance with the terms and conditions in the applicable cardholder agreements. We recognize ATM fees when the withdrawal is made by the cardholder, which is the same time our service is completed and the fees are assessed. Other revenues consist of customer service fees, and fees associated with optional products or services, which we generally offer to consumers during the card activation process. We charge customer service fees pursuant to the terms and conditions in the applicable cardholder agreements and recognize them when the underlying services are completed. Optional products and services that generate other revenues include providing a second card for an account, expediting delivery of the personalized debit card that replaces the temporary card obtained at the retail store, and upgrading a cardholder account to one of our upgrade programs. We generally recognize revenue related to optional products and services when the underlying services are completed, but we treat revenues related to our upgrade programs in a manner similar to new card fees and monthly maintenance fees.

We generate cash transfer revenues when consumers purchase our cash transfer products (reload services) in a retail store. We recognize these revenues when the cash transfer transactions are completed, generally within three business days from the time of sale of these products.

We earn interchange revenues from fees remitted by the merchant’s bank, which are based on rates established by Visa and MasterCard, when cardholders make purchase transactions using our cards. We recognize interchange revenues as these transactions occur.

We report our different types of revenues on a gross or net basis based on our assessment of whether we act as a principal or an agent in the transaction. To the extent we act as a principal in the transaction, we report revenues on a gross basis. In concluding whether or not we act as a principal or an agent, we evaluate whether we have the substantial risks and rewards under the terms of the revenue-generating arrangements, whether we are the party responsible for fulfillment of the services purchased by the cardholders, and other factors. For all of our significant revenue-generating arrangements, including GPR and gift cards, we record revenues on a gross basis.

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

2.	Summary of Significant Accounting Policies (Continued)

Generally, customers have limited rights to a refund of a new card fee or a cash transfer fee. We have elected to recognize revenues prior to the expiration of the refund period, but reduce revenues by the amount of expected refunds, which we estimate based on actual historical refunds.

On occasion, we enter into incentive agreements with our retail distributors designed to increase product acceptance and sales volume. We record incentive payments, including the issuance of equity instruments, as a reduction of revenues and recognize them over the period the related revenues are recognized or as services are rendered, as applicable.

Employee Stock-Based Compensation

Effective August 1, 2006, we adopted a new accounting standard using the prospective transition method, which required compensation expense to be recognized on a prospective basis, and therefore prior period financial statements do not include the impact of our adoption of this standard. Compensation expense recognized relates to stock options granted, modified, repurchased, or cancelled on or after August 1, 2006 and stock purchases under our employee stock purchase plan, or ESPP. We record compensation expense using the fair value method of accounting. For stock options and stock purchases under our ESPP, we base compensation expense on fair values estimated at the grant date using the Black-Scholes option-pricing model. For stock awards, we base compensation expense on the estimated fair value of our common stock at the grant date. We recognize compensation expense for awards with only service conditions that have graded vesting schedules on a straight-line basis over the vesting period of the award. Vesting is based upon continued service to our company.

We continue to account for stock options granted to employees prior to August 1, 2006, using the intrinsic value method. Under the intrinsic value method, compensation associated with stock awards to employees was determined as the difference, if any, between the fair value of the underlying common stock on the grant date, and the price an employee must pay to exercise the award. We measure the fair value of equity instruments issued to non-employees as of the earlier of the date a performance commitment has been reached by the counterparty or the date performance is completed by the counterparty. We determine the fair value using the Black-Scholes option-pricing model or the fair value of our common stock, as applicable, and recognize related expense in the same periods that the goods or services are received.

Income Taxes

Our income tax expense is comprised of current and deferred income tax expense. Current income tax expense approximates taxes to be paid or refunded for the current period. Deferred income tax expense results from the changes in deferred tax assets and liabilities during the periods. These gross deferred tax assets and liabilities represent decreases or increases in taxes expected to be paid in the future because of future reversals of temporary differences between the bases of assets and liabilities as measured by tax laws and their bases as reported in our consolidated financial statements. We also recognize deferred tax assets for tax attributes such as net operating loss carryforwards and tax credit carryforwards. We record valuation allowances to reduce deferred tax assets to the amounts we conclude are more likely-than-not to be realized in the foreseeable future.

We recognize and measure income tax benefits based upon a two-step model: 1) a tax position must be more likely-than-not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest dollar amount of that position that is more likely-than-not to be sustained upon settlement. The difference between the benefit recognized for a

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

2.	Summary of Significant Accounting Policies (Continued)

position and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit. We accrue income tax related interest and penalties, if applicable, within income tax expense.

Earnings Per Common Share

We have multiple classes of common stock and our preferred stockholders, during the periods their shares were outstanding, were entitled to participate with common stockholders in the distributions of earnings through dividends. Therefore, we apply the two-class method in calculating earnings per common share, or EPS. The two-class method requires net income, after deduction of any preferred stock dividends, deemed dividends on preferred stock redemptions, and accretions in the carrying value on preferred stock, to be allocated between each class or series of common and preferred stockholders based on their respective rights to receive dividends, whether or not declared. Basic EPS is then calculated by dividing net income allocated to each class of common stockholders by the respective weighted-average common shares issued and outstanding.

In addition, for diluted EPS, the conversion of Class B common stock can affect net income allocated to Class A common stockholders. Where the effect of this conversion is dilutive, we adjust net income allocated to Class A common stockholders by the associated allocated earnings of the convertible securities. We divide adjusted net income for each class of common stock by the respective weighted-average number of the common shares issued and outstanding for each period plus amounts representing the dilutive effect of outstanding stock options and outstanding warrants, shares to be purchased under our employee stock purchase plan and the dilution resulting from the conversion of convertible securities, if applicable. We exclude the effects of convertible securities and outstanding warrants and stock options from the computation of diluted EPS in periods in which the effect would be antidilutive. We calculate dilutive potential common shares using the treasury stock method, if-converted method and the two-class method, as applicable.

Fair Values of Financial Instruments

Our financial instruments, including unrestricted cash and cash equivalents, restricted cash, settlement assets and obligations, accounts receivable, certain other assets, accounts payable, and other accrued liabilities, are short-term, and, accordingly, we believe their carrying amounts approximate their respective fair values.

Recent Accounting Pronouncements

In February 2010, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2010-09, Subsequent Events — Amendments to Certain Recognition and Disclosure Requirements, which amends the disclosure requirements related to subsequent events. Effective immediately, the ASU retracts the requirement to disclose the date through which subsequent events have been evaluated for a Securities and Exchange Commission, or SEC, filer. We adopted this ASU in the first quarter of 2010.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements, including the accompanying notes. We base our estimates and assumptions on historical factors, current circumstances, and the experience and judgment of management. We evaluate our estimates and assumptions on an ongoing basis. Actual results could differ from those estimates.

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

2.	Summary of Significant Accounting Policies (Continued)

3.	Accounts Receivable

Accounts receivable consisted of the following (in thousands):

	December 31,	September 30,
	2009	2010
		(Unaudited)

Overdrawn account balances due from cardholders	$12,072	$19,190
Reserve for uncollectible overdrawn accounts	(7,460)	(13,545)

Net overdrawn account balances due from cardholders	4,612	5,645
Trade receivables	647	969
Reserve for uncollectible trade receivables	(110)	(4)

Net trade receivables	537	965
Receivables due from card issuing banks	22,123	20,347
Payroll taxes due from related parties	2,417	—
Other receivables	598	203

Accounts receivable, net	$30,287	$27,160

At December 31, 2009, we had receivables of $2.3 million due from our Chief Executive Officer and $0.1 million due from our Chief Financial Officer. These receivables were related to federal and state payroll taxes arising from stock awards granted and stock options exercised that we were required to remit to the various taxing authorities. We collected these receivables in cash in January 2010.

Activity in the reserve for uncollectible overdrawn accounts consisted of the following (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2010	2009	2010
	(Unaudited)

Balance, beginning of the period	$30,467	$13,651	$26,485	$7,460
Provision for uncollectible overdrawn accounts:
Fees	5,746	11,632	16,431	32,982
Purchase transactions	537	641	1,658	1,931
Charge-offs	(28,964)	(12,379)	(36,788)	(28,828)

Balance, end of period	$7,786	$13,545	$7,786	$13,545

4.	Income Taxes

Income tax expense for the nine months ended September 30, 2009 and 2010 varied from the amount computed by applying the federal statutory income tax rate to income before income taxes. A reconciliation between the expected federal income tax expense using the federal statutory tax rate of

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

4.	Income Taxes (Continued)

35% and our actual income tax expense for the nine months ended September 30, 2009 and 2010 was as follows:

	Nine Months Ended
	September 30,
	2009	2010
	(Unaudited)

U.S. federal income tax	35.0%	35.0%
Non-deductible offering costs	—	3.4
State income taxes, net of federal benefit	6.1	3.6
Change in state tax apportionment method	—	(3.9)
Other	0.9	1.6

Income tax expense	$42.0%	39.7%

Income tax expense was $24.3 million and $22.6 million for the nine months ended September 30, 2009 and 2010, respectively, with an effective tax rate of 42.0% and 39.7%, respectively. The effective tax rates for these periods differ from the expected federal statutory tax rate of 35% primarily due to state income taxes, net of the federal tax benefit. For the nine months ended September 30, 2010, our effective tax rate was also impacted by several discrete items. In May 2010, the California Franchise Tax Board, or FTB, approved our petition to use an alternative apportionment method provided for in Revenue and Tax Code Section 25137. The alternative method, known as the market-source approach, allows us to apportion income to California based on a customer’s address, rather than apportion income based on cost of performance, which is the standard method under existing law. Under the market-source approach, we apportion less income to California, resulting in a lower effective state tax rate. The petition is retroactive to our 2009 tax year, prior to the change in our fiscal year from July 31 to December 31. We recognized the effect of the change in apportionment method, including the retroactive tax benefit, in our consolidated financial statements for the nine months ended September 30, 2010. The benefit from the change in apportionment method was partially offset by non-deductible offering costs recognized during the nine months ended September 30, 2010. Excluding the impact of these discrete items, our effective tax rate would have been 40.3%.

In accounting for income taxes, we follow the guidance related to uncertainty in income taxes. The guidance prescribes a comprehensive framework for the financial statement recognition, measurement, presentation, and disclosure of uncertain income tax positions that we have taken or anticipate taking in a tax return, and includes guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and transition rules. We have concluded that we have no significant unrecognized tax benefits. We are subject to examination by the Internal Revenue Service, or IRS, and various state tax authorities. Our consolidated federal income tax returns for the years ended July 31, 2005 and 2008 have been examined by the IRS, and there have been no material changes in our tax liabilities for those years. We generally remain subject to examination of our federal income tax returns for the year ended July 31, 2006 and later years. We generally remain subject to examination of our various state income tax returns for periods ranging from four to five years from the respective dates the returns were filed.

5.	Stockholders’ Equity

On July 27, 2010, we filed a restated certificate of incorporation that increased the number of authorized Class A and Class B common stock from 75,000,000 shares each to 100,000,000 shares each and reduced the number of authorized shares of preferred stock from 25,553,267 to 5,000,000.

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

5.	Stockholders’ Equity (Continued)

Shares Subject to Repurchase

In May 2010, we amended our commercial agreement with Walmart, our largest retail distributor, and GE Money Bank. The amendment modifies the terms of our agreement related to our co-branded GPR MoneyCard, which significantly increased the sales commission rates we pay to Walmart for our products sold in their stores. The new agreement has a five-year term commencing May 1, 2010. As an incentive to amend our prepaid card program agreement, we issued Walmart 2,208,552 shares of our Class A common stock. These shares are subject to our right to repurchase them at $0.01 per share upon termination of our agreement with Walmart other than a termination arising out of our knowing, intentional and material breach of the agreement. Our right to repurchase the shares lapses with respect to 36,810 shares per month over the 60-month term of the agreement. The repurchase right will expire as to all shares of Class A common stock that remain subject to the repurchase right if we experience a “prohibited change of control,” as defined in the agreement, if we experience a “change of control,” as defined in the stock issuance agreement, or under certain other limited circumstances, which we currently believe are remote. We have also granted Walmart registration rights for all of its shares of our Class A common stock that are no longer subject to our repurchase right. In connection with the share issuance, Walmart entered into an agreement to vote its shares in proportion to the way the rest of our stockholders vote their shares. As of September 30, 2010, 184,050 shares of Class A common stock issued to Walmart were no longer subject to the repurchase right.

6.	Stock-Based Compensation

Employee Stock-Based Compensation

In June 2010, our board of directors adopted, and in July 2010 our stockholders approved, a new equity incentive plan and an employee stock purchase plan. The 2010 Equity Incentive Plan replaced our 2001 Stock Plan. We reserved 2,000,000 shares of our Class A common stock for issuance under our 2010 Equity Incentive Plan. The number of shares reserved for issuance under our 2010 Equity Incentive Plan will increase automatically on the first day of January of each of 2011 through 2014 by up to a number of shares equal to 3% of the total outstanding shares our Class A and Class B common stock as of the immediately preceding December 31st. The 2010 Equity Incentive Plan authorizes the award of stock options, restricted stock awards, stock appreciation rights, restricted stock units, performance shares and stock bonuses. The 2010 Employee Stock Purchase Plan enables eligible employees to purchase shares of our Class A common stock periodically at a discount. Our 2010 Employee Stock Purchase Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code. We reserved 200,000 shares of our Class A common stock for issuance under our 2010 Employee Stock Purchase Plan. The number of shares reserved for issuance under our 2010 Employee Stock Purchase Plan will automatically increase on the first day of January of each of 2011 through 2018 by up to the number of shares equal to 1% of the total outstanding shares of our Class A and Class B common stock as of the immediately preceding December 31st. Our board of directors or its compensation committee may reduce the amount of the annual increase under the 2010 Equity Incentive Plan or 2010 Employee Stock Purchase Plan in any particular year.

We granted options to purchase 127,500 shares of our Class B common stock under our 2001 Stock Plan, the predecessor to our 2010 Equity Incentive Plan, to our officers, employees, and outside directors during the three months ended September 30, 2009 with a weighted-average exercise price of $17.19 per share and a weighted-average grant-date fair value of $9.50 per share. We granted options to purchase 79,500 shares of our Class A common stock under our 2010 Equity Incentive

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

6.	Stock-Based Compensation (Continued)

Plan to our officers, employees, and outside directors during the three months ended September 30, 2010 with an exercise price of $36.00 per share and a grant-date fair value of $17.23 per share.

We granted options to purchase 263,300 shares of Class B common stock under our 2001 Stock Plan to our officers, employees, and outside directors during the nine months ended September 30, 2009. The stock options had a weighted-average exercise price of $15.48 per share and a weighted-average grant-date fair value of $8.58 per share. We granted options to purchase 299,000 shares of our common stock to our officers, employees, and outside directors during the nine months ended September 30, 2010, of which 79,500 were options to purchase Class A common stock granted under our 2010 Equity Incentive Plan and 219,500 were options to purchase Class B common stock granted under our 2001 Stock Plan. The stock options had a weighted-average exercise price of $30.08 per share and a weighted-average grant-date fair value of $14.68 per share.

We estimated the fair value of each stock option grant on the date of grant using the following weighted-average assumptions:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2010	2009	2010
	(Unaudited)

Risk-free interest rate	2.88%	1.93%	2.75%	2.39%
Expected term (life) of options (in years)	6.08	6.08	6.08	5.90
Expected dividends	—	—	—	—
Expected volatility	56.00%	48.00%	56.33%	49.62%

We recognized stock-based compensation expense of $0.8 million and $1.7 million for the three months ended September 30, 2009 and 2010, respectively, and $2.0 million and $5.2 million for the nine months ended September 30, 2009 and 2010, respectively.

Stock-Based Retailer Incentive Compensation

As discussed in Note 5 — Stockholders’ Equity, we issued Walmart 2,208,552 shares of our Class A common stock. We recognize the fair value of 36,810 shares each month over the 60-month term of the commercial agreement. An early expiration of our right to repurchase as described above would, however, result in the recognition of the fair value of all the shares still subject to repurchase on the date of the expiration. We currently assess an early expiration of our repurchase right to be remote. We record the fair value recognized as stock-based retailer incentive compensation, a contra-revenue component of our total operating revenues. We recognize monthly the fair value of the shares for which our right to repurchase has lapsed using the then-current fair market value of our Class A common stock. We recognized $5.2 million and $7.7 million of stock-based retailer incentive compensation for the three and nine months ended September 30, 2010, respectively.

7.	Earnings per Common Share

We calculate EPS using the two-class method. Refer to Note 2 — Summary of Significant Accounting Policies for a discussion of the calculation of EPS.

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

7.	Earnings per Common Share (Continued)

The calculation of basic EPS and diluted EPS for the three and nine months ended September 30, 2010 and 2009 was as follows (in thousands, except per share data):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2010	2009	2010
	(Unaudited)

Basic earnings per Class A common share
Net income	$—	$8,971	$—	$34,294
Allocated earnings to preferred stock	—	(1,255)	—	(16,094)
Allocated earnings to other classes of common stock	—	(6,773)	—	(16,942)

Net income allocated to Class A common stockholders	—	943	—	1,258
Weighted-average Class A shares issued and outstanding	—	4,266	—	1,442

Basic earnings per Class A common share	—	$0.22	—	$0.87

Diluted earnings per Class A common share
Net income allocated to Class A common stockholders	—	943	—	1,258
Allocated earnings to participating securities, net of re-allocated earnings	—	6,509	—	17,288
Re-allocated earnings	—	(71)	—	(94)

Diluted net income allocated to Class A common stockholders	—	7,381	—	18,452
Weighted-average Class A shares issued and outstanding	—	4,266	—	1,442
Dilutive potential common shares:
Class B common stock	—	31,862	—	21,441
Employee stock purchase plan	—	4	—	1

Diluted weighted-average Class A shares issued and outstanding	—	36,132	—	22,884

Diluted earnings per Class A common share	—	$0.20	—	$0.81

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

7.	Earnings per Common Share (Continued)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2010	2009	2010
	(Unaudited)

Basic earnings per Class B common share
Net income	$10,471	$8,971	$33,710	$34,294
Allocated earnings and deemed dividends to preferred stock	(7,060)	(1,255)	(22,886)	(16,094)
Allocated earnings to other classes of common stock	—	(1,402)	—	(2,299)

Net income allocated to Class B common stockholders	3,411	6,314	10,824	15,901
Weighted-average Class B shares issued and outstanding	12,051	28,627	12,046	18,232

Basic earnings per Class B common share	$0.28	$0.22	$0.90	$0.87

Diluted earnings per Class B common share
Net income allocated to Class B common stockholders	3,411	6,314	10,824	15,901
Re-allocated earnings	—	195	—	1,387

Diluted net income allocated to Class B common stockholders	3,411	6,509	10,824	17,288
Weighted-average Class B shares issued and outstanding	12,051	28,627	12,046	18,232
Dilutive potential common shares:
Stock options	2,950	3,180	2,921	3,011
Warrants	261	55	578	198

Diluted weighted-average Class B shares issued and outstanding	15,262	31,862	15,545	21,441

Diluted earnings per Class B common share	$0.22	$0.20	$0.70	$0.81

As of September 30, 2010, 2,024,502 shares of Class A common stock issued to Walmart were subject to our right to repurchase. Basic and diluted EPS for these shares were the same as basic and diluted EPS for our Class A common stock for the three and nine months ended September 30, 2010.

We excluded from the computation of basic EPS for the three and nine months ended September 30, 2010 all shares issuable under an unvested warrant to purchase 4,283,456 shares of our Class B common stock, as the related performance conditions had not been satisfied.

For the three and nine months ended September 30, 2009 and 2010, we excluded all shares of convertible preferred stock and certain stock options outstanding, which could potentially dilute basic EPS in the future, from the computation of diluted EPS as their effect was anti-dilutive. The following

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

7.	Earnings per Common Share (Continued)

table shows the weighted-average number of anti-dilutive shares excluded from the diluted EPS calculation for the three and nine months ended September 30, 2009 and 2010 (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2010	2009	2010
	(Unaudited)

Class A common stock
Options to purchase Class A common stock	—	12	—	11
Class B common stock
Options to purchase Class B common stock	53	5	92	24
Conversion of convertible preferred stock	24,941	5,693	24,984	18,455

Total options and convertible preferred stock	24,994	5,698	25,076	18,479

8.	Significant Customer Concentrations

A credit concentration may exist if customers are involved in similar industries, economic sectors, and geographic regions. Our retail distributors operate in similar economic sectors but diverse domestic geographic regions. The loss of a significant retail distributor could have a material adverse effect upon our card sales, profitability, and revenue growth.

Revenues derived from our products sold at Walmart and our three other largest retail distributors, as a group, represented approximately 63% and 20%, respectively, of our total operating revenues for the three months ended September 30, 2009 and 63% and 20%, respectively, for the three months ended September 30, 2010. Revenues derived from our products sold at Walmart and our three other largest distributors, as a group, represented approximately 60% and 22%, respectively, of our total operating revenues for the nine months ended September 30, 2009 and 63% and 20%, respectively, for the nine months ended September 30, 2010. Revenues derived from our products sold at Walmart and our three other largest retail distributors, as a group, represented approximately 65% and 20%, respectively, of our total operating revenues, excluding stock-based retailer incentive compensation, for the three months ended September 30, 2010 and 64% and 19%, respectively, for the nine months ended September 30, 2010. In determining the customer concentration, we attributed new card fees and cash transfer revenues to the retail distributor where the sale of the new cards and cash transfer products occurred.

The concentration of GPR cards activated (in units) for Walmart and our three other largest retail distributors, in the aggregate, was 97% and 88% for the three months ended September 30, 2009 and 2010, respectively. The concentration of sales of cash transfer products (in units) for these retail distributors, in the aggregate, was 94% and 92% for the three months ended September 30, 2009 and 2010, respectively. The concentration of GPR cards activated (in units) for these retail distributors, in the aggregate, was 97% and 83% for the nine months ended September 30, 2009 and 2010, respectively. The concentration of sales of cash transfer products (in units) for these retail distributors, in the aggregate, was 94% and 93% for the nine months ended September 30, 2009 and 2010, respectively.

Settlement assets attributable to Walmart and our three other largest retail distributors, as a group, comprised 81% and 15%, respectively, as of December 31, 2009, and 27% and 48%, respectively, of the settlement assets recorded on our consolidated balance sheet as of September 30, 2010. As a result of entering into our amended agreement with Walmart, we changed the manner in which customer funds for certain products sold at Walmart are settled, eliminating the need to record

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

8.	Significant Customer Concentrations (Continued)

settlement assets and liabilities related to these products. This change resulted in a significant reduction in our settlement assets and settlement obligations associated with Walmart and GE Money Bank, respectively.

During the nine months ended September 30, 2009 and 2010, the majority of the customer funds underlying our products were held in bank accounts at two card issuing banks. These funds are held in trust for the benefit of the customers, and we have no legal rights to the customer funds or deposits at the card issuing banks. Additionally, we have receivables due from these card issuing banks included in accounts receivable, net, on our consolidated balance sheets. The failure of either of these card issuing banks could result in significant business disruption, a potential material adverse affect on our ability to service our customers, potential contingent obligations by us to customers and material write-offs of uncollectible receivables due from these card issuing banks.

9.	Business Combination

On February 4, 2010, we entered into a definitive agreement to acquire 100% of the outstanding common shares and voting interest of Bonneville Bancorp for approximately $15.7 million in cash, subject to approval by various regulatory bodies. Bonneville Bancorp, a Utah bank holding company, offers a range of business and consumer banking products in the Provo, Utah area through its bank subsidiary, Bonneville Bank, or the Bank. The Bank also originates commercial, industrial, residential, real estate and personal loans. We expect to focus the Bank on issuing our Green Dot-branded debit cards linked to an FDIC-insured transactional account.

As of September 30, 2010, regulatory approval of our proposed bank acquisition was still pending.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Green Dot Corporation

We have audited the accompanying consolidated balance sheets of Green Dot Corporation (the Company) as of July 31, 2008, July 31, 2009 and December 31, 2009, and the related consolidated statements of operations, changes in redeemable convertible preferred stock and in stockholders’ equity (deficit), and cash flows for each of the three years in the period ended July 31, 2009 and for the five months ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Green Dot Corporation at July 31, 2008, July 31, 2009 and December 31, 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended July 31, 2009 and for the five months ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Los Angeles, California
April 26, 2010

Green Dot Corporation
Consolidated Balance Sheets

	July 31,		December 31,
	2008	2009	2009
	(In thousands, except
	per share data)

Assets
Current assets:
Unrestricted cash and cash equivalents	$39,285	$26,564	$56,303
Settlement assets	17,445	35,570	42,569
Accounts receivable, net	14,080	19,967	29,157
Prepaid expenses and other assets	5,700	6,317	7,262
Income taxes receivable	1,088	—	5,452
Net deferred tax assets	4,446	5,681	4,634

Total current assets	82,044	94,099	145,377
Restricted cash	2,328	15,367	15,381
Accounts receivable, net	—	1,357	1,130
Prepaid expenses and other assets	829	1,115	1,047
Property and equipment, net	7,096	8,679	11,973
Deferred expenses	4,949	2,652	8,200

Total assets	$97,246	$123,269	$183,108

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$4,464	$8,359	$9,777
Settlement obligations	17,445	35,570	42,569
Amounts due to card issuing banks for overdrawn accounts	23,578	18,269	23,422
Other accrued liabilities	9,360	6,865	13,916
Deferred revenue	8,351	7,404	15,048
Income tax payable	—	337	—

Total current liabilities	63,198	76,804	104,732
Other accrued liabilities	571	2,561	2,761
Deferred revenue	169	138	97
Net deferred tax liabilities	2,024	1,528	4,154

Total liabilities	65,962	81,031	111,744
Commitments and contingencies (Note 14)
Series D redeemable convertible preferred stock, $0.001 par value: 2,926 shares authorized, issued and outstanding at July 31, 2008, reported at redemption value; no shares issued and outstanding at July 31, 2009 or December 31, 2009	26,816	—	—
Stockholders’ equity:
Convertible preferred stock, $0.001 par value: 24,372 shares authorized, 23,837 shares issued and outstanding as of July 31, 2008; 25,554 shares authorized, 24,942 shares issued and outstanding as of July 31, 2009 and December 31, 2009; liquidation preference of $18,345 as of July 31, 2008 and $31,322 as of July 31, 2009 and December 31, 2009	18,345	31,322	31,322
Common stock, $0.001 par value: 50,000 shares authorized as of July 31, 2008 and 2009 and December 31, 2009; 11,753, 12,040 and 12,860 shares issued and outstanding as of July 31, 2008 and 2009 and December 31, 2009, respectively	12	12	13
Additional paid-in capital	3,593	2,955	12,603
Related party notes receivable	(5,235)	(5,814)	—
Retained earnings (accumulated deficit)	(12,247)	13,763	27,426

Total stockholders’ equity	4,468	42,238	71,364

Total liabilities, redeemable convertible preferred stock and stockholders’ equity	$97,246	$123,269	$183,108

See notes to consolidated financial statements.

Green Dot Corporation
Consolidated Statements of Operations

	Year Ended July 31,			Five Months Ended
	2007	2008	2009	December 31, 2009
	(In thousands, except per share data)

Operating revenues:
Card revenues	$45,717	$91,233	$119,356	$50,895
Cash transfer revenues	25,419	45,310	62,396	30,509
Interchange revenues	12,488	31,583	53,064	31,353

Total operating revenues	83,624	168,126	234,816	112,757

Operating expenses:
Sales and marketing expenses	38,838	69,577	75,786	31,333
Compensation and benefits expenses	20,610	28,303	40,096	26,610
Processing expenses	9,809	21,944	32,320	17,480
Other general and administrative expenses	13,212	19,124	22,944	14,020

Total operating expenses	82,469	138,948	171,146	89,443

Operating income	1,155	29,178	63,670	23,314
Interest income	771	665	396	115
Interest expense	(625)	(247)	(1)	(2)

Income before income taxes	1,301	29,596	64,065	23,427
Income tax expense (benefit)	(3,346)	12,261	26,902	9,764

Net income	4,647	17,335	37,163	13,663
Dividends, accretion, and allocated earnings of preferred stock	(5,157)	(13,650)	(29,000)	(9,170)

Net income (loss) allocated to common stockholders	$(510)	$3,685	$8,163	$4,493

Earnings (loss) per common share:
Basic	$(0.05)	$0.34	$0.68	$0.37
Diluted	$(0.05)	$0.26	$0.52	$0.29
Weighted-average common shares issued and outstanding	11,100	10,757	12,036	12,222
Weighted-average diluted common shares issued and outstanding	11,100	14,154	15,712	15,425

See notes to consolidated financial statements.

Green Dot Corporation
Consolidated Statements of Changes in Redeemable Convertible
Preferred Stock and in Stockholders’ Equity (Deficit)

			Stockholder’s Equity (Deficit)
	Redeemable							Related	(Accumulated	Total
	Convertible		Convertible				Additional	Party	Deficit)	Stockholders’
	Preferred Stock		Preferred Stock		Common Stock		Paid-in	Notes	Retained	Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Earnings	(Deficit)
						(In thousands)
Balance at July 31, 2006	—	$—	24,088	$18,540	11,508	$12	$1,318	$(4,020)	$(9,695)	$6,155
Exercise of warrants and options	—	—	—	—	1,361	1	1,065	—	—	1,066
Issuance of related party notes receivable	—	—	—	—	—	—	—	(711)	—	(711)
Interest on related party notes receivable	—	—	—	—	—	—	191	(191)	—	—
Stock-based compensation	—	—	—	—	—	—	156	—	—	156
Issuance of new shares and repurchase
of existing shares, net	2,926	18,701	(251)	(195)	(2,675)	(3)	(2,191)	—	(16,419)	(18,808)
Accretion of redeemable convertible preferred stock	—	3,635	—	—	—	—	—	—	(3,635)	(3,635)
Net income	—	—	—	—	—	—	—	—	4,647	4,647

Balance at July 31, 2007	2,926	22,336	23,837	18,345	10,194	10	539	(4,922)	(25,102)	(11,130)
Exercise of options	—	—	—	—	1,559	2	1,621	—	—	1,623
Issuance of related party notes receivable	—	—	—	—	—	—	—	(120)	—	(120)
Interest on related party notes receivable	—	—	—	—	—	—	193	(193)	—	—
Stock-based compensation	—	—	—	—	—	—	1,240	—	—	1,240
Accretion of redeemable convertible preferred stock	—	4,480	—	—	—	—	—	—	(4,480)	(4,480)
Net income	—	—	—	—	—	—	—	—	17,335	17,335

Balance at July 31, 2008	2,926	26,816	23,837	18,345	11,753	12	3,593	(5,235)	(12,247)	4,468
Exercise of options	—	—	—	—	308	—	415	—	—	415
Issuance of related party notes receivable	—	—	—	—	—	—	—	(364)	—	(364)
Interest on related party notes receivable	—	—	—	—	—	—	215	(215)	—	—
Stock-based compensation	—	—	—	—	—	—	2,468	—	—	2,468
Accretion of redeemable convertible preferred stock	—	1,956	—	—	—	—	—	—	(1,956)	(1,956)
Issuance of new shares and repurchase
of existing shares, net	(2,926)	(28,772)	1,105	12,977	(21)	—	(1,778)	—	(9,197)	2,002
Exercise of call option on warrants	—	—	—	—	—	—	(1,958)	—	—	(1,958)
Net income	—	—	—	—	—	—	—	—	37,163	37,163

Balance at July 31, 2009	—	—	24,942	31,322	12,040	12	2,955	(5,814)	13,763	42,238
Exercise of options	—	—	—	—	562	1	2,811	—	—	2,812
Interest on related party notes receivable	—	—	—	—	—	—	55	(55)	—	—
Repayment of related party notes receivable	—	—	—	—	—	—	—	5,869	—	5,869
Stock-based compensation	—	—	—	—	258	—	6,782	—	—	6,782
Net income	—	—	—	—	—	—	—	—	13,663	13,663

Balance at December 31, 2009	—	$—	24,942	$31,322	12,860	$13	$12,603	$—	$27,426	$71,364

See notes to consolidated financial statements.

Green Dot Corporation
Consolidated Statements of Cash Flows

	Year Ended July 31,			Five Months Ended
	2007	2008	2009	December 31, 2009
	(In thousands)

Operating activities
Net income	$4,647	$17,335	$37,163	$13,663
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	3,524	4,407	4,593	2,254
Provision for uncollectible overdrawn accounts	7,909	16,135	22,548	11,218
Stock-based compensation	156	1,240	2,468	6,782
Provision (benefit) for uncollectible trade receivables	(133)	50	61	60
Impairment of capitalized software	—	—	405	77
Deferred income tax (benefit) expense	(2,635)	40	(1,731)	3,530
Excess tax benefits from exercise of options	—	(524)	—	(1,866)
Changes in operating assets and liabilities:
Settlement assets	(2,544)	(2,033)	(18,125)	(6,999)
Accounts receivable	(11,001)	(24,717)	(29,853)	(20,241)
Prepaid expenses and other assets	(551)	(2,263)	(903)	(919)
Deferred expenses	(862)	(2,750)	2,297	(5,548)
Accounts payable and accrued liabilities	2,607	4,665	3,170	8,135
Settlement obligations	3,983	4,529	18,125	6,999
Amounts due to card issuing banks for overdrawn accounts	3,888	10,785	(5,309)	5,153
Deferred revenue	(2,000)	4,394	(978)	7,603
Income taxes payable (receivable)	(4,527)	3,713	1,366	(3,780)

Net cash provided by (used in) operating activities	2,461	35,006	35,297	26,121
Investing activities
Restricted cash	(260)	(43)	(13,039)	(14)
Purchase of property and equipment	(4,298)	(5,120)	(6,361)	(5,049)

Net cash used in investing activities	(4,558)	(5,163)	(19,400)	5,063
Financing activities
Principal payments on short-term debt	(2,584)	(2,446)	—	—
Repayments on line of credit	(148,560)	(76,961)	(12,404)	—
Borrowings from line of credit	151,056	74,465	12,404	—
Proceeds from exercise of warrants and options	355	1,154	110	946
Excess tax benefits from exercise of options	—	524	—	1,866
Exercise of call option on warrant	—	—	(1,958)	—
Issuance of preferred shares and freestanding warrant	20,000	—	13,000	—
Redemption of preferred and common shares	(20,109)	—	(39,770)	—
Proceeds from the repayment of related party notes receivable	—	—	—	5,869

Net cash provided by (used in) financing activities	158	(3,264)	(28,618)	8,681

Net (decrease) increase in unrestricted cash and cash equivalents	(1,939)	26,579	(12,721)	29,739
Unrestricted cash and cash equivalents, beginning of year	14,645	12,706	39,285	26,564

Unrestricted cash and cash equivalents, end of year	$12,706	$39,285	$26,564	$56,303

Cash paid for interest	$427	$100	$1	$—
Cash paid for income taxes	$3,805	$8,104	$27,403	$10,032

See notes to consolidated financial statements.

Green Dot Corporation

Notes to Consolidated Financial Statements

1.	Organization

Green Dot Corporation (“we,” “us” and “our” refer to Green Dot Corporation and its wholly-owned subsidiary, Next Estate Communications, Inc.) is one of the leading providers of general purpose reloadable prepaid debit cards and cash loading and transfer services in the United States. Our products include Green Dot MasterCard® and Visa®-branded prepaid debit cards and several co-branded reloadable prepaid card programs, collectively referred to as our GPR cards; Visa-branded gift cards; and our MoneyPak® and swipe reload proprietary products, collectively referred to as our cash transfer products, which enable cash loading and transfer services through our Green Dot Network. The Green Dot Network enables consumers to use cash to reload our prepaid debit cards or to transfer cash to any of our Green Dot Network acceptance members, including competing prepaid card programs and other online accounts.

We market our cards and financial services to banked, underbanked, and unbanked consumers in the United States using distribution channels other than traditional bank branches, such as retailer locations nationwide and the Internet. Our prepaid debit cards are issued by third-party issuing banks, and we have relationships with several large card issuers including GE Money Bank, Columbus Bank and Trust Company, and National Bank of South Carolina. We also have distribution arrangements with many large and medium-sized retailers, such as Walmart, Walgreens, CVS, Rite Aid, 7-Eleven, Kroger, Kmart, Meijer and Radio Shack, and with various industry resellers, such as Incomm, PaySpot, and Coinstar. We refer to participating retailers collectively as “our retail distributors.”

2.	Summary of Significant Accounting Policies

Basis of Presentation

We have prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States, or GAAP. We have eliminated all significant intercompany balances and transactions in consolidation.

We consider an operating segment to be any component of our business whose operating results are regularly reviewed by our chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance based on discrete financial information. Our Chief Executive Officer, our chief operating decision-maker, reviews our operating results on an aggregate basis and manages our operations and the allocation of resources as a single operating segment – prepaid cards and related services.

Change in Fiscal Year

On September 29, 2009, our board of directors approved a change to our fiscal year-end from July 31 to December 31. Included in this report is the transition period for the five months ended December 31, 2009. Accordingly, these financial statements present our financial position as of July 31, 2008 and 2009 and December 31, 2009, and the results of our operations, cash flows and changes in redeemable convertible preferred stock and in stockholders’ equity (deficit) for the years ended July 31, 2007, 2008 and 2009 and the five months ended December 31, 2009.

Unaudited Comparative Financial Information

As a result of our change in fiscal year-end, we have presented below, for comparative purposes, our unaudited consolidated statement of operations and condensed consolidated statement of cash flows for the five months ended December 31, 2008. In our opinion, the unaudited consolidated financial information reflects all adjustments, consisting of normal and recurring adjustments,

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

2.	Summary of Significant Accounting Policies (Continued)

necessary for the fair presentation of the results of our operations and our cash flows for the five months ended December 31, 2008.

Five Months Ended
December 31, 2008
(In thousands)

Operating revenues:
Card revenues	$46,460
Cash transfer revenues	24,391
Interchange revenues	18,212

Total operating revenues	89,063

Operating expenses:
Sales and marketing expenses	35,001
Compensation and benefits expenses	15,409
Processing expenses	11,765
Other general and administrative expenses	9,463

Total operating expenses	71,638

Operating income	17,425
Interest income	255
Interest expense	(1)

Income before income taxes	17,679
Income tax expense	7,424

Net income	10,255
Dividends, accretion, and allocated earnings of preferred stock	(11,153)

Net loss allocated to common stockholders	$(898)

Loss per common share
Basic	$(0.07)
Diluted	$(0.07)
Weighted-average common shares issued and outstanding	12,028
Weighted-average diluted common shares issued and outstanding	12,028

Five Months Ended
December 31, 2008
(In thousands)

Net cash provided by operating activities	$5,999
Net cash used in investing activities	(2,452)
Net cash used in financing activities	(26,140)

Net decrease in unrestricted cash and cash equivalents	$(22,593)

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

2.	Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board, or FASB, approved the Accounting Standards Codification, or ASC, as the single source of authoritative accounting and reporting standards for all nongovernmental entities, with the exception of guidance issued by the SEC and its staff. The FASB ASC is effective for interim or annual periods ending after September 15, 2009. All existing accounting standards have been superseded, and all accounting literature not included in the FASB ASC is considered nonauthoritative. Our adoption of FASB ASC did not have an impact on our consolidated financial statements because it only amends the referencing to existing accounting standards.

In May 2009, the FASB issued a new standard for disclosing events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. Additionally, the standard requires companies to disclose subsequent events as defined in the standard and to disclose the date through which we have evaluated subsequent events. The standard is effective for interim and annual periods ending after June 15, 2009. Our adoption of the standard did not have a material impact on our consolidated financial statements. See Note 16 — Subsequent Events for additional details.

In April 2009, the FASB issued a new accounting standard that requires us to include fair value disclosures of financial instruments for each interim and annual period for which financial statements are prepared. Our adoption of the standard did not have a material impact on our consolidated financial statements. See Note 8 — Fair Values of Financial Instruments for additional details.

In June 2008, the FASB issued a new accounting standard on determining whether instruments granted in share-based payment transactions are participating securities prior to vesting and therefore need to be included in the earnings allocation in calculating earnings per share under the two-class method. Unvested share-based payment awards that have non-forfeitable rights to dividend or dividend equivalents are treated as a separate class of securities in calculating earnings per share. The standard is effective for fiscal years beginning after December 15, 2008; earlier application was not permitted. Our adoption of the standard did not have a material effect on our results of operations or earnings per share.

In December 2007, the FASB issued guidance that modifies the accounting for business combinations and requires, with limited exceptions, the acquirer in a business combination to recognize 100% of the assets acquired, liabilities assumed and any noncontrolling interest in the acquired company at fair value on the date of acquisition. In addition, the guidance requires that the acquisition-related transaction and restructuring costs be charged to expense as incurred, and requires that certain contingent assets acquired and liabilities assumed, as well as contingent consideration, be recognized at fair value. This guidance also modifies the accounting for certain acquired income tax assets and liabilities. Further, the guidance requires that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value on the acquisition date if fair value can be determined during the measurement period. If fair value cannot be determined, companies should typically account for the acquired contingencies under existing accounting guidance. This new guidance is effective for acquisitions consummated on or after January 1, 2009. This guidance will be applicable to our pending acquisition of a bank holding company and its subsidiary commercial bank. See Note 16 – Subsequent Events for additional details.

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

2.	Summary of Significant Accounting Policies (Continued)

Use of Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements, including the accompanying notes. We base our estimates and assumptions on historical factors, current circumstances, and the experience and judgment of management. We evaluate our estimates and assumptions on an ongoing basis. Actual results could differ from those estimates.

Unrestricted Cash and Cash Equivalents

We consider all unrestricted highly liquid investments with an original maturity of three months or less to be unrestricted cash and cash equivalents.

Restricted Cash

We maintain restricted deposits in bank accounts to collateralize our line of credit.

Settlement Assets and Obligations

Our retail distributors collect customer funds for purchases of new cards and cash transfer products and then remit these funds directly to bank accounts established on behalf of those customers by the third-party card issuing banks. The remittance of these funds by our retail distributors takes an average of three business days.

Settlement assets represent the amounts due from our retail distributors for customer funds collected at the point of sale that have not yet been remitted to the card issuing banks.

Settlement obligations represent the amounts due from us to the card issuing banks for funds collected but not yet remitted by our retail distributors and not funded by our line of credit.

We have no control over or access to customer funds remitted by our retail distributors to the bank accounts. Customer funds therefore are not our assets, and we do not recognize them in our consolidated financial statements. As of July 31, 2008 and 2009 and December 31, 2009, total funds held in the bank accounts on behalf of our customers totaled $86.7 million, $127.5 million and $194.1 million, respectively, of which $7.6 million, $13.0 million and $19.8 million, respectively, related to funds for prepaid debit cards and cash transfer products that had not yet been activated by the customers.

Accounts Receivable, Net

Accounts receivable is comprised principally of receivables due from card issuing banks, over-drawn account balances due from cardholders, trade accounts receivable, and other receivables. We record accounts receivable net of reserves for estimated uncollectible accounts.

Overdrawn Account Balances Due from Cardholders and Reserve for Uncollectible Overdrawn Accounts

Cardholder account overdrafts arise from fee assessments or from purchase transactions that we honor, in each case in excess of the funds in a cardholder’s account. We are exposed to losses from unrecovered cardholder account overdrafts. We establish a reserve for uncollectible overdrawn accounts for both fees assessed and purchase transactions in excess of a cardholder’s account balance. The reserve for uncollectible overdrawn accounts represents our estimate of the portion of

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

2.	Summary of Significant Accounting Policies (Continued)

these receivables that will not be recovered. We base our estimate of the reserve upon historical overdraft recovery rates and our judgment regarding overall adequacy of the reserve. When a cardholder account has more than 90 days of inactivity, we consider the probability of recovery to be remote and we charge off the full amount of the overdrawn account balance. We include our provision for uncollectible overdrawn accounts related to fees as an offset to card revenues in the accompanying consolidated statements of operations. We include our provision for uncollectible overdrawn accounts related to purchase transactions as other general and administrative expenses in the accompanying consolidated statements of operations.

Property and Equipment

We carry our property and equipment at cost less accumulated depreciation and amortization. We generally compute depreciation on property and equipment using the straight-line method over the estimated useful lives of the assets, except for internal-use software in development, which is not depreciated. We generally compute amortization on tenant improvements using the straight-line method over the shorter of the related lease term or estimated useful lives of the improvements. We expense expenditures for maintenance and repairs as incurred.

The estimated useful lives of the respective classes of assets are as follows:

Computer equipment, furniture and office equipment	3 – 4 years
Computer software purchased	3 years
Capitalized internal-use software	2 years
Tenant improvements	Shorter of the useful life or the lease term

We capitalize certain internal and external costs incurred to develop internal-use software during the application development stage. We also capitalize the cost of specified upgrades and enhancements to internal-use software that result in additional functionality. Once a development project is substantially complete and the software is ready for its intended use, we begin depreciating these costs on a straight-line basis over the internal-use software’s estimated useful life.

Impairment of Long Lived Assets

We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of expected undiscounted future cash flows from an asset is less than the carrying amount of the asset, we recognize an impairment loss. We measure the loss as the amount by which the carrying amount exceeds its fair value calculated using the present value of estimated net future cash flows. Included in other general and administrative expenses in our consolidated statements of operations for the year ended July 31, 2009 and the five months ended December 31, 2009 were $405,000 and $77,000, respectively, of recognized impairment losses on internal-use software. We identified no indicators of impairment during the years ended July 31, 2007 and 2008.

Amounts Due to Card Issuing Banks for Overdrawn Accounts

Our card issuing banks fund overdrawn cardholder account balances on our behalf. Amounts funded are due from us to the card issuing banks based on terms specified in the agreements with the card issuing banks. Generally, we expect to settle these obligations within 12 months.

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

2.	Summary of Significant Accounting Policies (Continued)

Amounts Due Under Line of Credit

After a consumer purchases a new card or cash transfer product at a retail location, we make the funds immediately available once the consumer goes online or calls a toll-free number to activate the new card or add funds from a cash transfer product. Since our retail distributors do not remit funds to our card issuing banks, on average, for three business days, we maintain a line of credit with certain card issuing banks that is available to fund any cash requirements related to the timing difference between funds remitted by our retail distributors to the card issuing banks and funds utilized by consumers. We repay any draws on this line of credit when our retail distributors remit the funds to the card issuing banks’ bank accounts.

Revenue Recognition

Our operating revenues consist of card revenues, cash transfer revenues, and interchange revenues. We recognize revenue when the price is fixed or determinable, persuasive evidence of an arrangement exists, the product is sold or the service is performed, and collectibility of the resulting receivable is reasonably assured.

Card revenues consist of new card fees, monthly maintenance fees, ATM fees, and other revenues. We charge new card fees when a consumer purchases a new card in a retail store. We defer and recognize new card fee revenues on a straight-line basis over our average card lifetime, which is currently nine months for our GPR cards and six months for our gift cards. We determine the average card lifetime based on our recent historical data for comparable products. We measure card lifetime for our GPR cards as the period of time, inclusive of reload activity, between sale (or activation) of the card and the date of the last positive balance. We measure the card lifetime for our gift cards as the redemption period during which cardholders perform the substantial majority of their transactions. We report the unearned portion of new card fees as a component of deferred revenue in our consolidated balance sheets. We charge maintenance fees on a monthly basis pursuant to the terms and conditions in the applicable cardholder agreements. We recognize monthly maintenance fees ratably over the month for which they are assessed. We charge ATM fees to cardholders when they withdraw money or conduct other transactions at certain ATMs in accordance with the terms and conditions in the applicable cardholder agreements. We recognize ATM fees when the withdrawal is made by the cardholder, which is the same time our service is completed and the fees are assessed. Other revenues consist of customer service fees, and fees associated with optional products or services, which we generally offer to consumers during the card activation process. We charge customer service fees pursuant to the terms and conditions in the applicable cardholder agreements and recognize them when the underlying services are completed. Optional products and services that generate other revenues include providing a second card for an account, expediting delivery of the personalized debit card that replaces the temporary card obtained at the retail store, and upgrading a cardholder account to one of our upgrade programs. We generally recognize revenue related to optional products and services when the underlying services are completed, but we treat revenues related to our upgrade programs in a manner similar to new card fees and monthly maintenance fees.

We generate cash transfer revenues when consumers purchase our cash transfer products (reload services) in a retail store. We recognize these revenues when the cash transfer transactions are completed, generally within three business days from the time of sale of these products.

We earn interchange revenues from fees remitted by the merchant’s bank, which are based on rates established by Visa and MasterCard, when cardholders make purchase transactions using our cards. We recognize interchange revenues as these transactions occur.

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

2.	Summary of Significant Accounting Policies (Continued)

We report our different types of revenues on a gross or net basis based on our assessment of whether we act as a principal or an agent in the transaction. To the extent we act as a principal in the transaction, we report revenues on a gross basis. In concluding whether or not we act as a principal or an agent, we evaluate whether we have the substantial risks and rewards under the terms of the revenue-generating arrangements, whether we are the party responsible for fulfillment of the services purchased by the cardholders, and other factors. For all of our significant revenue-generating arrangements, including GPR and gift cards, we record revenues on a gross basis.

Generally, customers have limited rights to a refund of a new card fee or a cash transfer fee. We have elected to recognize revenues prior to the expiration of the refund period, but reduce revenues by the amount of expected refunds, which we estimate based on actual historical refunds.

On occasion, we enter into incentive agreements with our retail distributors designed to increase product acceptance and sales volume. We capitalize incentive payments that we make in instances where we receive a preferred product placement for a negotiated period of time. We amortize capitalized amounts as a reduction of revenues over that period.

Sales and Marketing Expenses

Sales and marketing expenses primarily consist of sales commissions, advertising and marketing expenses, and the costs of manufacturing and distributing card packages, placards, and promotional materials to our retail distributors’ locations and personalized GPR cards to consumers who have activated their cards.

We pay our retail distributors and brokers commissions based on sales of our prepaid debit cards and cash transfer products in their stores. We defer and expense commissions related to new cards sales ratably over the average card lifetime, which is currently nine months for our GPR cards and six months for our gift cards. We expense commissions related to cash transfer products when the cash transfer transactions are completed. Sales commissions were $26.2 million, $40.7 million, and $50.8 million for the years ended July 31, 2007, 2008, and 2009, respectively, and $19.0 million for the five months ended December 31, 2009.

We expense costs for the production of advertising as incurred. The cost of media advertising is expensed when the advertising first takes place. Advertising and marketing expenses were $7.2 million, $13.6 million, and $7.0 million for the years ended July 31, 2007, 2008, and 2009, respectively, and $1.5 million for the five months ended December 31, 2009.

We record the costs associated with card packages and placards as prepaid expenses, and we record the costs associated with personalized GPR cards as deferred expenses. We recognize the prepaid cost of card packages and placards over the related sales period, and we amortize the deferred cost of personalized GPR cards, when activated, over the average card lifetime, currently nine months. Our manufacturing and distributing costs were $5.5 million, $15.3 million, and $18.0 million for the years ended July 31, 2007, 2008, and 2009, respectively, and $10.8 million for the five months ended December 31, 2009. Included in our manufacturing and distributing costs were shipping and handling costs of $0.5 million, $1.3 million, and $2.3 million for the years ended July 31, 2007, 2008, and 2009, respectively, and $1.2 million for the five months ended December 31, 2009. Also included in our manufacturing and distributing costs was a liability that we incurred for use tax to various states related to purchases of materials since no sales tax is charged to customers when new cards or cash transfer transactions are purchased.

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

2.	Summary of Significant Accounting Policies (Continued)

Stock-Based Compensation

Effective August 1, 2006, we adopted a new accounting standard related to stock-based compensation. We adopted the new standard using the prospective transition method, which required compensation expense to be recognized on a prospective basis, and therefore prior period financial statements do not include the impact of our adoption of this standard. Compensation expense recognized relates to stock options granted, modified, repurchased, or cancelled on or after August 1, 2006. We record compensation expense using the fair value method of accounting. For stock options, we base compensation expense on option fair values estimated at the grant date using the Black-Scholes option-pricing model. For stock awards, we base compensation expense on the estimated fair value of our common stock at the grant date. We recognize compensation expense for awards with only service conditions that have graded vesting schedules on a straight-line basis over the vesting period of the award. Vesting is based upon continued service to our company.

We continued to account for stock options granted to employees prior to August 1, 2006, using the intrinsic value method. Under the intrinsic value method, compensation associated with stock awards to employees was determined as the difference, if any, between the fair value of the underlying common stock on the grant date, and the price an employee must pay to exercise the award. For additional information, refer to Note 11 — Stock-Based Compensation.

We also measure the fair value of equity instruments issued to non-employees using the Black-Scholes option-pricing model and recognize related expense in the same periods that the goods or services are received. For additional information, refer to Note 10 — Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit).

Income Taxes

Our income tax expense is comprised of current and deferred income tax expense. Current income tax expense approximates taxes to be paid or refunded for the current period. Deferred income tax expense results from the changes in deferred tax assets and liabilities during the periods. These gross deferred tax assets and liabilities represent decreases or increases in taxes expected to be paid in the future because of future reversals of temporary differences between the bases of assets and liabilities as measured by tax laws and their bases as reported in our consolidated financial statements. We also recognize deferred tax assets for tax attributes such as net operating loss carryforwards and tax credit carryforwards. We record valuation allowances to reduce deferred tax assets to the amounts we conclude are more likely-than-not to be realized in the foreseeable future.

We recognize and measure income tax benefits based upon a two-step model: 1) a tax position must be more likely-than-not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest dollar amount of that position that is more likely-than-not to be sustained upon settlement. The difference between the benefit recognized for a position and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit. We accrue income tax related interest and penalties, if applicable, within income tax expense.

For additional information, refer to Note 6 — Income Taxes.

Earnings (Loss) Per Common Share

The holders of our preferred stock are entitled to participate in dividends and earnings of our company. Therefore, we apply the two-class method in calculating earnings per common share. The two-class method requires net income, after deduction of any preferred stock dividends, deemed dividends on preferred stock redemptions, and accretions in the carrying value on preferred stock, to

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

2.	Summary of Significant Accounting Policies (Continued)

be allocated between the common and preferred stockholders based on their respective rights to receive dividends, whether or not declared. Basic earnings (loss) per common share is then calculated by dividing net income (loss) allocated to common stockholders, after the reduction for earnings allocated to preferred stock, by the weighted-average common shares issued and outstanding.

In addition, for diluted earnings per common share, the conversion of convertible preferred stock can affect net income (loss) allocated to common stockholders. Where the effect of this conversion is dilutive, we adjust net income (loss) allocated to common stockholders by the associated preferred dividends. We divide adjusted net income by the weighted-average number of common shares issued and outstanding for each period plus amounts representing the dilutive effect of outstanding stock options and outstanding warrants, and the dilution resulting from the conversion of convertible preferred stock, if applicable. We exclude the effects of convertible preferred stock and outstanding warrants and stock options from the computation of diluted earnings (loss) per common share in periods in which the effect would be antidilutive. We calculate dilutive potential common shares using the treasury stock method, if-converted method and the two-class method, as applicable.

For additional information, refer to Note 12 — Earnings Per Common Share.

3.	Accounts Receivable

Accounts receivable consisted of the following (in thousands):

	July 31,		December 31,
	2008	2009	2009

Overdrawn account balances due from cardholders	$9,231	$10,165	$12,072
Reserve for uncollectible overdrawn accounts	(5,277)	(6,448)	(7,460)

Net overdrawn account balances due from cardholders	3,954	3,717	4,612

Trade receivables	558	1,143	647
Reserve for uncollectible trade receivables	(248)	(114)	(110)

Net trade receivables	310	1,029	537

Receivables due from card issuing banks	8,989	14,870	22,123
Payroll taxes due from related parties (Note 5)	—	—	2,417
Other receivables	827	1,708	598

Accounts receivable, net	$14,080	$21,324	$30,287

Receivables due from card issuing banks primarily represents revenue-related funds collected by the card issuing banks from our retail distributors, merchant banks and cardholders that have yet to be remitted to us. These receivables are generally collected within a short period of time based on the remittance terms in our agreements with the card issuing banks.

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

3.	Accounts Receivable (Continued)

Activity in the reserve for uncollectible overdrawn accounts consisted of the following (in thousands):

	July 31,			December 31,
	2007	2008	2009	2009

Balance, beginning of the year	$2,104	$2,718	$5,277	$6,448
Provision for uncollectible overdrawn accounts:
Fees	6,519	13,652	20,187	10,255
Purchase transactions	1,390	2,483	2,361	963
Charge-offs	(7,295)	(13,576)	(21,377)	(10,206)

Balance, end of year	$2,718	$5,277	$6,448	$7,460

4.	Property and Equipment

Property and equipment consisted of the following (in thousands):

	July 31,		December 31,
	2008	2009	2009

Computer equipment, furniture, and office equipment	$6,296	$7,812	$10,180
Computer software purchased	2,062	2,879	3,802
Capitalized internal-use software	9,470	13,078	15,114
Tenant improvements	882	1,097	1,277

	18,710	24,866	30,373
Less accumulated depreciation and amortization	(11,614)	(16,187)	(18,400)

Property and equipment, net	$7,096	$8,679	$11,973

Depreciation and amortization expense was $3.5 million, $4.4 million, and $4.6 million for the years ended July 31, 2007, 2008, and 2009, respectively, and $2.3 million for the five months ended December 31, 2009. Included in those amounts are depreciation expense related to internal-use software of $1.7 million, $2.4 million, and $2.5 million for the years ended July 31, 2007, 2008, and 2009, respectively, and $1.3 million for the five months ended December 31, 2009. The net carrying value of capitalized internal-use software was $3.0 million, $3.6 million, $4.7 million and $5.5 million at July 31, 2007, 2008, and 2009 and December 31, 2009, respectively.

5.	Related Party Transactions

We loaned $3.0 million in March 2004 and $0.8 million in February 2006 to our current Chief Executive Officer bearing interest at rates of 3.5% and 4.5%, respectively, compounded semiannually. All principal and unpaid interest outstanding under the loans is due in March 2011. The loans are collateralized by 2,500,000 shares of our common stock owned by the officer and pledged under a stock pledge agreement. We classified the outstanding balance of these loans, including capitalized interest of $575,000, $735,000 and $776,000 at July 31, 2008 and 2009 and December 31, 2009, respectively, as a reduction in stockholders’ equity. We recorded interest on these loans of $150,000, $155,000, and $160,000 for the years ended July 31, 2007, 2008, and 2009, respectively, and $41,000 for the five months ended December 31, 2009 as additional paid-in-capital.

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

5.	Related Party Transactions (Continued)

During the three-year period ended July 31, 2009, we loaned an aggregate amount of $1.1 million to an executive to purchase common stock. The $1.1 million was loaned in seven installments, each installment ranging from $18,000 to $622,000. The interest rate on the loan is specified for each installment and ranges from 2.72% to 5.14%, compounded semiannually. All principal and unpaid interest outstanding under the loan is due in May 2013. The loan is collateralized by 898,000 shares of our common stock owned by the officer and a full recourse promissory note. We classified the outstanding balance of the loan, including capitalized interest of $77,000, $127,000 and $140,000 at July 31, 2008 and 2009 and December 31, 2009, respectively, as a reduction in stockholders’ equity. We recorded interest on these loans of $41,000, $36,000, and $50,000 for the years ended July 31, 2007, 2008, and 2009, respectively, and $13,000 for the five months ended December 31, 2009 as additional paid-in-capital.

We loaned $120,000 in February 2008 to our current Chief Financial Officer to purchase common stock. The loan bears an interest rate of 3.48%, compounded semiannually. All principal and unpaid interest outstanding under the loan is due in February 2015. The loan is collateralized by 85,000 shares of our common stock owned by the officer and a full recourse promissory note. We classified the outstanding balance of the loan, including capitalized interest of $2,000, $7,000 and $8,000 at July 31, 2008 and 2009 and December 31, 2009, respectively, as a reduction in stockholders’ equity. We recorded interest on the loan of $2,000 and $5,000 for the years ended July 31, 2008 and 2009, respectively, and $1,000 for the five months ended December 31, 2009 as additional paid-in-capital.

All of these related party notes receivable were repaid in full, including accrued interest of $936,000, in November 2009.

At December 31, 2009, we had receivables of $2.3 million due from our Chief Executive Officer and $0.1 million due from our Chief Financial Officer. These receivables were related to federal and state payroll taxes arising from stock awards granted and stock options exercised that we are required to remit to the various taxing authorities. We recorded these receivables as a component of accounts receivable, net, on our consolidated balance sheet as of December 31, 2009. We collected these receivables in cash in January 2010.

6.	Income Taxes

The components of income tax expense (benefit) for the years ended July 31, 2007, 2008, and 2009 and the five months ended December 31, 2009 were as follows (in thousands):

				Five Months Ended
	Year Ended July 31,			December 31,
	2007	2008	2009	2009

Current:
Federal	$(629)	$9,611	$22,645	$4,389
State	(82)	2,610	5,988	1,845

Current income tax expense (benefit)	(711)	12,221	28,633	6,234
Deferred:
Federal	(2,121)	74	(1,662)	3,114
State	(514)	(34)	(69)	416

Deferred income tax expense (benefit)	(2,635)	40	(1,731)	3,530

Income tax expense (benefit)	$(3,346)	$12,261	$26,902	$9,764

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

6.	Income Taxes (Continued)

Income tax expense (benefit) for the years ended July 31, 2007, 2008 and 2009 and the five months ended December 31, 2009 varied from the amount computed by applying the federal statutory income tax rate to income before income taxes. A reconciliation between the expected federal income tax expense using the federal statutory tax rate of 35% and our actual income tax expense (benefit) for the years ended July 31, 2007, 2008 and 2009 and the five months ended December 31, 2009 was as follows:

				Five Months Ended
	Year Ended July 31,			December 31,
	2007	2008	2009	2009

U.S. federal income tax	35.0%	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	6.1	5.7	6.1	6.7
Change in valuation allowance	(288.9)	—	—	—
Other	(9.4)	0.7	0.9	—

Income tax expense (benefit)	(257.2)%	41.4%	42.0%	41.7%

The tax effects of temporary differences that give rise to significant portions of our deferred tax assets and liabilities were as follows (in thousands):

	July 31,		December 31,
	2008	2009	2009

Deferred tax assets:
Reserve for overdrawn accounts	$3,102	$2,827	$3,280
State income taxes	696	1,898	479
Stock-based compensation	600	1,002	1,454
Other	648	956	874

Total deferred tax assets	5,046	6,683	6,087
Deferred tax liabilities:
Internal-use software costs	(975)	(2,019)	(2,423)
Deferred expenses	(1,572)	(364)	(2,697)
Property and equipment, net	(77)	(147)	(487)

Total deferred tax liabilities	(2,624)	(2,530)	(5,607)

Net deferred tax assets	$2,422	$4,153	$480

Total net deferred tax assets and liabilities are included in our consolidated balance sheets as follows:

	July 31,		December 31,
	2008	2009	2009

Current net deferred tax assets	$4,446	$5,681	$4,634
Noncurrent net deferred tax liabilities	(2,024)	(1,528)	(4,154)

Net deferred tax assets	$2,422	$4,153	$480

In assessing whether a valuation allowance is needed for our deferred tax assets, we consider whether it is more likely-than-not that some portion or all of the deferred tax assets will not be

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

6.	Income Taxes (Continued)

realized. The ultimate realization of our deferred tax assets is dependent upon our generation of sufficient taxable income of the appropriate character during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of our historical taxable income and projections of our future taxable income over the periods in which the temporary differences resulting in the deferred tax assets are deductible, we believe it is more likely than not that we will realize the benefits of our deferred tax assets. Accordingly, we recorded no valuation allowance as of July 31, 2008 and 2009 and December 31, 2009.

During the year ended July 31, 2008, we utilized approximately $2.8 million of federal and approximately $2.7 million of state net operating loss carryforwards. As of July 31, 2009 and December 31, 2009, we had no unutilized net operating loss carryforwards.

In accounting for income taxes, we followed the guidance related to uncertainty in income taxes. The guidance prescribes a comprehensive framework for the financial statement recognition, measurement, presentation, and disclosure of uncertain income tax positions that we have taken or anticipate taking in a tax return, and includes guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and transition rules. We have concluded that we have no significant unrecognized tax benefits. We are subject to examination by the Internal Revenue Service, or IRS, and various state tax authorities. Our consolidated federal income tax returns for the years ended July 31, 2005 and 2008 have been examined by the IRS, and there have been no material changes in our tax liabilities for those years. We generally remain subject to examination of our federal income tax returns for the year ended July 31, 2006 and later years. We generally remain subject to examination of our various state income tax returns for a period of four to five years from the respective dates the returns were filed.

7.	Borrowing Agreements

In March 2009, we increased the balance available on our line of credit from $12.0 million to $15.0 million. This line of credit matures on March 24, 2010, and bears interest at LIBOR (as published in The Wall Street Journal) plus 1.50%. The line of credit is collateralized by substantially all of our assets, including a restricted cash deposit at the lending institution of $15.0 million. There was no outstanding borrowing on this line of credit at July 31, 2008 and 2009 or December 31, 2009.

8.	Fair Values of Financial Instruments

Our financial instruments, including unrestricted cash and cash equivalents, restricted cash, settlement assets and obligations, accounts receivable, certain other assets, accounts payable, and other accrued liabilities, are short-term, and, accordingly, we believe their carrying amounts approximate their respective fair values.

9.	Concentrations of Credit Risk

Financial instruments that subject us to concentration of credit risk consist primarily of unrestricted cash and cash equivalents, restricted cash, accounts receivable, and settlement assets. We deposit our unrestricted cash and cash equivalents and our restricted cash with regional and national banking institutions, including certain of our card issuing banks, that we periodically monitor and evaluate for creditworthiness. Credit risk for our accounts receivable is concentrated with card issuing banks and our customers, and this risk is mitigated by the relatively short collection period and our large customer base. We do not require or maintain collateral for accounts receivable. We maintain

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

9.	Concentrations of Credit Risk (Continued)

reserves for uncollectible overdrawn accounts and uncollectible trade receivables. Credit risk for our settlement assets is concentrated with our retail distributors, which we periodically monitor.

10.	Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)

Redeemable Convertible Preferred Stock

In October 2006, we entered into an agreement with a card issuing bank to provide a co-branded GPR card program with a major retail distributor. We also entered into equity financing transactions with the bank and an affiliated investment entity, under which we issued a warrant to purchase 500,000 shares of our common stock in October 2006 and 2,926,458 shares of Series D redeemable convertible preferred stock, or Series D, in December 2006. We received cash consideration of $20.0 million from the equity financing transactions. The holder of Series D was entitled to receive noncumulative dividends at a per annum rate of $0.547 per share and to participate in dividends on common stock on an as-converted basis, subject to the declaration by our board of directors out of funds legally available. Series D was redeemable for cash at the option of the holder on the seventh anniversary of its issuance. Series D was also convertible into our common stock any time prior to redemption, at the option of the holder, based on a conversion ratio. In the event of any liquidation, dissolution or winding up of our company, the holder of Series D was entitled to receive an amount equal to $6.834 per share plus 20% per annum from the date of issuance.

The freestanding warrant we issued entitled the holder to purchase 500,000 shares of our common stock at a per share price of $6.834 any time prior to the earliest of: a) the date of our initial public offering; b) the date of a change in control of our company; or c) October 27, 2013. The warrant was not redeemable.

We allocated the proceeds from the issuance of the Series D and the freestanding warrant to these instruments on a relative fair value basis. The initial allocated value of the warrant calculated using an option-pricing model was $1.3 million. As the warrant allowed settlement only in the underlying common stock, it was recorded at its initial allocated value as a component of additional paid-in capital.

Due to the nature of the redemption feature and other provisions, we classified Series D as temporary equity at its initial allocated value of $18.7 million. We determined that Series D did not contain any beneficial conversion features. We accreted the carrying value of the stock to its redemption value at each reporting period with a charge to retained earnings.

On December 19, 2008, we entered into an agreement with the sole holder of Series D for an early redemption of the 2,926,458 outstanding shares. The agreed redemption value was $39.2 million, or $13.38 per share, which we paid in cash on December 19, 2008. Upon redemption, the Series D preferred shares were canceled.

In addition, on December 19, 2008, we purchased a call option, which entitled us to purchase the freestanding warrant on 500,000 shares of common stock at an exercise price of approximately $2.0 million. The call option was exercisable any time during the period March 1, 2009 to September 1, 2009. In June 2009, we exercised the call option and repurchased the warrant.

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

10.	Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) (Continued)

Convertible Preferred Stock

Our convertible preferred stock at July 31, 2008 and 2009 and December 31, 2009 consisted of the following (in thousands):

July 31, 2008

				Proceeds Net of
	Number of Shares		Liquidation	Issuance
Series	Authorized	Outstanding	Amount	Costs

Series A	6,520	6,481	$1,953	$1,899
Series B	3,197	3,177	2,186	2,008
Series C	10,114	9,939	8,230	8,136
Series C-1	4,541	4,240	5,976	5,976

	24,372	23,837	$18,345	$18,019

July 31, 2009

				Proceeds Net of
	Number of Shares		Liquidation	Issuance
Series	Authorized	Outstanding	Amount	Costs

Series A	6,520	6,404	$1,930	$1,877
Series B	3,197	3,177	2,186	2,008
Series C	10,114	9,939	8,230	8,136
Series C-1	4,541	4,240	5,976	5,976
Series C-2	1,182	1,182	13,000	12,979

	25,554	24,942	$31,322	$30,976

December 31, 2009

				Proceeds Net of
	Number of Shares		Liquidation	Issuance
Series	Authorized	Outstanding	Amount	Costs

Series A	6,520	6,404	$1,930	$1,877
Series B	3,197	3,177	2,186	2,008
Series C	10,114	9,939	8,230	8,136
Series C-1	4,541	4,240	5,976	5,976
Series C-2	1,182	1,182	13,000	12,979

	25,554	24,942	$31,322	$30,976

Our Certificate of Incorporation specifies the following rights, preferences, and privileges for our preferred stockholders.

Voting

Each share of Series A, B, C, C-1, and C-2 convertible preferred stock has voting rights equal to the number of shares of common stock into which it is convertible and votes together as one class

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

10.	Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) (Continued)

with the common stock. Our preferred stockholders are entitled to elect four directors. Additionally, the holders of our Series C, C-1 and C-2 shares, voting together, are entitled to elect one director. The approval of at least 67% of the then-outstanding number of shares of convertible preferred stock and a majority of the then-outstanding Series C, C-1 and C-2 convertible preferred stock, voting together as a separate class, is required to, among other things: change the rights and preferences of our preferred stock; change our authorized share capital; redeem shares of our capital stock; increase the number of shares available for issuance under our stock plan; declare or pay any dividend; take any action that results in a merger, sale of control, or any other transaction in which all or substantially all of our assets or more than 50% of the voting power of our company is disposed of; and the dissolution or winding up of our company.

Dividends

Our Series A, B, C, C-1, and C-2 convertible preferred stockholders are entitled to receive noncumulative dividends at the per annum rates of $0.024, $0.055, $0.066, $0.113, and $0.88, respectively, when and if declared by our board of directors. The holders of Series A, B, C, C-1, and C-2 convertible preferred stock will also be entitled to participate in dividends on our common stock, when and if declared by our board of directors, on an as-converted basis. Our board of directors did not declare any dividends on our convertible preferred stock or common stock during the three-year period ended July 31, 2009 or the five months ended December 31, 2009.

Liquidation

In the event of any liquidation, dissolution, or winding up of our company, the available funds and assets that may be legally distributed to our stockholders will be distributed, without preference, to the holders of our Series A, B, C, C-1, and C-2 convertible preferred stock at amounts equal to $0.30, $0.69, $0.83, $1.41, and $11.00 per share, respectively. Upon completion of the distributions to each series of convertible preferred stock, all remaining funds and assets available for distribution are required to be distributed on a pro rata basis among holders of our common stock. If upon any liquidation, dissolution, or winding up of our company, the available funds and assets are insufficient to permit the payment to holders of each series of convertible preferred stock of the full preferential amounts, then the entire remaining funds and assets will be distributed on a pro rata basis among holders of each series of convertible preferred stock in proportion to their preferential amounts.

A liquidation, dissolution, or winding up of our company includes the acquisition of our company by another entity by merger, consolidation, sale of voting control, or any other transaction or series of transactions in which all our stockholders immediately prior to such transaction hold less than 50% of the voting power of the surviving entity. Upon such an event, all of the holders of each class of stock are eligible to participate in all available remaining funds and assets.

Conversion

Each share of Series A, B, C, C-1, and C-2 convertible preferred stock is convertible into our common stock, at the option of the holder, according to a conversion ratio, subject to adjustment for dilution. Each share of Series A, B, C, C-1, and C-2 convertible preferred stock automatically converts into the number of shares of common stock into which such shares are convertible at the then-effective conversion ratio upon: (1) the closing of a public offering of common stock at a per share price of at least $2.48 per share with gross proceeds of at least $25 million, or (2) the consent of the holders of the majority of our convertible preferred stock, provided, however, that no shares of Series C, C-1, or C-2 convertible preferred stock will automatically be converted pursuant to such

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

10.	Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) (Continued)

consent unless a majority of the then-outstanding Series C, C-1, and C-2 convertible preferred stockholders, voting together as separate class, also consent to such conversion.

Registration Rights Agreement

We are a party to a registration rights agreement with certain of our investors, pursuant to which we have granted those persons or entities the right to register shares of common stock held by them under the Securities Act of 1933, as amended, or the Securities Act. Holders of these rights are entitled to demand that we register their shares of common stock under the Securities Act so long as certain conditions are satisfied and require us to include their shares of common stock in future registration statements that may be filed, either for our own account or for the account of other security holders exercising registration rights. In addition, after an initial public offering, these holders have the right to request that their shares of common stock be registered on a Form S-3 registration statement so long as certain conditions are satisfied and the anticipated aggregate sales price of the registered shares as of the date of filing of the Form S-3 registration statement is at least $1 million. The foregoing registration rights are subject to various conditions and limitations, including the right of underwriters of an offering to limit the number of registrable securities that may be included in an offering. The registration rights terminate as to any particular shares on the date on which the holder sells such shares to the public in a registered offering or pursuant to Rule 144 under the Securities Act. We are generally required to bear all of the expenses of these registrations, except underwriting commissions, selling discounts and transfer taxes.

We are not obligated under the registration rights agreement to transfer consideration, whether in cash, equity instruments, or adjustments to the terms of the financial instruments that are subject to the registration payment arrangement, to the investors, if the registration statement is not declared effective within the specified time or if effectiveness of the registration statement is not maintained.

Stock Repurchase Agreement

On January 22, 2007, we entered into a Stock Repurchase Agreement with Related Stock Cancellation Provisions with certain stockholders to repurchase 2,926,458 common and preferred shares. In addition, we purchased a call option from these stockholders that gave us the right to obtain and cancel an additional 2,926,458 shares from these stockholders. We paid an aggregate consideration of $20.0 million related to these transactions. Upon redemption of all Series D preferred stock, the call option was canceled on December 19, 2008.

Non-Employee Stock-Based Payments

At July 31, 2008 and 2009 and December 31, 2009, a warrant to purchase 283,786 shares of Series C-1 preferred stock at an exercise price of $1.41 per share was outstanding. This warrant was issued in 2005, and is exercisable any time prior to its expiration date of February 11, 2012. We recognized stock-based compensation of $319,000 for this warrant during 2005, 2006, and 2007 and included it as a component of additional paid-in capital.

On March 3, 2009, we entered into a sales and marketing agreement with a third party that contained a contingent warrant feature. The warrant provides the third party with an option to purchase 3,426,765 shares of our common stock at a per share price of $23.70 if certain sales volume or revenue targets are achieved. A further 856,691 shares become eligible for purchase under the warrant should either of these targets be achieved and additional specified marketing and promotional activities take place.

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

10.	Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) (Continued)

The shares become eligible for purchase under the warrant at any time the targets are achieved prior to the earlier of March 3, 2014 or the termination of the sales and marketing agreement. Once eligible for purchase, the purchase option expires on the earliest of: (1) the date at which the sales and marketing agreement with the third-party is terminated; (2) the date of a change of control transaction of our company; or (3) March 3, 2017.

The warrant is redeemable for cash by the holder if we fail to perform in accordance with the customary contractual terms of the sales and marketing agreement. Should the third party fail to perform in accordance with the terms of the sales and marketing agreement, we obtain an option to repurchase any shares previously issued under the warrant.

As the option to purchase shares under the warrant is contingent upon the achievement of certain sales volume or revenue targets, there is a possibility that no shares will become eligible for purchase. Based on different possible outcomes, we developed a range of fair values for the warrant, and we measured the warrant at its current lowest aggregate fair value within that range. As none of the performance conditions have been met, the lowest aggregate fair value is zero. Accordingly, we have not assigned any value to the warrant in our consolidated financial statements as of July 31, 2009 or December 31, 2009.

11.	Stock-Based Compensation

Stock Plan

In January 2001, we adopted the 2001 Stock Plan, or the Plan. The Plan provides for the granting of incentive stock options, nonqualified stock options and other stock awards. Our officers, employees, outside directors, and consultants are eligible to receive stock-based awards under the Plan; however, incentive stock options may only be granted to our officers and employees. During the year ended July 31, 2009, we increased the number of shares of common stock reserved for issuance under the Plan from 9,643,134 shares to 9,943,134 shares and, in November 2009, we further increased the number of shares of common stock reserved for issuance to 11,208,384. Options granted under the Plan generally vest over four years and expire five or ten years from the date of grant.

The total stock-based compensation expense recognized was $0.2 million, $1.2 million, and $2.5 million for the years ended July 31, 2007, 2008, and 2009, respectively, and $6.8 million for the five months ended December 31, 2009. The total income tax benefit recognized as a component of income tax expense for stock-based compensation arrangements was $0, $0.3 million, and $0.4 million for the years ended July 31, 2007, 2008, and 2009, respectively, and $2.6 million for the five months ended December 31, 2009.

We estimated the fair value of each employee option grant on the date of grant using the following weighted-average assumptions:

				Five Months
				Ended
	Year Ended July 31,			December 31,
	2007	2008	2009	2009

Risk-free interest rate	4.52%	2.98%	2.26%	2.56%
Expected term (life) of options (in years)	6.08	6.08	6.08	6.08
Expected dividends	—	—	—	—
Expected volatility	54.3%	54.3%	53.2%	46.9%

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

11.	Stock-Based Compensation (Continued)

Determining the fair value of stock-based awards at their respective grant dates requires considerable judgment, including estimating expected volatility and expected term (life). We based our expected volatility on the historical volatility of comparable public companies over the option’s expected term. We calculated our expected term based on the simplified method, which is the mid-point between the weighted-average graded-vesting term of 2.16 years and the contractual term of 10 years, resulting in 6.08 years. The simplified method was chosen as a means to determine expected term as there is limited historical option exercise experience due to our company being privately held. We derived the risk-free rate from the average yield for the five-and seven-year zero-coupon U.S. Treasury Strips. We estimate forfeitures at the grant date based on our historical forfeiture rate since the Plan’s inception and revise the estimate, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The weighted-average fair value of options granted was $2.17, $2.49, and $6.98 per share for the years ended July 31, 2007, 2008, and 2009, respectively, and $9.47 per share for the five months ended December 31, 2009.

The following table summarizes information by grant date for the stock options that we granted during the preceding 12 months:

				Per Share
			Grant Date	Estimated
	Number of		Per Share Fair	Weighted
	Shares Subject	Per Share	Value of Our	Average Fair
	to Options	Exercise Price	Common	Value of
	Granted	of Options	Stock	Options

March 19, 2009	50,000	$10.84	$10.84	$5.83
June 9, 2009	85,800	15.65	15.65	8.80
August 3, 2009	127,500	17.19	17.19	9.50
November 2, 2009	1,261,750	20.01	20.01	9.47

On each of the above dates, we granted our employees stock options at exercise prices equal to the estimated fair value of the underlying common stock, as determined on a contemporaneous basis by our board of directors with input from management and an independent valuation firm.

Stock Awards

In December 2009, our board of directors awarded 257,984 shares of common stock to our Chief Executive Officer to compensate him for past services rendered to our company. The number of shares awarded was equal to the number of shares subject to fully vested options that unintentionally expired unexercised in June 2009. The aggregate grant date fair value of the December 2009 award was approximately $5.2 million, based on an estimated fair value of our common stock of $20.01, as determined by our board of directors on the date of the award. We recorded the aggregate grant date fair value as compensation and benefits expense on the date of the award.

Stock Option Modification

On December 11, 2008, our board of directors approved the modification of options to purchase 155,500 shares of common stock previously granted on August 12, 2008, to decrease the exercise price from $17.90 to $10.75. The stock option modification resulted in incremental stock-based compensation expense of $214,000, of which $38,000 was recognized for the year ended July 31, 2009, $16,000 was recognized for the five months ended December 31, 2009 and $160,000 will be recognized over the remaining vesting period.

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

11.	Stock-Based Compensation (Continued)

Option activity for the years ended July 31, 2007, 2008 and 2009 and the five months ended December 31, 2009 was as follows (in thousands, except per share amounts):

	Number	Weighted-Average	Aggregate
	of Shares	Exercise Price	Intrinsic Value

Outstanding at July 31, 2006	5,164	$1.00
Options granted	410	4.36
Options canceled	(444)	1.7
Options exercised	(264)	1.04

Outstanding at July 31, 2007	4,866	1.22
Options granted	1,914	4.64
Options canceled	(163)	2.81
Options exercised	(1,822)	0.63

Outstanding at July 31, 2008	4,795	2.76
Options granted	812	11.32
Options canceled	(664)	4.24
Options exercised	(35)	3.21

Outstanding at July 31, 2009	4,908	3.88
Options granted	1,389	19.75
Options canceled	(48)	10.15
Options exercised	(562)	1.68

Outstanding at December 31, 2009	5,687	$7.98	$68,408

Vested or expected to vest at December 31, 2009	5,552	$7.79	$67,845

Exercisable at December 31, 2009	3,016	$2.96	$51,445

The total intrinsic value of options exercised during the years ended July 31, 2007, 2008 and 2009 and the five months ended December 31, 2009 was $0.8 million, $7.3 million, $0.3 million and $10.0 million, respectively. The total shares available for grant under the Plan were 200,145 as of December 31, 2009.

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

11.	Stock-Based Compensation (Continued)

The following table summarizes information with respect to stock options outstanding and exercisable at December 31, 2009:

	Options Outstanding			Options Currently Exercisable
		Weighted-Average	Weighted-		Weighted-Average	Weighted-
		Remaining	Average	Number	Remaining	Average
	Number	Contractual	Exercise	Currently	Contractual	Exercise
Exercise Price	Outstanding	Life (in Years)	Price	Exercisable	Life (in Years)	Price

$0.35-$0.83	462,163	2.9	$ 0.56	462,163	2.9	$0.56
$1.41-$4.00	1,436,762	5.4	1.69	1,383,780	5.4	1.65
$4.64-$10.75	2,315,146	8.3	6.12	1,170,484	8.2	5.44
$10.84-$17.19	211,500	9.5	15.56	—	—	—
$20.01	1,261,750	9.9	20.01	—	—	—

	5,687,321			3,016,427

Tax benefits realized from the exercise of stock options were $0, $0.6 million and $0 for the years ended July 31, 2007, 2008 and 2009, respectively, and $1.9 million for the five months ended December 31, 2009. Cash proceeds from the exercise of stock options were $0.3 million, $1.2 million, and $0.1 million for the years ended July 31, 2007, 2008, and 2009, respectively, and $0.9 million for the five months ended December 31, 2009. There were 3,016,427 vested and 2,670,894 unvested outstanding options at December 31, 2009. The aggregate unrecognized compensation cost for unvested stock options issued subsequent to August 1, 2006, expected to be recognized in compensation expense in future periods was $16.9 million at December 31, 2009, and the related weighted-average period over which it is expected to be recognized was estimated at 3.4 years. No stock-based compensation expense was reflected in our consolidated statements of operations for those stock option grants issued prior to August 1, 2006. At December 31, 2009, 1,746,750 vested and 23,148 unvested outstanding options were granted prior to August 1, 2006.

12.	Earnings per Common Share

Our preferred stockholders are entitled to participate with common stockholders in the distributions of earnings through dividends. We calculated earnings per common share using the two-class method. Refer to Note 2 — Summary of Significant Accounting Policies for a discussion of the calculation of earnings (loss) per common share.

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

12.	Earnings per Common Share (Continued)

The calculation of basic earnings (loss) per common share and diluted earnings (loss) per common share, or EPS, for the years ended July 31, 2007, 2008 and 2009 and the five months ended December 31, 2009 was as follows:

	Year Ended July 31,			Five Months Ended
	2007	2008	2009	December 31, 2009

Basic earnings (loss) per common share
Net income	$4,647	$17,335	$37,163	$13,663
Accretion of redeemable convertible preferred stock	(3,635)	(4,480)	(1,956)	—
Deemed dividend on preferred stock redemptions	(1,522)	—	(9,634)	—
Allocated earnings to preferred stock	—	(9,170)	(17,410)	(9,170)

Net income (loss) allocated to common stockholders	(510)	3,685	8,163	4,493
Weighted-average common shares issued and outstanding	11,100	10,757	12,036	12,222

Basic earnings (loss) per common share	$(0.05)	$0.34	$0.68	$0.37

Diluted earnings (loss) per common share
Net income (loss) allocated to common stockholders	$(510)	$3,685	$8,163	$4,493
Weighted-average common shares issued and outstanding	11,100	10,757	12,036	12,222
Dilutive potential common shares:
Stock options	—	2,747	2,978	2,941
Warrants	—	650	698	262

Diluted weighted-average common shares issued and outstanding	11,100	14,154	15,712	15,425

Diluted earnings (loss) per common share	$(0.05)	$0.26	$0.52	$0.29

We excluded from the computation of basic EPS for the year ended July 31, 2009 shares issuable under the contingent warrant referred to in Note 10 — Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) as the related performance conditions have not been satisfied.

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

12.	Earnings per Common Share (Continued)

For the years ended July 31, 2007, 2008 and 2009 and for the five months ended December 31, 2009, we excluded convertible preferred stock and certain stock options outstanding, which could potentially dilute basic EPS in the future, from the computation of diluted EPS as their effect was anti-dilutive. The following table shows the weighted-average number of anti-dilutive shares excluded from the diluted EPS calculation for the years ended July 31, 2007, 2008 and 2009 and the five months ended December 31, 2009 (in thousands):

	Year Ended July 31,			Five Months Ended
	2007	2008	2009	December 31, 2009

Options to purchase common stock	3,307	392	97	223
Conversion of convertible preferred stock	25,707	26,763	25,674	24,942

Total options and conversion of convertible preferred stock	29,014	27,155	25,771	25,165

13.	401(k) Plan

On January 1, 2004, we established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. Employees who have attained at least 21 years of age are generally eligible to participate in the plan on the first day of the calendar month following the month in which employees commence service with us. Participants may make pre-tax contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit on pre-tax contributions under the code. We may contribute to the plan at the discretion of our board of directors. We made contributions to the plan of $73,000, $8,000, and $58,000 for the years ended July 31, 2007, 2008, and 2009, respectively, and $0 for the five months ended December 31, 2009.

14.	Commitments and Contingencies

We lease approximately 56,000 square feet of office space at our headquarters in Monrovia, California, pursuant to a noncancelable lease agreement for approximately 49,000 square feet that expires in September 2012 and a sub-lease agreement for approximately 7,000 square feet that expires in December 2011. We also lease a data center in Los Angeles, California under a noncancelable lease expiring in November 2010. Our total rental expense for these leases amounted to $1.0 million, $1.2 million, and $1.4 million for the years ended July 31, 2007, 2008, and 2009, respectively, and $0.6 million for the five months ended December 31, 2009.

At December 31, 2009, the minimum aggregate rental commitment under all non-cancelable operating leases was (in thousands):

Year Ending December 31,

2010	$1,780
2011	1,580
2012	1,111
2013	36
Thereafter	—

$4,507

At December 31, 2009, we had a $4.0 million letter of credit outstanding, issued on our behalf, to collateralize surety bonds issued in connection with our state money transmitter licenses.

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

14.	Commitments and Contingencies (Continued)

We have various agreements with vendors and retail distributors that include future minimum annual payments. At December 31, 2009, the minimum aggregate commitment under these agreements was (in thousands):

Year Ending December 31,

2010	$20,353
2011	17,499
2012	2,760
2013	—
Thereafter	—

$40,612

In the event we terminate our processing services agreement for convenience, we are required to pay a single lump sum equal to any minimum payments remaining on the date of termination.

We have retained outside regulatory counsel to survey and monitor the laws of all 50 states to identify state laws or regulations that apply to prepaid debit cards and other stored value products. Many state laws do not specifically address stored value products and what, if any, legal or regulatory requirements (including licensing) apply to the sale of these products. We have obtained money transmitter licenses (or similar such licenses) where applicable, based on advice of counsel or when we have been requested to do so. If we were found to be in violation of any laws and regulations governing banking, money transmitters, electronic fund transfers, or money laundering in the United States or abroad, we could be subject to penalties or could be forced to change our business practices.

In the ordinary course of business, we are a party to various legal proceedings. We review these actions on an ongoing basis to determine whether it is probable that a loss has occurred and use that information when making accrual and disclosure decisions. We have not established reserves or possible ranges of losses related to these proceedings because, at this time in the proceedings, the matters do not relate to a probable loss and/or the amounts are not reasonably estimable.

From time to time we enter into contracts containing provisions that contingently require us to indemnify various parties against claims from third parties. These contracts primarily relate to (i) contracts with our card issuing banks, under which we are responsible to them for any unrecovered overdrafts on cardholders’ accounts; (ii) certain real estate leases, under which we may be required to indemnify property owners for environmental and other liabilities, and other claims arising from our use of the premises, (iii) certain agreements with our officers, directors, and employees, under which we may be required to indemnify these persons for liabilities arising out of their relationship with us, (iv) contracts under which we may be required to indemnify our retail distributors, suppliers, vendors and other parties with whom we have contracts against third-party claims that our products infringe a patent, copyright, or other intellectual property right claims arising from our acts, omissions, or violation of law.

Generally, a maximum obligation under these contracts is not explicitly stated. Because the obligated amounts associated with these types of agreements are not explicitly stated, the overall maximum amount of the obligation cannot be reasonably estimated. With the exception of overdrafts on cardholders’ accounts, historically, we have not been required to make payments under these and similar contingent obligations, and no liabilities have been recorded for these obligations in our

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

14.	Commitments and Contingencies (Continued)

consolidated balance sheets. For additional information regarding overdrafts on cardholders’ accounts, refer to Note 3 — Accounts Receivable.

15.	Significant Customer Concentrations

A credit concentration may exist if customers are involved in similar industries, economic sectors, and geographic regions. Our retail distributors operate in similar economic sectors but diverse domestic geographic regions. The loss of a significant retail distributor could have a material adverse effect upon our card sales, profitability, and revenue growth.

Revenues derived from our products sold at our four largest retail distributors, Walmart, Walgreens, CVS, and Rite Aid, represented approximately 3%, 22%, 19%, and 17%, respectively, of our operating revenues for the year ended July 31, 2007, 39%, 17%, 13%, and 11%, respectively, for the year ended July 31, 2008, 56%, 11%, 9%, and 7%, respectively, for the year ended July 31, 2009.

Revenues derived from our products sold at our four largest retail distributors, Walmart, Walgreens, CVS, and Rite Aid, represented approximately 66%, 9%, 8%, and 6%, respectively, of our operating revenues for the five months ended December 31, 2009.

In determining the customer concentration, we attributed new card fees and cash transfer revenues to the retail distributor where the sale of the new cards and cash transfer products occurred.

The concentration of sales of new GPR cards (in units) for these retail distributors, in the aggregate, was 84%, 94%, and 95% for the years ended July 31, 2007, 2008, and 2009, respectively, and 94% for the five months ended December 31, 2009. The concentration of sales of cash transfer products (in units) for these retail distributors, in the aggregate, was 78%, 89%, and 92% for the years ended July 31, 2007, 2008, and 2009, respectively, and 93% for the five months ended December 31, 2009.

Our four largest retail distributors also comprised 51%, 15%, 17%, and 10%, respectively, of the settlement assets recorded on our consolidated balance sheet as of July 31, 2008, 83%, 10%, 0%, and 5%, respectively, as of July 31, 2009 and 81%, 9%, 0%, and 6%, respectively, as of December 31, 2009.

During the years ended July 31, 2007, 2008, and 2009 and during the five months ended December 31, 2009, the majority of the customer funds underlying our products were held in bank accounts at two card issuing banks. These funds are held in trust for the benefit of the customers, and we have no legal rights to the customer funds or deposits at the card issuing banks. Additionally, we have receivables due from these card issuing banks included in accounts receivable, net, on our consolidated balance sheets. The failure of either of these card issuing banks could result in significant business disruption, a potential material adverse affect on our ability to service our customers, potential contingent obligations by us to customers and material write-offs of uncollectible receivables due from these card issuing banks.

16.	Subsequent Events

We evaluate subsequent events that have occurred after our most recent balance sheet date but before the financial statements are issued or are available to be issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (2) nonrecognized, or those that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. We evaluated subsequent events through April 26, 2010, the issuance date of our financial statements.

Green Dot Corporation

Notes to Consolidated Financial Statements — (Continued)

16.	Subsequent Events (Continued)

Based on the evaluation, we did not identify any recognized subsequent events that would have required adjustment to the consolidated financial statements. The following were nonrecognized subsequent events we identified:

On February 4, 2010, we entered into a definitive agreement to acquire 100% of the outstanding common shares and voting interest of Bonneville Bancorp for approximately $15.7 million in cash, subject to approval by the Federal Reserve Bank and state regulators. Bonneville Bancorp, a Utah bank holding company, offers a range of business and consumer banking products in the Provo, Utah area through its bank subsidiary, Bonneville Bank, or the Bank. The Bank also originates commercial, industrial, residential, real estate and personal loans. We expect to focus the Bank on issuing our Green Dot-branded debit cards linked to an FDIC-insured transactional account and, initially, on a pilot basis, savings accounts to our core customer base.

In February 2010, we terminated our letter of credit because the beneficiary no longer required us to collateralize surety bonds issued in connection with our state money transmitter licenses.

In March 2010, our board of directors amended our Certificate of Incorporation to adopt a dual class structure for our common stock. The two classes of common stock are Class A common stock and Class B common stock. The rights of the holders of Class A and Class B common stock are virtually identical, except with respect to voting and conversion. The holders of our Class B common stock are entitled to ten votes per share, and the holders of our Class A common stock are entitled to one vote per share. The holders of our Class A common stock and Class B common stock will vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by law. Each share of our Class B common stock is convertible into one share of our Class A common stock at any time and will convert automatically upon certain transfers or on the date that the total number of shares of Class B common stock outstanding represents less than 10% of the total number of shares of Class A and Class B common stock outstanding. The amendment to our Certificate of Incorporation does not amend any of the rights, preferences or privileges of our preferred stockholders, except that each share of Series A, B, C, C-1 and C-2 convertible preferred stock converts into our Class B common stock upon the events specified in Note 10 — Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit).

As there are currently no shares of Class A common stock outstanding, net income allocated to common stockholders is attributed solely to Class B common stock under the two-class method.

In March 2010, we renewed our line of credit, reducing the balance available from $15.0 million to $10.0 million. We also reduced the cash collateral requirements from $15.0 million to $5.0 million. We present our cash collateral requirements on our consolidated balance sheets as restricted cash.

          Shares

Class A Common Stock

Prospectus

J.P. Morgan	Morgan Stanley

          , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses in connection with the sale of the shares of Class A common stock being registered hereby, all of which are expected to be paid by the selling stockholders. All amounts are estimates except for the SEC registration fee and the FINRA filing fee.

SEC registration fee	$ 7,130
FINRA filing fee	10,500
Printing and engraving	*
Legal fees and expenses	*
Accounting fees and expenses	*
Road show expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous	*

Total	$ *

*	To be provided by amendment.

ITEM 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended (the “Securities Act”).

As permitted by the Delaware General Corporation Law, the Registrant’s restated certificate of incorporation contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except for liability:

•	for any breach of the director’s duty of loyalty to the Registrant or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases); or

•	for any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, the Registrant’s restated bylaws provide that:

•	the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

•	the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law;

•	the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions; and

•	the rights conferred in the bylaws are not exclusive.

The Registrant has entered into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s restated certificate of incorporation and restated bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, executive officer or employee of the Registrant regarding which indemnification is sought. Reference is also made to Section 9 of the Underwriting Agreement, which provides for the indemnification of executive officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provisions in the Registrant’s restated certificate of incorporation and restated bylaws and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

The Registrant has directors’ and officers’ liability insurance for securities matters.

In addition, Michael J. Moritz, one of our directors, is indemnified by his employer with regard to his serving on the Registrant’s board of directors.

Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number

Form of Underwriting Agreement	1.01
Tenth Amended and Restated Certificate of Incorporation of the Registrant	3.01
Amended and Restated Bylaws of the Registrant	3.02
Ninth Amended and Restated Registration Rights Agreement by and among the Registrant and certain investors of the Registrant	4.01
Form of Indemnity Agreement	10.01

ITEM 15.	Recent Sales of Unregistered Securities.

Since January 1, 2007, the Registrant has issued and sold the following securities:

1. In February and March 2007, the Registrant issued 197,672 shares of common stock pursuant to the exercise of warrants with a per share exercise price of $0.3014 for an aggregate purchase price of $59,578. All sales were made in reliance on Section 4(2) of the Securities Act and/or Rule 506 promulgated under the Securities Act and were made without general solicitation or advertising.

2. In December 2008, the Registrant sold 1,181,818 shares of Series C-2 preferred stock to four entities affiliated with Sequoia Capital, a venture capital firm, for an aggregate purchase price of $13.0 million. These shares are convertible into 1,181,818 shares of our Class B common stock. All sales were made in reliance on Section 4(2) of the Securities Act and/or Rule 506 promulgated under the Securities Act and were made without general solicitation or advertising.

3. In March 2009, the Registrant issued a warrant to purchase up to 4,283,456 shares of common stock to PayPal, Inc. in connection with a commercial transaction. This issuance was made in reliance on Section 4(2) of the Securities Act and/or Rule 506 promulgated under the Securities Act and was made without general solicitation or advertising.

4. In December 2009, the Registrant issued 257,984 shares of common stock with an aggregate grant date fair value of approximately $5.2 million to Steven W. Streit, its Chief Executive Officer, to compensate him for past services rendered to the Registrant. This issuance was made in reliance on Section 4(2) of the Securities Act and was made without general solicitation or advertising.

5. In May 2010, the Registrant issued 2,208,552 shares of Class A Common Stock to Wal-Mart Stores, Inc. in connection with a commercial transaction. The issuance was made in reliance on Section 4(2) of the Securities Act and/or Rule 506 promulgated under the Securities Act and was made without general solicitation or advertising. Wal-Mart Stores, Inc. has represented to the Registrant that it is a “qualified institutional buyer” as defined in Rule 144A under the Securities Act.

6. Since January 1, 2007, the Registrant has issued an aggregate of 13,941 shares of common stock under its 2001 Stock Plan to Timothy R. Greenleaf, one of its directors, to compensate him for past services rendered to the Registrant as chair of its audit committee. Such issuances had an aggregate grant date fair value of approximately $119,991.

7. Since January 1, 2007, the Registrant has issued options to employees, consultants and directors to purchase an aggregate of 4,457,307 shares of common stock under its 2001 Stock Plan.

8. Since January 1, 2007, the Registrant has issued 3,206,752 shares of common stock to its employees, directors, consultants and other service providers upon exercise of options granted by it under its 2001 Stock Plan, with prices ranging from $0.16 to $10.75 per share, for an aggregate purchase price of $3,936,482.

The recipients of the securities in each of the transactions described in paragraphs (1)-(5) above represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about the Registrant. The issuance of the securities described in paragraphs (6)-(8) above were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to benefit plans and contracts relating to compensation as provided under Rule 701 or Section 4(2) of the Securities Act and/or Rule 506 promulgated under the Securities Act.

ITEM 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

			Incorporated by Reference
Exhibit				File	File	Exhibit	Filed
Number		Exhibit Title	Form	Number	Date	Number	Herewith

1	.01*	Form of Underwriting Agreement.
3.01		Tenth Amended and Restated Certificate of Incorporation of the Registrant.	S-1(A2)	333-165081	April 26, 2010	3.02
3.02		Amended and Restated Bylaws of the Registrant.	S-1(A4)	333-165081	June 29, 2010	3.04
4.01		Ninth Amended and Restated Registration Rights Agreement by and among the Registrant, certain stockholders and certain warrant holders of the Registrant.	S-1(A4)	333-165081	June 29, 2010	4.01
4.02		First Amendment to Ninth Amended and Restated Registration Rights Agreement by and among the Registrant, certain stockholders and certain warrant holders of the Registrant.	S-1(A7)	333-165081	July 19, 2010	4.02
5	.01*	Opinion of Fenwick & West LLP regarding the legality of the securities being registered.

			Incorporated by Reference
Exhibit				File	File	Exhibit	Filed
Number		Exhibit Title	Form	Number	Date	Number	Herewith

10.01		Form of Indemnity Agreement.	S-1(A4)	333-165081	June 29, 2010	10.01
10.02		Second Amended and Restated 2001 Stock Plan and forms of notice of stock option grant, stock option agreement and stock option exercise letter.	S-1(A3)	333-165081	June 2, 2010	10.02
10.03		2010 Equity Incentive Plan and forms of notice of stock option grant, stock option award agreement, notice of restricted stock award, restricted stock agreement, notice of stock bonus award, stock bonus award agreement, notice of stock appreciation right award, stock appreciation right award agreement, notice of restricted stock unit award, restricted stock unit award agreement, notice of performance shares award and performance shares agreement.	S-1(A4)	333-165081	June 29, 2010	10.03
10.04		Lease Agreement between Registrant and Foothill Technology Center, dated July 8, 2005, as amended on August 21, 2008 and July 30, 2009.	S-1	333-165081	February 26, 2010	10.04
10	.05†	Amended and Restated Prepaid Card Program Agreement, dated as of May 27, 2010, by and among the Registrant, Wal-Mart Stores, Inc., Wal-Mart Stores Texas, L.P., Wal-Mart Louisiana, LLC, Wal-Mart Stores East, Inc., Wal-Mart Stores, L.P. and GE Money Bank.	S-1(A6)	333-165081	July 13, 2010	10.05
10	.06†	Card Program Services Agreement, dated as of October 27, 2006, by and between the Registrant and GE Money Bank, as amended.	S-1(A6)	333-165081	July 13, 2010	10.06
10	.07†	Program Agreement, dated as of November 1, 2009, by and between the Registrant and Columbus Bank and Trust Company.	S-1(A6)	333-165081	July 13, 2010	10.07
10	.08†	Agreement for Services, dated as of September 1, 2009, by and between the Registrant and Total System Services, Inc.	S-1(A6)	333-165081	July 13, 2010	10.08
10	.09†	Master Services Agreement, dated as of May 28, 2009, by and between the Registrant and Genpact International, Inc.	S-1(A6)	333-165081	July 13, 2010	10.09
10.10		Sixth Amended and Restated Loan and Line of Credit Agreement between Columbus Bank and Trust Company and Registrant, dated March 24, 2010.	S-1(A2)	333-165081	April 26, 2010	10.10

			Incorporated by Reference
Exhibit				File	File	Exhibit	Filed
Number		Exhibit Title	Form	Number	Date	Number	Herewith

10.11		Offer letter to William D. Sowell from the Registrant, dated January 28, 2009.	S-1	333-165081	February 26, 2010	10.11
10.12		Form of Executive Severance Agreement.	S-1(A2)	333-165081	April 26, 2010	10.12
10.13		FY2009 Management Cash Incentive Compensation Plan.	S-1	333-165081	February 26, 2010	10.13
10.14		Description of FY2010 Management Cash Incentive Compensation Plan.	S-1(A3)	333-165081	June 2, 2010	10.14
10.15		Warrant to purchase shares of common stock of the Registrant.	S-1(A6)	333-165081	July 13, 2010	10.15
10.16		Class A Common Stock Issuance Agreement, dated as of May 27, 2010, between the Registrant and Wal-Mart Stores, Inc.	S-1(A6)	333-165081	July 13, 2010	10.17
10.17		Voting Agreement, dated as of May 27, 2010, between the Registrant and Wal-Mart Stores, Inc.	S-1(A4)	333-165081	June 29, 2010	10.18
10.18		2010 Employee Stock Purchase Plan.	S-1(A4)	333-165081	June 29, 2010	10.19
10.19		Standard Sublease, dated January 12, 2010, between the Registrant and Telscape Communications, Inc., as amended.	10-Q	001-34819	November 3, 2010	10.01
23	.01*	Consent of Fenwick & West LLP (included in Exhibit 5.01).
23.02		Consent of Ernst & Young LLP, independent registered public accounting firm.				X
24.01		Power of Attorney (included on page II-7).				X

*	To be filed by amendment.

†	Registrant has omitted portions of the referenced exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a grant of confidential treatment under Rule 406 promulgated under the Securities Act.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because they are not applicable or the information is included in the Registrant’s consolidated financial statements or related notes.

ITEM 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Monrovia, State of California, on November 8, 2010.

GREEN DOT CORPORATION

By:	/s/ Steven W. Streit
Steven W. Streit
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Steven W. Streit, John C. Ricci and John L. Keatley, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

Principal Executive Officer:

/s/ Steven W. Streit Steven W. Streit	Chairman, President and Chief Executive Officer	November 8, 2010

Principal Financial Officer:

/s/ John L. Keatley John L. Keatley	Chief Financial Officer	November 8, 2010

Principal Accounting Officer:

/s/ Simon M. Heyrick Simon M. Heyrick	Chief Accounting Officer	November 8, 2010

Name	Title	Date

Additional Directors:

/s/ Kenneth C. Aldrich Kenneth C. Aldrich	Director	November 8, 2010

/s/ Timothy R. Greenleaf Timothy R. Greenleaf	Director	November 8, 2010

/s/ Virginia L. Hanna Virginia L. Hanna	Director	November 8, 2010

/s/ Michael J. Moritz Michael J. Moritz	Director	November 8, 2010

/s/ William H. Ott, Jr. William H. Ott, Jr.	Director	November 8, 2010

/s/ W. Thomas Smith, Jr. W. Thomas Smith, Jr.	Director	November 8, 2010

EXHIBIT INDEX

			Incorporated by Reference
Exhibit				File	File	Exhibit	Filed
Number		Exhibit Title	Form	Number	Date	Number	Herewith

1	.01*	Form of Underwriting Agreement.
3.01		Tenth Amended and Restated Certificate of Incorporation of the Registrant.	S-1(A2)	333-165081	April 26, 2010	3.02
3.02		Amended and Restated Bylaws of the Registrant.	S-1(A4)	333-165081	June 29, 2010	3.04
4.01		Ninth Amended and Restated Registration Rights Agreement by and among the Registrant, certain stockholders and certain warrant holders of the Registrant.	S-1(A4)	333-165081	June 29, 2010	4.01
4.02		First Amendment to Ninth Amended and Restated Registration Rights Agreement by and among the Registrant, certain stockholders and certain warrant holders of the Registrant.	S-1(A7)	333-165081	July 19, 2010	4.02
5	.01*	Opinion of Fenwick & West LLP regarding the legality of the securities being registered.
10.01		Form of Indemnity Agreement.	S-1(A4)	333-165081	June 29, 2010	10.01
10.02		Second Amended and Restated 2001 Stock Plan and forms of notice of stock option grant, stock option agreement and stock option exercise letter.	S-1(A3)	333-165081	June 2, 2010	10.02
10.03		2010 Equity Incentive Plan and forms of notice of stock option grant, stock option award agreement, notice of restricted stock award, restricted stock agreement, notice of stock bonus award, stock bonus award agreement, notice of stock appreciation right award, stock appreciation right award agreement, notice of restricted stock unit award, restricted stock unit award agreement, notice of performance shares award and performance shares agreement.	S-1(A4)	333-165081	June 29, 2010	10.03
10.04		Lease Agreement between Registrant and Foothill Technology Center, dated July 8, 2005, as amended on August 21, 2008 and July 30, 2009.	S-1	333-165081	February 26, 2010	10.04
10	.05†	Amended and Restated Prepaid Card Program Agreement, dated as of May 27, 2010, by and among the Registrant, Wal-Mart Stores, Inc., Wal-Mart Stores Texas, L.P., Wal-Mart Louisiana, LLC, Wal-Mart Stores East, Inc., Wal-Mart Stores, L.P. and GE Money Bank.	S-1(A6)	333-165081	July 13, 2010	10.05
10	.06†	Card Program Services Agreement, dated as of October 27, 2006, by and between the Registrant and GE Money Bank, as amended.	S-1(A6)	333-165081	July 13, 2010	10.06
10	.07†	Program Agreement, dated as of November 1, 2009, by and between the Registrant and Columbus Bank and Trust Company.	S-1(A6)	333-165081	July 13, 2010	10.07
10	.08†	Agreement for Services, dated as of September 1, 2009, by and between the Registrant and Total System Services, Inc.	S-1(A6)	333-165081	July 13, 2010	10.08
10	.09†	Master Services Agreement, dated as of May 28, 2009, by and between the Registrant and Genpact International, Inc.	S-1(A6)	333-165081	July 13, 2010	10.09

			Incorporated by Reference
Exhibit				File	File	Exhibit	Filed
Number		Exhibit Title	Form	Number	Date	Number	Herewith

10.10		Sixth Amended and Restated Loan and Line of Credit Agreement between Columbus Bank and Trust Company and Registrant, dated March 24, 2010.	S-1(A2)	333-165081	April 26, 2010	10.10
10.11		Offer letter to William D. Sowell from the Registrant, dated January 28, 2009.	S-1	333-165081	February 26, 2010	10.11
10.12		Form of Executive Severance Agreement.	S-1(A2)	333-165081	April 26, 2010	10.12
10.13		FY2009 Management Cash Incentive Compensation Plan.	S-1	333-165081	February 26, 2010	10.13
10.14		Description of FY2010 Management Cash Incentive Compensation Plan.	S-1(A3)	333-165081	June 2, 2010	10.14
10.15		Warrant to purchase shares of common stock of the Registrant.	S-1(A6)	333-165081	July 13, 2010	10.15
10.16		Class A Common Stock Issuance Agreement, dated as of May 27, 2010, between the Registrant and Wal-Mart Stores, Inc.	S-1(A6)	333-165081	July 13, 2010	10.17
10.17		Voting Agreement, dated as of May 27, 2010, between the Registrant and Wal-Mart Stores, Inc.	S-1(A4)	333-165081	June 29, 2010	10.18
10.18		2010 Employee Stock Purchase Plan.	S-1(A4)	333-165081	June 29, 2010	10.19
10.19		Standard Sublease, dated January 12, 2010, between the Registrant and Telscape Communications, Inc., as amended.	10-Q	001-34819	November 3, 2010	10.01
23	.01*	Consent of Fenwick & West LLP (included in Exhibit 5.01).
23.02		Consent of Ernst & Young LLP, independent registered public accounting firm.				X
24.01		Power of Attorney (included on page II-7).				X

*	To be filed by amendment.

†	Registrant has omitted portions of the referenced exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a grant of confidential treatment under Rule 406 promulgated under the Securities Act.